As filed with the Securities and Exchange Commission on May 31, 2024.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WEBTOON ENTERTAINMENT INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	81-3830533
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5700 Wilshire Blvd., Suite 220

Los Angeles, CA 90036

(323) 424-3795

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Junkoo Kim

WEBTOON Entertainment Inc.

5700 Wilshire Blvd., Suite 220

Los Angeles, CA 90036

(213) 347-4841

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Kim, P.C. Joshua N. Korff, P.C. Edward J. Lee, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Maximilian Jo General Counsel and Corporate Secretary WEBTOON Entertainment Inc. 5700 Wilshire Blvd., Suite 220 Los Angeles, CA 90036 (213) 347-4841	Michael Kaplan Dan Gibbons Judah Bareli Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

WEB TOON

To be the world's storytelling technology platform empowering creation by anyone, for everyone.

Countries

150+ [1]

MAU

169M [1]

Total titles

55M [2]

Total creators

24M [2]

(Cumulative) Creator payout

$2.8B [3]

Revenue

$1.3B [4]

Daily time spent on web-comic (US/KR/JP)

26-39mins [1]

Daily time spent on web-novel (Wattpad)

57mins [1]

[1] As of quarter ended March 31, 2024
[2] As of December 31, 2023
[3] Between 2017 and 2023
[4] For the year ended December 31, 2023

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED    , 2024.

   Shares

WEBTOON ENTERTAINMENT INC.

Common Stock

This is an initial public offering of shares of the common stock of WEBTOON Entertainment Inc. We are offering     shares of our common stock to be sold in this offering.

Prior to this offering, there has been no public market for shares of our common stock. We estimate that the initial public offering price per share will be between $    and $    . We have applied to list our common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “WBTN.”

We are treated as an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, for certain purposes until the earlier of the completion of this offering or the end of the one-year period beginning on December 31, 2023 and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus. See “Risk Factors” and “Prospectus Summary—Emerging Growth Company.”

Upon the completion of this offering, NAVER Corporation (“NAVER”) will beneficially own approximately    % of the voting power of our shares of common stock eligible to vote in the election of directors (or    % if the underwriters exercise in full their option to purchase additional shares of our common stock to cover over-allotments). As a result, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq. See “Management—Controlled Company Exemption.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 26 to read about factors you should consider before purchasing shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have the option, for a period of 30 days from the date of this prospectus, to purchase up to an additional    shares from us at the initial public offering price less the underwriting discount and commissions to cover over-allotments.

The underwriters expect to deliver the shares of common stock against payment on or about    , 2024.

Goldman Sachs & Co. LLC	Morgan Stanley	J.P. Morgan	Evercore ISI
Deutsche Bank Securities	UBS Investment Bank		HSBC

Raymond James	LionTree

Prospectus dated    , 2024.

Through and including    , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the underwriters take no responsibility for, and cannot assure you as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of our common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, results of operations, financial condition or prospects may have changed since that date.

Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States (“U.S.”). Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the U.S.

Pursuant to the laws of South Korea (“Korea”), we have filed with the Financial Services Commission of Korea a separate securities registration statement in the Korean language for the benefit of investors in Korea who may purchase shares of our common stock in the secondary market after the completion of the offering

i

described in this prospectus (“post-IPO Korean investors”). Certain information in such filing is applicable only to the post-IPO Korean investors and therefore is not included in this prospectus. The information contained in such filing does not and will not form a part of this prospectus.

Market and Industry Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market share, market opportunity and market size, has been obtained from third-party sources, including industry publications and other reports, internal data sources and management estimates, which we believe to be reliable and based on reasonable assumptions.

We have not commissioned any of the industry publications or other reports or sources generated by third-party providers that we refer to in this prospectus. Our management estimates are derived from such third-party sources, other publicly available information, our knowledge of our industry, internal company research, surveys, information from our customers and third-party partners, trade and business organizations and other contacts in the markets in which we operate and assumptions based on this information and knowledge.

Data regarding our industry and our market position and market share within our industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe they generally indicate market size, market position and market share within our industry. In addition, assumptions and estimates of our and our industry’s forecasts, projections and future performance involve risks and uncertainties and are subject to change based on various factors, including those described in the section of this prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in estimates made by third parties and us. See “Cautionary Note Regarding Forward-Looking Statements.”

Stock Split

After the effectiveness of the registration statement of which this prospectus forms a part and before the completion of this offering, we will effectuate a    -for-one forward stock split of our common stock (the “Stock Split”). The historical audited consolidated financial statements and historical unaudited condensed consolidated financial statements and the related notes to those statements included elsewhere in this prospectus have not been adjusted for the Stock Split. Unless otherwise indicated, all other share and per share data in this prospectus have been retroactively adjusted, where applicable, to reflect the Stock Split as if it had occurred at the beginning of the earliest period presented.

Trademarks, Trade Names and Service Marks

Our design logos, “WEBTOON” and our other registered or common law trademarks, trade names and service marks appearing in this prospectus are the property of WEBTOON Entertainment Inc. or its affiliates. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. This prospectus also contains additional trademarks, trade names and service marks belonging to other parties. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, such other parties.

Non-GAAP Financial Measures

This prospectus contains certain financial measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, revenue on a constant currency basis and revenue growth on a constant currency basis that are not required by, or prepared in accordance with, U.S. generally accepted accounting principles (“GAAP”). We refer to these measures as “non-GAAP” financial measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for our definitions of these non-GAAP measures, information about how and why we use these non-GAAP measures and a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with GAAP.

GLOSSARY

As used in this prospectus, unless stated otherwise or the context otherwise requires:

•

“amateur creator(s)” means creators who do not currently monetize their content as Paid Content on our platform as they are subject to our standard terms and conditions without Paid Content revenue sharing provisions. Amateur creators may monetize through other methods, including advertising if they meet certain viewership and subscriber thresholds.

•	“Coins” means our in-app currency, which our users can purchase, earn by completing certain advertisement-associated actions or receive during in-app promotional events.

•	“consumer product unit(s)” means merchandise produced and sold to consumers adapted from certain content on our offerings.

•	“creators” means individuals who upload content to our platform and whose content remains available on our platform. Total creators include both amateur and professional creators.

•	“Daily Pass” means a digital pass that provides users with access to locked episodes primarily from a series that is no longer publishing new episodes.

•

“Daily Time Spent Per Active User” means the total time our users spent on our platform on a given day divided by the number of users who spent time on our platform on that given day, averaged over each day in the given period.

•	“eBookJapan” means our eBook (including digital manga, which is manga in a digital format), web-comic and web-novel offering in Japan dedicated to professional creators.

•	“episode” means a periodically uploaded chapter or installment of a web-comic or web-novel title.

•	“Fast Pass” means a digital pass that provides users with early access to upcoming episodes for ongoing series of content on our platform, which must be purchased with Coins.

•	“IP Adaptations” means adaptations of certain content on our offerings into other media formats such as film, streaming series, games and merchandise.

•	“LINE MANGA” means our web-comic and digital manga offering in Japan dedicated to both amateur and professional creators.

•	“manga” means a style of Japanese comic books and graphic novels typically presented in print format.

•	“MAU” or “monthly active users” means users who visited our offerings at least once in the applicable calendar month, averaged over each month in the given period.

•

“Monthly Paid Content ARPPU” or “Monthly Paid Content average revenue per paying user” means the average Paid Content revenue in a given month divided by the number of monthly paying users for such month, averaged over each month in the given period.

•	“MPU” or “monthly paying users” means users who have paid to access Paid Content in the applicable calendar month, averaged over each month in the given period.

•	“Munpia” means, as context requires, Munpia Inc., one of our wholly-owned subsidiaries in Korea, or Munpia, the namesake web-novel offering and web-novel creator community in Korea run by Munpia Inc.

•	“NAVER” means NAVER Corporation, a global information communications technology (ICT) company and our parent, and its subsidiaries and affiliates, excluding WEBTOON, unless context otherwise requires.

•	“NAVER SERIES” means our eBook, web-comic and web-novel offering in Korea dedicated to professional creators.

•	“NAVER WEBTOON” means NAVER WEBTOON Ltd., one of our wholly-owned subsidiaries in Korea that operates our offerings including WEBTOON and WEBTOON Korea.

•

“offering” means our mobile applications, websites or specific sections within such applications and websites where our creators post content, including WEBTOON, WEBTOON Korea, LINE MANGA, NAVER SERIES, eBookJapan, Munpia and Wattpad.

•	“Paid Content” means content on our offerings that our users need to pay to access, including through the use of Coins.

•

“Paid Content GMV” means the dollars spent in a period by our users to access Paid Content on our platform, which primarily consists of the dollar value of all Coins purchased by our users (no matter when purchased) and subsequently redeemed to access Paid Content on our platform during the applicable period.

•	“Paying ratio” means, with respect to a given period, the ratio of MPU divided by MAU.

•	“Paying user” means, with respect to a given period, a user who has paid to access Paid Content on our platform.

•	“professional creator(s)” means creators who monetize through Paid Content on our platform under formal creator agreements with Paid Content revenue sharing provisions.

•	“Studio LICO” means Studio LICO Corporation, one of our wholly-owned subsidiaries in Korea that produces web-comics and animations based on content on our offerings.

•	“Studio N” means Studio N Corporation, one of our wholly-owned subsidiaries in Korea that produces feature films, TV series and animations based on content on our offerings.

•	“title” means a sequential web-comic or web-novel story that is comprised of episodes.

•

“Wattpad” means, as context requires, Wattpad Corp., one of our wholly-owned subsidiaries in Canada which was acquired by NAVER in May 2021 and subsequently acquired by us from NAVER in June 2023, or Wattpad, the namesake global web-novel offering with a global community of creators who are mostly amateur creators that is run by Wattpad Corp.

•	“Wattpad WEBTOON Studios” means Wattpad WEBTOON Studios Inc., one of our wholly-owned subsidiaries in Canada that produces feature films, TV series and animations based on content on our offerings.

•	“web-comics” means digitally created and serialized stories expressed through vertical, continuous and graphical content.

•	“web-novels” means digitally created, serialized and text-based stories.

•	“WEBTOON” means, as context requires, WEBTOON Entertainment Inc., a Delaware corporation, and its consolidated subsidiaries, or WEBTOON, the namesake global web-comic offering run by NAVER WEBTOON.

•	“WEBTOON English” means WEBTOON offered in English.

•	“WEBTOON Korea” means NAVER WEBTOON, our web-comic offering in Korea.

v

A LETTER FROM JUNKOO KIM, FOUNDER AND CEO

Nearly twenty years ago, I was a search engineer at NAVER, who launched a side project: WEBTOON. The initial vision was very simple, to bring comics to more people around the world. I imagined a world where American, Korean, Japanese, or French comic creators weren’t limited by print or borders, and could instead reach new readers all over the world online. The project was born out of my own love of comics, which I’ve been passionate about since I was young. Comics are like a window into another world, capable of transporting readers to distant, fantastic places, and creating new perspectives. I’ve long admired the talented artists who create comics and have the incredible gift of building entire universes on a page. I truly love visual stories and storytelling, which is why I am so passionate about helping a diverse new generation of creators succeed. Since our founding, I’ve been asked “WHY” I founded this business and “WHY” it has grown into a global leader. Here is the WHY.

WEBTOON tells stories. For me, comics have always created a sense of joy, exploration and belonging. I wanted to create a platform that would give any individual the ability to experience and share their stories with the world. A platform where fans like me could discover the limitless imagination of storytellers around the world. I realized that I could harness the power of technology to pioneer an entirely new form of entertainment: the web-comics. This format displays art and text in a single continuous, vertical scroll, allowing stories to develop and evolve in real time as the user scrolls. The use of white space highlights a character’s isolation and loneliness. A crowded panel creates chaos. Long blank panels build suspense. Action words and onomatopoeia, sometimes bursting out of the four corners of the panel, bring a vivid sense of motion and sound to still images. The magic of the webcomic format is its ability to unleash creativity for storytellers.

WEBTOON empowers creators. Anyone with a story to tell can publish on WEBTOON and reach millions. Many creators come to WEBTOON for that reason alone: to share their stories. Some creators, however, are building small businesses on our platform. There’s another aspect to the magic of the webcomic format: users are motivated to pay for content. Most stories on our platform are free. Some episodes, however, are paid – such as the most recent episodes of a live story. An average episode costs only a few cents each, so the barrier is very low for users. Users can thus support their favorite creators. WEBTOON has paid out over $2.8 billion to creators from 2017 to 2023. The average professional creator is earning $48,000 a year and the top 100 are earning $1 million. Many stories have also become global fandoms, adapted into film, streaming series, animation, video games and more. And many of these adaptations have ranked #1 globally on platforms such as Netflix, Amazon Prime Video, and Apple TV. I believe the next generational entertainment franchises will be created by whoever can harness the creativity of the vast global user base, not by investing millions of dollars into script development by professional writers, directors, and producers. Imagine for yourself the next decade’s biggest hit IP franchise – our goal is for that franchise to be discovered and developed by WEBTOON.

WEBTOON builds community. The final magic of the webcomic format is quite simple: users love it. The ultimate power of WEBTOON lies in the interactions between these users and their favorite creators as fandoms are built around beloved stories. That starts with a highly engaging format – on average users spend thirty minutes on WEBTOON – reading between five and ten of their favorite episodes each day. Users leave feedback and praise for creators, approximately one million posts each month. The resulting community brings together approximately 170 million users each month from over 150 countries in the world, connecting them with 24 million creators. Our roots are in Korea, where half the population visits our platform each month, but our community is truly global. In 2013, we launched in Japan given familiarity with similar content types, and today we have over 20 million monthly users there; our format is quickly gaining popularity with North American users where we have more than 20 million monthly users and 75% of users are Gen Z as of December 2023; and our platform has become truly global with over half of all monthly users outside of these three markets.

Those are the reasons I started WEBTOON: to share stories, to empower creators, and to build community. That is what has driven me and the entire organization for the last two decades. And that will continue to be our strategy going forward as a public company.

On a final note, I want to say thank you. To our fans, creators, and employees. We would not be where we are today without you. To fans, thank you for your endless dedication to this art form and community. To creators, thank you for bringing richness and imagination to the lives of millions globally. And to the entire WEBTOON team, thank you for your passion – towards this company and towards this community. I am inspired every day by you all. While this IPO is the culmination of efforts over the last two decades, it is also in many ways a new beginning. I cannot wait to discover what stories we will write next.

Best,

Junkoo Kim

Founder and CEO

PROSPECTUS SUMMARY

This summary highlights selected information included elsewhere in this prospectus and does not contain all of the information you should consider before making an investment decision to purchase shares of our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to “WEBTOON,” the “Company,” “we,” “us,” “our” or similar terms refer to WEBTOON Entertainment Inc., a Delaware corporation, and its consolidated subsidiaries.

Our Vision

To be the world’s storytelling technology platform empowering creation by anyone, for everyone.

Overview

WEBTOON is a global storytelling platform where a vibrant community of creators and users discover, create and share new content. We have pioneered a cultural movement by revolutionizing the storytelling format and democratizing content creation and publication. WEBTOON empowers creators by enabling them to participate economically in their own creation, and users, by offering an endless library of content. Our community connects 24 million creators with approximately 170 million monthly active users in over 150 countries around the world.1

Our founder, Junkoo Kim, started WEBTOON in 2005 while he was working as a search engineer at NAVER, the largest internet company in Korea. Junkoo was a lifelong lover of comics and their rich and vibrant worlds and diverse characters. He wanted to create a platform that empowered creators to share stories and for fans, like himself, to discover this unique content. Instead of a traditional storytelling format, confined to a page or screen, he pioneered something different. Through serialized releases of bite-sized episodes available online, he created a format that was not only easily accessible and highly engaging for fans, but also easier for creators to create and share with a wide audience. WEBTOON initially focused almost entirely on seeding differentiated content and fostering user engagement until we began our Paid Content business model in 2012 and then began operating as an independent unit within NAVER in 2017. Though our roots are in Korea, we have built a truly global platform in the nearly two decades since our founding, broadening the reach and impact of our creators and their content.

Content on our platform tells stories created by our creators through multiple immersive formats. On our platform, creators tell long-form stories through our iconic serialized narratives in the form of short-form, bite-sized episodes. This content format results in a habitual behavior with an engaged user base. These stories are told primarily in two ways—web-comics, a graphical comic-like medium, and web-novels, which are text-based stories. The web-comic medium tells stories using a continuous vertical-scroll format that is easily read on mobile devices. For both formats, the serialized release of content is analogous to chapters of a book. These formats are not only accessible and highly engaging for fans, but also easier for creators to create, share and monetize their stories. We are able to further extend the reach, impact and monetization of our content by adapting it into other media formats such as film, streaming series, games, merchandise and print books. Over the past decade, we have adapted over 900 titles, including over 100 streaming series and films, more than 200 books, over 70 games and over 11 million consumer product units as of March 31, 2024.

Creators power our content engine by authoring immersive visual stories, or titles, developing imaginative new characters and inspiring fandoms. Our creator base ranges from the individual enthusiast with a love of

[1]	The number of creators is as of December 31, 2023. The number of monthly active users and countries are as of the quarter ended March 31, 2024 and as of March 31, 2024, respectively.

storytelling to the professional author building a brand and an enterprise on our platform. WEBTOON provides creators with an opportunity to monetize their creativity through various means, including Paid Content, Advertising and IP Adaptations. Our platform serves both amateur and professional creators. Professional creators are defined as creators who monetize through Paid Content on our platform under formal creator agreements with Paid Content revenue sharing provisions. We consider these two groups of creators separately because their intentions are often distinct. Amateur creators, which make up the vast majority of the 24 million creators on our platform, may come to our platform simply for the love of our unique form of storytelling and to connect with an engaged and like-minded audience. On the contrary, professional creators are often building a brand and an enterprise on our platform. In the year ended December 31, 2023, the average earnings per professional creator on our platform were $48 thousand, with top 100 creators earning an average of $1 million, and, cumulatively, our creators earned over $2.8 billion between 2017 and 2023. Due to the deep and continuous user engagement fostered through our serialized format, content on our platform has greater longevity. Some of the most successful series on our platform continue to attract new users after more than 10 years.

Users come to our platform to discover and consume engaging and immersive content. Our creators tell stories that are relatable to global audiences, attracting users across age groups, geographies and genders. In fact, according to our April 2024 survey we conducted of our U.S. users, 97% agreed that WEBTOON is entertaining and fun, achieving a higher score than other platforms including Roblox, Netflix and TikTok. The web-comic format has grown in popularity globally, with particular affinity among Gen Z audiences. As of March 31, 2024, our user base was highly global across over 150 countries with over half of our monthly active users coming from outside of our core markets of Korea, Japan and the U.S. and Canada (“North America”). Our largest proportion of users are Gen Z (under 24 years old) and millennials (25 to 34 years old), who are mobile-first, highly engaged users with increasing purchasing power.

Community reinforces the benefits to creators and users on our platform. We help users and creators build relationships and engage with one another over content. As users, or “fans,” often develop a personal connection to the titles on our platform, they relish the direct engagement with creators through both our comments section at the end of each episode and the “Creator Profile” section, where creators can post messages and users can respond directly. Fans also appreciate the ability to potentially influence how stories unfold and how their favorite characters evolve, as creators may choose to incorporate fans’ feedback. This enables a positive feedback loop for content creation and user engagement. This community engagement powers a flywheel of user engagement and creator readership, which in turn drives WEBTOON’s success.

This vibrant ecosystem is amplified by our foundational technology and artificial intelligence capabilities, which enable content creation, along with our content discovery and recommendation engines. Our content creation technology helps creators enhance their storytelling skills, tailor the content to various global audiences and build more engaged, wider fan bases around the world. For users, our technology enables a personalized recommendation model and rule-based curation methodology to encourage new content discovery. These tools are highly scalable across markets and our newer markets are able to benefit from the content and platform infrastructure we have invested in and refined in Korea and Japan.

Our business model is driven by the shared success of all those who participate in our platform. The result is earnings for creators, diversity of content for users to enjoy, high-intent and relevant audiences for advertising partners and a multitude of intellectual property to be adapted by media partners. Greater engagement leads to higher revenue growth and stronger user economics, which in turn provides us the benefit of diversified revenue streams and allows for reinvestment into the creators on our platform. For the year ended December 31, 2023, we generated revenue of $1,282.7 million, net loss of $144.8 million and Adjusted EBITDA of $11.7 million, representing a net loss margin of (11.3)% and an Adjusted EBITDA Margin of 0.9%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Platform

Our creators, users and content drive a powerful community flywheel. By creating and publishing new and diverse content, creators on our platform help drive the scale of our user base. In turn, users build relationships with creators through real-time feedback and praise on content; fandoms built around popular characters, storylines or in-story universes; and monetary support through payments for access to content. This attracts new creators to our platform, who expand our community and deepen engagement with fans, which leads to an even stronger feedback loop and encourages more content creation. We further amplify this flywheel through other monetization models, including advertising and IP Adaptations. Finally, our platform is underpinned by our foundational technology and artificial intelligence, enabling content creation and discovery and recommendation. The result is increased user engagement, creator prosperity and, ultimately, WEBTOON success.

(1)	Graphic shows user metrics, creator metrics and content metrics as of the quarter ended March 31, 2024, as of December 31, 2023, and as of December 31, 2023, respectively.

Our Content

We pioneered a new form of digital storytelling. Most of our content consists of long-form stories that are serialized into short-form image- or text-based pieces released on a weekly schedule. We focused on the development of this type of digital content because this mode of storytelling is not only appealing to our users, but it is also well suited to the success of individual creators. Creators can write new stories simply and easily, without expensive equipment or training. Creators are empowered to experiment and innovate because the time and resources required for each individual episode is less intensive than what would have gone into the entire title, and because creators receive real-time feedback from users. The bite-sized format leads to a high velocity of new content being released, driving more frequent user engagement. This format is specifically popular with Gen Z and millennial users because of their preference for bite-sized, flexible content. Finally, this format lends itself to a highly scalable content model that can be monetized both across geographic markets and across media formats via adaptations such as film and streaming series.

Web-comics are digitally created, weekly serialized stories expressed through vertical, continuous graphical content. Web-comics are optimized for scrolling and often include unique special effects, such as sounds and animations. Web-comics generate the vast majority of revenue on our platform. As of December 31, 2023, creators had published over 450 thousand web-comic stories on our platform. As of December 2023, we enjoyed the number one market position in web-comics in all of our major geographies, including Korea, Japan, the U.S. and multiple geographies throughout Southeast Asia and Europe in terms of monthly active users.2

Web-novels are digitally created, weekly serialized stories expressed through text with many titles releasing new content three to five times a week. As opposed to an eBook—a traditional long-form, text-based, online book (often an online version of a print book)—a web-novel is a long-form story serialized into short-form. Similar to our iconic web-comic format, the serialized nature of web-novels encourages habitual engagement from our users. Web-novels have an even lower barrier to creation than web-comics given that no illustration is required. This leads to a greater velocity of content generation. As of December 31, 2023, creators had generated over 54 million web-novel stories on our platform. As of December 2023, we enjoyed number one market positions in web-novels in Korea and the U.S. in terms of monthly active users.3

The size, breadth and depth of our content library are our key competitive strengths. Because our content is bite-sized, we empower creators to experiment and innovate, and receive feedback directly and in real time. This results in a high velocity of new content creation, with 124 thousand episodes published daily in the quarter ended December 31, 2023. On our platform, there are a number of stories that generate strong demand—117 stories generated over $1.0 million of Paid Content GMV in the year ended December 31, 2023. However, our stories are also well-distributed with less than 20% of our Paid Content GMV in that year generated by our 100 highest grossing stories.

Our content resonates globally, and our strategy includes the translation, adaptation and exportation of stories from one geography into another. For example, True Beauty, a romantic-comedy web-comic that was published in 2018 by a Korean creator, Yaongyi, has reached approximately 6.4 billion cumulative page views across 10 available languages, with over 76% of the page views coming from outside of Korea as of March 31, 2024. The title was also adapted into a streaming series in 2020 and reached global audiences on Netflix, Prime Video and Apple TV. Similarly, Lore Olympus, a web-comic that was published in 2018 by a creator in New Zealand, Rachel Smythe, has reached over 1.7 billion cumulative page views across seven available languages as of March 31, 2024. In any given market, we see the success of local content (original content created on our platform in the local language), as well as imported content (original content translated into other languages).

Our global platform enjoys connectivity and synergy across content, creators and users. We also tailor our strategy by geography and often operate multiple consumer offerings to best serve local consumer and creator preferences. For example, in Korea, we offer ORIGINALS for professional web-comic content, CANVAS (locally known as Challenge Comics) for amateur web-comic content and multiple web-novel offerings targeted at different audiences. In Japan, our primary offering is LINE MANGA. Because of the widespread popularity of traditional offline manga, our local strategy uniquely includes the digitization of traditional offline manga, intended as a user acquisition tool. We have successfully converted digitized manga readers into consumers of our WEBTOON-format web-comics, with web-comics now accounting for the majority of content viewed by

[2]	Data is from data.ai (a Sensor Tower company). The monthly active users number from data.ai (a Sensor Tower company) only includes smartphones.
[3]

Market positions are based on aggregation of smartphone application and desktop and mobile web monthly active users. The smartphone application data is from data.ai (a Sensor Tower company), and the desktop and mobile web data is based on estimated metrics from SimilarWeb. Market position in Korea includes monthly active users for NAVER SERIES.

daily users on our platform in Japan. In North America, we adapted our ORIGINALS and CANVAS offerings to local consumers by, for example, adding more social features that are popular with North American users.

We have strategically used acquisitions to grow our audience, deepen our reach in new geographies, diversify our creator base and expand our capabilities. In June 2023, we acquired, from NAVER, Wattpad, the largest global web-novel distribution platform for English-language content, with approximately 89 million monthly active users as of the quarter ended March 31, 2024, which had been our sister entity since it was acquired by NAVER in May 2021. The Wattpad acquisition expanded our web-novel offering into North America and Europe and deepened our library of web-novels, which serves as a rich source of content for adaptations into web-comics. It also widened our creator and user acquisition funnel in North America and Europe. In 2022, we acquired eBOOK Initiative Japan Co., Ltd. (“eBIJ”), a leading Japanese publisher of web-based stories, thereby consolidating the then-largest web-based (eBookJapan) and app-based (our LINE MANGA) online comic offerings into one and strengthening our market leadership in Japan.

Our Creators

WEBTOON is powered by our creators and the content they bring to life on our platform. Our creators are inspired by the ability to tell their stories globally. Our creator strategy is to reach the broadest number of potential creators globally, to provide a platform that enables creator success and then to drive impact and earnings for our creators.

Our platform serves both amateur and professional creators. Amateur creators are defined as those who do not currently monetize through Paid Content on our platform and professional creators are defined as those who do so. As amateur creators gain popularity on our platform, we may sign formal creator agreements with them which will allow them to share revenue generated by users paying to access their content and thereby become professional creators.

Amateurs are hobbyists and enthusiasts; anyone can become an amateur creator. These creators come to our platform because of their love of storytelling and the complete freedom to express whatever they desire (without editorial interference), as well as to access our high-intent and engaged global audience and the potential for future financial success. Professional creators, on the other hand, are building small businesses on our platform. Professionals can include both WEBTOON-born amateur creators that ultimately build a large following, as well as existing professional content creators from other industries or publishers.

The scale of our creator earnings is an indicator of our success in empowering creators. Cumulatively, our creators earned over $2.8 billion between 2017 and 2023. For the year ended December 31, 2023, professional creators earned on average $48 thousand per creator, top 100 creators earned on average $1 million per creator, and 483 creators earned at least $100 thousand.

Our creator base is also well distributed globally. Initially, our creator and user bases were concentrated in Korea. While in our early years we focused on cultivating the Korean creator ecosystem and content, we always recognized our platform’s global potential and aspired to expand globally. Over almost two decades since our founding, WEBTOON has done just that. As of December 31, 2023, our platform had 55.1 million pieces of content for users everywhere to enjoy, and including Wattpad, we empowered a creator base of 24 million.

Our Korean creators demonstrate the power of our platform and its global reach. Korea accounts for over half of our platform’s professional and amateur creators (excluding Wattpad), based on publishing language as a proxy for location. There is demonstrated global demand for Korean stories as 47% of titles by professional creators outside of Korea are local to Korea and have been translated into other languages or imported into other geographies as of December 31, 2023. There were 1,163 and 655 imported titles available on LINE MANGA and WEBTOON English, respectively, as of December 31, 2023, an annual increase of 48% and 34%, respectively.

Our Users

As of the quarter ended March 31, 2024, approximately 170 million monthly active users from over 150 countries engaged on our platform across mobile and desktop devices. Our users are diverse across age, geography and gender. Our largest proportion of users are Gen Z (under 24 years old) and millennials (25 to 34 years old), who are mobile-first, highly engaged users with increasing purchasing power.

Our user strategy is to bring scaled audiences around the globe to our platform, to deliver them unique and easy-to-consume content, customized for their preferences, to drive more habitual engagement and, ultimately, to induce them to pay for content.

We acquire a significant portion of our user base through organic means. The strength of our brand, our leading market position in multiple regions and the viral nature of our stories enable us to benefit from word-of-mouth user adoption. We amplify organic marketing through collaborations with local creators or other popular technology platforms, such as our collaborations with Discord, Patreon and DC Comics, as well as through IP Adaptations. We also employ paid marketing strategies such as brand marketing, performance marketing and in-app giveaways, especially in countries such as the U.S., where we are meaningfully underpenetrated compared to our addressable user opportunity.

Once on our platform, we focus on user engagement and retention through multiple means. Our primary engagement and retention tool is the nature of our content. According to our April 2024 survey we conducted of our U.S. users, 77% of respondents agreed that WEBTOON has content they cannot find anywhere else, and 97% agreed that WEBTOON is entertaining and fun, achieving a higher score than other platforms including Roblox, Netflix, and TikTok. Users who discover our platform typically remain active because of the serialized form of our compelling content, which naturally creates a regular cadence of user frequency, and because of our simple and easy-to-use user interface. For instance, according to our April 2024 survey of our U.S. users, 85% of users visit WEBTOON four or more times per week and more than 50% visit WEBTOON seven or more times per week. We historically experience higher user engagement and monetization in the third quarter of the calendar year due to the seasonal impacts of global vacation and holiday schedules of our users. We also leverage artificial intelligence combined with data on prior user consumption trends to provide users with a curated, personalized experience. In the month of December 2023, 33% of our NAVER SERIES readers and 35% of our WEBTOON English readers read a new story that we recommended. Finally, we allow users to interact directly with creators through creator profiles, which increases engagement. As of the quarter ended March 31, 2024, readers spent on average 26 minutes, 39 minutes, 28 minutes and 57 minutes per day on WEBTOON Korea, LINE MANGA, WEBTOON North America4 and Wattpad, respectively.

The majority of content on our platform is free to consume. Some content can only be accessed if a user pays. Users can pay by purchasing Coins, which can then be used to purchase content on our platform. Users can access this Paid Content in two different ways. A Fast Pass provides users with early access to upcoming episodes for ongoing series. A Daily Pass provides users with access to locked episodes, primarily from completed titles, meaning a series that is no longer publishing new episodes. Users receive a certain number of Daily Passes for free each day; additional Daily Passes and any Fast Passes must be purchased. Through the rewarding of Daily Passes and other targeted marketing campaigns, we provide engaged users with an opportunity to experience premium Paid Content for free, a process of habituation that induces their willingness to pay for content.

We also believe that we have a differentiated ability to advertise on our platform in a way that is additive to the user journey, rather than detracting. For example, one of our primary advertising products allows users to unlock Paid Content for free by viewing certain pre-roll ads. According to our April 2024 survey of our U.S. users, 80% of Fast Pass users are willing to watch an ad for an episode. That format has also already

[4]	We measure users who read WEBTOON in the U.S. as a proxy to track time spent by users in North America.

demonstrated widespread success in Japan, where over 50% of LINE MANGA users view pre-roll advertisements at least once each month. We also believe we have a differentiated ability to offer advertisers other ad formats such as display; according to our April 2024 survey of U.S. users, WEBTOON users are more than twice as likely to pay attention to ads on our platform as compared to Netflix, X, Reddit, or Snap.

Our Community

The power of WEBTOON lies in the interactions of the various stakeholders on our platform—user to user, user to creator and creator to creator. Users build fandoms around beloved content, meeting others with similar passions. This social aspect of our platform drives greater user engagement. Users also leave comments and reviews for creators—praise and feedback on stories—and support their favorite creators monetarily. For example, year to date as of December 2023, users posted an average of approximately one million comments every month on WEBTOON Korea and on WEBTOON English, and the creator profile offering on WEBTOON English saw a 55% increase in number of new posts year over year as of December 2023. Creators are inspired by this support and can incorporate feedback into future episodes. Finally, creators interact with each other, sharing best practices and advice. Altogether, this community powers a flywheel of engagement and creator success that has been the key to our success.

IP Adaptations

We enter into agreements with certain content creators who have stories with potential to become franchises across media formats. Using our multitude of proprietary data on which stories have resonated most with users in the past, we are able to identify and scale winning stories on our platform. We subsequently invest and scale such stories via adaptation into other formats, including films, streaming series, animation, video games, print books and merchandise. The majority of these adaptations are produced in partnership with third-party production companies in the form of a licensing agreement or in a limited preproduction capacity where we are paid a production fee for a service such as script development. The majority of production costs in these cases are borne by a third-party production partner. Occasionally, we may choose to rely entirely on our in-house production capability to produce the adaptation, if we determine the potential reward to be substantially in excess of the investment risk and the magnitude of the required investment to be manageable.

IP Adaptations have the benefit of extending the monetization potential of our content and increasing creator earnings. Our “One Story Multi-Use” strategy enables us to monetize a single story across multiple media formats and geographies. These adaptations also act as a source of organic user acquisition. Many users come to our platform after enjoying the adapted version of a story to discover the original web-comic or web-novel. For example, in the two months after we released Sweet Home on Netflix in December 2020, we saw a 30% increase in average monthly new users, compared to the two months prior to December 2020.

Over the past decade, over 100 different streaming series, films and animated series have been released based on WEBTOON stories, over 200 web-comics and web-novels have been published as print books, and more than 70 games have been released based on IP Adaptations. In the year ended December 31, 2023, we also sold over 1.6 million consumer product units based on our beloved characters.

A core of our strategy is identifying Korean-originated stories with global adaptation potential, and we have a track record of successful adaptations of Korean-originated stories for a global audience. For example, True Beauty was launched in Korea in April 2018; today, it is available in 10 languages, has generated 6.4 billion cumulative page views including more than 76% outside of Korea, and has been adapted into a TV series available on Netflix, Amazon Prime Video, and Apple TV. In addition, the following TV series based on Korean-originated stories have all reached number one on Netflix in the last few years: Mask Girl in August 2023, Bloodhounds in June 2023, All of Us Are Dead in February 2022, and Hellbound in November 2021. We have also successfully adapted Korean stories into film, such as Moon Man in July 2022, which was a top 10 grossing film in 2022; and into animation, such as Lookism in December 2022, which was a Netflix Top 10 series.

We have also seen early success in cultivating local talent in the U.S. and adapting these stories to a global audience. For example, Lore Olympus was originally published on CANVAS, our offering for amateur web-comics, in 2017 and generated 2.7 million cumulative page views in the first 8 months. By 2021, Lore Olympus was adapted into 7 languages and reached number one on our North America professional web-comic offering. The print book adaptation of the web-comic is a New York Times bestseller and is currently in the process of being adapted into an animated streaming series. North America content on Wattpad has also been adapted into TV series, film, and animation. For example, The Kissing Booth has been adapted into three seasons on Netflix with the second season garnering 66 million viewers in the first four weeks.

Foundational Technology and Creator Support

Our content enablement technology, artificial intelligence (“AI”) and data analytics capabilities and creator support services are key pillars of our platform. We facilitate and democratize storytelling through an end-to-end technology toolkit enabling success, from creative development to publishing to user acquisition and, ultimately, monetization. Access to various aspects of this toolkit depends on the needs of the individual creators, with additional support offered to professional creators. Our creator toolkit includes the following.

•

Content management tools: Enable amateur and professional creators of most of our offerings to publish content, manage their series and episodes, view an analytic dashboard and monitor their viewers’ comments.

•

Creation support tools: Products aimed at reducing the workload for creators to produce high quality content through artificial intelligence. For example, a new product in the testing phase, Shaper, allows creators to build 3D character models in order to change that character’s poses seamlessly and without the need to sketch each pose. Another product in the testing phase, Constella, then leverages AI to convert these 3D character models in various poses to natural looking 2D characters in the creator’s drawing style in the targeted poses.

•

Community tools: Enable an actively engaged social community that provides comments, praise and feedback on content. Includes the creator page, a dedicated individual webpage to facilitate creators’ communication with fans by publishing posts and holding votes.

•

Professional development: We supplement these tools with multilayered assistance, such as matching writers with illustrators and offering varying degrees of editorial support and translation services to both professional and amateur creators. We also promote the stories that we have identified as having high-potential for broader popularity throughout our platform, including cross-border into new geographies, and provide marketing and agency support regarding IP Adaptations.

We supplement our creators’ stories with an AI-powered recommendation engine that leverages our data advantage—deep, complex interest graphs mapping the type of content that different types of users enjoy the most. Finally, our community technology allows users to interact with their favorite creators, to influence the type of content being generated and to meet other users with similar interests.

Our technology benefits from our close relationship with NAVER as well. As a result of our relationship with NAVER, we have access to the learnings from their investments in artificial intelligence, such as user acquisition and advertising technology. At the same time, we combine these economies of scale in technology investments with the nimbleness and innovation of a high-growth startup.

Our Industry

We believe that the market opportunity for our offerings benefits from strong secular shifts and tailwinds. These trends in our favor include the following:

Demand for High-Quality User-Generated Digital Content. User-generated content has been increasingly in demand. With the rise of social media, individuals around the world have been able to consume user-generated content at record pace. For example, 39% of weekly media hours consumed in the U.S. was user-generated content.5 Digital comics are a growing portion of that user-generated content. The comic market is shifting from large distributors producing paper comics to user-generated digital comics. Additionally, the online comic books market is expected by 2022 to outpace the overall comic book market through 2030.6

The Rise of Creators. Creators continue to meet demand for user-generated content. Creators span hobbyists to small business owners, and many are young and tech-savvy; 30% of 18-to 24-year-olds and 40% of 25-to 34-year-olds in the U.S. consider themselves content creators.7 By posting engaging and unique content, creators can both earn a living from their online presence and gain widespread notoriety. To date, creator tools have largely focused on photo and short-form video content. We believe there is growing demand for broader formats, including storytelling and web-comics specifically.

Korean Cultural Exports Gain Global Adoption. The Korean Wave, also known as Hallyu, is a decades-long trend of the popularization of Korean pop culture on a global scale. These Korean cultural exports began in the 1990s, gained traction in the 2000s and rapidly accelerated in the last decade-plus, with K-pop, K-dramas and other Korean cultural exports entering the global mainstream. For example, music group BTS was named International Federation of the Phonographic Industry Global Recording Artist of the Year for 2020 and 2021; BLACKPINK became the most-streamed girl group in the world on Spotify in March 2023; Squid Game is the most-watched Netflix streaming series of all time; and Parasite won four Oscars, including Best Picture. The new format of web-comics also builds on a rich history of visual storytelling in Korea, having its origins in manhwa, Korean comics.

The Rise of Global Content Franchises. Franchises are evergreen intellectual property that can be continuously adapted in multiple ways, and they have become increasingly popular and lucrative in recent years. For example, in 2022, nine out of the top ten grossing films globally were adaptations of existing franchise content or sequels, and three were part of the Marvel Cinematic Universe. Technology platforms have introduced new models of promoting viral content and driving global fandoms, with millions of individuals following popular creators such as Mr. Beast and Charlie D’Amelio, among others. For example, in 2022, the top 10 creators on Roblox each earned $23 million from selling original games and in-app purchases. Unlike traditional media models that require significant upfront investment to develop content, technology platforms have democratized the creation of content across content types, allowing any individual to develop high-quality premium content and distribute to a scaled audience. This new model of intellectual property creation also mitigates the traditional risk of whether a work will be a “hit” or “miss” that is inherent in traditional media production because unlike traditional media where producers and distributors have limited real-time audience feedback prior to release, our creators can receive user feedback real time as they develop their works, engage with and respond to fans and adapt and invest to further expand engagement and popularity.

Gen Z Purchasing Power on the Rise. Gen Z individuals increasingly desire short-form, user-generated content and are eager to consume cross-cultural content. Gen Z globally had over $360 billion in estimated

[5]	Content metrics are from a study by the Consumer Technology Association.
[6]	Analysis is from a report by Grand View Research.
[7]	Metrics are from a report by HubSpot.

disposable income in 2022, which has more than doubled compared to three years ago.8 As Gen Z consumers enter the workforce and begin to have higher disposable incomes, their propensity to pay for content will likely increase.

Our Market Opportunity

We see a market opportunity of approximately $130 billion in Paid Content, $680 billion in Advertising and $900 billion in our IP Adaptations businesses.

Paid Content

We have a substantial market opportunity in growing our Paid Content revenue by attracting more users, driving higher engagement and paying ratio, and increasing our average paid content revenue per paying user (ARPPU).

We view our Paid Content market opportunity in terms of our Core Geographies and All Other Geographies (excluding China).

Our Paid Content market opportunity in Core Geographies includes purchases by users for access to our content within Korea, Japan and North America (defined as the U.S. and Canada), our current primary-focus geographies. While we have a global presence with viral content and organic user traffic in over 150 countries, we primarily monetize in our Core Geographies. All Other Geographies include the Rest of World (excluding China).

Given the regional differences in market maturity and demographics, we estimate Paid Content market opportunity for each region separately. To calculate our market opportunity, we use 2023 population figures from Euromonitor, combined with our own estimates for penetration, conversion to paying users and average revenue per paying user for each region.

•

Penetration. We have sized our Paid Content market opportunity based on a target penetration level of 50% of the overall population in Korea, Japan, North America and All Other Geographies (excluding China). Our target penetration is based on our current penetration in Korea, our largest and most mature market.

•	Paying Ratio. To size our Paid Content market opportunity, we assume that we can reach 40% paying ratio in all geographies.

•

Annual Paid Content Average Revenue per Monthly Paying User (annual ARPPU). We have sized our Paid Content market opportunity assuming a potential annual ARPPU for Korea, North America, and All Other Geographies in line with Korea’s ARPPU. In Japan, we assume that our average total ARPPU does not change.

Our Paid Content market opportunity implied by our analysis in our Core Geographies is $15 billion, split across $1 billion in Korea, $7 billion in Japan, and $7 billion in North America.

Because of the nascency of the web-comic and web-novel market in North America and the strategic importance of that region, we also engaged a third party, Euromonitor, to estimate the long-term total addressable market (TAM) in that region. According to Euromonitor, the TAM for web-comics and web-novels Paid Content in North America is projected to reach $10.5 billion by 2028, implying significant upside to the opportunity size we estimate internally. Based on survey results, Euromonitor estimates a future annual North America Paid

[8]	Data is from Gen Z Planet.

Content ARPPU of $203 per paying user, above our current Korea Paid Content ARPPU of $95 and North America Paid Content ARPPU of $87. Using Euromonitor’s estimates, based on our 2023 revenue in North America, we are less than 1% penetrated in our North America TAM today with a significant runway ahead.9

Our Paid Content market opportunity implied by our analysis is $130 billion, including $115 billion in All Other Geographies (excluding China).

Advertising

Our high intent, sought after user base attracts advertisers. As we continue to invest in enhanced advertising products and capabilities, we believe that we will be able to increase advertising revenue as we continue to innovate our advertising products and capture an increasing portion of the $680 billion digital advertising market globally. For example, according to our April 2024 survey of U.S. users, 80% of our users prefer to watch ads to unlock paid episodes and our users are 2x more likely to pay attention to ads compared to users on Netflix, X, Reddit and Snap.

IP Adaptations

Including all web-comic and web-novel content but excluding Wattpad, we had approximately 725 thousand total titles on our platform as of December 31, 2023. Out of these, over 900 titles were adapted into other content formats outside of web-comic and web-novel as of March 31, 2024, representing less than 1% of our content library and demonstrating significant runway for future adaptations out of our content library.

We believe that as our library continues to grow, and we continue to invest in the capabilities to produce IP Adaptations either in-house or with third-party partners, we can capture an increasing portion of the over $900 billion global entertainment industry.

Our Strengths

We believe that our key strengths include the following:

Leading Global Storytelling Platform. We pioneered a new form of globally adaptable storytelling that is digitally native, highly engaging and user-generated. We enjoy leading web-comic market positions as of December 31, 2023, in all of our major geographies, including Korea (#1), the U.S. (#1) and Japan (#1), and are ranked first in multiple geographies throughout Southeast Asia and Europe in terms of monthly active users.10 In fact, according to our April 2024 survey of our U.S. users, 77% of respondents agreed that WEBTOON has content they cannot find anywhere else, and 97% agreed that WEBTOON is entertaining and fun, achieving a higher score than other platforms including Roblox, Netflix and TikTok. Our technology stack and user and creator products are highly scalable across markets, and our newer markets are able to benefit from the content and platform infrastructure we have invested in Korea and Japan. Our stories are also critically acclaimed and globally successful. Additionally, our “One Story Multi-Use” strategy enables us to monetize a single story across multiple media formats and geographies. For example, since 2020, Sweet Home, Hellbound, All of Us Are Dead and Bloodhounds have all ranked number one on Netflix. However, we may not be always able to effectively identify popular content on our platform with adaptation potential, acquire a broad range of intellectual property rights of popular content for adaptation, or find appropriate adaptation partners who are willing to source or produce our content.

[9]

Euromonitor estimates from desk research, trade interviews with leading industry stakeholders in North America, and including a tailored consumer survey conducted in April and May 2024 in USA and Canada (N=2000).

[10]	Data is from data.ai (a Sensor Tower company). The monthly active users number from data.ai (a Sensor Tower company) only includes smartphones.

Creator Platform of Choice. We provide creators with access to high-intent audiences around the world who are passionate and engaged with web-comic and web-novel content. We provide creators with the essential resources for success, including tools to create, manage and monetize their content as well as interact directly with their fans. We also provide creators with multiple monetization opportunities, including revenue sharing from user purchases of Paid Content, advertising and IP Adaptations, because if we fail to properly support and incentivize our creators, they may choose to develop content on other competing interactive entertainment platforms. In the year ended December 31, 2023, professional creators earned on average $48 thousand per creator, with top 100 creators earning on average $1 million per creator and 483 creators earning over $100 thousand. Our deep creator loyalty is evidenced by the fact that over the last three years, we retained 100% of professional creators who create web-comics on WEBTOON Korea and WEBTOON English.

Efficient Content Creation Engine. Our evergreen content creation is powered by 24 million amateur creators and approximately 13 thousand professional creators as of December 31, 2023, with 124 thousand episodes published on our platform each day in the quarter ended December 31, 2023. Because our content is bite-sized, this empowers creators to experiment and innovate, and allows them to receive feedback directly and in real-time, resulting in a high velocity of new content creation. Although content localization is challenging and requires investment of significant resources, we have a proven track record of content localization, enabling us to take content from one geography and leverage it to build an audience in a new geography and drive cross-border engagement.

Diversified Business Model. We generate revenue in multiple ways. In the year ended December 31, 2023, 80.2% of our revenue was from Paid Content, 11.3% was from advertising and 8.4% was from IP Adaptations.

Even though we are in the early stage of our adaptation business and have a limited experience in generating substantial revenues from such adaptations, we believe we can further diversify our monetization strategy through IP Adaptations.

Attractive, Engaged, Global User Base. We have a scaled and global user base of approximately 170 million monthly active users in more than 150 different countries as of the quarter ended March 31, 2024. Our user base is also highly engaged: in the quarter ended March 31, 2024, readers spent on average 26 minutes, 39 minutes, 28 minutes and 57 minutes per day on WEBTOON Korea, LINE MANGA, WEBTOON North America and Wattpad, respectively, and the average user spent $11.5 on Paid Content per month in the quarter ended March 31, 2024. While we may be unable to maintain or increase our user base if we fail to anticipate, understand or respond to market trends and rapidly evolving user preferences, particularly among the younger generation, our current user base is young, balanced from a gender diversity perspective, digitally native and highly indexed to Gen Z and millennials.

Purpose-Built Proprietary Technology. We have developed a purpose-built technology platform that supports every aspect of our business, although certain new features have not fully launched yet. We benefit from NAVER’s investments in research and development, combining these economies of scale in technology investments with the nimbleness and innovation of a high-growth startup.

Passionate Founder-Led Management Team. Our team is inspired by our love of storytelling and the opportunity to empower creators. Our leadership team is composed of executives with proven track records.

Our Growth Strategies

Our growth strategies include the following:

User Growth Strategies

Improve content localization in each of our core regions. In North America, we started to build our content library initially by importing web-comic titles available in Korean and translating them into English as well as working to cultivate a local creator base to drive original local content as a user acquisition, engagement and monetization strategy. In Japan, our strategy has focused on adapting traditional offline manga into a digitized format to attract legacy manga consumers, and then converting those digitized manga consumers into WEBTOON-style web-comic consumers. We are also prioritizing growing a local creator ecosystem in Japan, as a large portion of web-comics in Japan currently are sourced from Korea. As we seek to scale in new markets, we plan to continue to deploy these proven content localization strategies to expand the WEBTOON user base.

Acquire new users through diverse and differentiated channels. We plan to grow our user base globally both organically through word-of-mouth on hit titles and IP Adaptations and through paid marketing including brand marketing campaigns and performance marketing. We also reach new creator communities and users through collaborations with popular platforms, such as Discord, Patreon, DC Comics and BTS’s HYBE Entertainment. In the near-term, our priority market for acquiring new users is North America, given the massive market opportunity there and the relatively established familiarity today with web-comics in Korea and Japan.

Increase engagement by continually improving our AI-based recommendation engine and launching new community and gamified features that have the potential to go viral. Our proven and disciplined strategy includes developing and testing new features in Korea first, and then deploying those features globally in other regions.

Expand to new geographies through targeted launches or acquisitions. Our criteria are based on the size of local user base, potential of local creator base, consumer purchasing power, familiarity with similar content formats and overlapping language. For example, the acquisition of Wattpad helped us reach a global and primarily English-speaking web-novel user base, which we also expect to be able to convert into web-comic users.

Creator Growth Strategies

Increase creator earnings We plan to continue to attract the best creator talent by continuing to provide compelling economic opportunities as well as by extending the global user reach for our creators. In order to grow creator earnings, we plan to expand our audience, promote cross-border consumption of existing titles and increase opportunities for creators to monetize through our advertising and IP Adaptations businesses.

Cultivate fandoms by assisting high-potential creators with professional production support and launching awareness campaigns, including in-app promotions, creator branding and social marketing. Our ability to adapt web-comic and web-novel stories into diverse media formats helps promote these fandoms by allowing users to explore beloved stories in multiple formats, deepening creator engagement with their fans, and prolonging the lifespan of high-performing stories both on and off our platform.

Incubate local creators, especially in newer geographies such as Japan and Rest of World. Our growing presence and brand recognition in these regions, including through highly popular IP adaptations, naturally attracts local talent. We also supplement this growth with targeted actions aimed at bringing local creators onto our platform. For example, we organize an annual web-comic contest for amateur creators in certain geographies, such as the U.S., providing monetary rewards and the opportunity to debut as a featured creator.

Platform Growth Strategies

Increase Paid Content monetization by improving conversion, optimizing the quantity of content subject to a paywall, optimizing pricing schemes and finding new monetization models. We also intend to increase Paid Content monetization by adding additional features that strengthen the community aspects of our platform and deepen the interactions between users and creators.

Accelerate the growth of our advertising business by enhancing our advertising products and reaching new advertisers. We plan to continue to invest in enhancing and diversifying our advertiser product offerings, including engaging and interactive advertising formats, as well as more targeted ad products leveraging the data we have. We have seen significant success with our advertising business in Japan and plan to accelerate the growth of our Advertising revenue in North America. In fact, according to our April 2024 survey of U.S. users, 80% of Fast Pass users are willing to watch an ad for an episode – indicative of our opportunity to grow our Advertising revenue without detracting from the user experience. In North America, we have historically focused less on growing our advertising business and instead focused on building the core WEBTOON platform around Paid Content. Now that we have established a large and engaged user base in North America, we expect to capitalize on that audience, through both Wattpad and WEBTOON. We also expect to build local advertising sales teams to bring more diverse advertisers onto our platform.

Further bolster the success of our IP adaptations business by continuing to identify potential stories for adaptation into other media formats, such as film, streaming series, merchandise, games and print books. We are in early innings of our IP Adaptation business with less than 1% of our content library having been adapted. Today, we are focused on the “One Story Multi-Use” strategy by leveraging data to identify potential stories for adaptation into various formats such as film, streaming series, merchandise, games, and print books. Historically, we have taken a modest approach to direct production investment. Over the next two to three years, our roadmap incorporates disciplined capital deployment in greater rich media production and distribution capabilities for select opportunities where we see the greatest potential to build franchises and deliver high risk-adjusted returns. Through these initiatives, we believe we can build the next generation of global entertainment franchises on WEBTOON.

Continue to invest in our foundational technologies, especially in artificial intelligence. Technology powers our entire platform, from our recommendation engine to content generation capabilities for creators to anti-piracy. We have a unique technological advantage based on our utilization of machine learning and the diverse data collected across our platform. Our artificial intelligence and data analytics capabilities help us improve the user experience through better curation and personalization as well as the creator experience through products aimed at enhancing creators’ productivity and creativity.

Selectively pursue acquisitions where we see an opportunity to acquire a differentiated technology, brand or creator or user community.

Our Relationship with NAVER

Founded in 1999, NAVER is Korea’s largest internet company and its oldest surviving start-up, having grown into a global information and communications technology player. NAVER operates Korea’s No. 1 search engine and top 2 e-commerce platform, in addition to being a leading provider of fintech services, digital content and cloud services, with global reach. NAVER fosters a culture of “founder-type leaders,” which in turn supports the launch of innovative mobile applications created by NAVER employees, including LINE (Japan’s number one messaging app), ZEPETO (a metaverse platform) and WEBTOON. NAVER’s sustained research and development investment into AI, robotics and mobility, among other capabilities, propel NAVER forward as a trusted and innovative technology platform in the global market.

From WEBTOON’s inception as the brainchild of Junkoo Kim during his time as a search engineer at NAVER, our platform has benefitted from our connectivity. We have fostered a close, symbiotic partnership, complementing each other within the broader NAVER network, which will continue to support WEBTOON’s success across multiple fronts. Through our relationship, we have been able to leverage learnings from NAVER’s significant research and development investments into platform technologies, user engagement strategies and advertising capabilities, among other areas. For example, as we continue to build our artificial intelligence capabilities to recommend new content to users or to support creators by automating illustrations, we leverage NAVER’s fundamental technologies and data advantage.

NAVER has also supported strategic opportunities in the digital content industry, such as NAVER’s 2021 acquisition of Wattpad, which had been our sister entity until it was acquired by us from NAVER in June 2023, to help further strengthen our storytelling ecosystem, foster the expansion of our user base into new geographies and create an even stronger foundation to fund an aspiring generation of creators. We will continue to capitalize on our connectivity with NAVER to fuel our growth, combining our collective scale with the nimbleness and innovation of a high-growth startup to provide an open platform for anyone with a story to tell.

Summary of Risk Factors

An investment in shares of our common stock involves risks and uncertainties. The following list contains a summary of some, but not all, of these risks and uncertainties. You should consider the factors listed below and other factors, which are discussed in more detail in the section of this prospectus entitled “Risk Factors,” before making an investment decision to purchase shares of our common stock. If risks or uncertainties materialize, our business, results of operations, financial condition or prospectus could be adversely affected, potentially in a material way which could result in a partial or complete loss of your investment. Such risks include, but are not limited to, the following:

Risks Related to Our Business, Industry and Operations

•	We have experienced rapid growth in recent periods, and our historical growth rates may not be indicative of our future performance.

•	Our growth depends on our ability to attract and empower creators and our ability to properly support and incentivize our creators to create compelling, engaging and interactive content.

•

Our growth depends on our ability to retain, attract and engage with our users, and our ability to anticipate, understand and respond appropriately to market trends and rapidly changing user preferences in a timely manner.

•

If we fail to retain or increase our paying users or if we fail to maintain or continue to increase our paying ratio, our business, financial condition or results of operations could be adversely affected.

•	We operate in highly competitive markets, and we face significant competition to attract and empower our creators and users.

•	Maintaining and enhancing the market recognition and reputation of our brands is a critical component of our relationship with creators, users and other third parties.

•	Our growth depends on our ability to innovate and expand our advertising business and to develop effective advertising products.

•	We intend to continue to diversify our monetization strategy and increase revenues from IP Adaptations, which may not be successful.

•	We intend to continue to expand our presence in existing and into new geographic markets and execute upon our growth initiatives, and our international expansion efforts may not be successful.

•	We face a variety of risks associated with conducting business around the world, and these risks will increase as we continue to expand our presence into new geographic markets.

•	Our future growth depends on our ability to continue innovating our platform to offer attractive features and safe and civil experiences for our creators and users.

•

We depend on effectively operating with mobile operating systems, hardware, technologies, products, standards and networks that we do not control, and changes to any of these or our platform could adversely affect our user retention, growth, engagement and monetization.

•	We have a history of net losses, and we anticipate increasing expenses in the future, and we may not achieve or maintain profitability.

•	If we fail to control our content-related costs, the expenses we incur may exceed the increase in revenues.

•

The future success of our business relies heavily on our sales and marketing efforts, and if we fail to maintain sales and marketing efficiency, the marketing expenses we incur as we grow may exceed the increase in revenues.

Risks Related to Government Regulation and Legal Proceedings

•	We are, and could become, subject to significant legal proceedings and regulatory investigations that may result in significant expenses, fines and reputational damage.

•	The success of our growth strategy depends on our ability to provide a safe online environment for children.

•

We are subject to complex and evolving federal, state and international laws, regulations, rules, standards and contractual obligations regarding privacy, data protection and cybersecurity, which could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could adversely affect our business.

Risks Related to Intellectual Property

•

Claims by others that we infringe, misappropriate or otherwise violate their intellectual property rights through the activities of our creators or users or the content on our platform could subject us to liability.

•	Our defenses to claims of infringement, misappropriation or other violations of third-party intellectual property rights are costly and may not be successful.

•	Failure to obtain, maintain, protect and enforce our proprietary and intellectual property rights could adversely affect our business.

Risks Related to This Offering and Ownership of our Common Stock

•	NAVER controls a significant percentage of our voting power and may have interests that conflict with the interests of other stockholders.

•	Following the completion of this offering, we will be a “controlled company” and, as a result, will qualify for exemptions from certain corporate governance requirements.

•	Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

•

We have identified certain material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise are unable to implement and maintain effective internal control over financial reporting in the future, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of shares of our common stock could be adversely affected.

Channels for Disclosure of Information

Following the closing of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls and public webcasts. The information disclosed through the foregoing channels could be deemed to be material information. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Emerging Growth Company

When we submitted the draft registration statement of which this prospectus forms a part, we qualified as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. In particular, an emerging growth company is not required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

provide certain disclosures regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we no longer qualify as an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. See “Risk Factors—Risks Related to This Offering and Ownership of our Common Stock—Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.”

We ceased to be an emerging growth company as of the end of fiscal year 2023 because our annual gross revenues exceeded $1.235 billion for that fiscal year. However, we will continue to be treated as an emerging growth company for disclosure purposes in this prospectus until the earlier of the completion of our initial public offering or the end of the one-year period beginning on December 31, 2023, and we may choose to take advantage of some but not all of these reduced reporting burdens for purposes of the prospectus.

Controlled Company Exemption

After the completion of this offering, NAVER will beneficially own approximately    % of our total outstanding shares of common stock and voting power for the election of directors (or    % if the underwriters exercise in full their option to purchase additional shares of common stock to cover over-allotments). As a result, upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq. We intend to avail ourselves of the “controlled company” exemption under the rules of Nasdaq, including exemptions from certain of the corporate governance listing requirements. A controlled company is not required to have a majority of independent directors or form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules that require us to have an audit committee composed entirely of independent directors, subject to the “phase-in” rules applicable to newly public companies. Under the “phase-in” rules, we are required to have at least three independent directors on our audit committee within one year of the effectiveness of the registration statement of which this prospectus forms a part. We expect to have independent directors upon the completion of this offering. Please read “Management—Controlled Company Exemption” and “Principal Stockholders.”

Corporate Structure

The following diagram summarizes our organizational structure and ownership after giving effect to this offering, with the percentages of ownership reflected assuming no exercise by the underwriters of their option to purchase additional shares of common stock to cover over-allotments. This diagram is for illustrative purposes only and does not represent all legal entities and subsidiaries of the Company.

(1)	WEBTOON Entertainment Inc. operates the U.S. operation of WEBTOON, our global offering.
(2)	NAVER WEBTOON Ltd. operates our offerings WEBTOON, WEBTOON Korea and NAVER SERIES.
(3)	LINE Digital Frontier Corporation (“LDF”) operates our offering LINE MANGA.
(4)	Wattpad Corporation operates our offering Wattpad.
(5)	Munpia Inc. operates our offering Munpia.
(6)	Studio N Corporation is one of our main IP Adaptations businesses, along with Wattpad WEBTOON Studios.
(7)	eBIJ operates our offering eBookJapan and is expected to merge with LDF in the third quarter of 2024.

Corporate Information

WEBTOON is a Delaware corporation and was incorporated in 2016. Our principal executive offices are located at 5700 Wilshire Blvd, Suite 220, Los Angeles, CA 90036, and our telephone number at this address is (323) 424-3795. Our website is https://about.webtoon.com. The information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

THE OFFERING

Common stock offered by us in this offering	shares

Underwriters’ option to purchase additional shares of common stock to cover over-allotments	shares

Common stock to be outstanding upon completion of this offering	shares ( shares if the underwriters exercise in full their option to purchase additional shares of our common stock to cover over-allotments).

Use of proceeds	We expect to receive approximately $ million based on an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. See the section titled “Use of Proceeds” for more information.

Dividend policy	We currently do not anticipate paying any cash dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including, restrictions in our future debt instruments, our future earnings, capital requirements, financial condition, prospects and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits. See “Dividend Policy.”

Emerging growth company	We are treated as an “emerging growth company” as that term is used in the JOBS Act for certain purposes until the earlier of the completion of this offering or the end of the one-year period beginning on December 31, 2023 and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus. See “Risk Factors” and “Prospectus Summary—Emerging Growth Company.”

Controlled company

After the completion of this offering, NAVER will beneficially own approximately  % of our total outstanding shares of common stock and voting power for the election of directors (or    % if the underwriters exercise in full their option to purchase additional shares of common stock to cover over-allotments). As a result, upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq. We intend to avail ourselves of the “controlled company” exemption under the rules of Nasdaq, including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company Exemption.”

Listing and symbol	We have applied to list our common stock on the Nasdaq under the symbol “WBTN.”

Risk factors	You should read the section of this prospectus entitled “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before making an investment decision to purchase shares of our common stock.

The historical audited consolidated financial statements and historical unaudited condensed consolidated financial statements and the related notes to those statements included elsewhere in this prospectus have not been adjusted for the Stock Split that will be effectuated after the effectiveness of the registration statement of which this prospectus forms a part and before the completion of this offering. Unless otherwise indicated, all other share and per share data in this prospectus have been retroactively adjusted, where applicable, to reflect the Stock Split as if it had occurred at the beginning of the earliest period presented.

Unless otherwise indicated or the context otherwise requires, references to the number and percentage of shares of our common stock to be outstanding upon completion of this offering are based on    shares of our common stock outstanding upon completion of this offering.

Unless otherwise indicated or the context otherwise requires, the information presented in this prospectus:

•

gives effect to our amended and restated certificate of incorporation (the “Amended Charter”) and amended and restated bylaws (the “Amended Bylaws”), which will become effective immediately prior to the consummation of this offering;

•	gives effect (except for historical financial information) to the Stock Split;

•	assumes an initial public offering price of $ per share of our common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase additional shares of our common stock to cover over-allotments;

•

excludes the issuance of up to    % of the shares of our common stock outstanding at the closing of this offering (on a fully diluted basis) that we expect to reserve for issuance under our proposed 2024 Omnibus Incentive Plan (which we refer to as the “2024 Plan”);

•	excludes shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of , with a weighted-average exercise price of $ per share; and

•	excludes shares of our common stock underlying restricted stock units outstanding as of .

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table summarizes our consolidated financial and other data. We have derived the summary historical consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2023 and December 31, 2022, and the summary historical consolidated balance sheet data as of December 31, 2023 and December 31, 2022, from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary historical consolidated statements of operations data and summary consolidated statements of cash flows data for the three months ended March 31, 2024 and 2023 and the summary historical consolidated balance sheet data as of March 31, 2024 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data below is only a summary and should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for the period. The summary historical consolidated financial data may not necessarily reflect what our financial condition, results of operations or cash flows may be in the future.

Consolidated Statements of Operations

	Three Months Ended March 31,				Year Ended December 31,
(in thousands of USD, except per share data)	2024		2023		2023		2022
Revenue		$326,744		$310,257		$1,282,748		$1,079,388
Cost of revenue		(244,385)		(244,407)		(987,258)		(806,377)
Marketing		(19,478)		(29,244)		(121,086)		(180,002)
General and administrative expenses		(48,693)		(56,369)		(210,762)		(207,728)

Operating income (loss)		14,188		(19,763)		(36,358)		(114,719)

Interest income		1,235		357		3,009		1,166
Interest expense		(33)		(23)		(79)		(844)
Impairment losses on goodwill		—		—		(63,412)		—
Loss on equity method investments, net		(1,052)		(524)		(12,339)		(4,694)
Other income (loss), net		(1,437)		4,038		(23,574)		937

Income (loss) before income tax		12,901		(15,915)		(132,753)		(118,154)

Income tax expense		(6,668)		(2,377)		(12,006)		(14,369)

Net income (loss)		$6,233		$(18,292)		$(144,759)		$(132,523)

Earnings (loss) per share:
Basic		$1.73		$(4.80)		$(31.85)		$(36.58)
Diluted		$1.73		$(4.80)		$(31.85)		$(36.59)
Pro forma earnings (loss) per share(1):
Basic	$		$		$		$
Diluted	$		$		$		$

(1)

We compute pro forma earnings (loss) per share as if the Stock Split had occurred at the beginning of the earliest period presented. Pro forma basic earnings (loss) per share is computed using net income (loss) divided by the weighted average number of shares outstanding during the period. Weighted average number of shares outstanding includes     shares related to the Stock Split. Pro forma diluted earnings (loss) per share is computed using the weighted average number of shares and the effect of potentially dilutive equity awards outstanding during the period.

Consolidated Balance Sheets

	As of March 31,	As of December 31,
(in thousands of USD)	2024	2023	2022
Cash and cash equivalents	$218,670	$231,745	$279,709
Total current assets	486,050	492,827	555,437
Total assets	1,741,367	1,776,605	2,020,591
Total liabilities	418,625	429,129	505,125
Redeemable non-controlling interest in subsidiary	41,525	41,429	46,964
Total equity	1,281,217	1,306,047	1,468,502

Consolidated Statements of Cash Flows

	Three Months Ended March 31,		Year Ended December 31,
(in thousands of USD)	2024	2023	2023	2022
Net cash provided by (used in) operating activities	$23,856	$(24,072)	$14,804	$(140,608)
Net cash used in investing activities	(27,816)	(29,924)	(51,982)	(50,704)
Net cash provided by (used in) financing activities	(857)	(7,633)	(6,499)	350,342

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we believe the following non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans and making strategic decisions.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands of USD, except percentages)	2024	2023	2023	2022
EBITDA(a)	$21,969	$(6,418)	$(94,314)	$(82,575)
Adjusted EBITDA(a)	$22,827	$(2,629)	$11,663	$(78,216)
Adjusted EBITDA Margin(a)	7.0%	(0.8)%	0.9%	(7.2)%
Revenue on a constant currency basis(b)	$353,706	—	$1,316,813	—
Revenue growth on a constant currency basis(b)	14.0%	—	22.0%	—

(a)

We define EBITDA as net income (loss) before interest expense, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA with further adjustments to eliminate the effects of loss on equity method investments, effect of applying the valuation method of fair value through profit or loss (“FVPL”), impairment of goodwill, non-cash stock-based compensation and certain other non-recurring costs. We believe that EBITDA and Adjusted EBITDA provide useful information to investors regarding our performance, as it removes the impact of certain items that are not representative of our ongoing business, such as certain non-cash charges and variable charges. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures and are not intended to be substitutes for any GAAP financial measures. They should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP, such as consolidated net income (loss) or consolidated net income (loss) margin. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of these non-GAAP financial measures, and for a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with GAAP.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for each of the periods presented.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands of USD, except percentages)	2024	2023	2023	2022
Revenue	$326,744	$310,257	$1,282,748	$1,079,388

Net income (loss)	$6,233	$(18,292)	$(144,759)	$(132,523)
Interest expense	33	23	79	844
Income tax expense	6,668	2,377	12,006	14,369
Depreciation and amortization	9,035	9,475	38,359	34,735

EBITDA(6)	$21,969	$(6,418)	$(94,314)	$(82,575)

Loss on equity method investments, net(1)	1,052	524	12,339	4,694
(Gain) loss on fair value instruments, net(2)	(3,371)	(246)	22,677	190
Impairment losses on goodwill(3)	—	—	63,412	—
Stock-based compensation expense(4)	836	2,329	3,220	(525)
Restructuring and IPO-related costs(5)	2,340	1,182	4,330	—

Adjusted EBITDA(6)	$22,827	$(2,629)	$11,663	$(78,216)

Net income (loss) margin	1.9%	(5.9)%	(11.3)%	(12.3)%
Adjusted EBITDA Margin	7.0%	(0.8)%	0.9%	(7.2)%

(1)

Represents our proportionate share of recognized losses associated with our investments accounted for using the equity method. See Note 18. Equity Method Investments in the accompanying notes to our audited consolidated financial statements and Note 22. Subsequent Events in the accompanying notes to our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

(2)

Represents unrealized net (gain) loss of financial assets measured at FVPL, which include the Company’s equity investments in entities including NAVER Z Co., Ltd., Contents First Inc. and Clova Games Inc.

(3)

Represents impairment losses on goodwill for Wattpad WEBTOON Studios, Munpia, and Jakga Company Inc. (“Jakga”) of $6.1 million, $25.6 million, and $31.7 million, respectively, for the year ended December 31, 2023.

(4)	Represents non-cash stock-based compensation expense related to WEBTOON’s equity incentive plan and stock-based compensation plans of NAVER, Munpia and LOCUS Inc (“LOCUS”).
(5)

Represents non-recurring expenses that we do not consider representative of the operating performance of the business. For the year ended December 31, 2023, other costs are comprised of the following expenses associated with IPO readiness activities: (i) financial advisory fee of approximately $0.9 million, (ii) consulting fee of approximately $1.5 million, and (iii) severance fees of approximately $1.9 million and $0.2 million, respectively, for the year ended December 31, 2023 and the three months ended December 31, 2023, paid to certain former officers and employees of Wattpad, Wattpad WEBTOON Studios and WEBTOON. For the three months ended March 31, 2024, such costs were comprised of severance fees of approximately $2.3 million paid to certain former officers and employees of Wattpad, Wattpad WEBTOON Studios and WEBTOON.

(6)	Totals may not foot due to rounding.

(b)

We calculate revenue on a constant currency basis in a given period by applying the average currency exchange rates in the comparable period of the prior year to the local currency revenue in the current period. We calculate revenue growth (as a percentage) on a constant currency basis by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period average currency exchange rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of these non-GAAP financial measures, and for a reconciliation of each of these non-GAAP financial measures to its most directly comparable financial measure calculated in accordance with GAAP.

RISK FACTORS

An investment in shares of our common stock involves risks and uncertainties. In addition to the other information in this prospectus, you should carefully consider the factors below before making an investment decision to purchase shares of our common stock. We seek to identify, manage and mitigate risks to our business, but risks and uncertainties are difficult to predict, and many are outside of our control and therefore cannot be eliminated. You should be aware that it is not possible to predict or identify all of these factors and that the following is not meant to be a complete discussion of all potential risks or uncertainties. If known or unknown risks or uncertainties materialize, our business, financial condition, results of operations, cash flows or prospects could be adversely affected, potentially in a material way, which could result in a partial or complete loss of your investment.

Risks Related to Our Business, Industry and Operations

We have experienced rapid growth in recent periods, and our historical growth rates may not be indicative of our future performance.

We have experienced rapid growth in our business and revenue in recent periods. You should not rely on our historical growth rates as an indication of our future performance. We anticipate that further growth of our business will be required to address any significant growth in our user base and creators and to take advantage of favorable market opportunities. Any future growth will likely place significant demands on our managerial, operational, administrative and financial resources. If we are not able to respond effectively to new or increased demands that arise because of our growth, or, if in responding, our management is materially distracted from current operations, our business could be adversely affected. In addition, if we do not have sufficient breadth and depth of the content necessary to satisfy increased demand arising from growth in our user base, our user satisfaction may also be adversely affected.

Our growth may decline in the future as a result of a variety of factors, including slowing demand for our platform, insufficient growth in the number of creators and users that use our platform, increased competition, insufficient growth of our overall market, our inability to continue to capitalize on growth opportunities, increasing regulatory costs and the maturation of our business. We believe that the growth of our business depends on a number of factors, including our ability to:

•	continue to attract and empower creators to create engaging content;

•	attract users and strengthen our brands;

•	increase engagement with users and strengthen our community;

•	increase our paying ratio and strengthen our monetization capability;

•	continue to innovate and expand our advertising business;

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increase revenues from our IP Adaptations with increasing bargaining power vis-a-vis third-party intellectual property adaptation partners (e.g., studios, publishers, financiers, distributors, producers and potential buyers);

•	expand our presence into new geographic markets;

•	continue to innovate our platform; and

•	maintain sales and marketing efficiency.

We may not successfully accomplish any of these objectives, or such changes may not be favorable to us, and, as a result, it is difficult for us to forecast our future results of operations. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain revenue growth, our stock price could decline, it may be difficult to achieve and maintain profitability and our business, financial condition and results of operations could be adversely affected.

Our growth depends on our ability to attract and empower creators and our ability to properly support and incentivize our creators to create compelling, engaging and interactive content.

Our platform is powered by our creators and the content they bring to life. We depend on our creators to create compelling, engaging and interactive content and to enter into agreements with us with respect to the monetization and adaptation of such content. To facilitate and incentivize the content creation on our platform, we empower our creators with an end-to-end technology toolkit that enables content management, provides content creation support and is also supplemented with multilayered assistance. In addition, we provide our creators with an opportunity to monetize their creative efforts through various means, including Paid Content, advertising or IP Adaptations. If we fail to provide the right technologies or sufficient monetization opportunities to our creators, our creators may create less content or elect to create content on other platforms and, thus, our business, results of operations and financial condition could be adversely affected.

We compete to attract and empower creators by providing them the essential resources for success, including tools to create, manage and monetize their content. We compete for creators with popular technology platforms that provide creators the ability to create or distribute interactive content, and some of our creators have developed attractive businesses in developing content on our platform. Although our agreements with certain creators include certain exclusive distribution rights that the creators grant us, those agreements do not require them to continue to use our platform for any time period to create new content. In the future, if we are unable to continue to provide value to these creators and if they have alternative methods to publish and monetize their content, they may not continue to provide content to our platform. Should we fail to provide compelling advantages to continued use of our ecosystem to creators, they may elect to develop content on competing interactive entertainment platforms. We must continue to invest significant resources in research and development, including through acquisitions, in order to enhance our technology and platform. If a significant number of our creators no longer provide content, we may experience an overall reduction in the quality of user experiences, which could adversely affect users’ interest in our platform and lead to a loss of revenue opportunities and adversely affect our results of operations. Failure to adequately identify and provide sufficient monetization opportunities could adversely affect our business, financial condition or results of operations.

In addition, as there are few barriers for our creators to publish their content on our platform, we cannot guarantee that the content created by all creators on our platform will be of sufficient quality to attract users to our platform. Furthermore, any disputes or legal proceedings with our creators, especially the franchise stars that create popular and engaging content, may disrupt our relationships with them. Therefore, we cannot assure you that we will obtain or retain content on our platform with monetization value. If we lack popular content that can be monetized or fail to acquire a broad range of intellectual property rights of such literary content for monetization, our business, financial condition or results of operations could be adversely affected.

Our growth depends on our ability to retain, attract and engage with our users, and our ability to anticipate, understand and respond appropriately to market trends and rapidly changing user preferences in a timely manner.

The size of our user base and our users’ level of engagement are critical to our success, and our financial performance has been, and will continue to be, significantly determined by our success in retaining, attracting and engaging MAU and converting them into MPU. From our inception, we experienced our largest user growth in Korea, Japan and North America. We have experienced, and expect to continue to experience, fluctuations and declines in the size of our user base in one or more markets from time to time, particularly in markets where we have achieved higher penetration rates. Any future declines in the size of our user base may adversely impact our financial performance.

Our business performance is increasingly dependent on our ability to increase levels of user engagement in current and new markets. In particular, our performance will depend on our ability to convert the popularity of web-based comics and novels in Korea and Japan into other regions. If people do not perceive our platform to be useful, reliable or trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency, duration or level of their engagement. A number of other online content platforms or social platforms that achieved early popularity have seen the sizes of their user bases or levels of engagement subsequently decline, in some cases precipitously.

Any number of factors could adversely affect user retention, growth or engagement, including if:

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we are unable to continue to offer content that users find highly engaging, that work with a variety of mobile operating systems, web browsers, other systems and networks and that achieve a high level of market acceptance, particularly in markets that we are targeting for expansion;

•	we are unable to convert users like we do in Korea and Japan;

•	users increasingly engage with competing products or services, particularly social media platforms, online content platforms and mobile games;

•	we are unable to obtain, manage and prioritize content to ensure users are presented with content that is appropriate, interesting, useful and relevant to them;

•	we are unable to introduce new and exciting features, products or services, or those we introduce are not favorably received;

•	initiatives designed to attract and retain users and engagement are unsuccessful or discontinued, whether as a result of actions by us, users, creators, third parties or otherwise;

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we are unable to provide a compelling and intuitive user experience and environment, particularly relating to the delivery, quality, volume, design and layout of the content and advertisements delivered on our platform;

•	we are unable to provide adequate customer service to users or creators, or maintain relationships with key platform partners such as advertisers;

•	there are increased concerns of users or creators, or we suffer any incidents, relating to privacy, data protection, cybersecurity or safety;

•	there are changes mandated by legislation, regulatory authorities or litigation that adversely affect our platform, content, users or creators; or

•	we adopt terms, policies or procedures related to areas such as sharing, content, user data or advertising that are perceived negatively by our users or the general public.

There is no guarantee that we will not experience an erosion of our user base or a decline in engagement levels. A decrease in user retention, growth or engagement could negatively impact our revenue from users and render our platform less attractive to our creators and our platform advertisers, thereby reducing our revenues, which could adversely affect our business, financial condition and results of operations.

If we fail to retain or increase our paying users or if we fail to maintain or continue to increase our paying ratio, our business, financial condition or results of operations could be adversely affected.

We offer both Paid Content and free content to our users on our platform. A majority of our revenues are generated from the Paid Content on our platform. For the three months ended March 31, 2024, our Paid Content revenue was $266.9 million, accounting for 81.7% of our total revenue for the three months ended March 31, 2024. For the years ended December 31, 2023 and December 31, 2022, our Paid Content revenue was $1.0 billion and $851.9 million, accounting for 80.2% and 78.9% of our total revenue for the years ended December 31, 2023 and December 31, 2022, respectively. Our users may access our Paid Content by purchasing either our Fast Pass, which provides users with early access to upcoming episodes for ongoing series, or our Daily Pass, which provides users with access to locked episodes primarily from completed titles.

The success of our business depends largely on our ability to generate sufficient paying user traffic through engaging content so as to retain existing and attract new users that are willing to pay for the Paid Content. Among all users who use our platform in any period, only a small percentage of such users are paying users. To attract and retain our paying users, we must continue to offer engaging and diversified content that meets our users’ fast changing appetite and enhance the interaction between users and creators. To that end, we must continuously anticipate, understand and respond appropriately to market trends and rapidly changing user preferences by generating suitable content in a timely and effective manner. We may not be able to maintain or continue to increase our paying ratio to achieve expected Paid Content revenues. If we fail to cater to the fast changing needs and preferences of our users, in particular our younger generation of users whose appetite may evolve from time to time and who may have higher demand in the quality and entertaining level of content, and, as a result, fail to deliver suitable content and a satisfactory user experience, our paying users will not find our Paid Content attractive or may find our Daily Pass or Fast Pass expensive. Consequently, they may reduce their spending on our Paid Content. As we generate a majority of our revenues from our paying users, it is particularly important for us to retain and increase the percentage of paying users and to maintain or increase their spending levels. There can be no assurance that we will be able to retain or increase paying users or that paying users will maintain or increase their spending. It is possible that we could lose more paying users than we gain in the future, which would cause a decrease in the monetization of our content and could adversely affect our business, financial condition and results of operations.

We operate in highly competitive markets, and we face significant competition to attract and empower our creators and users.

We face substantial competition across all geographic markets in which we operate and compete for both users and creators, and competitive pressures could adversely affect our business, financial condition or results of operations. We compete with companies of all sizes based on numerous factors, including our compelling, engaging and interactive content, personalized user experiences, various engaging and social features, advertising and promotional activities, brand recognition and loyalty, pricing and geographic reach. We compete for users and their engagement time with paper comics, other web-comic platforms, global entertainment companies, global gaming companies, online content platforms, as well as social platforms. Furthermore, the continued attractiveness of our content and geographic markets in which we operate may encourage the entry of new competitors of all sizes, which could increase other competitive pressures in the future. We may be unable to anticipate the timing and scale of the threats posed by our competitors or successfully respond to them. In addition, the cost of responding to increasingly significant and widespread competition worldwide, including management time and out-of-pocket expenses, could adversely affect our business, financial condition or results of operations.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages, such as:

•	larger sales and marketing budgets and resources;

•	broader and more established relationships and brand recognition with users and creators;

•	greater resources to make acquisitions and enter into strategic partnerships;

•	lower labor and research and development costs;

•	stronger competitive positions in certain geographic regions or user demographics;

•	larger and more mature intellectual property portfolios; and

•	substantially greater financial, technical and other resources.

We expect competition to continue to increase in the future. Conditions in our market could change rapidly and significantly as a result of technological advancements, the emergence of new entrants into the market, partnering or acquisitions by our competitors, continuing market consolidation or changing creator and user preferences, which can be difficult to predict or prepare for. Our competitors vary in size, and some may have substantially broader and more diverse offerings or may be able to provide more monetization opportunities for creators.

Maintaining and enhancing the market recognition and reputation of our brands is a critical component of our relationship with creators, users and other third parties.

Maintaining and enhancing the recognition and reputation of our brands is a critical component of our ability to compete for, and maintain and enhance our relationship with, creators, users and other third-party partners. We may also experience media, legislative or regulatory scrutiny of our actions or decisions regarding user privacy, data protection, cybersecurity, data use, content monitoring, advertising, competition and other issues, which may in the future adversely affect our reputation and brands. Our brands may also be negatively affected by the actions of people that are hostile or inappropriate, by accounts impersonating other people, by accounts identified as spam, by use or perceived use, directly or indirectly, of our products or services by people (including governments and government-sponsored actors) to disseminate information that may be viewed as offensive or inappropriate, by accounts introducing excessive amounts of spam on our platform, by third parties obtaining control over people’s accounts or by cyberattacks or other security incidents. Maintaining and enhancing our brands may require us to make substantial investments, and these investments may not achieve the desired goals.

Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and may negatively impact our brands and reputation if not properly managed, including our ability to:

•	maintain highly engaged users as user preferences evolve and as we expand into new markets;

•	increase brand awareness among existing and potential users and creators through various means of marketing and branding activities; and

•	adopt new technologies or adapt our platform and our systems to new user or creator requirements or emerging industry standards.

Additionally, we receive a high degree of media coverage around the world. Negative publicity about our company or executives, including about the quality of content shared on our platform, changes to our products, policies and services, our privacy, data protection, cybersecurity and policy enforcement, litigation, regulatory activity and the actions of certain accounts (including actions taken by prominent accounts on our platform or the dissemination of information that may be viewed as hateful, misleading or manipulative), even if inaccurate, could adversely affect our reputation. Such negative publicity and reputational harm could adversely affect our creators and users and their confidence in and loyalty to our platform and could result in decreased revenue or increased costs to reestablish our brands.

Our growth depends on our ability to innovate and expand our advertising business and to develop effective advertising products.

We generate a portion of our revenue from advertising on our platform. For the three months ended March 31, 2024, our advertising revenue was $37.0 million, accounting for 11.3% of our total revenue for the three months ended March 31, 2024. For the years ended December 31, 2023 and December 31, 2022, our revenue from advertising was $145.5 million and $145.1 million, respectively, accounting for 11.3% and $13.4% of our total revenue for the years ended December 31, 2023 and December 31, 2022, respectively. Most of our advertisers do not have long-term commitments with us, and many of our advertisers can terminate their contracts with us at any time. advertisers may not continue to do business with us, or they may reduce the budgets they are willing to commit to us, if we do not deliver advertisements in an effective manner or fail to develop effective advertising products, if they do not believe that their investment in advertising with us will generate a competitive return relative to other alternatives or if they are not satisfied for any other reason. This requires us to effectively leverage digital technology and data analytics to gain new commercial insights and develop targeted marketing and advertising initiatives to reach users. If we are unable to provide advertisers with a suitable return on investment, the demand for our advertisements may not increase, or may decline, which may impact our revenue and financial results. In addition, our ability to generate and maintain our advertising revenues depends on a number of factors, including the maintenance and enhancement of our brands, our platform, the scale, engagement and loyalty of our users and the market competition on advertising prices. We cannot assure you that we will be able to retain existing advertisers or attract new ones. If we are unable to retain and enhance our relationships with advertisers, our business, financial condition and results of operations could be adversely affected.

We intend to continue to diversify our monetization strategy and increase revenues from IP Adaptations, which may not be successful.

We currently generate a substantial majority of our revenues from Paid Content distribution. We also generate a portion of our revenues from online advertising. We plan to strengthen revenue contribution from our other monetization methods, such as monetizing content on our platform via adaptations into film, streaming series and other rich media formats. We currently have various business models for IP Adaptations, including licensing out the rights to adapt content created by certain creators to intellectual property adaptation partners (e.g., studios, publishers, financiers, distributors, producers and potential buyers), participating in the pre-production phase for such adaptations, co-producing or investing in production for such adaptations alongside intellectual property adaptation partners and directly funding the entire project for such adaptations. We are in the early stage of our adaptation business and have a limited track record of, or experience in, generating substantial revenues from such adaptations. If our adaptation initiative does not enhance our monetization ability or enable us to develop new approaches to monetization, we may not be able to substantially increase our revenues or recover any associated costs. In addition, we may in the future introduce new services to further diversify our revenue streams, including services with which we have little or no prior development or operating experience. If these new or enhanced services fail to engage users, customers or content partners, we may fail to attract or retain users or to generate sufficient revenues to justify our investments and our business and operating results may suffer as a result.

Moreover, we may fail to effectively identify and develop popular content on our platform with adaptation potential, properly maintain our existing business relationship with our intellectual property adaptation partners in the future or develop new business relationships, our intellectual property adaptation partners may be less likely to source content from and develop business cooperation with us, the occurrence of which could adversely affect our business, financial condition and results of operations.

We intend to continue to expand our presence in existing and into new geographic markets and execute upon our growth initiatives, and our international expansion efforts may not be successful.

In recent years, we have grown, and we intend to continue to grow, our business by expanding our presence into new geographic markets. In seeking to expand our operations in geographic markets where we currently have a presence or to expand into new geographic markets where we currently do not have a presence, we expect, as we have in the past, to invest significant resources, incur expenses and face various challenges, including those related to compliance with market-specific laws or regulations, gaining acceptance of our platform, content and products from creators, users and third-party partners, some of whom may be less familiar with our company and our brands or have existing loyalty or relationships with competitors and their brands, the ability to monitor our platform in new and evolving markets and in different languages to confirm we maintain standards consistent with our brands and reputation and expanding our sales force and other personnel in those markets. We cannot predict with certainty the extent to which our platform, content and marketing efforts will be accepted or successful in any particular market, and it is possible that positive returns on our investments in a market will not be achieved for several years, or at all.

In addition, competition is likely to intensify in the new geographic markets where we plan to expand our presence. Local companies may have substantial competitive advantages because of their greater understanding of, and focus on, those local markets. Some of our competitors may also be able to develop and grow in certain geographic markets more quickly than we will. We may not be able to expand our presence in new geographic markets and attract creators or users in international markets and doing so will require considerable management attention and resources. International expansion is subject to the particular challenges of supporting a business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. If we are unable to offer our platform in certain countries, and successfully expand our presence into new geographic markets, our business, financial condition or results of operations could be adversely affected.

We face a variety of risks associated with conducting business around the world, and these risks will increase as we continue to expand our presence into new geographic markets.

We operate our platform in multiple geographies and are subject to risks and challenges associated with an international business. While we intend to continue to expand internationally, and this expansion is an important element of our future business strategy, there is no guarantee that our international expansion efforts will be successful. Expanding our presence into new geographic markets and having creators and users globally is accompanied by certain financial, economic and political risks, including:

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local and regional economic environments and policies in the markets we serve, including interest rates, monetary policy, inflation, economic growth, recession, commodity prices and currency controls or other limitations on the ability to expatriate cash;

•	currency devaluations in jurisdictions experiencing high inflation rates or significant currency exchange fluctuations;

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compliance with local regulations and laws, including in some jurisdictions, local regulations related to privacy, data protection and cybersecurity, content monitoring, preclusion and removal of online entertainment platforms, particularly as these rules apply to interactions with children;

•	lack of well-established, reliable or impartial legal systems in certain countries in which we operate and difficulties in enforcing contractual, intellectual property or other rights;

•	labor market disruptions or increase in labor costs in individual countries or regions;

•	foreign ownership and investment restrictions and potential nationalization or expropriation of our foreign assets;

•	sovereign risk related to a default by, or deterioration in, the creditworthiness of local governments, particularly in emerging markets;

•	political or social upheavals, economic instability, repression or human rights issues; and

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other geopolitical events, including natural disasters, disruptions to markets due to war, armed conflict, terrorism, epidemics or pandemics and actions taken in response to these events, including increased trade controls, sanctions and other restrictive measures.

Any of the foregoing risks could have a significant impact on our ability to offer our platform in new geographic markets, could harm our ability to generate revenue internationally and, consequently, adversely affect our business, financial condition and results of operations. In addition, these risks will increase as we continue to expand our presence into new geographic markets.

Our future growth depends on our ability to continue innovating our platform to offer attractive features and safe and civil experiences for our creators and users.

We research, develop and continue to innovate our platform to incorporate additional features, improve functionality or other enhancements and prioritize user safety and security in order to meet the rapidly evolving demands of our creators and users. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential.

Developments and innovations on our platform may rely on new or evolving technologies which are still in development or may never be fully developed. If we fail to anticipate creators’ and users’ needs, the quality of the content created on our platform may not attract users to engage with our experiences and result in a decline of users on our platform. When we develop new or enhanced features for our platform, we typically incur expenses and expend resources upfront to develop, market, promote and sell new features. Therefore, when we develop and introduce new or enhanced features, they must achieve high levels of creator and user acceptance in order to justify the investment in developing and bringing them to market. Further, we have made and may in the future make changes to our platform or have added and may in the future add features that our users or creators do not like or find useful. Such changes and new features may be difficult to remove from the platform and expensive to maintain.

New features or enhancements and changes to the existing features of our platform could fail to attain sufficient market acceptance for many reasons, including:

•	failure to predict market demand accurately in terms of functionality and to supply features that meet this demand in a timely fashion;

•	defects, bugs, errors or failures;

•	negative publicity about performance or effectiveness;

•	delays in releasing new features or enhancements on our platform; and

•	introduction or anticipated introduction of competing products by competitors.

The failure to obtain market acceptance could adversely affect our brands, business, financial condition and results of operations.

We depend on effectively operating with mobile operating systems, hardware, technologies, products, standards and networks that we do not control, and changes to any of these or our platform could adversely affect our user retention, growth, engagement and monetization.

Because we depend on effectively operating with mobile operating systems, hardware, technologies, products, standards and networks, our application must remain interoperable with these and other popular mobile app stores and platforms and related hardware. Further, we are subject to the standard policies and terms of service of these operating systems, as well as policies and terms of service of the various application stores that make our application and experiences available to our creators and users. These policies and terms of service govern the availability, promotion, distribution, content and operation generally of applications and experiences on such operating systems and stores. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our platform, and those changes may be unfavorable to us and our creators’ and users’ use of our platform. If we were to violate, or an operating system provider or application store believes that we have violated, its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. In some cases, these requirements may not be clear or our interpretation of the requirements may not align with the interpretation of the operating system provider or application store, which could lead to inconsistent enforcement of these terms of service or policies against us and could also result in the operating system provider or application store limiting or discontinuing access to its operating system or store. Any limitation on or discontinuation of our access to any third-party platform or application store could adversely affect our business, financial condition or results of operations. We may not successfully cultivate relationships with key industry participants or develop products that operate effectively with these technologies, systems, networks, regulations or standards. If it becomes more difficult for our users to access and engage with our platform on their mobile devices, if our users choose not to access or use our platform application on their mobile devices or if our users choose to use mobile products that do not offer access to our platform, our business and user retention, growth and engagement could be adversely affected.

The owners and operators of these mobile application platforms, primarily Apple and Google, each have approval authority over our platform’s deployment on their systems and offer consumers products that compete with ours. Additionally, mobile devices are manufactured by a wide array of companies. Those companies have no obligation to test the interoperability of new mobile devices with our platform application and may produce new products that are incompatible with or not optimal for our platform. We have no control over these operating systems, application stores or hardware and any changes to these systems or hardware that degrade our platform’s functionality, or give preferential treatment to competitive products, could adversely affect our platform usage on mobile devices. An operating system provider or application store could also limit or discontinue our access to its operating system or store if it establishes more favorable relationships with one or more of our competitors, launches a competing product itself, or it otherwise determines that it is in its business interests to do so. Our competitors that control the operating systems and related hardware our application runs on could make interoperability of our platform with those mobile operating systems more difficult or display their competitive offerings more prominently than ours. Additionally, our competitors that control the standards for the application stores for their operating systems could make our platform application, or certain features of our platform, inaccessible for a potentially significant period of time. We plan to continue to introduce new technologies on our platform regularly and have experienced that it takes time to optimize such technologies to function with these operating systems, hardware and standards, impacting the popularity of our new technologies and features, and we expect this trend to continue.

Moreover, our platform requires high-bandwidth data capabilities. If the costs of data usage increase or access to cellular networks is limited, our user retention, growth and engagement could be adversely affected. Additionally, to deliver high-quality images and other content over mobile cellular networks, our platform must work well with a range of mobile technologies, systems, networks, regulations and standards that we do not control. In particular, any future changes to the iOS or Android operating systems or application stores may impact the accessibility, speed, functionality and other performance aspects of our platform, and may result in issues in the future from time to time. In addition, the proposal or adoption of any laws, regulations or initiatives that adversely affect the growth, popularity or use of the internet, including laws governing internet neutrality, could decrease the demand for our platform and increase our cost of doing business.

Restrictions on our ability to collect, use and otherwise process, data as desired could negatively impact our ability to leverage data about the content our creators create and how our users use our platform. This in turn could impact our resource planning and feature development planning for our platform. Similarly, at any time, these operating system providers or application stores can change their policies on how we operate on their operating system or in their application stores by, for example, applying content moderation for applications and advertising or imposing technical or code requirements. Actions by operating system providers or application stores such as the Apple App Store and the Google Play Store may affect the manner in which we collect, process and use data from end-user devices. Accordingly, future changes implemented by Apple or Google could adversely impact our revenue. In addition, these operating systems and application stores could change their business models and could, for example, increase application store fees, which could have an adverse impact on our business. There have been litigation and governmental inquiries over application store fees, and Apple or Google could modify their platform in response to litigation, investigations and inquiries in a manner that may adversely affect us.

We have a history of net losses, and we anticipate increasing expenses in the future, and we may not achieve or maintain profitability.

You should consider our business and prospects in light of the risks, expenses and difficulties encountered by companies in their early stage of development. We have incurred net losses from our inception until we generated a net income of $6.2 million for the three months ended March 31, 2024. While we generated a net income in the three months ended March 31, 2024, given the significant costs and expenses, including user acquisition costs associated with our business plan, we may not achieve or maintain profitability in the full fiscal year 2024 or future periods. We incurred a net loss of $144.8 million and $132.5 million for the years ended December 31, 2023 and December 31, 2022, respectively. As of March 31, 2024, December 31, 2023 and

December 31, 2022, we had an accumulated deficit of $357.1 million, $363.3 million and $212.0 million, respectively. If our user growth does not increase to offset these anticipated increases in our operating expenses, our business, financial condition or results of operations could be adversely affected, and we may not be able to achieve or maintain profitability. These efforts may be more costly than we expect and may not result in increased revenue or growth of our business. In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting and other expenses as a newly public company. If we fail to increase our revenue to sufficiently offset the increases in our operating expenses, we will not be able to achieve or maintain profitability in the future.

If we fail to control our content-related costs, the expenses we incur may exceed the increase in revenues.

High-quality and engaging content is the core driver and foundation of our platform. Content creation related costs, including payouts to creators, have historically accounted for a substantial portion of our cost of sales. We generally enter into revenue-sharing arrangements with certain of our creators pursuant to which we pay an upfront amount to obtain certain intellectual property and adaptation rights and we share revenue with them based on sales and other forms of monetization of the content they create. Due to the improving monetization prospects of engaging content, there is increasing competition for popular content. We expect our content-related costs to increase on an absolute basis as we expand our content library, and if we are unable to control our content-related costs, our business, financial condition or results of operations could be adversely affected.

The future success of our business relies heavily on our sales and marketing efforts, and if we fail to maintain sales and marketing efficiency, the marketing expenses we incur as we grow may exceed the increase in revenues.

We acquire users through both organic means and paid marketing strategies. We may be required to spend substantial resources on sales and marketing efforts to defend, maintain or improve our reputation or our brands or to successfully enter new markets, expand in existing markets or introduce new features on our platform. Our business, financial condition or results of operations could be adversely affected if we are unable to maintain and promote a favorable perception of our platform and brands on a cost-effective basis or if our marketing initiatives or promotional activities do not convey the desired message for our platform or its ability to attract creators and users. We expect our marketing expenses to increase in the future, particularly as we adapt to new and evolving media platforms and communication channels or enter new geographic markets. Our competitors could spend more resources on marketing efforts, use more efficient and effective marketing initiatives than we do or secure more effective endorsements from key opinion leaders or influencers, any of which may provide our competitors with a competitive advantage. If we are unable to continue to enhance and refine our marketing strategies, including if we fail to identify potential technologies to enhance our marketing and advertising capabilities, we may not be able to acquire sufficient users visiting our platform to sustain our growth. If we are unable to recover our marketing expenses through increased user traffic or increased revenue, we may not be able to generate a meaningful yield on our marketing efforts, which could have a material adverse effect on our growth, results of operations and financial condition. Furthermore, if claims that are made as part of our advertising or promotional activities, whether they are made by us or by social media influencers or other endorsers with whom we have relationships, become subject to legal or regulatory proceedings, it could damage our reputation or brands, cause us to alter our marketing initiatives in ways that could adversely affect our revenues or result in the imposition of significant damages or other penalties against us.

Future acquisitions of, or investments in, other companies, technologies or specialized employees could require significant management attention, disrupt our business and adversely affect our results of operations.

As part of our business strategy, we have made and intend to make acquisitions and investments to add complementary companies, features, technologies and highly skilled employees. In the future, we may not be able to find suitable acquisition or investment candidates, and we may not be able to complete acquisitions or investments on favorable terms, if at all. Pursuing acquisition targets, signing and closing acquisitions and investment transactions and integrating acquired businesses, brands, assets and technologies into our ongoing operations involve numerous potential risks that could adversely affect our business, financial condition or results of operations, including:

•	diverting management’s attention from other business priorities;

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receiving necessary consents, clearances and approvals in connection with a transaction, including under antitrust and competition laws, which could delay or prevent the completion of a transaction or otherwise restrict our ability to realize the expected financial or strategic goals of a transaction;

•	successfully integrating the operations, technologies, services, products, systems and features of the acquired businesses, brands or assets in an effective, timely and cost-efficient manner;

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to the extent applicable, integrating operations across different cultures and languages and addressing the particular economic, currency, political and regulatory risks associated with specific countries;

•	realizing the full extent of the expected benefits or synergies as a result of a transaction, within the anticipated time frame or at all;

•	successfully operating new lines of business, services, products or geographic markets;

•	achieving distribution expansion related to services, products, categories and geographic markets;

•	retaining key creators, users, employees, partners and suppliers of the acquired business;

•	conforming standards, controls, procedures and policies of the acquired business with our own;

•	developing and launching products and services with acquired technologies; and

•	other unanticipated problems or liabilities.

Moreover, our acquisitions could result in substantial exposure to contingent liabilities, such as litigation, indemnification claims and earn-out obligations. The occurrence of these or other costs of acquisitions, such as incurrence of substantial additional debt or transaction costs or impairment of goodwill or other intangible assets, could adversely affect our business, financial condition or results of operations.

Our future success depends on the continuing efforts of our founder and senior management and our ability to attract and retain highly skilled employees and key personnel.

We depend on the continued services and performance of our founder, Junkoo Kim and members of our senior management team. Junkoo Kim has been responsible for our strategic vision, and should he stop working for us for any reason, it is unlikely that we would be able to immediately find a suitable replacement. We do not maintain key man life insurance for Junkoo Kim, and do not believe any amount of key man insurance would allow us to recover from the harm to our business if Junkoo Kim were to leave the Company for any reason. Similarly, members of our senior management team are highly sought after, and others may attempt to encourage these individuals to leave the Company. The loss of one or more of the members of the senior management team for any reason, or the inability to attract new or replacement members of our senior management team in the future, could disrupt our operations, create uncertainty among investors, adversely impact employee retention and morale and adversely affect our business.

Our business also depends on our ability to attract and retain highly skilled employees and key personnel representing diverse backgrounds, experiences and skill sets. The market for talented employees and key personnel in our industry is extremely competitive, and our ability to compete depends on our ability to hire, develop and motivate highly skilled employees and key personnel in all areas of our business and in all geographic markets in which we operate, particularly as we continue to expand globally. Maintaining our brands, our reputation and a diverse, equitable and inclusive work environment enables us to attract top talent.

Furthermore, our ability to attract and retain talent has been, and may continue to be, impacted to varying degrees by challenges in the labor market that emerge from time to time, such as wage inflation, labor shortages and changes in immigration laws and government policies. If we are less successful in our hiring efforts, or, if we cannot retain highly skilled employees and key personnel, then our business, financial condition or results of operations could be adversely affected.

We are dependent on NAVER to carry out our activities, and we may not be able to find suitable replacements if our services agreements with NAVER are terminated.

We have historically operated as a subsidiary of NAVER and relied on NAVER for certain functions to operate our business. Although we have established and intend to expand our own corporate functions, including facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions, we still rely, and expect to continue to rely, on NAVER for certain functions. Additionally, we may rely on certain intellectual property owned by NAVER to operate our business and may rely on implied licenses, rather than formal written license agreements, from NAVER with respect to our use of such intellectual property. Pursuant to certain services agreements, subsidiaries of NAVER provide us with certain administrative services, including services relating to infrastructure, information technology and systems, accounting and financial services, human resources and marketing, office facilities, administrative personal and other services. We also have certain service agreements with LY Corporation and its subsidiaries. See “Certain Relationships and Related Party Transactions—Intercompany Services and Property Leases.” We expect to continue to rely on NAVER for the functions and services covered by the services agreements in the future. If our relationship with NAVER or LY Corporation deteriorates, it could impact the services they provide to us. Also, the services that NAVER or LY Corporation provides to us may be disrupted or otherwise adversely impacted by disruptions in their business, which is subject to economic, financial, operational, regulatory, litigation, intellectual property, cybersecurity or other risks. If some or all of the services agreements with NAVER, LY Corporation or their respective subsidiaries are terminated, including, in certain cases, without cause by NAVER, LY Corporation or their respective subsidiaries, we may not be able to bring the services and functions covered thereby in-house and, even if we are able to do so, we may need to continue to rely on third parties for all or part of these functions. Reliance on a third party may result in significant expenses and operational issues over which we will not have direct control.

Following the completion of this offering, certain of our executive officers and directors may have actual or potential conflicts of interest because of their equity interest in NAVER. Also, certain of NAVER’s current executive officers are our directors, which may create conflicts of interest or the appearance of conflicts of interest.

Because of their current or former positions with NAVER, certain of our executive officers and directors own equity interests in NAVER. Continuing ownership of shares of NAVER common stock and equity awards could create, or appear to create, actual or potential conflicts of interest if we and NAVER face decisions that could have implications for both companies following the completion of this offering. In addition, certain of NAVER’s current executive officers are our directors, and this could create, or appear to create, actual or potential conflicts of interest when we and NAVER encounter opportunities or face decisions that could have implications for both companies following the completion of this offering or in connection with the allocation of such directors’ time between us and NAVER. These actual or potential conflicts of interest could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters and matters arising with respect to various intercompany service agreements with NAVER and its subsidiaries. See “Certain Relationships and Related Party Transactions—Intercompany Services and Property Leases.”

We expect that provisions relating to certain relationships and transactions in our Amended Charter will address certain actual or potential conflicts of interest between us, on the one hand, and NAVER and its directors, officers or employees who are our directors, officers or employees, on the other hand. See “Risk Factors—Risks Related to Our Business, Industry and Operations—NAVER and LY Corporation are not limited in their ability to compete with us, and the corporate opportunity provisions in our Amended Charter could enable them to benefit from corporate opportunities that may otherwise be available to us.” By becoming our stockholder, you will be deemed to have notice of, and consented to, these provisions of our Amended Charter.

NAVER and LY Corporation are not limited in their ability to compete with us, and the corporate opportunity provisions in our Amended Charter could enable them to benefit from corporate opportunities that may otherwise be available to us.

NAVER and LY Corporation operate various internet services and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly, with us. NAVER and LY Corporation may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Conflicts of interest could arise in the future between us, on the one hand, and NAVER or LY Corporation, on the other hand, concerning, among other things, potential competitive business activities or business opportunities. NAVER and LY Corporation and their respective affiliates and certain members of our board of directors who are not employees of the Company (the “Non-Employee Directors”) may engage and may continue to engage in the same or similar activities or related lines of business as those in which we, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which we, directly or indirectly, may engage.

Our Amended Charter will provide that the doctrine of “corporate opportunity” does not apply with respect to (i) certain directors, principals, officers, employees and/or representatives of NAVER and LY Corporation and their respective affiliates and (ii) Non-Employee Directors and their respective affiliates (collectively, the “Identified Persons” and, individually, the “Identified Person”). The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources or information obtained in their corporate capacity for their personal advantage, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Amended Charter will provide that, to the fullest extent permitted by law, we renounce any interest or expectancy that we would otherwise be entitled to have in, and any right to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to or acquired, created, developed, or that otherwise may come into the possession of the Identified Persons and any of their respective affiliates, and us or any of our affiliates, including but not limited to opportunities with respect to the NAVER Group or the LY Group. None of the Identified Persons shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which we or any of our affiliates now engages or proposes to engage or (ii) otherwise competing with us or any of our affiliates. In the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, herself or himself and us or any of our Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to us or any of our affiliates.

As a result, any Identified Person is not prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with such person, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects. See “Description of Capital Stock—Corporate Opportunity Doctrine.”

Our reliance on third parties in many aspects of our business exposes us to additional risks.

We rely on relationships with third parties in many aspects of our business, which exposes us to additional risks. For instance, we rely on certain local creators or popular technology platforms, such as our partnerships with Discord, Patreon and DC Comics, to drive user acquisitions, especially in new markets. Such local creators or popular technology platforms may limit or discontinue the access of potential users to our platform if they establish more favorable relationships with one or more of our competitors or they determine that we are a competitor. Any limitation on or discontinuation of access of potential users to our platform could significantly reduce our ability to acquire users, decrease the size of the user base we could convert into paying users or decrease the revenues we derive from paying users or advertisers, each of which would materially and adversely affect our business, financial condition and results of operations. We also rely on third-party intellectual property adaptation partners (e.g., studios, publishers, financiers, distributors, producers and potential buyers) for the adaptation or production of our content. We may not have sufficient control over the adaptation process and quality of the adaptation of content on our platform produced, on an outsourced basis, by our intellectual property adaptation partners, and we may be negatively affected by the activities or the lack of financial soundness of our intellectual property adaptation partners.

In addition, we rely on distributed computing infrastructure platforms and distribution channels to facilitate purchases of Coins. Our business will suffer if we are unable to maintain a good relationship with these distribution channels or develop relationships with new and emerging channels, if their terms and conditions or fee structure changes to our detriment, if we violate, or if a channel believes that we have violated, their terms and conditions or if any of these distribution channels loses market share or falls out of favor or is unavailable for a prolonged period of time. Furthermore, failure of these third parties to meet their obligations to us or substantial disruptions in our relationships with these third parties could adversely affect our business, financial condition or results of operations. See “Risk Factors—Risks Related to Our Business, Industry and Operations—If we, or our service providers, experience outages, constraints, disruptions or degradations in service, platform support or technological infrastructure, our ability to provide reliable services to our users and maintain the performance of our platform could be negatively impacted.” Managing these relationships inherently involves a lesser degree of control over business operations and compliance matters, thereby potentially increasing our reputational, legal, financial and operational risk. If our third-party partners fail to comply with applicable laws, regulations, quality standards or other obligations, norms or standards, our reputation or brands could be damaged, and we could be exposed to litigation, investigations, enforcement actions, monetary liability and additional costs that could adversely affect our business, financial condition or results of operations. Moreover, some third-party partners are located outside the U.S., which exposes us to additional risks inherent to conducting business around the world. These risks will increase as we continue to expand our presence in new geographic markets. See “Risk Factors—Risks Related to Our Business, Industry and Operations—We face a variety of risks associated with conducting business around the world, and these risks will increase as we continue to expand our presence into new geographic markets.”

In particular, NAVER Cloud Platform (“NAVER Cloud”) and Amazon Web Services (“AWS”) provide a distributed computing infrastructure platform for business operations, or what is commonly referred to as a “cloud” computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by NAVER Cloud and AWS. Currently, we run a material portion of our computing on these cloud services. Pursuant to their standard terms, AWS can terminate their contracts with us at any time. Also, we may not be able to renew our contracts with NAVER Cloud on terms acceptable to us, or at all. Given this, along with the fact that we cannot easily switch our NAVER Cloud and AWS operations to another cloud provider, any disruption of or interference with our use of NAVER Cloud and AWS, whether temporary, regular, prolonged or permanent, could adversely affect our business and operations.

Moreover, we utilize distribution channels, such as Apple or Google, to receive cash proceeds from sales of our Coins through direct purchases on our platform. Any scheduled or unscheduled interruption in the ability of our users to transact with these distribution channels could adversely affect our payment collection and, in turn, our revenue and bookings. We do not directly process purchases of Coins on our platform, and, thus, any information about those purchases (e.g., debit and credit card numbers and expiration dates, personal information and billing addresses) is disclosed only to the third-party online platform and service providers facilitating Coins purchases by users. We do not have control over the security measures of those providers, and their security measures may not be adequate. We could be exposed to litigation and possible liability if our users’ personal information or other transaction information involving Coin purchases is compromised, which could harm our reputation and our ability to attract users and could adversely affect our business. We also rely on the stability of such distribution channels and their payment transmissions to ensure continued payment services are provided to our users. If any of these providers fail to process or ensure the security of users’ payments for any reason, our reputation may be damaged, we may lose our paying users and users may be discouraged from purchasing Coins in the future, which could adversely affect our business, financial condition and results of operations.

Problematic content on our platform could affect the overall quality of our content, which could harm our reputation and deter our current and potential users from using our platform.

We, like others in the industry, face risk of violations of our content guidelines on our platform, including sophisticated attempts by bad actors to publish objectionable and offensive content on our platform. Although we have required our users to post appropriate content pursuant to our content guidelines and have set up screening procedures, our screening procedures may fail to screen out all potentially problematic content uploaded by creators and, even if properly screened, a third party may still find the content posted on our platform objectionable and offensive and take action against us in connection with the posting or dissemination of such content. For example, in the past, we had to remove content on our platform that was considered racially discriminatory and subjected us to negative publicity. Failure to identify or prevent objectionable and offensive content on our platform could hurt our reputation or reduce use of our platform, and adversely affect our business, financial condition and results of operations. It may also subject us to litigation and regulatory actions, which could result in monetary penalties and damages and divert management’s time and attention.

If we, or our service providers, experience outages, constraints, disruptions or degradations in service, platform support or technological infrastructure, our ability to provide reliable services to our users and maintain the performance of our platform could be negatively impacted.

Our users expect fast, reliable and resilient systems to enhance their experience, which depends on the continuing operation and availability of our information technology systems from a global network of third-party data centers, including third-party “cloud” computing services. We also provide services to our creators through our platform, including with our content enablement technology toolkit. The technologies on our platform are complex software products, and maintaining the sophisticated internal and external technological infrastructure required to reliably deliver these experiences and technologies is expensive and complex. The reliable delivery and stability of our platform has been, and could in the future be, adversely impacted by outages, constraints, disruptions, failures, interruptions, delays or degradations in our network and related infrastructure or those of our partners or service providers. We have experienced outages from time to time since our inception, during which our platform was unavailable for all or some of our users and creators. Outages, constraints, disruptions, failures, interruptions, delays or degradations, to which our business may be subject, can be caused by a number of factors, including a move to a new technology, the demand on our platform exceeding the capabilities of our technological infrastructure, computer and telecommunication failures, delays or failures resulting from earthquakes, adverse weather conditions, other natural disasters, pandemics, power loss, terrorism, geopolitical conflict, other physical security threats, cyberattacks or other security incidents, or other catastrophic events, the migration of data among data centers and to third-party hosted environments and issues relating to our reliance on third-party software and third parties that host our platform. Global climate change could also result in natural disasters occurring more frequently or with more intense effects, which could cause business interruptions. The unavailability of our platform, particularly if outages should become more frequent or longer in duration, could cause our users to seek other entertainment options, including those provided by our competitors, which may adversely affect our financial results. We may also experience a negative impact to our financial results as a result of decreased usage on our platform or decrease of payouts to creators. We may not always have full redundancy for all of our systems and our disaster recovery planning may not be sufficient to address all aspects of any unanticipated consequence or incident or allow us to maintain business continuity at profitable levels or at all. Further, in the event of damage or service interruption, our business interruption insurance policies will not adequately compensate us for any losses that we may incur. We may be subject to increased energy and other costs to maintain the availability or performance of our products in connection with any such events. These factors in turn could further reduce our revenues, subject us to liability or otherwise adversely affect our business, financial condition or results of operations.

In addition to the events described above, the data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation that could stop, limit or delay operations. Despite a reliability program focused on anticipating and solving issues that may impact the availability of our platform and precautions taken at the data centers, such as disaster recovery and business continuity arrangements, the occurrence of spikes in usage volume, the occurrence of a natural disaster, hacking event or act of terrorism, cyberattacks or other security incidents, a decision to close the facilities without adequate notice, or our inability to secure additional or replacement data center capacity as needed or other unanticipated problems at the data centers could result in interruptions or delays on our platform, impede our ability to scale our operations or have other adverse impacts upon our business and adversely impact our ability to serve our creators and users.

Our creators or users may suffer a variety of outages or disruptions in accessing our platform for a variety of reasons, including issues with their technology providers. If we or our partners or third-party service providers experience outages and our platform is unavailable or if our creators and users are unable to access our platform within a reasonable amount of time or at all, as a result of any such events, our reputation and brands may be harmed, creator and user engagement with our platform may be reduced and our revenue and profitability could be negatively impacted. Customer support personnel and technologies are also critical to resolve issues and to allow creators and users to realize the full benefits that our platform provides. High-quality support is important for the retention of our existing creators and users and to encourage the expansion of their use of our platform. We must continue to invest in the infrastructure required to support our platform. If we do not help our creators and users quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our platform to existing and new creators and users could suffer. In addition, if we do not make sufficient investments in servers, software or personnel in support of our infrastructure, and to scale effectively and accommodate increased demands placed on our infrastructure, the reliability of our underlying infrastructure will be harmed and our ability to provide a quality experience for our creators and users could be adversely affected. This would lead to a reduction in the number of creators and users on our platform, a reduction in our revenues and ability to compete and our reputation with existing or potential creators or users could suffer.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovative approach, creativity and teamwork fostered by our culture and our business could be harmed.

We believe that a critical component of our success has been our culture. We have invested substantial time and resources in building out our team with an emphasis on shared values and a commitment to diversity and inclusion. As we continue to grow and develop the infrastructure associated with being a public company, we will need to expend significant efforts to maintain our culture among a larger number of employees dispersed in various geographic regions. Additionally, with some of our employees currently working remotely following the COVID-19 pandemic, it may be more difficult to maintain or enhance our culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our mission to build a leading story-based entertainment platform that engages and inspires creators and users globally.

Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could adversely affect our business and reputation.

We regularly review metrics, such as our MAU, MPU, Paid Content ARPPU and Paid Content GMV, to evaluate growth trends, analyze user demand, measure our performance, gauge transaction volume and make strategic decisions. We measure these metrics based on a combination of internal data gathered on our platform, which have not been validated by an independent third party, and data from third-party sources. Our internal data and the data from third-party sources have not necessarily been prepared on a consistent basis or with the same methodology and may therefore not necessarily be comparable. The methodologies used to measure these metrics require significant judgment and are susceptible to algorithm or other technical errors. In addition, we are continually seeking to improve the way we estimate our user base and demand, and such estimates may therefore change due to improvements or changes in our methodology. Our metrics and estimates may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in methodology or the assumptions on which we rely. If our estimates for these various metrics are inaccurate, then investors will have less confidence in our company and our prospects, which could cause the market price of our common stock to decline, and our reputation and brands could be harmed.

Further, while these metrics are based on what we believe to be reasonable estimates of our user base and demand for the applicable period of measurement, there are inherent challenges in measuring how our platform is used, and as a result, the metrics may overstate or understate Paid Content GMV, the number of MAU and Paid Content ARPPU. For example, since users do not have to log into their accounts to access content on our platform (except Paid Content) and our system is not able to identify their identity without the user log-in information, our MAU may be inflated when the same user accesses our offerings from different devices or at different times without logging into his or her account. A single user may be counted as different users by our system if such user changes his or her geographic location. We continually seek to address technical issues in our ability to record our user data and improve our accuracy, but given the complexity of the systems involved, the rapidly changing nature of mobile devices and operating systems, how our platform manages identity and the way our users access our platform, we expect these issues to continue. Moreover, there are users who have multiple accounts, fake user accounts or fraudulent accounts created by bots to inflate user activity for a particular creator on our platform, thus making the creator’s content appear more popular than it really is. We cannot eliminate duplicate users that access our content through multiple devices, and as a result, may double-count users. We strive to detect and minimize fraud and unauthorized access to our platform, which practices are prohibited in our terms of service, and we implement measures to detect and suppress that behavior, but we may not be successful in doing so. In addition, some of our demographic data may be incomplete or inaccurate. For example, because users self-report their dates of birth, our age demographic data may differ from our users’ actual ages. If our users provide us with incorrect or incomplete information regarding their age or other attributes, then our estimates may prove inaccurate.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. Also, Paid Content GMV is subject to a limitation that it is an operational metric to assess and analyze the trend of user demand, not a financial metric or a proxy for any financial metric, and as a result, cannot be used to understand our financial conditions or results of operations. If our creators do not perceive our user, geographic or other demographic metrics to be accurate representations of our user base, or if we discover material inaccuracies in our user, geographic or other demographic metrics, our reputation may be harmed. Our creators and partners may also be less willing to allocate their budgets or resources to our platform, which could adversely affect our business.

We focus our business on our creators and users, and acting in their interests in the long term may conflict with the short-term expectations of analysts and investors.

A significant part of our business strategy and culture is to focus on long-term growth and creator and user experience over short-term financial results. We expect our expenses to continue to increase in the future as we broaden our creator and user community, as our library grows, as we continue to seek ways to increase payments to our creators and as we develop and further enhance our platform, expand our technical infrastructure and data centers and hire additional employees to support our expanding operations. As a result, in the near- and medium-term, we may continue to operate at a loss, or our near- and medium-term profitability may be lower than it would be if our strategy were to maximize near- and medium-term profitability. We expect to continue making significant expenditures to grow our platform and develop new features, integrations, capabilities and enhancements to our platform for the benefit of our creators and users. Such expenditures may not result in improved business results or profitability over the long term. If we are ultimately unable to achieve or improve profitability at the level or during the time frame anticipated by securities or industry analysts, investors and our stockholders, the trading price of our common stock may decline.

We may require additional capital to support our business in the future, and this capital might not be available on reasonable terms, if at all.

We intend to continue to make significant investments to support our business growth and may require additional funds to respond to business challenges, including the need for creators to develop engaging and immersive content, enhance our existing experiences, improve our operating infrastructure or acquire complementary businesses, personnel and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our common stock. Any debt financing that we secure in the future could involve offering additional security interests and undertaking restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired and our business, financial condition and results of operations could be adversely affected.

If the security of our platform is compromised, it could compromise our and our creators’ and users’ personal, sensitive, confidential and proprietary information, disrupt our internal operations and harm public perception of our platform, which could adversely affect our business and reputation.

We collect, store and otherwise process personal data and certain other sensitive and proprietary information in the operation of our business, including creator and user information, and other confidential data. While we have implemented measures designed to prevent unauthorized access to, or loss of, personal, sensitive, confidential or proprietary information, mobile malware, viruses, hacking, social engineering, spam and phishing attacks have occurred and may occur on our systems in the future. Cybersecurity risks have increased in recent years in part because of the proliferation of new technologies, including artificial intelligence, and the increased sophistication and activities of organized crime, hackers, terrorists, nation-states, state-sponsored actors and other external parties. Cybersecurity risks also may derive from fraud or malice on the part of our employees or third parties, or may result from human error, software bugs, server malfunctions, software or hardware failure or other technological failure. Because of the popularity of our platform, we may be an attractive target for these sorts of cyberattacks and other security incidents.

Further, the techniques used to obtain unauthorized access to, or to disrupt, systems or networks, are constantly evolving, may see their effectiveness enhanced by threat actors’ use of artificial intelligence and generally are not recognized until launched against a target. Consequently, we may be unable to anticipate these techniques, react in a timely manner or implement preventive measures, which could result in delays in our detection or remediation of, or other responses to, cyberattacks, security breaches and other security-related incidents. The wide availability of open-source software used in our solutions could also expose us to security vulnerabilities.

If any unauthorized access to our network, systems or data, including our sensitive and proprietary information, personal data from our users or creators, or other data, or any other security breach occurs, or is believed to have occurred, whether as a result of third-party action, employee negligence, error or malfeasance, defects, viruses, worms, malware, ransomware, denial of service attacks, credential stuffing, social engineering techniques, phishing or otherwise, our reputation, brands and competitive position could be damaged, our and our users’ and creators’ data and intellectual property could potentially be lost, disclosed, accessed or compromised, and we could be required to spend capital and other resources to alleviate problems caused by such actual or perceived breaches and remediate our systems, we could be exposed to a risk of loss, litigation, investigations or regulatory action and possible liability, and our ability to efficiently operate our business may be impaired. In the past, we have experienced cyberattacks and, if similar attacks occur and are successful, this could adversely affect our business or result in unfavorable publicity. For example, in July 2020, before Wattpad was acquired by NAVER in May 2021, Wattpad’s database was accessed by unauthorized, malicious actors and approximately 270 million personal records were affected. As a result, Wattpad has been subject to claims, including a class action claim, and in July 2023, received a notice of intent to impose a £985,000 fine from the United Kingdom Information Commissioner’s Office (the “ICO”). The ICO in December 2023 subsequently dismissed its claims against Wattpad regarding the incident and eliminated the fine. Additionally, we contract with certain third parties to store and process certain data for us, including our distribution channels, and these third parties face similar risks of actual and potential security breaches, which could present similar risks to our reputation, business, financial condition and results of operations. Our ability to monitor our third-party service providers’ data security is limited. Some of our third-party service providers may store or have access to our data and, despite such contractual provisions, may not have effective controls, processes or practices to protect our information from loss, unauthorized disclosure, unauthorized use or misappropriation or other cyberattacks or security incidents. A vulnerability in our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a cyberattack or other security incident affecting any of these third parties could harm our business.

The economic costs to us to reduce or alleviate cyber or other security problems such as spammers, errors, bugs, flaws, “cheating” programs, defects or corrupted data, could be significant and may be difficult to anticipate or measure. These issues may cause creators and users to use our platform less or stop using it altogether, and the costs could divert our attention and resources, any of which could result in claims, demands and legal liability to us, regulatory investigations and other proceedings, harm our reputation and brands, and otherwise adversely affect our business, financial condition or results of operations. There could also be regulatory fines imposed for certain data breaches that take place around the world. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”), also allows for a private right of action for certain data breaches that relate to a specified set of personal information.

Although we maintain cyber, privacy and network security liability insurance, subject to applicable deductibles and policy limits, such coverage may not extend to all types of privacy, data protection and cybersecurity incidents, and it may be insufficient to cover all costs and expenses associated with such incidents. We cannot ensure that such insurance will continue to be available to us on commercially reasonable terms, or at all, or that our insurers will not deny coverage with respect to any particular incident.

We anticipate that our ongoing efforts related to privacy, data protection and cybersecurity, and content review will identify instances of misuse of user data or other undesirable activity by third parties on our platform.

In addition to our efforts to mitigate cybersecurity risks, we have made and are continuing to make investments in privacy, data protection, cybersecurity, safety and content review efforts to combat misuse of our services and user data by third parties, including investigations of individuals we have determined to have attempted to access user data without authorization. Our internal teams also continually monitor and address any unauthorized attempts to access data stored on servers that we own or control or data available to our third-party customer service providers. As a result of these efforts, we have discovered and announced, and anticipate that we will continue to discover and announce, additional incidents of misuse of, or unauthorized access of, user data or other undesirable activity by third parties. We have taken steps to protect the data that we have access to, but despite these efforts, our security measures or those of our third-party service providers could be insufficient or breached as a result of third-party action, malfeasance, employee errors, service provider errors, technological limitations, defects or vulnerabilities in our platform or otherwise. We may not discover all such incidents or activity or be able to respond to or otherwise address them, promptly or at all. Such incidents and activities have in the past, and may in the future, include the use of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, theft of Coins or other virtual items in valid user accounts, activities that threaten people’s safety on-or offline, or instances of spamming, scraping or spreading disinformation. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate any such incidents. Any of the foregoing developments, whether actual or perceived, may negatively affect user trust and engagement, harm our reputation and brands, require us to change our business practices in a manner adverse to our business and adversely affect our business and financial results. Any such developments may also subject us to future litigation and regulatory inquiries, investigations and proceedings, including from data protection authorities in countries where we offer services or have users, which could subject us to monetary penalties and damages, divert management’s time and attention and lead to enhanced regulatory oversight.

Our business is affected by seasonal demands, and our quarterly operations results fluctuate as a result.

We experience seasonality in monetization on our platform. Historically, we experienced higher levels of user engagement and monetization in the third quarter of the calendar year due primarily to increased use of our platform during the global vacation and holiday schedules of our users. In addition, many advertisers allocate the largest portion of their budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. As we continue to diversify our sources of revenues, and in particular increase revenues from advertising, the seasonal impacts may be more pronounced in the future or different altogether.

Our results of operations, which are reported in U.S. dollars, could be adversely affected if currency exchange rates fluctuate substantially in the future.

As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. We incur expenses for employee compensation and other operating expenses at our non-U.S. locations in local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of our expenses being higher, which may not be offset by additional revenue earned in the local currency. This could have a negative impact on our reported results of operations. To date, we have not engaged in any hedging strategies, and any such strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures that we may implement in the future to mitigate this risk may not eliminate our exposure to foreign exchange fluctuations. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Increasing scrutiny and changing stakeholder expectations with respect to ESG and sustainability practices may impose additional costs or risks.

In recent years, companies across all industries are facing increasing scrutiny from stakeholders related to their ESG and sustainability practices. A number of advocacy groups, both domestically and internationally, have campaigned for governmental and private action to promote change at public companies related to ESG matters, including increasing attention and demands for action related to climate change, promoting the use of substitutes to fossil fuel products and encouraging the divestment of companies in the fossil fuel industry. Investor advocacy groups, proxy advisory firms, certain institutional investors and lenders, investment funds and other influential investors and rating agencies are also increasingly focused on ESG and sustainability practices and matters and on the implications and social cost of their investments and loans. We have established a long-term strategy intended to meet ESG-related objectives, which currently includes certain sustainability targets. However, we cannot guarantee that this long-term strategy will meet our ESG-related objectives. Such initiatives are voluntary, not binding on our business or management and subject to change. We may determine in our discretion that it is not feasible or practical to implement or complete certain of our ESG-related initiatives, or to meet previously set goals and targets based on cost, timing or other considerations. If we do not adapt to or comply with investor or other stakeholder expectations and standards on ESG matters (or meet ESG-related goals and targets that we have set), as they continue to evolve, if we are perceived to have not responded appropriately or quickly enough to growing concern for ESG and sustainability issues, regardless of whether there is a regulatory or legal requirement to do so, or if estimates, assumptions and/or third-party information we currently believe to be reasonable are subsequently considered erroneous or misinterpreted, we may suffer from reputational damage and our business, financial condition and/or stock price could be materially and adversely affected.

Further, our operations, projects and growth opportunities require us to have strong relationships with various key stakeholders, including our stockholders, employees, suppliers, customers, local communities and others. We may face pressures from stakeholders, many of whom are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability while at the same time remaining a successfully operating public company. If we do not successfully manage expectations across these varied stakeholder interests, it could erode our stakeholder trust and thereby affect our brands and reputation. Such erosion of confidence could negatively impact our business through decreased demand and growth opportunities, increased legal action and regulatory oversight, adverse press coverage and other adverse public statements, difficulty hiring and retaining top talent, difficulty obtaining necessary approvals and permits from governments and regulatory agencies on a timely basis and on acceptable terms and difficulty securing investors and access to capital. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters, which will likely lead to increased compliance costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Such ESG matters may also impact our suppliers or customers, which could augment existing or cause additional impacts to our business or operations.

Our business and reputation may be harmed by changes in business, economic or political conditions that impact global markets, or by a systemic market event.

Concerns over global economic or market conditions, a recession or economic slowdown, geopolitical issues, including continued hostilities in Europe and the Middle East, the impacts of the COVID-19 pandemic, the availability and cost of credit and slowing economic growth have contributed to general economic uncertainty and diminished expectations for the global economy. Additionally, acts of protest and civil unrest have caused economic and political disruption in the U.S., and the occurrence or threat of terrorist attacks in the U.S. or other countries could adversely affect the economies of the U.S. and other countries. A deterioration in global economic or market conditions could adversely affect our business, financial condition or results of operations. Further, inflation has been an ongoing concern in the U.S. since 2021. Ongoing inflationary pressures have resulted in and may result in additional increases to the costs of goods, services and personnel, which in turn could cause our capital expenditures and operating costs to rise. For instance, as inflation increases, our costs related to web-comic production and software infrastructure maintenance may rise. Sustained levels of high inflation caused the U.S. Federal Reserve and other central banks to increase interest rates multiple times in 2022 and 2023 in an effort to curb inflationary pressure on the costs of goods and services, which could have the effects of raising the cost of capital and depressing economic growth, either of which (or the combination thereof) could hurt the financial and operating results of our business. To the extent elevated inflation remains, we may experience further cost increases for our operations.

Risks Related to Government Regulations and Legal Proceedings

We are, and could become, subject to significant legal proceedings and regulatory investigations that may result in significant expenses, fines and reputational damage.

In the ordinary course of business, we may be subject to a wide variety of claims, lawsuits and regulatory and governmental investigations involving various issues such as intellectual property, commercial contracts, data privacy, cybersecurity, product liability, employment, class action, whistleblower and other litigation claims and governmental and other regulatory investigations and proceedings. These claims and lawsuits may result in significant expenses, fines and reputational damage. Litigation can be expensive and disruptive, regardless of the merit of the underlying claims. Some of these matters may involve parties seeking large or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years. It is not feasible to predict the ultimate outcome of a legal proceeding, and our assessment of a proceeding, including any accruals taken in connection therewith, may not be consistent with the ultimate outcome of the legal proceeding. We could, from time to time in the future, be required to pay significant amounts as a result of settlement or judgments in legal proceedings, potentially in excess of accruals, including proceedings where we could be held jointly and severally liable among other defendants. Also, we may directly or indirectly be adversely affected by claims, lawsuits and regulatory and governmental investigations and proceedings involving NAVER or LY Corporation given our relationship with NAVER and LY Corporation. In addition, our current estimates of the potential impact of legal proceedings on our reputation, business, financial condition or results of operations could change from time to time in the future. The resolution of, or increase in accruals for, a legal proceeding in a particular reporting period could adversely affect our financial condition, results of operations or cash flows for that period.

The success of our growth strategy depends on our ability to provide a safe online environment for children.

We have made significant efforts to provide a safe and enjoyable experience for users of all ages. We invest significant technical and human resources to prevent inappropriate content from being published on our platform. Notwithstanding our efforts, from time to time, inappropriate content is uploaded onto our platform and viewed by others prior to being identified and removed by us. This content could cause harm to our audience and to our reputation of providing a safe environment for children to play online. If we are unable to prevent or are perceived as not being able to sufficiently prevent, inappropriate content from appearing on our platform, parents of children will lose their trust in the safety of our platform, which would harm our overall acceptance by these audiences and would likely result in reduced revenue, a smaller user base and, ultimately, damage to our ability to continue to successfully operate our platform.

In addition to generally blocking inappropriate content, we have statutory obligations under U.S. federal law to block or remove child pornography and report offenses to the National Center for Missing and Exploited Children, or NCMEC. Notwithstanding our efforts, from time to time, sexual content involving cartoon characters that appear to be children are uploaded to our platform and viewed by others prior to being removed by us, and any future noncompliance by us or allegations of noncompliance by us with respect to U.S. federal laws on child pornography or the sexual exploitation of children could harm our reputation, create criminal liability and could be costly and time consuming to address or defend. We may also be subject to additional criminal liability related to child pornography or child sexual exploitation under other domestic and international laws and regulations.

The privacy of children’s personal information collected online is also becoming increasingly scrutinized both in the U.S. and internationally. For example, the United Kingdom’s Age Appropriate Design Code (“AADC”) and incoming Online Safety Bill, focuses on online safety and protection of children’s privacy online. A similar law, California’s Age-Appropriate Design Code Act (“CAADCA”), was signed into law in California and is scheduled to go into effect on July 1, 2024. The CAADCA implements into law certain principles taken from the AADC, among other things, and imposes substantial new obligations upon companies. Passage of the CAADCA and similar laws may further complicate compliance efforts and may increase legal risk and compliance costs for us and our third-party partners. In the U.S., we may have obligations on the federal level under the Children’s Online Privacy Protection Act (“COPPA”). Despite our efforts, no assurances can be given that the measures we have taken to address COPPA requirements will be sufficient to completely avoid allegations of COPPA violations, any of which could expose us to significant liability, penalties, reputational harm and loss of revenue, among other things. Additionally, new laws and regulations are being considered in various jurisdictions to require the monitoring of user content or the verification of users’ identities and age and may restrict our ability to collect, use and otherwise process information, including personal information, about minors which may also result in limitations on our advertising services or our ability to offer products and services to minors in certain jurisdictions.

We are subject to complex and evolving federal, state and international laws, regulations, rules, standards and contractual obligations regarding privacy, data protection and cybersecurity, which could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could adversely affect our business.

We are subject to a variety of laws, regulations, rules, standards and contractual obligations in the U.S. and other countries that involve matters central to our business, including privacy, data protection and cybersecurity, including with respect to minors. The regulatory frameworks for privacy, data protection, cybersecurity and data transfers worldwide are rapidly evolving and are likely to remain uncertain for the foreseeable future. Certain privacy, data protection and cybersecurity laws and regulations have placed and will continue to place privacy, data protection and cybersecurity obligations and restrictions on organizations such as ours and may require us to continue to change our policies and procedures. Our approach with respect to such laws and regulations may be subject to further evaluation and change, our compliance measures may not be fully adequate and may require modification, we may expend significant time and cost in developing and maintaining a privacy governance program, data transfer or localization mechanisms, or other processes or measures to comply with such laws and regulations, and we may potentially face claims, litigation, investigations or other proceedings or liability regarding such laws and regulations and may incur liabilities, expenses, costs and other operational losses under such laws and regulations and any measures we take to comply with them, and result in changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could adversely affect our business. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of operating our products and services and other aspects of our business.

It is possible that the obligations imposed on us by applicable privacy, data protection and cybersecurity laws and regulations, or industry codes of conduct or other actual or asserted obligations relating to privacy, data protection or cybersecurity, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices in other jurisdictions. Significant fines and penalties may be imposed in connection with any violations of privacy, data protection or cybersecurity laws, regulations, rules, industry standards and other obligations depending on the severity of such violation, including recurring fines applicable for each violation. In addition, we may be subject to lawsuits, civil liability, sanctions, regulatory or government investigations, increased cost of operations and restrictions on our business practices. Additionally, due to the nature of our service, we are unable to maintain complete control over data security or the implementation of measures that reduce the risk of a cyberattack or other security incident. For example, our customers may accidentally disclose their passwords or store them on a mobile device that is “SIM swapped,” lost or stolen, creating the perception that our systems are not secured against third-party access. Any failure or perceived failure by us to comply with our privacy policies, our obligations to users or other third parties relating to privacy, data protection or cybersecurity or our other policies or obligations relating to privacy, data protection or cybersecurity or any actual or perceived compromise of security, including any such compromise that results in the unauthorized release, transfer or other processing of personal information or other user or creator data, may result in governmental investigations and enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could cause our creators and users to lose trust in us, any or all of which could have an adverse effect on our business, financial condition or results of operations.

We make public statements about our use and disclosure of personal information through our privacy policies, information on our website and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about privacy, data protection and cybersecurity can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any concerns about our privacy, data protection and cybersecurity practices, even if unfounded, could damage our reputation and adversely affect our business.

Governmental agencies may restrict access to our platform, mobile applications, website or the internet generally, which could lead to the loss or slower growth of our creators or users.

Our future success will depend in part on market acceptance and widespread adoption across demographics and geographies of our platform over other interactive entertainment offerings. The widespread availability of content generated by our creators on our platform is a new development, and the regulatory framework for broad dissemination of this content is new and evolving. We provide our creators with the ability to publish their content throughout the world, and each country is developing regulations and policies to regulate this new space, including with respect to privacy, data protection and cybersecurity, intellectual property, child protection, consumer protection, ratings and taxes. If we are unable to allow creators to comply with potentially conflicting regulations throughout the world, our ability to execute on our business model would be severely impacted, and our ability to grow our business could be harmed. Changes to these laws, regulations, rules, standards or obligations could require us to change our business strategy, take on more onerous obligations and impact the functionality of our platform. If we are obligated to fundamentally change our business activities and practices or modify our platform, we may be unable to make these required changes and modifications in a commercially reasonable manner, or at all, and our ability to further develop and enhance our platform may be limited. The costs of compliance with, and other burdens imposed by, these laws, regulations, rules, standards and obligations, or any inability to adequately address these, may limit the use of our platform or reduce overall demand for our platform, which could adversely affect our business, financial condition or results of operations.

In addition, governmental agencies in any of the countries in which we, our users or creators are located could block access to or require a license for our platform, our website, our application stores or the internet generally for a number of reasons, including privacy, data protection, cybersecurity, confidentiality or regulatory concerns which may include, among other things, governmental restrictions on certain content in a particular country and a requirement that user information be stored on servers in a country within which we operate. Governmental agencies could issue fines or penalties if there are instances where we are found not to have been in compliance with regulations in any of these areas. Users generally need to access the internet, including in geographically diverse areas, and also mobile platforms such as the Apple App Store and the Google Play Store, to access our content on our platform. If governmental or other entities block, limit or otherwise restrict creators and users from accessing our platform, or users from engaging with content on our platform, our business could be negatively impacted, we could be subject to additional fines and penalties, our creators and users could decline or grow more slowly and our business, financial condition or results of operations could be adversely affected.

In the EEA and United Kingdom, we are subject to the GDPR and UK GDPR, which impose stringent privacy, data protection and cybersecurity requirements on our business and could expose our business to considerable fines, penalties and other liabilities for noncompliance.

In the EEA, the GDPR imposes stringent privacy, data protection and cybersecurity requirements and carries considerable penalties for noncompliance, including fines up to €20 million or 4% of annual global revenues of the previous year, whichever is greater. Such fines would be in addition to (i) the rights of individuals to sue for damages in respect of any data privacy breach which causes them to suffer harm, (ii) the right of individual member states to impose additional sanctions over and above the administrative fines specified in the GDPR and (iii) the ability of supervisory authorities to impose orders requiring companies to modify their practices. If we are found not to be compliant with the GDPR or similar requirements, we may be subject to significant fines and the risk of civil litigation. Further, even the perception of such noncompliance may result in reputational damage and our business may be materially harmed.

Brexit has led to changes with regard to the regulation of privacy, data protection and cybersecurity in the United Kingdom. The United Kingdom maintains the Data Protection Act of 2018 and the United Kingdom General Data Protection Regulation (collectively, the “UK GDPR”), which together implement and complement the GDPR and provide for penalties for noncompliance of up to the greater of £17.5 million or four percent of worldwide revenues. The UK GDPR currently imposes the same obligations as the GDPR in most material respects, but we cannot fully predict how the Data Protection Act, the UK GDPR and other United Kingdom data protection laws or regulations may develop in the medium to longer term, nor the effects of divergent laws and guidance regarding how personal data will be regulated. We continue to monitor and review the impact of any changes to EU, United Kingdom or Swiss law or guidance that could affect our operations. For example, we are evaluating the United Kingdom’s AADC, which focuses on online safety and protection of children’s privacy online. The AADC became effective September 2, 2021, and noncompliance with the AADC may result in audits or other proceedings by the United Kingdom’s Information Commissioner Office (“ICO”), the regulatory body set up to uphold information rights in the United Kingdom, and other regulators in the EEA or Switzerland, as noncompliance with the AADC may indicate noncompliance with other applicable data protection laws. In addition, we are monitoring developments with the EU’s Digital Services Act (“DSA”), which came into force on November 16, 2022, and will become fully applicable on February 17, 2024. The DSA imposes new content moderation obligations, notice and transparency obligations, advertising restrictions and other requirements on digital platforms to protect consumers and their rights online. Noncompliance with the DSA could result in fines of up to 6% of annual global revenues, which are in addition to the ability of civil society organizations and non-governmental organizations to lodge class action lawsuits. We may incur liabilities, expenses, costs and other operational losses under the GDPR and laws and regulations of applicable member states of the European Union and the United Kingdom relating to privacy, data protection and cybersecurity in connection with any measures we take to comply with them.

In both the EEA and United Kingdom, we rely on data transfer mechanisms such as Standard Contractual Clauses (“SCCs”) or UK SCCs to comply with data protection requirements when transferring personal data from the EEA or the United Kingdom to other countries. On June 4, 2021, the European Commission published two sets of new SCCs, which took effect on June 27, 2021. On June 28, 2021, the European Commission announced a decision of “adequacy” concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the EEA to the United Kingdom. Such adequacy decision must, however, be renewed after four years and may be modified or revoked in the interim. Further, data protection authorities may require measures to be put in place in addition to SCCs or UK SCCs for transfers to countries outside of the EEA, as well as Switzerland and the United Kingdom. In July 2023, the European Commission adopted an adequacy decision concluding the new EU-U.S. data privacy framework (the “EU-U.S. DPF”) constitutes a lawful data transfer mechanism under EU law for participating U.S. entities; however, the EU-U.S. DPF may be in flux as such adequacy decision has been challenged, and is likely to face additional challenges, at the Court of Justice of the European Union. In addition, in June 2023, the U.S. and UK announced a commitment in principle to establish a “data bridge” to extend the EU-U.S. DPF to the flow of UK personal data under the UK GDPR to participating entities in the U.S. Such data bridge could not only be challenged, but also may be affected by any challenges to the EU-U.S. DPF. Our third-party service providers may be affected similarly by these changes. In addition to other impacts, we may experience additional costs associated with increased compliance burdens, and we and our creators and users face the potential for regulators in the EEA, Switzerland or the United Kingdom to apply different standards to the transfer of personal data from the EEA, Switzerland or the United Kingdom to the U.S. and other non-EEA, Switzerland or United Kingdom countries, and to block, or require ad hoc verification of measures taken with respect to, certain data flows from the EEA, Switzerland and the United Kingdom to the U.S. and other non-EEA, Switzerland or United Kingdom countries. We also may be required to engage in new contract negotiations with third parties that aid in processing data on our behalf, to the extent that any of our service providers or consultants have been relying on invalidated or insufficient contractual protections for compliance with evolving interpretations of, and guidance for, cross-border data transfers pursuant to the GDPR and UK GDPR. In such cases, we may not be able to find alternative service providers, which could limit our ability to process personal data from the EEA, Switzerland or the United Kingdom and increase our costs.

Our business could be subject to fines, penalties and administrative and criminal sanctions for failure to comply with privacy, data protection and cybersecurity laws in Korea.

We are subject to Korean laws, regulations and orders, including the Personal Information Protection Act (“PIPA”), the Act on the Promotion of Information and Communications Network Utilization and Protection of Information and the Credit Information Act, which specifically regulate the processing of certain personal information. PIPA requires us to seek and obtain consent from our consumers in Korea with respect to our use of their personal data and requires our officers and employees responsible for management of such personal data to take the necessary technological and managerial measures to prevent data breaches and, among other duties, notify the Personal Information Protection Commission of certain data breach incidents within 72 hours. Failure to comply with PIPA in any manner may subject such responsible officers and employees to certain administrative or criminal sanctions, ranging from a monetary penalty to imprisonment, for not having obtained such consent in an appropriate manner or for not having complied with such duties, including due to negligence. In case such officers and employees become subject to criminal liability as a result of such failure, we, as their employer, may become vicariously liable for their noncompliance with PIPA. Since PIPA and other Korean laws, regulations and orders in connection with personal information are complex and evolving and are subject to interpretation by government regulators which may change over time, we are subject to the risk of claims by regulators for our failure to comply with such laws, regulations and orders despite our efforts to comply with them.

We are subject to Japanese privacy, data protection and cybersecurity laws, including the Act on the Protection of Personal Information, and failure to comply with such laws may negatively affect our business, operations or financial conditions.

In Japan, we are subject to laws, regulations and guidelines regarding data privacy and security including those relating to the processing, safekeeping, and use of personal data, in respect of each of which the relevant regulators in Japan have broad discretion to interpret the relevant laws and regulations. The Act on the Protection of Personal Information (the “APPI”) in Japan is to protect rights and interests of individuals, while balancing the usefulness of personal information. The APPI mainly concerns three situations: (i) acquisition and use; (ii) storage; and (iii) transfer of personal information. When personal information is acquired, the purpose of use must be notified to the relevant individuals or made public, except in cases where the purpose of use has been made public in advance. The purpose of use must be specified, and the acquired personal information must be used within the scope of such purpose of use. When storing personal information, it is necessary to manage it safely so that it will not be leaked. For the safe management, the APPI requires business operators holding personal information to establish a security management systems. It includes establishment of fundamental rules on personal information management, appointment of personnel responsible for personal information management, and provision of regular training courses on privacy and security breaches and implementation of physical and technical security control measures. Additionally, when transferring personal data to a third party, it is necessary, in principle, to obtain the consent of the principal in advance. The APPI requires business operators to make reports to the Personal Information Protection Commission (the “PIPC”) or other competent government entities and to notify to data subjects when certain data security incidents have occurred or may have occurred. In the event that an individual violates the above obligations under the APPI and also violates an associated improvement order issued by the PIPC, a criminal penalty of “imprisonment for not more than one year or a fine of not more than one million yen” could be imposed on the individual who violated the law. In addition, a criminal penalty of “a fine of up to 100 million yen” could be imposed on the violating entity. A victim may file a claim for damages based on torts against the offending entity for damages caused by the leakage and for compensation. Furthermore, if there is a contractual relationship between the victim and the entity, and the leakage of personal information is judged to constitute a breach of contract, damages may be claimed for breach of contract.

We may incur liabilities, expenses, costs and other operational losses under the APPI and other Japanese laws, regulations, guidelines and orders relating to privacy, data protection and cybersecurity. Also, since such laws, regulations, guidelines and orders are complex and evolving and are subject to interpretation by government regulators which may change over time, we are subject to the risk of claims by regulators for our failure to comply with such laws, regulations, guidelines and orders despite our efforts to strive to comply with them. Failure to comply with such laws, regulations, guidelines and orders may negatively affect our business, operations or financial conditions.

We are subject to a variety of federal and state laws in the U.S. that govern privacy, data protection and cybersecurity, which require us to expend considerable resources to ensure compliance and could subject us to fines, penalties and other liabilities for failure to comply.

In the U.S., although there is not yet a comprehensive federal data protection law equivalent to the GDPR, proposals for such comprehensive legislation are under constant consideration by Congress. In the meantime, we remain subject to existing federal regulation such as COPPA and the authority of the Federal Trade Commission (the “FTC”) under the Federal Trade Commission Act (the “FTC Act”). At the state level, California has enacted the CCPA, which gives California residents expanded privacy rights and protections, requiring us to modify our data processing practices and policies and incur compliance related costs and expenses. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches, which may increase the likelihood and cost of data breach litigation. Further, the CCPA has prompted similar legislative developments in other states in the U.S. such as Virginia, which in March 2021 enacted a Consumer Data Protection Act that became effective as of January 1, 2023, Colorado, which in June 2021 enacted a Colorado Privacy Act that became effective July 1, 2023, Utah, which in March 2022 enacted the Utah Consumer Privacy Act that became effective as of December 31, 2023, and Connecticut, which in May 2022 enacted the Act Concerning Personal Data Privacy and Online Monitoring that became effective as of December 31, 2023. In addition, laws in all 50 U.S. states generally require businesses to provide notice under certain circumstances to individuals whose personal information has been disclosed as a result of a data breach. The potential effects of new and evolving legislation relating to privacy, data protection and cybersecurity are far-reaching, create the potential for a patchwork of overlapping but different laws, and may require us to modify practices and policies and, incur substantial costs and expenses in an effort to comply, or restrict our operations. Aspects of the CCPA and other federal and state laws and regulations relating to privacy, data protection and cybersecurity, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. New legislation or regulatory decisions that restrict our ability to collect and use information about minors may also result in limitations on our advertising services or our ability to offer products and services to minors in certain jurisdictions. See “Risk Factors—Risks Related to Our Business, Industry and Operations—The success of our growth strategy depends on our ability to provide a safe online environment for children.”

There also has been increasing regulatory scrutiny from the SEC with respect to adequately disclosing risks concerning cybersecurity. On July 26, 2023, the SEC adopted new cybersecurity disclosure rules for public companies that require disclosure regarding cybersecurity risk management (including the corporate board’s role in overseeing cybersecurity risks, management’s role and expertise in assessing and managing cybersecurity risks, and processes for assessing, identifying and managing cybersecurity risks) in annual reports. These new cybersecurity disclosure rules also require the disclosure of material cybersecurity incidents in a Form 8-K generally within four days of determining an incident is material. We will be subject to such annual report disclosure requirements starting with our 2024 Form 10-K and we will be subject to such Form 8-K disclosure requirements upon completion of the offering.

We are subject to laws and regulations worldwide, many of which are unsettled and still developing, and noncompliance with such laws and regulations could subject us to liability.

We are subject to a variety of laws in the U.S. and abroad that affect our business. As a global platform, we are subject to myriad regulations and laws regarding consumer protection, including the use of gift cards, advertising, electronic marketing, protection of minors, privacy, data protection and cybersecurity, data localization requirements, online services, anti-competition, freedom of speech, labor, real estate, taxation, intellectual property ownership and infringement, tax, export and national security, tariffs, anti-corruption and telecommunications, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the U.S., and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business and expose us to possible litigation, penalties or fines. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make our platform less attractive to our users or creators or cause us to change or limit the offerings in our platform. We have policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that we will not experience violations of such laws and regulations or our policies and procedures.

We are potentially subject to a number of foreign and domestic laws and regulations that affect the offering of certain types of content, such as that which depicts violence, many of which are ambiguous, still evolving and could be interpreted in ways that could adversely affect our business or expose us to liability. Foreign governments may censor our platform in their countries, restrict access to our platform from their countries entirely, impose other restrictions that may affect their citizens’ ability to access our platform for an extended period of time or even indefinitely, require data localization or impose other laws or regulations that we cannot comply with, would be difficult for us to comply with or would require us to rebuild our platform or the infrastructure for our platform. Numerous countries, including Germany, have regulations relating to this area and they may impose significant fines for failure to comply with certain content removal and disclosure obligations. Other countries, including Singapore, India, Turkey, Mexico, Australia and the United Kingdom, have implemented or are considering similar legislation imposing penalties for failure to remove certain types of content. On the other hand, some users and creators may choose not to use our platform if we actively police content.

In addition, new regulation by the U.S. federal government and its agencies, such as the U.S. FTC, state agencies or foreign jurisdictions, which may vary significantly, could require that certain content on our platform be modified or removed, increase the costs of operating or monitoring the content on our platform, impact user and creator engagement and thus the functionality and effectiveness of our platform or otherwise adversely affect our business. It is difficult to predict how existing or new laws may be applied. If we become liable, directly or indirectly, under these laws or regulations, we could be harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our platform, which adversely affect our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or brands or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could adversely affect our business, financial condition or results of operations.

It is also possible that a number of laws and regulations may be adopted or construed to apply to us or our users or our creators in the U.S. and elsewhere that could restrict the online and mobile industries, including creator and user privacy, data protection, cybersecurity, advertising, user acquisition practices, taxation, content suitability, intellectual property, distribution and antitrust, and our platform, content or components thereof may be deemed or perceived illegal or unfair practices. We anticipate that scrutiny and regulation of our industry will increase, and we will be required to devote legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the marketing of in-app purchases, banking institutions, unclaimed property or money transmission may be interpreted to cover the revenue that we receive from our platform. If that were to occur, we may be required to maintain certain records and seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements, and we may be subject to additional regulation and oversight and other operational requirements, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the U.S. or elsewhere, or any withdrawal by us from certain countries because of such actions, could adversely affect our users, including by giving our competitors an opportunity to penetrate geographic markets that we cannot access. As a result, our user growth, retention and engagement could be harmed.

We are subject to various governmental export control, trade sanctions and import laws and regulations that require our compliance and could subject us to liability if we violate these controls.

We are subject to laws and regulations that could limit our ability to permit access to our platform and content or to engage with certain content creators or contractors. For example, certain U.S. laws and regulations administered and enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), in combination with other applicable export control and economic sanctions laws and regulations, collectively referred to as the Trade Control Laws and Regulations, may limit our ability to give certain users and creators access to certain aspects of our platform and experiences, to engage with certain creators or contractors, or to permit downloads of our applications because such persons appear on restricted party lists maintained by OFAC or other U.S. government agencies or are located in countries or territories that are comprehensively embargoed by OFAC. The Trade Control Laws and Regulations are complex and dynamic, and monitoring and ensuring compliance can be challenging. In certain instances, we rely on our payment processors for compliance with certain of these Trade Control Laws and Regulations. Specifically, our payment processors will not allow any paid activity by users and creators that attempt to access our platform from various jurisdictions specified by OFAC, such as the Crimea region Ukraine, the so-called Donetsk People’s Republic of Ukraine, the so-called Luhansk People’s Republic of Ukraine, Cuba, Iran, North Korea and Syria, or paid activity by users and creators that appear on various U.S. and foreign government restricted party lists. In addition, the mobile application stores through which our applications are available have implemented protocols to prevent downloads in these specified countries and territories. However, users and creators from certain of these countries and territories have access to our web-based platform and content and there may be users and creators elsewhere that may be subject to restrictions of which we are not aware. Accordingly, there can be no guarantee we will be found to have been in full compliance with Trade Control Laws and Regulations during all relevant periods. Any failure by us or our payment processors or the mobile application stores to comply with the Trade Control Laws and Regulations may lead to violations of the Trade Control Laws and Regulations that could expose us to liability. Any failure to comply with applicable laws and regulations also could have negative consequences for us, including reputational harm, government investigations and monetary penalties. In addition, various foreign governments may also impose controls, export license requirements and restrictions. Compliance with such applicable regulatory requirements may create delays in the introduction of our platform in some international markets or prevent our international users from accessing our platform.

We are subject to the Foreign Corrupt Practices Act and similar anti-corruption, anti-bribery and anti-money laundering laws, and noncompliance with such laws can subject us to criminal or civil liability.

We are subject to the Foreign Corrupt Practices Act, U.S. domestic bribery laws, the United Kingdom’s Bribery Act 2010 and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners and third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector in order to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. As we increase our international business, our risks under these laws may increase.

As we increase our international business, we may engage with business partners and third-party intermediaries to market our solutions and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our employees, agents, representatives, business partners or third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of our employees, agents, representatives, business partners or third-party intermediaries, even if we do not authorize such activities.

These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies, training and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management, as well as significant defense costs and other professional fees. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions against us, our officers or our employees, disgorgement of profits, suspension or debarment from contracting with the U.S. government or other persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our reputation could be harmed and our business, financial condition, results of operations and the price of our common stock could be adversely affected.

Changes in tax laws could subject us to additional tax liabilities.

Changes in tax laws or regulations in jurisdictions in which we operate, including changing laws in the U.S. and other countries, could negatively impact our effective tax rate and adversely affect our business, results of operations or financial condition. A change in statutory tax rate or certain international tax provisions in any jurisdiction would result in the revaluation of our deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. Any such change would result in an expense or benefit recorded to our consolidated statements of operations and comprehensive loss. We closely monitor these proposals as they arise in the jurisdictions where we operate. Changes to tax laws or regulations may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted. We conduct business and file tax returns in numerous jurisdictions and are subject to regular reviews, examinations and audits by many tax authorities around the world. These reviews, examinations and audits can cover periods for several years prior to the date the review, examination or audit is undertaken and could result in the imposition of material tax liabilities, including interest and penalties, if our positions are not accepted by the applicable tax authority. In connection with various government initiatives, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in other jurisdictions. We regularly assess the likely outcomes of our tax audits and disputes to determine the appropriateness of our tax reserves. However, any tax authority could take a position on tax treatment that is contrary to our expectations, which could result in tax liabilities, including interest and penalties, in excess of reserves.

Risks Related to Intellectual Property

Claims by others that we infringe, misappropriate or otherwise violate their intellectual property rights through the activities of our creators or users or the content on our platform could subject us to liability.

We have been and may in the future become subject to intellectual property disputes, and may become subject to liability, costs and awards of damages and injunctive relief as a result of these disputes. Our success depends, in part, on our ability to obtain and host content and develop our platform without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, there is no assurance that our content or platform will not be found to infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Lawsuits may be time-consuming and expensive to resolve, and they divert management’s time and attention. Additionally, there can be no assurance that favorable outcomes will be obtained in any such litigation or disputes. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. Companies in the internet, technology and content industries typically own large numbers of copyrights, patents, trademarks, domain names and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. As we expand in the global market and face increasing competition, the possibility of intellectual property rights and other claims against us grows. In addition, various “non-practicing entities,” and other intellectual property rights holders may attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements. Our intellectual property rights may not be able to withstand any third-party claims challenging them.

If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or cease access to our platform or cease business activities related to such intellectual property. Any failure to do so may subject us to civil or criminal liability in certain jurisdiction. In addition, we may need to settle litigation and disputes on terms that are unfavorable to us. We may be required to make substantial payments for legal fees, settlement fees, damages, royalties or other fees in connection with a claimant securing a judgment against us. For example, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. To the extent we hire personnel from competitors, we may be subject to allegations that such personnel have divulged proprietary or other confidential information to us. Further, we may be unaware of the intellectual property rights of others that may cover some or all of our technology. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition and results of operations. Any intellectual property claim asserted against us, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using or recall products that incorporate the intellectual property rights that we allegedly infringe, misappropriate or otherwise violate;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology or content; or

•	redesign or rebrand the allegedly infringing products to avoid infringement, misappropriation or other violation, which could be costly, time-consuming or impossible.

Our defenses to claims of infringement, misappropriation or other violations of third-party intellectual property rights are costly and may not be successful.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our platform, including the U.S. Digital Millennium Copyright Act (“DMCA”), the Communications Decency Act, or CDA, the fair-use doctrine in the U.S., and the Electronic Commerce Directive in the EU, but those protections may change or disappear over time, increasing our exposure to claims of copyright or other intellectual property infringement, misappropriation or other violation. If we should lose or fail to qualify for statutory or other legal protections that immunize us from monetary damages for intellectual property infringement, misappropriation or other violation, the damages could be significant and have a material impact on our business.

In the U.S., the DMCA is intended, in part, to limit the liability of eligible service providers for caching, hosting, or linking to user content that includes materials that infringe copyrights or other rights. We rely on the protections provided by the DMCA in conducting our business. Similarly, Section 230 of the Communications Decency Act (“Section 230”) protects online distribution platforms from actions taken under various laws that might otherwise impose liability on the platform provider for what content creators develop or the actions they take or inspire. However, the DMCA, Section 230 and similar statutes and doctrines that we may rely on in the future are subject to uncertain judicial interpretation, regulatory supplementation or modification and legislative amendments. Our current protections from liability for third-party content posted on our platform in the U.S. could decrease or change, potentially resulting in increased liability for third-party content posted on our platform.

The EU has enacted copyright laws such as the Directive on Copyright in the Digital Single Market (the “Copyright Directive”) that came into effect on June 6, 2019, that require us to use best efforts in accordance with the high industry standards of professional diligence to exclude infringing content from our platform that may be uploaded by our users. Although we have set up certain procedures to enable copyright owners to provide us with notice of alleged infringement, it may not be possible to remove or disable all potentially infringing content that may exist. Similarly, although we have set up screening processes to try to filter out or disable access to content that we have previously been informed is subject to claims of copyright or other intellectual property protection, we may not be able to successfully filter out or disable access to all potentially infringing content available on our platform.

Each of these frameworks and defenses is subject to uncertain or evolving judicial interpretation, regulatory supplementation or modification and legislative amendments. In addition, pending or recently adopted legislation in the U.S., EU and UK may impose additional obligations or liability on us associated with content uploaded by users to our platform. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply protections similar to those that are currently available in the U.S., the EU or the UK if a court were to disagree with our application of those rules or doctrines to our services, we could be required to expend significant resources to try to comply with the new rules or incur liability, and our business, revenue and financial results could be adversely impacted.

While we have implemented measures to limit our exposure to claims of intellectual property infringement, intellectual property owners may allege that we failed to take appropriate measures, to prevent infringing activities on our systems, that we turned a blind eye to infringement, or that we facilitated, induced or contributed to infringement. We could be subject to an adverse judgment in any litigation relating to claims of infringement if a lawsuit were filed against us or be forced to settle any claims for an as-yet undetermined amount. Depending on how such claims are resolved, the impact on us could be material. Our insurance may not be adequate to cover these types of claims or any liability that may be imposed on us. Additionally, the risk of an adverse determination in any litigation or proceeding or an actual adverse determination in any litigation or proceeding may result in harm to our reputation or in adverse publicity. The risk of an adverse result or the actual adverse result in litigation may also require us to seek licenses from third parties, which may or may not be available on commercially reasonable terms or at all, pay ongoing royalties or become subject to injunctions requiring us to remove content, limit access to our platform or take other steps to prevent infringement, each of which could prevent us from pursuing some or all of our business and result in our users deferring or limiting their use of our platform, which could adversely affect our financial condition and results of operations.

Even if third-party claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our reputation, business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. We expect that the occurrence of infringement claims is likely to grow as the market for our content and platform grows. Accordingly, our exposure to damages resulting from infringement claims could increase, and this could further exhaust our financial and management resources.

Failure to obtain, maintain, protect and enforce our proprietary and intellectual property rights could adversely affect our business.

Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our proprietary information, intellectual property and technology, including our content, proprietary software technology, trademarks, domain names, know-how, our brands and similar intellectual property. We rely on a combination of copyrights, trademarks, trade secret laws, patents, service marks, contractual restrictions and other intellectual property laws in the U.S. and certain other jurisdictions, as well as confidentiality procedures and invention assignment agreements, to establish and protect our proprietary rights. However, copyrights, patent, trademark and trade secret protection may not be available to us in every country in which our platform is available. Further, any copyrights, patents, trademarks or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated, declared generic or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings, or litigation. Our trademark applications and patents arising from any patent applications we may file in the future may not be granted and, even if we are successful in obtaining effective protection, it may be expensive to maintain these rights, including application and maintenance costs, and the time and cost required to defend our rights could be substantial. Additionally, the process of obtaining patent protection may be expensive and time-consuming, and we may be unable to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Moreover, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. We attempt to protect our intellectual property, technology and confidential information by requiring our employees and other third parties who develop intellectual property on our behalf to enter into confidentiality and invention assignment agreements and third parties we share information with to enter into nondisclosure and confidentiality agreements or to be bound by professional, fiduciary or other contractual obligations requiring the applicable third party to protect our trade secrets, proprietary know-how and other confidential information. However, we cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how or trade secrets, and such agreements may be insufficient or breached. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. Additionally, to the extent there are individuals not subject to invention assignment agreements, these individuals may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Failure to adequately protect, enforce and defend our rights in our proprietary and intellectual property rights could adversely affect our business.

The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. We utilize various means, including our proprietary technology Toon Radar, to prevent and monitor unauthorized use of our intellectual property. However, the steps we take to obtain, maintain, protect, defend and enforce our intellectual property rights may be inadequate. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our platform and technology. If third parties obtain patent protection with respect to such technologies, they may assert that our platform and technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our platform and technology. We may not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, unauthorized third parties could copy and distribute our content. In addition, enforcing and defending our intellectual property rights might entail significant expense and may not ultimately be successful. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights.

The value of our intellectual property could diminish if others assert rights in or ownership of our copyrights, trademarks and other intellectual property rights, or use trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, litigation or other actions may be necessary to protect or enforce our copyrights, trademarks and other intellectual property rights. As we expand our global activities, our exposure to unauthorized copying and use of our content will likely increase. Moreover, policing unauthorized use of our content, technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

We face risks associated with our “WEBTOON” trademark, trade name and service mark, which could adversely affect our business, including the value of our “WEBTOON” brand.

We face risks associated with our “WEBTOON” trademark, including the risk that the word “Webtoon” could become so commonly used that it becomes synonymous with the type of web-comics we display on our platform. In Korea, the “WEBTOON” wordmark has been declared generic and is not protectable as a registered trademark. In the U.S., although we have registered the “WEBTOON” wordmark and logo as trademarks in certain classes of goods and services in the U.S., we have not secured a wordmark registration in our key classes of goods and services. If we lose protection for the “WEBTOON” wordmark in the U.S., other parties could use the word “Webtoon” to refer to their own products, thus diminishing our “WEBTOON” brand. Further, if we lose protection for the “WEBTOON” wordmark, our competitors, such as KAKAO WEBTOON, may seek register trademarks or adopt service names similar to ours, or confusingly similar terms. If our efforts to oppose such registrations or use of names is unsuccessful, it could impede our ability to build brand identity and possibly lead to confusion in the marketplace. Over the long term, if we are unable to establish name recognition based on our trademarks, then we may not be able to compete effectively. Any claims or customer confusion related to our trademarks could damage our reputation and brands and substantially harm our business, financial condition and results of operation.

Our unregistered or future registered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential users or creators in our markets of interest. Third parties may assert that we are using trademarks or trade names that are confusingly similar to their marks. If any third party were able to establish that our trademarks or trade names were infringing their marks, that third party may be able to block our ability to use the infringing trademark or trade name and we may be required to re-brand one or more of our products offered under the infringing trademark or trade name, which may require substantial time and monetary expenditure. In addition, if a third party were to bring such a claim, we would be required to dedicate time and resources to fight the claim, which time and resources could otherwise be used toward the maintenance of our own intellectual property.

Our intellectual property strategy may prove to be inadequate to protect our intellectual property rights.

We may choose not to pursue registrations in every jurisdiction or at all depending on the nature of the project to which the intellectual property rights pertain. For example, we make business decisions about when to seek copyright registrations for particular content and in what jurisdictions to seek trademark registrations, and the approach we select may ultimately prove to be inadequate. For example, we have chosen not to register copyrights in all of the content on our platform. In order to bring a copyright infringement lawsuit in the U.S., the applicable copyright must be registered and if a copyright is not registered within three months of the publication of the underlying work, there are limitations on the damages that the copyright owner may be awarded for infringement. Accordingly, the remedies and damages available to us for unauthorized use of certain content on our platform may be limited.

We may not be able to protect our intellectual property rights throughout the world.

We may be required to protect our intellectual property rights in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every jurisdiction due to costs, complexities or other reasons. Filing, prosecuting, maintaining, defending and enforcing intellectual property rights in our platform and business in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. Competitors may use our technologies in jurisdictions where we have not obtained intellectual property rights to develop their own technologies and services and, further, may export otherwise infringing, misappropriating or violating technologies and services to territories where we have intellectual property protection, but enforcement is not as strong as that in the U.S. These technologies and services may compete with our technologies and services, and our intellectual property rights may not be effective or sufficient to prevent them from competing.

In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate. Many companies have encountered significant challenges in establishing and enforcing their proprietary rights outside of the U.S. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the U.S. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of intellectual property protection. This could make it difficult for us to stop the infringement, misappropriation or other violation of our intellectual property rights. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by U.S. courts and foreign countries may affect our ability to obtain adequate protection for our products, services and other technologies and the enforcement of intellectual property rights. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Digital piracy and the sale of counterfeit merchandise could adversely affect our business.

As the copying and distribution of content over the internet proliferates, the risk of piracy, grey market sales, illegal downloading, file-sharing or other infringement, misappropriation and other violation of our intellectual property is likely to continue to increase. We take various measures to prevent and monitor unauthorized use of our content, including developing proprietary technology to detect piracy and other technological measures. Despite our precautions, unauthorized third parties have copied and distributed our content and sold merchandise and products based on our content and may continue to do so in the future. If we fail to obtain appropriate relief through the judicial process or the complete enforcement of judicial decisions issued in our favor (or if judicial decisions are not in our favor) or if we fail to develop effective means of protecting and enforcing our intellectual property (whether copyrights or other intellectual property rights such as patents, trademarks and trade secrets), our results of operations, financial position, reputation and prospects may suffer. In addition, we supply a wide variety of merchandise based on our content to our users and counterfeit versions of these products may be offered by competitors. If a significant number of our users turn to counterfeit products for reasons such as lower prices, our revenue and growth could be adversely affected. In addition, the quality of counterfeit products cannot be guaranteed, and poor quality or defects in such products would affect our reputation, which may materially and adversely affect our business, financial condition and operating results.

Our intellectual property rights in content on our platform are limited by the terms of our agreements with content creators.

We enter into agreements with certain content creators who seek to monetize their content, which define our relationship with such creators and our rights to use and exploit the content they create. In accordance with the terms of such agreements, creators generally receive upfront fees and various revenue shares based on the creators’ content, and we generally receive a certain period of exclusivity. However, once our exclusivity period ends, creators may be able to license their rights to third parties, including our competitors, which could diminish our brands and adversely affect our financial condition and competitive position. In addition, we may need the cooperation of a creator, as co-owner, to enforce our intellectual property rights against third parties and such cooperation may not be provided to us. For copyrights in which we retain partial ownership, we cannot be certain that activities such as the maintenance and prosecution of such copyrights by our creators, as co-owners, have been or will be conducted consistent with our best interests or in compliance with applicable laws and regulations. Although we attempt to protect our intellectual property by entering into such agreements with certain creators, such agreements may be insufficient or breached.

Disputes also may arise between us and creators regarding intellectual property subject to a content creator agreement, including:

•	the scope of rights granted under the agreement and other interpretation-related issues;

•	our financial and other obligations under the agreement;

•	whether to accept opportunities to license or otherwise grant rights to the content to third parties;

•

our right to negotiate independently with a potential licensee, studio, financier, distributor, producer and/or other potential purchaser of intellectual property rights in the content in our role as a publisher and/or producer; and

•	the ownership of intellectual property resulting from the joint use of intellectual property by creators and us.

Any termination of or disputes over our agreements with creators could result in the loss of our ability to distribute certain content on our platform. Further, we have not entered into such agreements with each party who has developed content that we distribute on our platform. To the extent that we have not entered into such an agreement with a creator, we do not have rights in the intellectual property of the content distributed on our platform, including copyrights.

We use open-source software on our platform, which may pose particular intellectual property risks to, and could adversely affect, our business.

We have in the past and may in the future continue to use open-source software in our codebase and our platform. Some open-source software licenses require users who make available open-source software as part of their proprietary software to publicly disclose all or part of the source code to such proprietary software or make available any derivative works of such software free of charge, under open-source licensing terms. The terms of various open-source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our use of the open-source software. Enforcement activity for open-source licenses can also be unpredictable. Were it determined that our use was not in compliance with a particular license, we may be required to purchase a costly license, publicly release the affected portions of our proprietary source code, defend claims, pay damages for breach of contract or copyright infringement, grant licenses to our proprietary software, re-engineer our platform, discontinue certain services or product offerings in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action that may divert resources away from our product development efforts, any of which could negatively impact our business. Public release of our proprietary source code could allow our competitors to create similar technology with less development time and effort. Open-source compliance problems can also result in damage to reputation and challenges in recruitment or retention of engineering personnel. In addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties, indemnities or other contractual protections with respect to the software (for example, noninfringement or functionality). There is typically no support available for open-source software, and we cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Our use of open-source software may also present additional security risks because the source code for open-source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our apps or websites and systems that rely on open-source software. While we monitor our use of open-source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open-source agreement, such use could inadvertently occur, or could be alleged to have occurred, in part because open-source license terms are often ambiguous. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.

We may utilize artificial intelligence, which could expose us to liability or adversely affect our business.

From time to time, we may utilize artificial intelligence, machine learning, data analytics and similar tools that collect, aggregate and analyze data (collectively, “AI Tools”) in connection with our business. There are significant risks involved in utilizing AI Tools and no assurance can be provided that the usage of such AI Tools will enhance our business or assist our business in being more efficient or profitable. AI Tools may have errors or inadequacies that are not easily detectable. If AI Tools are incorrectly designed or the data used to train them is incomplete, inadequate or biased in some way, our use of AI Tools may inadvertently reduce our efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our business goals, do not comply with our policies or interfere with the performance of our platform, services, business and reputation. Additionally, our reliance on AI Tools could pose ethical concerns and lead to a lack of human oversight and control, which could have negative implications for our organization.

In addition, the use of AI Tools may enhance intellectual property, cybersecurity, operational and technological risks. Regulation of AI Tools is rapidly evolving worldwide as legislation and regulators are increasingly focusing on these powerful emerging technologies. The technologies underlying AI Tools and their use cases are subject to a variety of laws, including intellectual property, privacy, data protection and cybersecurity, consumer protection, competition and equal opportunity laws, and are expected to be subject to increased regulation in the near future. If we do not have sufficient rights to use the data or other material or content on which AI Tools rely, we may incur liability through the violation of such laws, third-party intellectual property, privacy or other rights, or contracts to which we are a party. See “Risk Factors—Risks Related to Intellectual Property—Failure to obtain, maintain, protect and enforce our proprietary and intellectual property rights could adversely affect our business.” Furthermore, the technologies underlying AI Tools are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational or technological risks related to the use of AI Tools. Moreover, AI Tools are the subject of evolving review by various governmental and regulatory agencies, including the SEC and the FTC, and changes in laws, rules, directives and regulations governing the use of AI Tools may adversely affect the ability of our business to use AI Tools. Further, we cannot guarantee that creators do not use artificial intelligence in connection with their creation of content distributed on our platform and such content may infringe, misappropriate or otherwise violate the rights of third parties.

Risks Related to Doing Business in Korea

There are special risks involved with investing in companies operating in Korea, including the possibility of restrictions being imposed by the Korean government in emergency circumstances, accounting and corporate disclosure standards that differ from those in other jurisdictions, and the risk of direct or vicarious criminal liability for executive officers of our Korean affiliates.

Our wholly-owned subsidiary, NAVER WEBTOON, is a Korean company, and NAVER WEBTOON and our other Korean subsidiaries, which represent a substantial portion of our total revenues, operate in a business and cultural environment that is different from that of other countries. For example, under the Foreign Exchange Transaction Act of Korea, if the Korean government determines that in certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Minister of Economy and Finance of Korea prior to entering into a capital markets transaction, repatriating interest, dividends or sales proceeds arising from Korean securities or from the disposition of such securities or other transactions involving foreign exchange. Although investors will hold shares of our common stock, our Korean affiliates may experience adverse risks, which and in turn could adversely affect our business, prospects, financial condition and results of operations and could lead to a decline in the value of our common stock.

In addition, under Korean law, there are circumstances in which certain executive officers of a company may be investigated or held criminally liable either directly or vicariously for the actions of the company and its executives and employees. For example, complaints alleging infringement, misappropriation or other violation of intellectual property rights, breaches of certain Korean laws (e.g., labor standards laws and fair-trade laws) and product-related claims may be investigated and prosecuted as criminal offenses with both the company and the company’s executive officers being named as defendants in such proceedings. These risks change over time.

As a result of these current and changing risks, our Korean subsidiaries’ executive officers have in the past been named, and may be named in the future, in criminal investigations or proceedings stemming from our operations. If our Korean affiliates’ executive officers were to be named in such criminal proceedings or held either directly or vicariously criminally liable for the actions of the company and its executives and employees, our business, financial condition and results of operations could be adversely affected.

NAVER WEBTOON’s transactions with its subsidiaries and affiliates may be restricted under Korean fair trade regulations.

NAVER WEBTOON enters into business relationships and transactions with its subsidiaries and affiliates, which are subject to scrutiny by the Korean Fair Trade Commission (“KFTC”) as to, among other things, whether such relationships and transactions constitute undue financial support among companies in the same business group. If, in the future, the KFTC determines that NAVER WEBTOON has engaged in transactions that violate the fair trade laws and regulations, it may be subject to an administrative and criminal fine, surcharge or other actions, which could adversely affect our business, financial condition and results of operations.

NAVER WEBTOON is subject to certain requirements and restrictions under Korean law that may, in certain circumstances, require it to act in a manner that may create conflicts of interest or the appearance of conflicts of interest with WEBTOON, as its parent, or our stockholders.

Under applicable Korean law, directors of a Korean company, such as NAVER WEBTOON, owe a fiduciary duty to the company as a whole rather than a certain group of stakeholders such as its shareholders. As a result, if circumstances arise in which the interests of NAVER WEBTOON may or appear to conflict with the interests of WEBTOON, as its parent, or our stockholders, NAVER WEBTOON may not be permitted under applicable Korean law to act in a manner that is in the best interest of WEBTOON, as its parent, or our stockholders. For example, providing guarantees or collateral by NAVER WEBTOON in favor of WEBTOON, as its parent without a justifiable cause and on other than an arm’s length terms could be deemed a breach of a fiduciary duty by the directors of NAVER WEBTOON. Since a material portion of our operations are conducted by our Korean subsidiary, NAVER WEBTOON, any such occurrence with respect to NAVER WEBTOON or other Korean subsidiaries could adversely affect our business, financial condition and results of operations.

NAVER WEBTOON’s transactions with related parties are subject to close scrutiny by the Korean tax authorities, which may result in adverse tax consequences.

Under Korean tax law, there is an inherent risk that any of NAVER WEBTOON’s transactions with the Company as a parent company, any of its other affiliates or any other person or company that is related to

NAVER WEBTOON may be challenged by the Korean tax authorities if such transaction is viewed as having been made on terms that were not on an arm’s-length basis. If the Korean tax authorities determine that such transaction was not made on arm’s-length terms, NAVER WEBTOON may not be permitted to deduct as expenses, or may be required to include as taxable income, any amount which is found to be undue financial support between related parties in such transaction, which may have adverse tax consequences for NAVER WEBTOON and, in turn, may adversely affect our business, financial condition and results of operations.

As NAVER WEBTOON and many of our affiliates are incorporated in Korea, it may be more difficult to enforce any judgments against such Korean subsidiaries or affiliates obtained in courts outside Korea.

Many of our subsidiaries and affiliates, including NAVER WEBTOON, are incorporated in Korea and most of their directors and executive officers reside in Korea. As a result, a substantial majority of their assets are located in Korea. As a result, it may be practically difficult for us or our stockholders to effect service of process in the U.S. upon NAVER WEBTOON or other Korean affiliates or any of their directors and executive officers or to enforce against those companies or their directors or executive officers any judgment obtained in a court in the U.S. which is predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Korea.

Risks Related to This Offering and Ownership of our Common Stock

NAVER controls a significant percentage of our voting power and may have interests that conflict with the interests of other stockholders.

Upon completion of this offering, NAVER will beneficially own approximately  % of the total voting power of our outstanding shares of common stock (or   % if the underwriters exercise in full their option to purchase additional shares of our common stock to cover over-allotments). As long as NAVER beneficially owns a majority of the total voting power of our outstanding shares of common stock, investors in this offering will not be able to affect the outcome of any matter submitted to our stockholders for approval and NAVER will generally be able to control, whether directly or indirectly through its ability to elect and remove directors, and subject to applicable law, all matters affecting us without the approval of other stockholders, including:

•	determinations with respect to our business direction and policies, including the election and removal of directors and the appointment and removal of officers;

•	determinations with respect to corporate transactions, such as mergers, business combinations or dispositions of assets;

•	our financing and dividend policies;

•	our compensation and benefit programs and other human resources policy decisions;

•	determinations with respect to tax matters; and

•	changes to any other agreements that may adversely affect us.

If NAVER does not dispose of its remaining equity interest in our company, or if NAVER purchases shares of our common stock in the open market following the completion of this offering, it could remain our controlling stockholder for an extended period of time or indefinitely. Even if NAVER were to beneficially own less than a majority of the total voting power of our outstanding shares of common stock, NAVER may be able to influence the outcome of corporate actions requiring stockholder approval for as long as it owns a significant portion of our common stock. NAVER’s interests may not be the same as, or may conflict with, the interests of our other stockholders. Actions that NAVER takes with respect to us, as a controlling or significant stockholder, may not be favorable to us or our other stockholders.

Following the completion of this offering, we will be a “controlled company” and, as a result, will qualify for exemptions from certain corporate governance requirements.

Upon completion of this offering, NAVER will beneficially own approximately  % of the total voting power of our outstanding shares of common stock (or   % if the underwriters exercise in full their option to purchase additional shares of our common stock to cover over-allotments). As a result, we will be a “controlled company” and, therefore, will qualify for exemptions from certain corporate governance requirements, including:

•	the requirement that the Board be composed of a majority of independent directors;

•

the requirement that the Nominating and Corporate Governance Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or, if no such committee exists, that our director nominees be selected or recommended by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate;

•	the requirement that the Compensation Committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the Nominating and Governance Committee and the Compensation Committee.

Upon completion of this offering, we intend to utilize these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the stock exchange corporate governance requirements.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are treated as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not required to, among other things, comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, provide certain disclosures regarding executive compensation, holding stockholder advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We ceased to be an emerging growth company as of the end of fiscal year 2023 because our annual gross revenues exceeded $1.235 billion for that fiscal year. However, we will continue to be treated as an emerging growth company for disclosure purposes in this prospectus until the earlier of the completion of our initial public offering or the end of the one-year period beginning on December 31, 2023.

We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act. Our election to use the phase-in periods permitted by this election may make it difficult to compare our consolidated financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our common stock price may be more volatile. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We cannot be certain that an active trading market for our common stock will develop or be sustained following the completion of this offering.

Prior to the completion of this offering, there has been no public market for our common stock. We cannot assure you that an active trading market for shares of our common stock will develop or be sustained following the completion of this offering. If an active and liquid trading market does not develop, you may have difficulty selling or may not be able to sell any of your shares of our common stock at an attractive price or at all. An inactive trading market could also impair our ability to raise capital by selling shares of our common stock, our ability to attract and motivate our employees through equity incentive awards and our ability to acquire businesses, brands, assets or technologies by using shares of our common stock as consideration. Furthermore, the liquidity of the market for shares of our common stock may be constrained for as long as NAVER continues to own a significant portion of our common stock.

The stock price of our common stock may fluctuate significantly.

We cannot predict the prices at which shares of our common stock may trade after this offering. The price for shares of our common stock in this offering was determined by negotiations among us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following the completion of this offering. Consequently, you may not be able to sell your shares of our common stock at or above the initial public offering price at the time that you would like to sell.

The market price of shares of our common stock may be highly volatile and fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

•	changes in laws or regulations applicable to our industry or offerings;

•	speculation about our business in the press or the investment community;

•	price and volume fluctuations in the overall stock market;

•	volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

•	share price and volume fluctuations attributable to inconsistent trading levels of our shares;

•

our ability to protect our intellectual property and other proprietary rights and to operate our business without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of others;

•	sales of our common stock by us or our significant stockholders, officers and directors;

•	the expiration of contractual lock-up agreements;

•	the development and sustainability of an active trading market for our common stock;

•	success of competitive products or services;

•

the public’s response to press releases or other public announcements by us or others, including our filings with the SEC, announcements relating to litigation or significant changes to our key personnel;

•	the effectiveness of our internal controls over financial reporting;

•	changes in our capital structure, such as future issuances of debt or equity securities;

•	our entry into new markets;

•	tax developments in the U.S., Europe or other markets;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in accounting principles;

•	litigation or governmental investigations initiated against us;

•	reputational issues, including reputations issues involving our competitors and their products, NAVER and our third-party partners;

•	overall market fluctuations and domestic and worldwide economic and political conditions, including related to geopolitical issues or the COVID-19 pandemic; and

•	other factors described in this “Risk Factors” section and elsewhere in this prospectus.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock. If any of the forgoing events occur, it could cause our stock price to fall and may expose us to lawsuits, including securities class action litigation, that, even if unsuccessful, could result in substantial costs and divert our management’s attention and resources. You should consider an investment in shares of our common stock to be risky, and you should invest in shares of our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment.

We have identified certain material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we experience additional material weaknesses or otherwise are unable to implement and maintain effective internal control over financial reporting in the future, investors could lose confidence in the accuracy and completeness of our financial reports and the market price of shares of our common stock could be adversely affected.

Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and, beginning the first full fiscal year after the completion of this offering, provide an annual management report on the effectiveness of internal control over financial reporting, to which our independent registered public accounting firm will need to attest in accordance with guidelines set forth by the Public Company Accounting Oversight Board (“PCAOB”) after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. We may in the future identify material weaknesses when evaluating our internal control over financial reporting that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

As part of our readiness efforts for future compliance with Section 404 of the Sarbanes-Oxley Act we have identified certain material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses are as follows:

•

The Company did not design and maintain an effective control environment commensurate with its financial reporting requirements. Specifically, the Company lacked a sufficient complement of resources with an appropriate level of accounting knowledge, experience and training to appropriately analyze, record and disclose accounting matters timely and accurately. This material weakness contributed to the following additional material weaknesses:

•

The Company did not design and maintain effective controls related to the period-end financial reporting process, including designing and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures. Additionally, the Company did not design and maintain controls over the preparation and review of account reconciliations.

•	The Company did not design and maintain effective controls over information technology (“IT”) general controls for information systems that are relevant to the preparation of its financial statements at certain locations. Specifically, the Company did not design and maintain (i) program change management controls for financial systems to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately; (ii) user access controls to ensure appropriate segregation of duties and that adequately restrict user access to financial applications, databases and operating systems to appropriate company personnel; and (iii) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

•	The Company did not design and maintain effective controls related to segregation of duties at certain locations.

These material weaknesses resulted in material audit adjustments to the consolidated financial statements as of and for the years ended December 31, 2023 and December 31, 2022. Additionally, these material weaknesses could result in a misstatement of substantially all of the Company’s accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

In addition to the material weaknesses discussed above, we also identified a certain material weakness in the design and maintenance of controls to validate reliability of information from a third-party service provider used in the recording of revenue and revenue-related transactions at the parent and two subsidiaries. In response to this material weakness, we implemented and operated manual controls to validate information supplied by the third-party service provider. As a result of such efforts, we believe the material weakness has been remediated as of December 31, 2023. Our completion of the remediation of this material weakness does not provide assurance that the remediation or other controls will continue to operate effectively in the future.

Our remediation efforts of the outstanding material weaknesses are ongoing. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the internal control deficiencies that led to our material weaknesses, that the material weaknesses will be remediated on a timely basis, or that additional material weaknesses will not be identified in the future. If the steps we take do not remediate the outstanding material weaknesses in a timely manner, there could continue to be a possibility that these control deficiencies or others could result in a material misstatement of our annual or interim consolidated financial statements. Further, our current internal control over financial reporting and any additional internal control over financial reporting that we develop may become inadequate because of changes in conditions in our business. Additionally, weaknesses in our disclosure controls and procedures and internal control over financial reporting may be discovered in the future.

The process of designing and implementing internal control over financial reporting required to comply with the disclosure and attestation requirements of Section 404 of the Sarbanes-Oxley Act will be time consuming and costly. If during the evaluation and testing process we identify additional material weaknesses in our internal control over financial reporting or determine that these existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected, and we could become subject to litigation or investigations by the stock exchange on which our common stock is listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

The obligations associated with being a standalone public company will require significant resources and management attention.

Following the effectiveness of the registration statement of which this prospectus is a part, we will be directly subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations of the SEC and the applicable stock exchange. As a standalone public company, we will be required to:

•	prepare and distribute periodic reports, proxy statements and other stockholder communications in compliance with the federal securities laws and rules;

•	have our own board of directors and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;

•	maintain an internal audit function;

•	institute our own financial reporting and disclosure compliance functions;

•	establish an investor relations function; and

•	establish internal policies, including those relating to trading in our securities and disclosure controls and procedures.

These reporting and other obligations will place significant demands on our management, diverting their time and attention from sales-generating activities to compliance activities, and require increased administrative and operational costs and expenses that we did not incur as a private company, which could adversely affect our business, financial condition or results of operations.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $    per share because the initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution would result because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. In addition, you may also experience additional dilution upon future equity issuances, the exercise of stock options to purchase common stock granted to our employees and directors under our stock option and equity incentive plans or the exercise of warrants to purchase common stock. See “Dilution.”

We are a holding company and our only material assets are our equity interests in our subsidiaries. As a consequence, we depend on the ability of our subsidiaries to pay dividends and make other payments and distributions to us in order to meet our obligations.

We are a holding company with limited direct business operations. Our subsidiaries own substantially all of our assets and conduct substantially all of our operations. As a consequence, we depend on, among other things, dividends from our subsidiaries and permitted payments to us under arrangements with our subsidiaries to meet our obligations. These obligations include operating expenses and interest and principal on current and any future borrowings. Our subsidiaries, including certain subsidiaries organized outside the U.S., may not be able to, or may not be permitted under the applicable laws of the jurisdiction of their organization to, pay dividends or make distributions or loans to enable us to meet our obligations. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries. If the cash we receive from our subsidiaries pursuant to dividends and other arrangements is insufficient to fund any of our obligations, or if a subsidiary is unable to pay future dividends or distributions to us to meet our obligations, we may be required to raise cash through, among other things, the incurrence of debt (including convertible or exchangeable debt), the sale of assets or the issuance of equity. Our liquidity and capital position are highly dependent on the performance of our subsidiaries and their ability to pay future dividends and distributions to us as anticipated. The evaluation of future dividend sources and our overall liquidity plans are subject to a variety of factors, including current and future market conditions, which are subject to change.

We do not intend to pay any cash distributions or dividends on our common stock in the foreseeable future.

We currently intend to retain any future earnings and do not expect to pay any cash distributions or dividends in the foreseeable future. Any future determination to declare cash distributions or dividends will be made at the discretion of our board of directors, subject to applicable laws and provisions of our organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock. See “Dividend Policy.”

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales may occur, could depress the market price of our common stock. Our executive officers and directors and certain of our equity holders have agreed with the underwriters not to offer, sell, dispose of or hedge any shares of our common stock or any options or warrants to purchase any shares of our common stock, or securities convertible into, exchangeable for, or that represent the right to receive, shares of our common stock, subject to specified limited exceptions described elsewhere in this prospectus, during the period ending 180 days after the date of the final prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. Our Amended Charter will authorize us to issue up to   of our authorized shares of common stock, of which shares     of common stock will be outstanding. All shares of our common stock will be subject to the lock-up agreements or market stand-off provisions described under “Shares Eligible for Future Sale.” Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the Securities Act. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. See “Underwriting.”

Upon the completion of this offering, the holders of an aggregate of   shares of our common stock, based on shares of common stock outstanding as of the date of effectiveness of this registration statement, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under the 2024 Plan. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering. Sales of our common stock pursuant to these registration rights or this registration statement may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

The price of our common stock could decline if securities analysts do not publish research or if securities analysts or other third parties publish inaccurate or unfavorable research about us.

The trading of our common stock is likely to be influenced by the reports and research that industry or securities analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities or industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our common stock would be negatively affected. If we obtain securities or industry analyst coverage but one or more analysts downgrade our common stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more securities or industry analysts cease to cover the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets which, in turn, could cause our stock price or trading volume to decline.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Our Amended Charter, Amended Bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Among other things, our Amended Charter or Amended Bylaws will include the following provisions:

•	authorizing “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

•	providing for a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	limiting the ability of stockholders to call a special stockholder meeting;

•	prohibiting stockholders from acting by written consent at any time when NAVER beneficially owns, in the aggregate, less than 35% in voting power of our common stock;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

•

at any time when NAVER owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors, the removal of directors other than NAVER Group Directors and LY Group Directors (as each of these terms is defined in our Amended Charter) only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of common stock of the Company entitled to vote thereon;

•	providing that our board of directors is expressly authorized to amend, alter, rescind or repeal our Amended Bylaws; and

•

at any time when NAVER beneficially owns, in the aggregate, less than 50% in our voting power entitled to vote generally in the election of directors (the “Trigger Event”), requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of common stock to amend provisions of our Amended Charter relating to the management of our business, our board of directors, stockholder action by written consent, calling special meetings of stockholders, competition and corporate opportunities, Section 203 of the Delaware General Corporation Law (the “DGCL”), forum selection and the liability of our directors, or to amend, alter, rescind or repeal our Amended Bylaws.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. We have opted out of Section 203 of the DGCL. However, our Amended Charter will contain similar provisions providing that, subject to certain exceptions, we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless (i) prior to the time such stockholder became an interested stockholder, the board approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares, or (iii) following board approval, the business combination receives the approval of the holders of at least 66 2/3% of our outstanding voting stock not held by such interested stockholder at an annual or special meeting of stockholders. Our Amended Charter will provide that NAVER or LY Corporation or any of their current or future affiliates, any direct or indirect transferees of NAVER or any of their current or future affiliates, or any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Any provision of our Amended Charter, Amended Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Amended Charter and Our Amended Bylaws.”

Our Amended Charter will designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended Charter will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a duty (including any fiduciary duty) by, or other wrongdoing by, any of our current or former director, officer, employee, agent or stockholder to us or to our stockholders, (3) any action asserting a claim against us or any of our current or former director, officer, employee, agent, or stockholder arising out of or relating to any provision of the DGCL, our Amended Charter or our Amended Bylaws (as either may be amended and/or restated from time to time), (4) any action to interpret, apply, enforce or determine the validity of our Amended Charter or our Amended Bylaws, (5) any action asserting a claim against us or any of our current or former director, officer, employee, agent or stockholder governed by the internal affairs doctrine or (6) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL shall be the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom (the “Delaware Forum Provision”). Notwithstanding the foregoing, our Amended Charter will provide that the Delaware Forum Provision will not apply to any action or proceeding asserting a claim under the Securities Act of 1933, as amended (the “Securities Act”). Further, our Amended Charter will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our director, officer, employee or agent (the “Federal Forum Provision”).

The Delaware Forum Provision and the Federal Forum Provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the Delaware Forum Provision or the Federal Forum Provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations. Any person or entity purchasing or otherwise acquiring any interest in our shares of capital stock shall be deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which do not relate strictly to historical or current facts and which reflect management’s assumptions, views, plans objectives and projections about the future. Forward-looking statements may be identified by the use of words such as “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding:

•	expected operating results, such as revenue growth and earnings;

•	economic and industry trends;

•	the demand for our platform in general;

•	our ability to continue to attract and empower creators to create engaging content;

•	our ability to grow and retain our user base and strengthen our brand;

•	our ability to increase engagement with users and strengthen our community;

•	our ability to attract and retain senior management team or key personnel;

•	our ability to continue to innovate and expand our advertising business;

•	our ability to increase paying ratio and strengthen our monetization capability;

•	our ability to increase revenues from our intellectual property operations;

•	our beliefs about and objectives for future operation;

•	future acquisitions or investments;

•	our ability to continue to grow across our current markets and expand into new markets;

•	our ability to continue to innovate and enhance our offerings;

•	the functionality and economics of our platform on mobile operating systems;

•	our ability to maintain the security and availability of our platform;

•	our ability to obtain, maintain, protect and enhance our intellectual property;

•	the increased expenses associated with being a public company;

•	our business model and expectations and management of future growth, including expansion in international markets and expenditures associated with such growth; and

•	our ability to compete with existing and new competitors in existing and new markets.

Because forward-looking statements are based on current beliefs, expectations and assumptions regarding future events, they are subject to risks, uncertainties and changes that are difficult to predict and many of which are outside of our control. You should realize that if underlying assumptions prove inaccurate, or known or unknown risks or uncertainties materialize, our actual results and financial condition could vary materially from expectations and projections expressed or implied in our forward-looking statements. Risks and uncertainties include:

•	we have experienced rapid growth in recent periods, and our historical growth rates may not be indicative of our future performance;

•	our growth depends on our ability to attract and empower creators and our ability to properly support and incentivize our creators to create compelling, engaging and interactive content;

•

our growth depends on our ability to retain, attract and engage with our users, and our ability to anticipate, understand and respond appropriately to market trends and rapidly changing user preferences in a timely manner;

•

if we fail to retain or increase our paying users or if we fail to maintain or continue to increase our paying ratio, our business, financial condition or results of operations could be adversely affected;

•	we operate in highly competitive markets, and we face significant competition to attract and empower our creators and users;

•	maintaining and enhancing the market recognition and reputation of our brands is a critical component of our relationship with creators, users and other third parties;

•	our growth depends on our ability to innovate and expand our advertising business and to develop effective advertising products;

•	we intend to continue to diversify our monetization strategy and increase revenues from IP Adaptations, which may not be successful;

•	we intend to continue to expand our presence in existing and into new geographic markets and execute upon our growth initiatives, and our international expansion efforts may not be successful;

•	we face a variety of risks associated with conducting business around the world, and these risks will increase as we continue to expand our presence into new geographic markets;

•	our future growth depends on our ability to continue innovating our platform to offer attractive features and safe and civil experiences for our creators and users;

•

we depend on effectively operating with mobile operating systems, hardware, technologies, products, standards and networks that we do not control, and changes to any of these or our platform could adversely affect our user retention, growth, engagement and monetization;

•	we have a history of net losses, and we anticipate increasing expenses in the future, and we may not achieve or maintain profitability;

•	if we fail to control our content-related costs, the expenses we incur may exceed the increase in revenues;

•

the future success of our business relies heavily on our sales and marketing efforts, and if we fail to maintain sales and marketing efficiency, the marketing expenses we incur as we grow may exceed the increase in revenues;

•	we are, and could become, subject to significant legal proceedings and regulatory investigations that may result in significant expenses, fines and reputational damage;

•	the success of our growth strategy depends on our ability to provide a safe online environment for children;

•

we are subject to complex and evolving federal, state and international laws, regulations, rules, standards and contractual obligations regarding privacy, data protection and cybersecurity, which could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could adversely affect our business;

•

claims by others that we infringe, misappropriate or otherwise violate their intellectual property rights through the activities of our creators or users or the content on our platform could subject us to liability;

•	our defenses to claims of infringement, misappropriation or other violations of third-party intellectual property rights are costly and may not be successful;

•	failure to obtain, maintain, protect and enforce our proprietary and intellectual property rights could adversely affect our business;

•

there are special risks involved with investing in companies operating in Korea, including the possibility of restrictions being imposed by the Korean government in emergency circumstances, accounting and corporate disclosure standards that differ from those in other jurisdictions, and the risk of direct or vicarious criminal liability for executive officers of our Korean affiliates;

•	NAVER WEBTOON’s transactions with its subsidiaries and affiliates may be restricted under Korean fair trade regulations;

•	NAVER controls a significant percentage of our voting power and may have interests that conflict with the interests of other stockholders;

•	following the completion of this offering, we will be a “controlled company” and, as a result, will qualify for exemptions from certain corporate governance requirements; and

•	taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

You should also carefully read the risk factors described in the section of this prospectus entitled “Risk Factors” for a description of the material risks that could, among other things, cause our actual results to differ materially from those expressed or implied in our forward-looking statements. You should understand that it is not possible to predict or identify all such factors and you should not consider the risks described above to be a complete statement of all potential risks and uncertainties. We do not undertake to publicly update any forward-looking statement that may be made from time to time, whether as a result of new information or future events or developments, except as required by law.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $   (or $   if the underwriters exercise in full their option to purchase additional shares of common stock to cover over-allotments) based on the assumed initial public offering price of $   per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. For more information, see “Underwriting.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $   per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $   , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. Similarly, each increase (decrease) of    shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $   , assuming that the assumed initial public offering price per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The principal purpose of this offering is to increase our capitalization and financial flexibility and create a public market for our common stock. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock, and we currently do not anticipate paying any cash distributions or dividends after this offering and for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our future debt instruments, our future earnings, capital requirements, financial condition, prospects and applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits.

As a holding company, our ability to pay cash distributions or dividends depends on our receipt of cash distributions or dividends from our operating subsidiaries. Our ability to pay cash distributions or dividends may be restricted as a result of restrictions on operating subsidiaries’ ability to pay cash distributions or dividends to us, including, but not limited to, as a result of local law restrictions or regulations or under agreement governing future indebtedness.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2024.

•	on an actual basis; and

•

on an as adjusted basis to reflect the filing and effectiveness of our Amended Charter, the Stock Split, the sale and issuance by us of    shares of our common stock in this offering at an assumed initial public offering price of $    per share (which is the midpoint of the range set forth on the cover of this prospectus), and the application of net proceeds from this offering as described under “Use of Proceeds,” as if this offering and the application of the net proceeds of this offering had occurred on March 31, 2024.

You should read this table together with the sections of this prospectus captioned “Summary Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2024
(in thousands of USD, except share and per share data)	Actual	As Adjusted(1)
Cash and cash equivalents	$218,670	$

Stockholders’ equity(2) (3)
Common stock, $0.01 par value per share; 5,000,000 shares authorized, 3,650,172 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding, as adjusted	36		—
Common stock, $0.0001 par value per share; no shares authorized, no shares issued and outstanding, actual; 2,000,000,000 shares authorized, shares issued and outstanding, as adjusted	—
Preferred stock, $0.0001 par value per share; no shares authorized, no shares issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, as adjusted	—
Additional paid-in capital	1,668,342
Accumulated other comprehensive loss	(83,522)
Accumulated deficit	(357,100)

Total stockholders’ equity attributable to WEBTOON Entertainment Inc.	$1,227,756	$
Non-controlling interests in consolidated subsidiaries	$53,461

Total equity	$1,281,217

Total capitalization	$1,281,217	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $    , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. Similarly, each increase (decrease) of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $ , assuming that the assumed initial public offering price per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.
(2)

The actual number of shares of common stock does not give effect to the Stock Split to be effected after the effectiveness of the registration statement of which this prospectus forms a part and before the completion of this offering.

(3)

Prior to the filing and effectiveness of our Amended Charter, our authorized capital stock will consist of 5,000,000 shares of common stock, par value $0.01 per share. Upon the filing and effectiveness of our Amended Charter, our authorized capital stock will consist of 2,000,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share.

The as adjusted number of shares of common stock to be outstanding following this offering excludes     % of shares of common stock outstanding at the closing of this offering (on a fully diluted basis) that are reserved for future grants or for sale under the 2024 Plan.

DILUTION

Investors purchasing our common stock in this offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their shares of common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after the offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of shares of outstanding common stock. After giving effect to (1) the filing and effectiveness of our Amended Charter immediately prior to the consummation of this offering, (2) the Stock Split and (3) the sale of shares of common stock in this offering by the Company at an assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value as of March 31, 2024, would have been approximately $    million, or $     per share of common stock. This represents an immediate decrease in pro forma as adjusted net tangible book value of $    per share to our existing stockholders and an immediate dilution of $    per share to new investors purchasing common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors.

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2024	$
Pro forma decrease in net tangible book value per share as of March 31, 2024	$

Pro forma net tangible book value per share as of March 31, 2024	$
Increase in net tangible book value per share attributable to investors participating in this offering	$

Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering	$
Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $    per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $    per share, and increase (decrease) the dilution in the pro forma as adjusted net tangible book value per share to new investors by approximately $    per share, in each case, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering. Each increase (decrease) of    shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $    per share and increase (decrease) the dilution to investors participating in this offering by approximately $    per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

If the underwriters exercise in full their option to purchase additional shares of common stock to cover over-allotments, our pro forma as adjusted net tangible book value per share after this offering would be $    , and the dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares of common stock in this offering would be $    .

The following table summarizes, on an adjusted pro forma basis as of March 31, 2024, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors acquiring our common stock in this offering at the assumed initial public offering price of $    per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholder paid.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing stockholder			%	$		%	$
New investors			%	$		%	$

Total			%	$		%	$

If the underwriters exercise in full their option to purchase additional shares of common stock to cover over-allotments, the percentage of shares of common stock held by existing stockholders will decrease to approximately     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to    , or approximately    % of the total number of shares of our common stock outstanding after this offering.

To the extent that options are issued under our compensatory stock plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operation should be read in conjunction with the sections of this prospectus captioned “Summary Consolidated Financial and Other Data” and “Business” and our audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this prospectus captioned “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

WEBTOON is a global storytelling platform where a vibrant community of creators and users discover, create, and share new content. WEBTOON empowers its community by enabling creators to participate economically in their own creations and by offering consumers an endless library of content. Our community connects 24 million creators with approximately 170 million monthly active users and 8 million monthly paying users in over 150 countries around the world.11

Content on our platform tells stories, across formats. On our platform, creators tell long-form stories through serialized narratives in the form of short-form, bite-sized episodes, creating a habitual behavior with an engaged user base. These stories are primarily told in two ways—web-comics, a graphical comic-like medium, and web-novels, which are text-based stories. The web-comic medium tells stories using a continuous vertical-scroll format that is easily read on mobile devices. We are able to extend the reach, impact and monetization of our content by adapting it into other media formats such as film, streaming series, games, merchandise and print books. Over the past decade, we have adapted over 900 titles, including over 100 streaming series and films, more than 200 books, over 70 games and over 11 million consumer product units as of March 31, 2024.

Creators power our content engine by authoring immersive visual stories, developing imaginative new characters and inspiring fandoms. Our creator base ranges from the individual enthusiast with a love of storytelling to the professional author building a brand and an enterprise on our platform. WEBTOON provides creators with an opportunity to monetize their creativity through various means, including Paid Content, advertising and IP Adaptations. Cumulatively, we have paid out over $2.8 billion to creators between 2017 and 2023.

Users come to our platform to discover and consume engaging and immersive content. Our creators tell stories that are relatable to global audiences, attracting users across age groups, geographies and genders. Furthermore, our primary user base is Gen Z and millennials. WEBTOON helps fans discover engaging content across genres, with fresh, weekly releases.

Community reinforces the benefits to creators and users on our platform. We help users and creators build relationships and engage with one another over content. As users, or “fans,” often develop a personal connection to the titles on our platform, they relish the direct engagement with creators through both our comments section at the end of each episode and the “Creator Profile” section, where creators can post messages and users can respond directly. Fans also appreciate the ability to potentially influence how stories unfold and how their favorite characters evolve, as creators may choose to incorporate fans’ feedback. This enables a positive feedback loop for content creation and user engagement. This community engagement powers a flywheel of user engagement and creator readership, which in turn drives WEBTOON’s success.

[11]	The number of creators is as of December 31, 2023. The number of monthly active users and countries are as of the quarter ended March 31, 2024 and as of March 31, 2024, respectively.

Our platform continuously empowers and incentivizes creators to drive creation of unique long-form stories. These stories are enjoyed on our platform by a growing base of loyal fans and importantly, enable us to expand the audience base off-platform over time. This continuous cycle results in successful and durable franchises within our ever-growing content library, empowering us with a multitude of monetization opportunities through IP Adaptations.

Our Story So Far

WEBTOON today combines global scale and growth. For the year ended December 31, 2023 and December 31, 2022, respectively:

•	we generated total revenue of $1,282.7 million and $1,079.4 million;

•	we generated net loss of $144.8 million and $132.5 million, representing a net loss margin of (11.3)% and (12.3)%;

•	we generated EBITDA of $(94.3) million and $(82.6) million; and

•	we generated Adjusted EBITDA of $11.7 million and $(78.2) million, representing an Adjusted EBITDA Margin of 0.9% and (7.2)%.

How We Generate Revenue

We generate revenue from three distinct revenue streams: Paid Content, advertising and IP Adaptations.

Revenue Breakdown by Business for the Year Ended December 31, 2022 and 2023

($ Million, % Contribution)

Paid Content

We generate Paid Content revenue from purchases by users of content on our platform. Content is purchased by users with Coins which can be exchanged for access to content that is behind a paywall.

Users consume our content in episodes, or short-form units into which long-form stories are serialized, similar to chapters of a book. While the majority of content on our platform is free to read, those episodes that are behind a paywall are only accessible through purchase of a Fast Pass or Daily Pass. A Fast Pass provides users with early access to episodes that have not yet been (but ultimately will be) released from behind a paywall. A Daily Pass provides users with access to episodes of completed or non-active titles, defined as titles with no planned releases of future episodes. Depending on the geographic market, a Fast Pass typically costs 15 to 70 cents per episode, while a Daily Pass costs 30 to 40 cents per episode.

Users may also receive free Coins during in-app promotional events and up to a certain number of free Daily Passes a day. Such free Coins and Daily Passes are not included in Paid Content revenue.

Paid Content revenue also includes the sale of physical books from other publishers, which accounted for less than 1% of revenue in 2023.

In 2023, we generated $1,029.0 million of Paid Content revenue, as compared to revenue of $851.9 million for 2022, representing an increase of 20.8% compared to the prior year period. In 2023, Paid Content revenue comprised approximately 80.2% of our total revenue.

Advertising

We sell five types of advertising products: (1) display ads, (2) achievement-based ads, (3) pre-roll ads, (4) engagement products, and (5) creator content.

Display ads are placed within episodes, also known as in-stream, or in other general locations, regardless of whether the user is viewing the content for free or paying for access. Users can choose to watch a non-skippable pre-roll ad to unlock a paid episode for free. Both display and pre-roll ads are delivered on a cost per thousand impressions (“CPM”) basis. Achievement-based ads are ads where users are rewarded with Coins upon completion of specific tasks. Achievement-based ads are delivered on a cost per action (“CPA”) basis. Additionally, engagement products are partnerships to produce interactive writing contests on the platform, inspired by a brand’s messaging. Creator content includes partnerships with creators to produce branded content to promote a brand or product.

Advertising not only results in direct monetization, but can also serve as a tool to convert non-paying users into paying users. For example, our achievement-based ads tend to introduce users to the utility of Coins, which may ultimately drive higher paying ratio.

In 2023, we generated $145.5 million of advertising revenue, as compared to revenue of $145.1 million for 2022, representing an increase of 0.3% compared to the prior year period. In 2023, advertising revenue comprised approximately 11.3% of our total revenue.

IP Adaptations

We generate IP Adaptations revenue from the production of adaptations of certain content on our platform into other media formats such as film, streaming series, games and merchandise. IP Adaptations help cultivate deeper relationships with fans of our original content; provide an additional source of revenue for our platform and creators; and can promote awareness of the WEBTOON brand and our content in its original form, thereby serving as a powerful user acquisition tool especially in newer markets such as North America. In fact, according to a survey conducted by Euromonitor, a third of WEBTOON consumers had watched a movie or show based on content previously seen on WEBTOON, which demonstrates the power of our IP in increasing brand awareness.

Our production model may take the form of licensing, pre-production only, co-production with third-party partners and/or end-to-end in-house production. The majority of production to date has involved smaller investments with lower production risk being borne by us relative to third-party production partners. Occasionally, we may choose to rely entirely on using our in-house production capabilities or assume larger investments if we determine that the potential reward will substantially exceed the investment risk and the magnitude of the required investment is manageable.

In 2023, we generated $108.3 million of IP Adaptations revenue, as compared to revenue of $82.5 million for 2022, representing an increase of 31.4% compared to the prior year period. In 2023, IP Adaptations revenue comprised approximately 8.4% of our total revenue.

Key Business Metrics

We believe our performance is dependent upon many factors, including the key metrics described below that we track and review to measure our performance, identify trends, formulate financial projections, and make strategic decisions.

Our offerings include WEBTOON, LINE MANGA, NAVER SERIES, eBookJapan, Munpia and Wattpad. We manage our business by tracking several operating metrics, including: monthly active users, or MAU; monthly paying users, or MPU; and Monthly Paid Content average revenue per paying user, or Monthly Paid Content ARPPU. For a definition of these operating metrics, please see the “Glossary.” As a management team, we believe each of these operating metrics provides useful information to investors and others.

Our year-over-year activity and quarter-over-quarter growth trends may fluctuate subject to various internal and external factors including (i) seasonality of our business where we see increased activity during holiday season, (ii) magnitude of our marketing campaigns, (iii) hiatus/return of creators and key titles on our platforms, (iv) TV shows, films, and/or gaming release based on our content as part of our IP Adaptation business, (v) our strategic decision to direct traffic to our mobile application may lead to fluctuations in trends as web users who view in both mediums may choose to continue to consume on our mobile application only and (vi) external factors impacting the global economy, our industry and our company.

Geographic Tracking

We review each metric by geography where our products are available and accessible. We categorize geographies into Korea, Japan, and Rest of World based on the location of our users:

•	Korea includes WEBTOON Korea, NAVER SERIES, and Munpia where our content is in Korean and targeted at Korean speaking users.

•	Japan includes LINE MANGA and eBookJapan where our content is in Japanese and targeted at Japanese speaking users.

•	Rest of World includes WEBTOON in all other languages including English, Spanish, and more, as well as Wattpad, where our content is targeted at global users outside of Korea and Japan.

In particular, as a proxy for tracking our performance in North America, which we consider to be a key market, amongst Rest of World, we track users who consume WEBTOON offered in English (“WEBTOON English”) in the U.S. and Canada based on such user’s Internet Protocol (IP) addresses (collectively “WEBTOON North America”). For clarity, the following cases are not counted as part of WEBTOON North America but counted as part of Rest of World: (i) where users consume non-English (e.g., Spanish) WEBTOON content while they are physically based in North America and (ii) where users consume non-WEBTOON products (e.g., Wattpad) while they are physically based in North America.

Our methodology of geographic tracking may include an immaterial number of users not geographically located within the above segmentation. For instance, where users consume WEBTOON Korea content while they are physically based outside of Korea, the users will be counted as part of Korea. While we believe that these metrics are reasonable estimates of our user base for the applicable period of measurement, and that the methodologies we employ and update from time-to-time to create these metrics are reasonable bases to identify trends in user behavior, the preparation of each of such metrics involves the use of estimates, judgments and assumptions, and our metrics may be materially affected if such estimates, judgments or good faith assumptions prove to be inaccurate. See “Risk Factors—Risks Related to Our Business, Industry and Operations—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could adversely affect our business and reputation.”

Trends in Monthly Active Users (MAU)

We define MAU as users based on each device logged in and each offering accessed from a single device and may include the same individual user multiple times if the user is logged in from multiple devices or if the user accesses multiple offerings from one device.

We track MAU as an indicator of the scale of our active user base, user engagement and adoption. We also break out MAU by geographic region to help us understand the global engagement. The chart below sets forth the trend in average MAU for each quarter. Units are in millions of users.

As of the quarter ended March 31, 2024, our global MAU have stabilized to reach approximately 170 million. By geographic regions, Korea, Japan, and Rest of World contributed 15%, 12%, and 73% of global MAU, respectively. We have demonstrated durable and consistent growth across regions, but we typically see higher activity in the third quarter of the calendar year due to the seasonal impact of global vacation and our users’ holiday schedules, although the impact of seasonality varies across geographies:

•

In Korea, our MAU have reached 24.7 million displaying a generally stable trend with modest fluctuations. Our user base in Korea is highly engaged and well-educated, and our cohorts have demonstrated deeper engagement and levels of consumption over time. In the first quarter of 2023, we saw a temporary drop in web-based MAU due to changes in organic traffic sources, but this started to improve from the second quarter onwards. The last quarter of 2023 experienced a decline in MAU due to a temporary slowdown in our web-novel business. Moving into the first quarter of 2024, there has been a modest year-over-year improvement driven by enhancements in overall product developments including a new main feed UI/UX where users are presented with a personalized recommendation. Looking at broader trends, we typically exhibit an increase in MAU during the third quarter each year, influenced by seasonality and timing of Korean national holidays.

•

In Japan, our MAU have reached 21.1 million, demonstrating an over two times increase since the first quarter of 2022, largely attributable to the inclusion of eBIJ, which we acquired on March 31, 2022. While eBIJ had a period of stabilization post-acquisition, LINE MANGA, our primary offering in Japan, has consistently grown its user base through heightened interest in our serialized content which is more frequently updated compared to eBooks. LINE MANGA’s MAU has grown double digit on a year-over-year basis in the first quarter of 2024.

•

In Rest of World, our MAU have reached 123.2 million, which is a relatively larger portion compared to Korea and Japan as it includes Wattpad, which has a massive global user base of approximately 89 million as of the quarter ended March 31, 2024. We experienced a temporary spike in users in the first half of 2022 following significant marketing campaigns including a collaboration with BTS. This was followed by a modest decline as we entered a period of stabilization and optimized marketing spend, focusing on key select growth markets including North America. Starting from the third quarter of 2023, we observed rebound of our MAU, driven by organic user growth and a clear focus on prioritizing our core markets. Within Rest of World, WEBTOON North America MAU were 7.7 million as of the quarter ended March 31, 2024. This sets the stage for significant opportunities to drive user growth through targeted, high-return paid marketing campaigns.

Trends in Monthly Paying Users (MPU)

We define MPU as users who have paid to access Paid Content in the applicable calendar month, averaged over each month in the given period. We define paying ratio as the ratio of MPU divided by MAU for the respective periods.

We view MPU and paying ratio to be indicators of the strength of our monetization.

The chart below sets forth the trend in average MPU and paying ratio for each quarter. Units are in millions of users for MPU and percentage for paying ratio.

As of the quarter ended March 31, 2024, our global MPU reached 7.8 million with a paying ratio of 4.6%. By geographic regions, Korea, Japan, and Rest of World contributed 49%, 28% and 23% of global MPU, respectively. We have demonstrated consistent growth of MPU and an increased paying ratio, with regional variances reflecting our strategy to foster long-term monetization and strategic realignment on core markets. Paying ratio varies due to the user’s ability and propensity to pay across different regions and different product offerings.

•

In Korea, our MPU have stabilized around 3.8 million with a paying ratio of 15.5%. Paying ratio is the highest among the regions due to Korea being our home market with a well-established monetization history. Users in Korea are highly familiar with the content journey from discovery to payment, with 97% of our MPU of WEBTOON Korea repeatedly returning to purchase and explore more titles as of the quarter ended March 31, 2024. Our paying ratio remained fairly stable until the third quarter of 2023 when there was a temporary slowdown in our web-novel business, which has since recovered.

•

In Japan, our MPU have reached 2.1 million with a paying ratio of 10.1%. After the eBIJ acquisition in 2022, our paying ratio has blended downwards to 8.2% and has since increased by 1.9% to reach the current rate due to increased engagement of WEBTOON-format web-comics. Similar to the high rate of 97% in Korea, 95% of our MPU of LINE MANGA return to purchase and explore more titles as of the quarter ended March 31, 2024.

•

In Rest of World, our MPU is 1.8 million with a paying ratio of 1.5%, reflecting our current strategic plans and marketing discipline to focus on select markets for long-term value creation. Our paying ratio is relatively lower as compared to Korea or Japan due to the inclusion of Wattpad. Wattpad has a different monetization model that primarily focuses on advertising and the business is in its early stage of monetizing its content. Within Rest of World, WEBTOON North America MPU were 0.5 million with a paying ratio of 6.6% as of the quarter ended March 31, 2024. We plan to continue to leverage our successful pattern of engagement to drive monetization, especially as we have seen our top engaged users in North America reading a similar number of episodes to users in more mature markets.

Paid Content Average Revenue per Paying User (Monthly Paid Content ARPPU)

We define Paid Content ARPPU as average Paid Content revenue in a given month divided by the number of MPU for such month, averaged over each month in the given period.

We view monthly Paid Content ARPPU to be an indicator of both the strength of engagement and Paid Content monetization on our platform. Units are in U.S. dollar.

Engagement is a key aspect to drive our monetization. Our total monthly Paid Content ARPPU has increased over time as our users explored more titles and purchased more episodes behind our paywall.

•

In Korea, our monthly Paid Content ARPPU declined in the last two quarters of 2023 because of a slowdown in demand of the titles produced by Korea’s web-novel business as several key titles concluded and went on break around the same time. Our web-novel business began to rebound in the first quarter of 2024. We also experienced a lower base from the second quarter of 2023 due to our strategic decision to divest SERIES ON, a local OTT platform for TVOD (transactional video-on-demand).

•

In Japan, our monthly Paid Content ARPPU growth was primarily driven by higher user engagement for our weekly serialized (original) web-comic content, as well as higher price point content from the acquisition of eBIJ. In the first quarter of 2023, we transitioned our content provider for non-exclusive digitized manga content in Japan from MediaDo to eBIJ. This vertical integration led to a change in revenue recognition from the consumption of certain content on a gross basis, as compared to the previous net basis, and therefore we have seen a notable increase in Paid Content ARPPU in the first quarter of 2023.

•

In Rest of World, our monthly Paid Content ARPPU has shown improvement as we continue to evolve our business model and implement strategic initiatives. By expanding our content library as well as improvements in our UI/UX, we are successfully driving higher user engagement and fostering more habitual spending on our content. Within Rest of World, WEBTOON North America monthly Paid Content ARPPU were $9.1 as of the quarter ended March 31, 2024.

Key Factors Affecting Our Performance

Our ability to continue to attract and empower creators

Creators are the foundation of WEBTOON and we are committed to empowering their long-term success. This commitment ensures a diversity of content for our users and a platform for our creators to thrive creatively and financially. Our ability to cultivate successful creators allows us to continuously attract and retain new creators, particularly local creators in growing markets like North America, which in turn induces the creation of more localized content and ultimately helps attract new users.

The chart below sets forth the size of our digital content library and creator base over time. The number of creators and the number of titles show those serviced on our platform as of each time period.

Number of Creators and Titles(1) (2)

(Millions)

(1)	Creators include professional and amateur creators.

(2)	Titles include both web-comics and web-novels. Number of titles includes ongoing and completed titles created by creators and excludes titles that have been removed from our offerings.

Financial success is important to attracting creators and incentivizing the creation of more compelling content. Cumulatively, we have paid out over $2.8 billion to creators between 2017 and 2023. In the year ended December 31, 2023, our professional creators earned on average $48 thousand per year, with top 100 creators earning on average $1 million per year. We continue to leverage our global user base and ability to facilitate cross-border distribution of content and IP Adaptations in order to help our creators successfully grow their earnings on our platform. As depicted in the chart below, a growing number of creators are making over $100 thousand per year.

Number of Creators Earning Over $100K Annually(1)

(Number of Creators)

(1)	Creators include professional and amateur creators sharing content on WEBTOON serviced in Korean, Japanese and English as well as NAVER SERIES.

Our ability to continue to grow and engage our user base

While the growth in number of creators and volume of compelling content are key to attracting new users, the format and nature of our content creation contributes to our high engagement. The serialized format of our content enables creators to publish stories at weekly intervals across long periods of time, sometimes up to 17 years or longer. Our content recommendation engine complements the power of this diverse and continuously increasing supply of content by recommending uniquely matched experiences for our users.

We internally track the number of users who visit our platform and read one or more episodes within a single week to evaluate user engagement. With new episodes released weekly, a key part of our strategy is to encourage users to visit and read content on multiple days throughout the week, enhancing their interaction with our extensive content library. Based on this approach, for the quarter ended March 31, 2024, over 40% of our WEBTOON Korea users, defined by the above engagement metric, visited and engaged with the platform five or more days a week. For LINE MANGA in Japan, over 50% of users, again measured by the same standard, visited and engaged five or more days a week, with about 30% engaging daily. This high level of engagement underscores the effectiveness of our engagement strategy.

The increase in engagement on our platform is illustrated through the increase in frequency of visits, time spent and volume of activity, which we track by the number of episodes read. The analysis of WEBTOON annual cohorts below demonstrates the increase in content consumption per user over time. By the first year, WEBTOON users in Korea (WEBTOON Korea) and Japan (LINE MANGA) read more than two times the number of episodes than in year zero when they first joined our platform and consumed more than one episode. In Japan, the year-over-year growth in episodes read is modest for newer cohorts, due to the increase in consumption among newer cohorts in year zero of joining. This heightened initial engagement is a promising indicator of our content’s resonance with newer audiences and underscores the potential for sustained growth and deeper user engagement.

Annual Cohort of Number of Episodes Read per Active User of WEBTOON

(Number of Episodes, Brackets Indexed to Year 0)

The time spent on our platform has been largely stable for the past nine quarters across all regions, with average time spent across all WEBTOON offerings remaining steady at around 30 minutes for Korea, Japan and North America. We measure users who read WEBTOON in the U.S. as a proxy to track time spent by users in North America. The longevity of the time spent on our offerings is a testament to our ability to provide high-quality, engaging content.

Daily Time Spent per Active User of WEBTOON

(Average Minutes Spent Per Day)

Our ability to continue to monetize

Our monetization strategy begins with the appeal of our massive library of compelling, free content. We then target users by providing an opportunity to experience premium Paid Content through (i) achievement-based ads that award free Coins to users upon completion of specific actions, and (ii) various marketing campaigns where we give away free Coins. This process of habituation has successfully motivated non-paying users to ultimately purchase Coins that lead to Paid Content consumption.

The chart below demonstrates the increasing portion of MAU who become paying users in each cohort since January 2020. We have averaged conversion rates for all cohorts across WEBTOON Korea, LINE MANGA and WEBTOON North America since 2020 for simplicity. The chart shows that conversion of MAU to MPU steadily increases over time, reaching approximately 15% after one year and approximately 20% within three years of joining our platform.

Monthly Cohort of Paying User Conversion of WEBTOON in Korea, Japan and North America

(% of Monthly Paying Users to Monthly Active Users)

We also monitor Paid Content GMV as an operating metric (and not a financial metric) to assess and analyze the directional trend of user demand. Paid Content GMV represents the dollars spent in a period by our users to access Paid Content on our platform, which primarily consists of the dollar value of all Coins purchased by our users (no matter when purchased) and subsequently redeemed to access Paid Content on our platform during the applicable period. Paid Content GMV does not include any physical book sales or other content related transactions outside of our platform and any Coins that are distributed as part of our promotional campaigns or as rewards for our achievement-based advertisement products. Similar to our key metrics, Paid Content GMV is subject to certain limitations. See “Risk Factors—Risks Related to Our Business, Industry and Operations—Our user metrics and other estimates are subject to inherent challenges in measurement, and real or perceived inaccuracies in those metrics could adversely affect our business and reputation.”

The below cohort analysis demonstrates our ability to grow Paid Content GMV per paying user cohort over time. The bar chart demonstrates Paid Content GMV in Korea each year, and the table represents Paid Content GMV per paying user cohort indexed to Year 0. For instance, Paid Content GMV per 2017 paying user cohort increased 2.6 times relative to Year 0. These trends are valuable to us in analyzing the demands of our users and assist us in making operational decisions regarding, for example, new episode releases, which content we place behind a paywall over time, user cohort trends and marketing efficiency. We retain the ability to adjust prices, which are relatively low today compared to other forms of digital content.

Annual Cohort of Paid Content GMV per Paying User of WEBTOON Korea

($ Millions, Table Indexed to Year 0)

Our ability to grow advertising revenue

We benefit from a large percentage of our users being Gen Z and millennials, highly sought-after demographics that have traditionally been difficult for advertisers to reach. Our business model is unique in that advertising and Paid Content are not mutually exclusive, whereas many other platforms offer only one of either advertising support access or advertising-free subscription-based access. We are still in the early phases of exploring how advertising could better augment Paid Content monetization.

We believe that there is ample room to substantially increase advertising load and inventory more generally across our properties without compromising our reader experiences. We also continue to innovate with new advertising formats such as our achievement-based ads, which not only generate incremental revenue but also enhance engagement.

Our ability to expand our IP Adaptations business and negotiate attractive terms vis-à-vis media partners

Our ability to generate revenue depends on the demand for our creators’ intellectual property from the entertainment industry and our ability to negotiate attractive terms vis-à-vis media partners. We believe the success of our content studios, including Wattpad WEBTOON Studios, is a critical driver of growth for our IP Adaptations business. Our studio business takes a data and fandom-driven approach to determine which stories on our platform should be optioned for full off-platform production, using readership and consumption trends to inform which storylines and characters are most desired by fans. Such approach reduces the business risks to our IP Adaptations business, including for our in-house production business, as well as for our partners. Our financial performance also depends on the business model we employ for IP Adaptations. Our cost of revenue and capital expenditures may increase if we decide to assume incremental risk of production, for which we may or may not be able to realize commensurate returns.

We benefit from the vast “hit-rate” data we have accumulated relating to a robust slate of tested and proven titles among a library of intellectual property. Our “One Story Multi-Use” strategy has enabled us to successfully adapt, to date, more than 12% of our web-comic and web-novel titles in Korea into other formats including films, streaming series, games, merchandise and print books. The chart below sets forth the cumulative number of IP Adaptations produced per year based on our web-comic and web-novel titles in Korea. We also track the number of titles generating over $50 thousand of revenue a year, through other formats mentioned above, as an indicator of the success of our IP Adaptations while number of titles may vary depending on our strategic pipeline.

Number of Korean Titles Monetized & Number of Korean Titles Generating $50K+ Revenue in Each Year(1)

(Number of Titles)

(1)	Number of titles includes ongoing and completed titles created by creators and excludes titles that have been removed from our offerings.

Our ability to expand presence into new geographic markets and penetrate new user demographics

We are dedicated to two main expansion strategies: (i) building a diverse and localized content library and (ii) expanding the reach of successful local content to a broader global audience. We are typically able to obtain more favorable revenue share terms with creators regarding the translation and cross-border distribution of their titles outside of their home market, as creators can harness our platform to access global viewership and unlock greater monetization opportunities.

The chart below shows the growing number of local and imported original web-comic titles available in Japanese (available on LINE MANGA) and English (available on WEBTOON English). Local original titles refer to original content created on our platform in the local language (e.g., content from Japan written in Japanese) while imported original titles refer to foreign original content translated into the local language (such as Japanese and English as noted in the chart below).

Number of Original Titles of WEBTOON(1)

(Number of Titles)

(1)	Number of titles includes ongoing and completed titles created by creators and excludes titles that have been removed from our offerings.

In addition, we build strategic partnerships with community, creator and content platforms, as well as fan bases such as Discord, Patreon, DC Comics and HYBE Entertainment, to tap into new user acquisition channels. These collaborations have brought meaningful user traffic to our platform.

Our continued investments in technology to drive innovation

Our investments in technology and infrastructure are critical for us to maintain our competitive advantage and continued growth of our platform. Key investment areas for our platform include artificial intelligence and machine learning, further advancement of our highly individualized curation algorithm and implementing new and engaging community features. We plan to continue to invest in artificial intelligence to enhance the content creation process, community tools for creators to reach their fans and personalization and gamification features.

Our ability to maintain marketing efficiency

We constantly evaluate our marketing efficiency in connection with the lifetime value of our users. We evaluate our marketing efficiency by tracking our marketing costs as a percentage of our revenue. For the years ended December 31, 2023 and 2022, marketing expense accounted for 9.4% and 16.7% of our total revenue. Since the fourth quarter of 2022, we have taken a disciplined approach to marketing spend as we focused on key markets.

We may increase the dollar amount of marketing expenses for the foreseeable future in our select growth markets, including North America and Japan. However, we expect marketing expenses to stay stable as a percentage of our revenue, although the percentage may differ from period to period depending on fluctuations in the timing and extent of our marketing expenses and business seasonality.

Seasonality

Historically, while the magnitude and timing varies across regions, we experienced higher levels of user engagement and monetization in the third quarter of the calendar year primarily as a result of increased use of our platform during the global vacation and holiday schedules of our users. In addition, many advertisers allocate the largest portion of their budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing. As we continue to diversify our sources of revenue, and in particular increase revenue from advertising, the seasonal impacts may be more pronounced in the fourth quarter in the future or different altogether.

Impact of COVID-19

Although the COVID-19 pandemic caused disruption to certain aspects of our operations, we continued to experience an increase in our operational performance, cash flows and financial condition since inception. During the COVID-19 pandemic, we experienced an overall increase in user engagement and monetization, which may have been caused in part by the implementation of shelter-in-place orders to mitigate the COVID-19 pandemic.

We have seen this increase in engagement and monetization moderate as shelter-in-place orders have been lifted. There is still uncertainty around the long-term effects of the COVID-19 pandemic or recovery from the COVID-19 pandemic to our business. There can be no assurance that, as a result of the COVID-19 pandemic, recovery from it, or other global economic conditions (including fluctuation in foreign currency exchange rates, interest rates and inflation), users will not reduce their discretionary spending on our platform or may otherwise increase or maintain their usage of our platform, such that our revenue and financial condition will not be adversely affected.

Components of Results of Operations

Revenue

Our revenue is derived from three distinct revenue streams: Paid Content, advertising and IP Adaptations.

Our Paid Content revenue represents revenue generated from the sale of content on our platform to users. Advertising revenue represents revenue earned for the display of advertisements on our platform, including in-stream placement within content. Our IP Adaptations revenue comprises of revenue generated from adaptations of certain content on our offerings into other media formats such as films, streaming series, games and merchandise, which may take the form of fixed licensing fees or other arrangements where we participate in the upside of such productions, or sales of merchandise. See Note 2. Revenue in the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus for more information.

Cost of Revenue

Cost of revenue consists of Paid Content creator revenue shared with creators, app store fees and other variable costs. Creator revenue share includes commissions payable to creators or publishers based on revenue generated from Paid Content. App store fees include platform fees payable to companies that provide users with the ability to download the mobile application through application stores and make purchases directly through such application (such as Google and Apple) and certain other payment-related costs. These expenses are lower in Korea where more people buy Coins through our website as opposed to purchases made through mobile applications. Other variable costs include, among other things, costs directly associated with our IP Adaptations business, including payroll and related personal expenses, amortization and production costs.

Marketing

Marketing expenses consist of expenses incurred for the promotion of our brand, costs associated with user acquisition and costs associated with loyalty marketing campaigns where we give away free Coins. Marketing expenses also include compensation costs related to sales and marketing personnel.

General and Administrative Expenses

General and administrative expenses consist of all our operating costs, excluding cost of revenue and marketing, and include costs related to operating and maintaining our platform, general corporate function costs, stock-based compensation expense (benefit) and depreciation and amortization of non-operating assets. This does not reflect stock-based compensation expense for stock options granted pursuant to our Amended and Restated 2020 Stock Option, because the qualifying events were not probable of occurring. Upon consummation of this offering, we expect to recognize cumulative share-based compensation expense for the portion of the stock options that had met the service condition as of that date. As of December 31, 2023, the total unrecognized compensation expense related to unvested stock options with both performance and service conditions was $50.7 million. The $34.3 million expense attributable to services rendered will be immediately recognized at the time of a qualified offering, with the $16.4 million residual expense recognized over the remaining service period of 0.74 years using the straight-line method, net of estimated forfeitures.

Interest Income

Interest income primarily consists of interest earned on our short-term, highly liquid investments with original maturities of three months or less, which are mainly comprised of bank deposits, and interest income from loan receivables.

Interest Expense

Interest expense primarily consists of interest related to our outstanding debt obligations, including both short-term borrowings and long-term debt. See Note 9. Debt in the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus.

Impairment Losses on Goodwill

Impairment losses on goodwill primarily consist of recognized losses resulting from our annual goodwill impairment test. See Note 7. Goodwill, net and Intangible Assets, net in the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus.

Loss on Equity Method Investment, Net

Loss on equity method investment, net, includes recognized loss associated with our investments accounted for using the equity method. See Note 18. Equity Method Investments in the accompanying notes to our consolidated financial statements included elsewhere in this prospectus.

Other Income (Loss), Net

Other income, net, primarily consists of gains or losses on valuation of debt and equity securities, net, income or loss on foreign currency, net, retirement benefit, net, and other non-operating income or loss, net. See Note 4. Other Income (Loss), net in the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus.

Income Tax Expense

Income tax expense primarily includes income taxes in certain federal, state, local, and foreign jurisdictions in which we conduct our business, primarily in the U.S., Korea, Japan and Canada. Foreign jurisdictions have different statutory tax rates from those in the U.S. Additionally, certain of our foreign earnings may also be taxable in the U.S. Accordingly, our effective tax rate will vary depending on the relative proportion of foreign to domestic income, use of tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws. See Note 12. Income Taxes in the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus.

Results of Operations

Consolidated Statements of Operations and Comprehensive Loss

The following table sets forth our consolidated statement of operations for 2023 and 2022 and for the first three months of 2024 and 2023. We have derived this data from our audited consolidated financial statements and our unaudited condensed consolidated statements of operations and comprehensive loss. The information for each of the quarters presented has been prepared on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflects all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for the period. This data should be read in conjunction with our audited consolidated financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future.

	Year Ended December 31,			Three Months Ended March 31,
(in thousands of USD)	2023	2022	% Change	2024	2023	% Change
Revenue	$1,282,748	$1,079,388	18.8%	$326,744	$310,257	5.3%
Cost of revenue	(987,258)	(806,377)	22.4%	(244,385)	(244,407)	(0.01)%
Marketing	(121,086)	(180,002)	(32.7)%	(19,478)	(29,244)	(33.4)%
General and administrative expenses	(210,762)	(207,728)	1.5%	(48,693)	(56,369)	(13.6)%

Operating income (loss)	(36,358)	(114,719)	(68.3)%	14,188	(19,763)	(171.8)%

Interest income	3,009	1,166	158.1%	1,235	357	245.9%
Interest expense	(79)	(844)	(90.6)%	(33)	(23)	43.5%
Impairment losses on goodwill	(63,412)	—	—	—	—	—
Loss on equity method investments, net	(12,339)	(4,694)	162.9%	(1,052)	(524)	100.8%
Other income (loss), net	(23,574)	937	(2,615.9)%	(1,437)	4,038	(135.6)%

Income (loss) before income tax	(132,753)	(118,154)	12.4%	12,901	(15,915)	(181.1)%

Income tax expense	(12,006)	(14,369)	(16.5)%	(6,668)	(2,377)	180.5%

Net income (loss)	(144,759)	(132,523)	9.2%	6,233	(18,292)	(134.1)%
Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(28,304)	(2,652)	967.3%	41	(731)	(105.6)%

Total comprehensive loss attributable to WEBTOON Entertainment Inc.	$(134,612)	$(159,071)	(15.4)%	$(22,506)	$(36,788)	(38.8)%

Comparison of the Three Months Ended March 31, 2024 and March 31, 2023

Revenue

	Three Months Ended March 31,
(in thousands of USD)	2024	2023	% Change
Revenue	$326,744	$310,257	5.3%
Paid Content	266,855	255,692	4.4%
Advertising	36,996	30,512	21.3%
IP Adaptations	22,893	24,053	(4.8)%

Revenue increased by $16.5 million, or 5.3%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023. Revenue on a constant currency basis increased by $43.4 million, or 14.0%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023. See “—Non-GAAP Financial Measures.”

Paid Content revenue increased by $11.2 million, or 4.4%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023. Such increase was primarily driven by LINE MANGA’s success in channeling and converting historical popularity of manga into web-comics, accompanied by robust growth of original content in the market; Paid Content revenue of LINE MANGA increased by approximately 20% in the three months ended March 31, 2024, compared to the comparable period in 2023. This increase was slightly offset by the April 2023 divestiture of SERIES ON, our OTT offering, which generated Paid Content revenue during the first three months ended March 31, 2023.

Advertising revenue increased by $6.5 million, or 21.3%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The increase was primarily driven by a 269.3% increase in advertising revenue generated from LINE MANGA, which is in the early stage in expanding advertising revenue and carries particularly high potential in expanding our achievement-based advertisements.

IP Adaptations revenue decreased by $1.2 million, or 4.8%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. This decrease was primarily driven by deconsolidation of LOCUS.

Cost of Revenue

	Three Months Ended March 31,
(in thousands of USD)	2024	2023	% Change
Cost of revenue	$(244,385)	$(244,407)	(0.01)%

Our cost of revenue slightly decreased by $22.0 thousand, or 0.01%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023. Our cost of revenue remained relatively unchanged as the decrease in such cost driven by a 14.7% decrease in labor cost resulting from a decrease in global headcount and deconsolidation of LOCUS was offset by a 5.3% increase in other costs included in the cost of revenue, which is in line with increase of our revenue in the first quarter of 2024.

Marketing

	Three Months Ended March 31,
(in thousands of USD)	2024	2023	% Change
Marketing	$(19,478)	$(29,244)	(33.4)%

Marketing expenses decreased by $9.8 million, or 33.4%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023. The decline is primarily driven by less spending on user acquisition costs and promotional marketing expense reflecting our current strategic plans and marketing discipline to focus on select markets, in conjunction with greater marketing efficiency in Japan and the Rest of World.

General and Administrative Expenses

	Three Months Ended March 31,
(in thousands of USD)	2024	2023	% Change
General and administrative expenses	$(48,693)	$(56,369)	(13.6)%

General and administrative expenses decreased by $7.7 million, or 13.6%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023. This decrease was primarily driven by decreased depreciation and amortization expenses, including property and software depreciation expenses, and decreased labor costs, latter of which derived from corporate structural changes such as deconsolidation of LOCUS and organizational restructuring that led to improved managerial efficiency and decreased global headcount.

Interest Income

	Three Months Ended March 31,
(in thousands of USD)	2024	2023	% Change
Interest income	$1,235	$357	245.9%

Interest income increased by $0.9 million, or 245.9%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023. The increase was primarily driven by higher balances and higher interest rates.

Interest Expense

	Three Months Ended March 31,
(in thousands of USD)	2024	2023	% Change
Interest expense	$(33)	$(23)	43.5%

Interest expense increased by approximately $10.0 thousand, or 43.5%, for the three months ended March 31, 2024, as compared to the three months ended March 31, 2023. The increase in interest expense is immaterial.

Loss on Equity Method Investment, Net

	Three Months Ended March 31,
(in thousands of USD)	2024	2023	% Change
Loss on equity method investments, net	$(1,052)	$(524)	100.8%

Loss on equity method investment, net, increased by $0.5 million, or 100.8%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. The overall amount of losses increased across multiple equity method investee entities, including YLAB Corporation.

Other Income (Loss), Net

	Three Months Ended March 31,		% Change
(in thousands of USD)	2024	2023
Other income (loss), net	$(1,437)	$4,038	(135.6)%

Other income (loss), net, decreased by $5.5 million, or 135.6%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. This decrease was primarily driven by a loss of $2.5 million recorded on disposition of Jakga.

Income Tax Expense

	Three Months Ended March 31,		% Change
(in thousands of USD)	2024	2023
Income tax expense	$(6,668)	$(2,377)	180.5%

Income tax expense increased by $4.3 million, or 180.5%, for the three months ended March 31, 2024, compared to the three months ended March 31, 2023. This decrease was primarily driven by a change in position from loss before income tax in the three months ended March 31, 2023 to income before income tax in the three months ended March 31, 2024.

Comparison of the Years Ended December 31, 2023 and December 31, 2022

Revenue

	Year Ended December 31,
(in thousands of USD)	2023	2022	% Change
Revenue	$1,282,748	$1,079,388	18.8%
Paid Content	1,028,960	851,871	20.8%
Advertising	145,452	145,056	0.3%
IP Adaptations	108,336	82,461	31.4%

Revenue increased by $203.4 million, or 18.8%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Revenue on a constant currency basis increased by $237.4 million, or 22.0%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. See “—Non-GAAP Financial Measures.”

Paid Content revenue increased $177.1 million, or 20.8%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The Paid Content revenue increase was primarily driven by LINE MANGA’s success in channeling and converting historical popularity of manga into web-comics, accompanied by robust growth of original content in the market, which contributed to a 61.1% increase of the total Paid Content revenue for the year ended December 31, 2023.

Advertising revenue increased $0.4 million, or 0.3%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase in advertising revenue during the year ended December 31, 2023 was primarily driven by the increase of advertising revenue generated from LINE MANGA, which grew by approximately 180% during the year ended December 31, 2023 with its successful launch of achievement-based advertisements, offset by a decrease of advertising revenue generated from Wattpad due to a decrease in advertising orders.

IP Adaptations revenue increased $25.9 million, or 31.4%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase was primarily driven by a $27.1 million increase in the IP Adaptations revenue generated by Studio N Corporation, our subsidiary that led hit television and/or streaming series-adaptations of certain of our titles, including “Sweet Home Season 2”, “Vigilante” and “Doona!” during the time period, partially offset by the decrease of IP Adaptations revenue of Munpia, LOCUS and SIDUS Inc. (“SIDUS”).

Cost of Revenue

	Year Ended December 31,
(in thousands of USD)	2023	2022	% Change
Cost of revenue	$(987,258)	$(806,377)	22.4%

Our cost of revenue increased by $180.9 million, or 22.4%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. Such increase was primarily due to a $166.3 million increase in revenue sharing cost, of which Paid Content, advertising and IP Adaptations accounted for 72.6%, 4.5% and 22.9%, respectively. As a metric inherently related to revenue, the increase in cost of revenue was largely in line with the $177.1 million, or 20.8%, increase in our Paid Content revenue during the year ended December 31, 2023. A $5.4 million increase in payment gateway fees and a $16.4 million increase in labor costs, too, contributed to the increase.

Marketing

	Year Ended December 31,
(in thousands of USD)	2023	2022	% Change
Marketing	$(121,086)	$(180,002)	(32.7)%

Marketing expenses decreased by $58.9 million, or 32.7%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This decrease was primarily driven by a $ 61.0 million decrease in user acquisition cost and a $0.4 million decrease in brand marketing cost, made possible by our increased operating efficiency. The decrease was partially offset by a $2.3 million increase in labor cost resulting from an increase in employee headcount from December 31, 2022 to December 31, 2023 in our marketing functions.

General and Administrative Expenses

	Year Ended December 31,
(in thousands of USD)	2023	2022	% Change
General and administrative expenses	$(210,762)	$(207,728)	1.5%

General and administrative expenses increased by $3.0 million, or 1.5%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This increase was primarily driven by an increase in general corporate expenses including communication and utility expenses, and an increase in depreciation and amortization expenses associated with both tangible and intangible assets (including software and certain intellectual property rights). The increase was partially offset by a decrease in labor cost.

Interest Income

	Year Ended December 31,
(in thousands of USD)	2023	2022	% Change
Interest income	$3,009	$1,166	158.1%

Interest income increased by $1.8 million, or 158.1%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. The increase was primarily due to a combination of higher interest rates and higher balances.

Interest Expense

	Year Ended December 31,
(in thousands of USD)	2023	2022	% Change
Interest expense	$(79)	$(844)	(90.6)%

Interest expense decreased by approximately $0.8 million, or 90.6%, for the year ended December 31, 2023, as compared to the year ended December 31, 2022. This decrease largely comprised of a $0.5 million decrease in interest payments following the repayment of loans provided by NAVER Corporation and NAVER J.Hub Co. Ltd in the amount of $30.4 million and $23.7 million, respectively.

Impairment Losses on Goodwill

	Year Ended December 31,		% Change
(in thousands of USD)	2023	2022
Impairment losses on goodwill	$(63,412)	$—	—

We recognized impairment losses on goodwill for the year ended December 31, 2023 of $63.4 million, primarily consisting of impairment losses on goodwill for Wattpad WEBTOON Studios, Munpia, and Jakga of $6.1 million, $25.6 million, and $31.7 million, respectively. No impairment losses on goodwill were recognized for the year ended December 31, 2022.

Loss on Equity Method Investment, Net

	Year Ended December 31,		% Change
(in thousands of USD)	2023	2022
Loss on equity method investments, net	$(12,339)	$(4,694)	162.9%

Loss on equity method investment, net, increased by $7.6 million, or 162.9%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was mainly due to recognized losses of $11.0 million and $1.3 million associated with our investments in AtoZ Corporation and The Grimm Entertainment Co., Ltd., respectively, which are accounted for using the equity method.

Other Income (Loss), Net

	Year Ended December 31,		% Change
(in thousands of USD)	2023	2022
Other income (loss), net	$(23,574)	$937	(2,615.9)%

Other income (loss), net, decreased by $24.5 million, or 2,615.9%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This decrease was primarily due to $7.8 million, $6.8 million and $5.3 million of recognized net losses in valuation of financial assets measured at fair value in NAVER Z Co., Ltd., Contents First Inc. and Clova Games Inc., respectively.

Income Tax Expense

	Year Ended December 31,		% Change
(in thousands of USD)	2023	2022
Income tax expense	$(12,006)	$(14,369)	16.5%

Income tax expense decreased by $2.3 million, or 16.5%, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase was primarily driven by a $14.6 million increase in pre-tax loss.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations information for each of the quarters in the years ended December 31, 2022 and 2023 and the quarter ended March 31, 2024. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflects all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future.

Consolidated Statements of Operations

	Three Months Ended
(in thousands of USD)	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
Revenue	$232,833	$288,838	$283,730	$273,987	$310,257	$320,663	$317,764	$334,064	$326,744
Cost of revenue	(168,896)	(188,085)	(241,701)	(207,695)	(244,407)	(239,518)	(245,666)	(257,667)	(244,385)
Marketing	(47,377)	(52,325)	(59,760)	(20,540)	(29,244)	(33,142)	(33,066)	(25,634)	(19,478)
General and administrative expenses	(38,016)	(49,546)	(61,774)	(58,392)	(56,369)	(53,469)	(45,779)	(55,145)	(48,693)

Operating income (loss)	$(21,456)	$(1,118)	$(79,505)	$(12,640)	$(19,763)	$(5,466)	$(6,747)	$(4,382)	$14,188

Interest income	170	28	331	637	357	1,018	913	721	1,235
Interest expense	(6)	(493)	(871)	526	(23)	(18)	(18)	(20)	(33)
Impairment losses on goodwill	—	—	—	—	—	—	—	(63,412)	—
Gain (loss) on equity method investments, net	(11,539)	875	12,351	(6,381)	(524)	2,007	1,056	(14,878)	(1,052)
Other income (loss), net	(1,132)	5,598	(3,407)	(122)	4,038	(6,090)	(721)	(20,801)	(1,437)

Income (loss) before income tax	$(33,963)	$4,890	$(71,101)	$(17,980)	$(15,915)	$(8,549)	$(5,517)	$(102,772)	$12,901

Income tax benefit (expense)	(3,078)	(6,325)	(7,357)	2,391	(2,377)	(11,201)	(5,934)	7,506	(6,668)

Net income (loss)	$(37,041)	$(1,435)	$(78,458)	$(15,589)	$(18,292)	$(19,750)	$(11,451)	$(95,266)	$6,233

Quarterly Trends

Revenue

In 2022, we made several strategic changes to our business, which impacted the overall trend. In the first quarter of 2022, we acquired eBIJ, a leading Japanese publisher of web-based stories, thereby consolidating the then-largest web-based (eBookJapan) and app-based (our LINE MANGA) online comic offerings into one and strengthening our market leadership in Japan. However, in the fourth quarter of 2022, a disciplined approach to marketing spend led to a revenue decrease, aligning with our broader objective to focus resources on key select markets for sustained growth.

In 2023, our growth was driven by our Paid Content business, advertising in Japan, and successful IP Adaptations in Korea. For the Paid Content business, we have especially seen strong growth from Japan driven by robust growth of our original content as well as transformation of content provider integration. In the third quarter of 2023, we saw a modest quarter-over-quarter decline due to our strategic decision to divest SERIES ON, a local OTT platform for TVOD (transactional video-on-demand), in May 2023, deconsolidate LOCUS, a 3D animation and visual special effects production company, in June 2023, and a temporary slowdown of Korea’s web-novel business observed in the second half of 2023. Our IP Adaptations revenue was primarily concentrated in the fourth quarter of 2023 with several hit titles released by Studio N in such period including Death’s Game, Vigilante, and A Bloody Lucky Day. From the fourth quarter of 2023, our strategic adjustments to focus on core businesses and prioritize our core markets had stabilized, and operations returned to normal, underscoring our ability to effectively execute our transformation plans.

Cost of Revenue

In 2022, cost of revenue as an absolute amount increased in the second quarter of 2022 primarily due to our acquisition of eBIJ. For non-exclusive eBook titles, the main content on eBookJapan, we are obligated for higher revenue share while this amount is offset by lower payments fee given eBookJapan is predominantly a web-based platform. The acquisition also caused a fluctuation in trend as we recognized cost over various periods due to continued negotiations around revenue share with Yahoo Japan.

In 2023, we see that our cost of revenue as a percentage of revenue has fluctuated between 75% and 79% across the quarters. Fluctuations in our cost of revenue can be attributed to varying payment fees due to change in revenue mix by geography and purchase channel as it relates to different revenue share agreements and payments fee, as well as business mix as Paid Content, advertising, and IP Adaptations have different profit profiles. Furthermore, recognition timing of our costs relating to IP Adaptations business is also a variable to note.

The component of our cost of revenue related to creator revenue share (which we share from our revenue streams across Paid Content, advertising, and IP Adaptations) and third-party payment fees (from web and mobile app including fees to payment gateway companies for processing payments as well as platform fees payable to Google and Apple) was $862.2 million for the year ended December 31, 2023, representing 67% of our total revenue.

This component of our cost of revenue varies depending on market-specific dynamics including our competitive positioning and market standard rates. For example, in Korea, our revenue share with creators is largely a result of our proactive efforts to establish and nurture the market as we pioneered and first created the web-comic market. Payment fees are relatively favorable because a meaningful portion of our purchases of Coins are made via the web, where transaction fees are typically lower compared to those imposed by app stores. In Japan, we incorporate a broad array of non-exclusive titles, including digitized manga, to best engage and monetize our user base. This diversification comes at a relatively higher revenue share cost due to the established sourcing structures within the Japanese content industry. Our payment fees are directly influenced by the revenue mix of our platforms as purchases of Coins on LINE MANGA are predominantly app store driven whereas eBookJapan is web driven.

Marketing

Our marketing expense comprises of user acquisition costs, promotional Coins, indirect and brand marketing, and labor. On a quarterly basis, marketing expenses have generally decreased since the third quarter of 2022. During the first three quarters of 2022, marketing expenses primarily increased as we focused on investing in user acquisition to expand our global user base. However, starting from the fourth quarter of 2022, our marketing expenses have decreased from the elevated levels experienced earlier in 2022. This trend is a reflection of a deliberate business strategy to concentrate our resources on key select markets, thereby aligning our marketing efforts with our broader business objectives. We have chosen to optimize our marketing investments by focusing on those markets where we see the highest potential for growth and ROI. This strategic realignment allows us to allocate our resources more efficiently and effectively, enhancing our ability to achieve sustainable growth.

The component of marketing expense related to user acquisition expenses and certain expenses related to promotional coins included in marketing expenses was $106.3 million for the year ended December 31, 2023, representing 8.3% of our total revenue. These expenses are strategically allocated depending on our market penetration and overall strategy in each geography. In regions with a high adoption rate and strong brand awareness such as Korea, a significant portion of our user acquisition is organic, leading to lower user acquisition and promotional Coins expense as a percentage of revenue. We believe that we have a substantial market opportunity in several geographies, including North America, and plan to continue our investment in marketing to attract new users and convert to paying users.

General and Administrative Expenses

On a quarterly basis, general and administrative expenses generally decreased for all quarters presented, with the exception of the second quarter of 2022, third quarter of 2022, and the fourth quarter of 2023. General and administrative expenses increased in those quarters primarily due to personnel related costs to support our expanded operations, and our continued investment in our platform and services. However, in 2023, general and administrative expenses have stabilized due to enhanced revenue generation efficiency.

Interest Income

On a quarterly basis, interest income generally increased sequentially for all quarters presented, with the exception of the second quarter of 2022, first quarter of 2023, third quarter of 2023 and fourth quarter of 2023. The increase in interest income was primarily driven by a combination of rising interest rates and an increase in cash balance.

Interest Expense

Interest Expense was not material for the quarters presented, with the exception of the second quarter and third quarter of 2022, which was primarily due to interest related to our outstanding debt obligations.

Income Tax Expense

Quarterly income tax expense fluctuated largely due to variances across different foreign jurisdictions where foreign subsidiaries have been established as we continued our global expansion.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, our management and board of directors also consider EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, revenue on a constant currency basis and revenue growth on a constant currency basis, each of which is a non-GAAP financial measure, to assess the performance of our business. We believe that these non-GAAP financial measures provide investors with additional useful information in evaluating our performance. Our non-GAAP financial measures should not be considered in isolation, or as substitutes for, financial information prepared in accordance with GAAP. Non-GAAP measures have limitations as they do not reflect all the amounts associated with our results of operations as determined in accordance with GAAP, and should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

We define EBITDA as net income (loss) before interest expense, income tax expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA with further adjustments to eliminate the effects of loss on equity method investments, effect of applying the valuation method of fair value through profit or loss (“FVPL”), impairment of goodwill, non-cash stock-based compensation and certain other non-recurring costs. We believe that EBITDA and Adjusted EBITDA provide useful information to investors regarding our performance, as it removes the impact of certain items that are not representative of our ongoing business, such as certain non-cash charges and variable charges. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures and are not intended to be substitutes for any GAAP financial measures. They should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP, such as consolidated net income (loss) or consolidated net income (loss) margin.

Using EBITDA as a performance measure has material limitations as compared to consolidated net income (loss), or other financial measures as defined under GAAP, as it excludes certain recurring items, which may be meaningful to investors. EBITDA excludes interest expense; however, as we have borrowed money to finance transactions and operations and interest expense is an element of our cost structure and can affect our ability to generate revenue and returns for our stockholders. Further, EBITDA excludes depreciation and amortization; however, as we use capital and intangible assets to generate revenues, depreciation and amortization are necessary elements of our costs and ability to generate revenue. Finally, EBITDA excludes income taxes; however, as we are organized as a corporation, the payment of taxes is a necessary element of our operations. As a result of these exclusions from EBITDA, any measure that excludes interest expense, depreciation and amortization and income taxes has material limitations as compared to net income. When using EBITDA as a performance measure, management compensates for these limitations by comparing EBITDA to net loss in each period, to allow for the comparison of the performance of the underlying core operations with the overall performance of the company on a full-cost, after-tax basis.

You are also encouraged to evaluate our calculation of Adjusted EBITDA and Adjusted EBITDA Margin, and the reasons we consider these adjustments appropriate for supplemental analysis. In evaluating these measures, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in our presentation of Adjusted EBITDA. Our presentation of Adjusted EBITDA and Adjusted EBITDA Margin should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of these measures following this offering, and any such modification may be material. Adjusted EBITDA and Adjusted EBITDA Margin have their limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations include:

•	Adjusted EBITDA does not include the interest expense and the cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for replacement of assets that are being depreciated or amortized;

•	Adjusted EBITDA excludes the impact of charges and receipts resulting from matters we do not find indicative of our ongoing operations; and

•	Other companies in our industry may calculate Adjusted EBITDA and Adjusted EBITDA Margin differently than we do.

The following table presents a reconciliation of net loss to EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin for each of the periods presented.

(in thousands of USD, except percentages)	Year Ended December 31,
	2023	2022
Revenue	$1,282,748	$1,079,388

Net loss	$(144,759)	$(132,523)
Interest expense	79	844
Income tax expense	12,006	14,369
Depreciation and amortization	38,359	34,735

EBITDA(6)	$(94,314)	$(82,575)

Loss on equity method investments, net(1)	12,339	4,694
Loss on fair value instruments, net(2)	22,677	190
Impairment losses on goodwill(3)	63,412	—
Stock-based compensation expense(4)	3,220	(525)
Restructuring and IPO-related costs(5)	4,330	—

Adjusted EBITDA(6)	$11,663	$(78,216)

Net loss margin	(11.3)%	(12.3)%
Adjusted EBITDA Margin	0.9%	(7.2)%

(1)

Represents our proportionate share of recognized losses associated with our investments accounted for using the equity method. See Note 18. Equity Method Investments in the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	Represents unrealized net loss of financial assets measured at FVPL, which include the Company’s equity investments in entities including NAVER Z Co., Ltd., Contents First Inc. and Clova Games Inc.
(3)	Represents impairment losses on goodwill for Wattpad WEBTOON Studios, Munpia, and Jakga of $6.1 million, $25.6 million, and $31.7 million, respectively, for the year ended December 31, 2023.
(4)	Represents non-cash stock-based compensation expense related to WEBTOON’s equity incentive plan and stock-based compensation plans of NAVER, Munpia and LOCUS.
(5)

Represents non-recurring expenses that we do not consider representative of the operating performance of the business. For the year ended December 31, 2023, other costs are comprised of the following expenses associated with IPO readiness activities: (i) financial advisory fee of approximately $0.9 million, (ii) consulting fee of approximately $1.5 million, and (iii) severance fees of approximately $1.9 million paid to certain former officers and employees of Wattpad, Wattpad WEBTOON Studios and WEBTOON.

(6)	Totals may not foot due to rounding.

For the year ended December 31, 2023, we generated net loss of $144.8 million, EBITDA of $ (94.3) million, Adjusted EBITDA of $11.7 million, compared to net loss of $132.5 million, EBITDA of $(82.6) million, and Adjusted EBITDA of $(78.2) million for the year ended December 31, 2022.

The following table presents a reconciliation of net income (loss) to EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin for each of the periods presented.

(in thousands of USD, except percentages)	Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024
Revenue	$232,833	$288,838	$283,730	$273,987	$310,257	$320,663	$317,764	$334,064	$326,744

Net income (loss)	$(37,042)	$(1,437)	$(78,458)	$(15,587)	$(18,292)	$(19,750)	$(11,451)	$(95,266)	$6,233
Interest expense	6	493	871	(526)	23	18	18	20	33
Income tax expense (benefit)	3,078	6,325	7,357	(2,391)	2,377	11,201	5,934	(7,506)	6,668
Depreciation and amortization	5,411	8,471	9,775	11,077	9,475	9,289	9,180	10,415	9,035

EBITDA(6)	$(28,547)	$13,853	$(60,454)	$(7,427)	$(6,418)	$759	$3,681	$(92,337)	$21,969

Loss (gain) on equity method investments, net(1)	11,539	(875)	(12,351)	6,381	524	(2,007)	(1,056)	14,878	1,052
Loss (gain) on fair value instruments, net(2)	567	(238)	(2,863)	2,724	(246)	(854)	213	23,563	(3,371)
Impairment losses on goodwill(3)	—	—	—	—	—	—	—	63,412	—
Stock-based compensation expense(4)	(257)	(484)	129	86	2,329	769	1,234	(1,111)	836
Restructuring and IPO-related costs(5)	—	—	—	—	1,182	446	8	2,694	2,340

Adjusted EBITDA(6)	$(16,698)	$12,257	$(75,539)	$1,764	$(2,629)	$(887)	$4,081	$11,099	$22,827

Net income (loss) margin	(15.9)%	(0.5)%	(27.7)%	(5.7)%	(5.9)%	(6.2)%	(3.6)%	(28.5)%	1.9%
Adjusted EBITDA Margin	(7.2)%	4.2%	(26.6)%	(0.6)%	(0.8)%	(0.3)%	1.3%	3.3%	7.0%

(1)

Represents our proportionate share of recognized losses associated with our investments accounted for using the equity method. See Note 18. Equity Method Investments in the accompanying notes to our audited consolidated financial statements and Note 22. Subsequent Events in the accompanying notes to our condensed consolidated financial statements included elsewhere in this prospectus.

(2)

Represents unrealized net loss (gain) of financial assets measured at FVPL, which include the Company’s equity investments in entities including NAVER Z Co., Ltd., Contents First Inc., and Clova Games Inc.

(3)	Represents impairment losses on goodwill for Wattpad WEBTOON Studios, Munpia, and Jakga of $6.1 million, $25.6 million, and $31.7 million, respectively, for the three months ended December 31, 2023.
(4)	Represents non-cash stock-based compensation expense related to WEBTOON’s equity incentive plan and stock-based compensation plans of NAVER, MUNPIA and LOCUS.
(5)

Represents non-recurring expenses that we do not consider representative of the operating performance of the business. For the three months ended March 31, June 30, and September 30, 2023, such costs are comprised of severance fees paid to certain former officers and employees of Wattpad, Wattpad WEBTOON Studios and WEBTOON of approximately $1.2 million, $0.4 million and $0.01 million, respectively. For the three months ended December 31, 2023, such costs are comprised of the following expenses associated with IPO readiness activities: (i) financial advisory fee of approximately $0.9 million, (ii) consulting fee of approximately $1.5 million, and (iii) severance fees of approximately $0.2 million paid to certain former officers and employees of Wattpad, Wattpad WEBTOON Studios and WEBTOON. And for the three months ended March 31, 2024, such costs comprised of severance fees paid to certain former officers and employees of Wattpad, Wattpad WEBTOON Studios and WEBTOON of approximately $2.3 million.

(6)	Totals may not foot due to rounding.

Constant Currency Revenue

We provide revenue, including period-over-period growth rates, adjusted to remove the impact of foreign currency rate fluctuations, which we refer to as revenue on a constant currency basis. We believe providing revenue and revenue growth on a constant currency basis helps our investors to better understand our underlying performance because they exclude the effects of foreign currency volatility that are not indicative of our actual results of operations. We calculate revenue on a constant currency basis in a given period by applying the average currency exchange rates in the comparable period of the prior year to the local currency revenue in the current period. We calculate revenue growth (as a percentage) on a constant currency basis by determining the increase in current period revenue over prior period revenue, where current period foreign currency revenue is translated using prior period average currency exchange rates.

A reconciliation of our revenue on a constant currency basis for each of the periods indicated is below:

	Three Months Ended March 31,		Year Ended December 31,
(in thousands of USD, except percentages)	2024	2023	2023	2022
Revenue	$326,744	$310,257	$1,282,748	$1,079,388
Revenue Growth	5.3%		18.8%
Adjustment:
Effects of foreign currency rate fluctuations	$26,962	—	$34,065	—
Revenue, constant currency	$353,706	—	$1,316,813	—
Revenue, constant currency growth	14.0%		22.0%

Liquidity and Capital Resources

We have relied primarily upon cash generated from operations and cash provided by our parent company NAVER through capital contributions to finance our operations, repay or repurchase indebtedness, finance acquisitions and fund our capital expenditures. NAVER does not have any contractual obligation to provide additional capital to us and therefore there can be no assurance that NAVER will continue to provide additional capital in the form of debt or equity investment in the future to enable us to operate our business. As of March 31, 2024 and December 31, 2023, we had $218.7 million and $231.7 million of cash and cash equivalents, respectively, which were primarily invested in short-term, highly liquid investments with original maturities of three months or less from the date of purchase and are mainly comprised of bank deposits. We believe that our existing cash and cash equivalent balances will be sufficient to support our working capital requirements for at least the next 12 months based on our current operating plans. However, our future capital requirements will depend on many factors, including our growth rate, sales and marketing activities and other factors affecting our business, including those described in the section titled “Risk Factors.” Our expected primary uses of our capital on short-and long-term bases are for repayment of debt, interest payments, working capital, capital expenditures, geographic expansion and other general corporate purposes.

We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products and technologies, including intellectual property rights, which may require us to seek additional financing. To the extent additional funds are necessary to meet our liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of indebtedness, the issuance of additional equity or a combination of these potential sources of funds. Such financing, may however, not be available to us on favorable terms, or at all. In particular, rising inflation and interest rates have resulted, and may continue to result, in significant disruption of global financial markets, reducing our ability to access capital. If we are unable to raise additional funds on commercially reasonable terms or at all, our business, financial condition and results of operations could be adversely affected. See “Risk Factors—Risks Related to Our Business, Industry and Operations—We may require additional capital to support our business in the future, and this capital might not be available on reasonable terms, if at all.”

Consolidated Statements of Cash Flows

The following table summarizes our cash flows for the period presented:

	Three Months Ended March 31,		Year Ended December 31,
(in thousands of USD)	2024	2023	2023	2022
Net cash provided by (used in) operating activities	$23,856	$(24,072)	$14,804	$(140,608)
Net cash used in investing activities	(27,816)	(29,924)	(51,982)	(50,704)
Net cash provided by (used in) financing activities	(857)	(7,633)	(6,499)	350,342
Effect of exchange rate changes on cash and cash equivalents	(8,258)	561	(4,287)	(20,414)

Net increase (decrease) in cash and cash equivalents	$(13,075)	$(61,068)	$(47,964)	$138,616

Operating Activities

For the year ended December 31, 2023, net cash provided by operating activities was $14.8 million, which primarily consisted of net loss of $144.8 million, adjusted for certain non-cash items of $141.2 million, and net cash inflow from changes in operating assets and liabilities of $18.4 million. The non-cash items primarily consisted of depreciation and amortization expense of $38.4 million, impairment losses on goodwill of $63.4 million, loss (gain) on debt and equity securities, net, of $22.6 million, and loss on equity method investments, net, of $12.3 million. The net cash inflow from changes in our operating assets and liabilities were primarily due to a $24.8 million decrease in trade receivables, net of allowance and $7.3 million change in other liabilities, partially offset by $10.2 million change in operating lease liabilities and $7.8 million change in accounts payable.

For the year ended December 31, 2022, net cash used in operating activities was $140.6 million, which primarily consisted of net loss of $132.5 million, adjusted for certain non-cash items of $62.6 million, and net cash outflows from changes in operating assets and liabilities of $70.6 million. The non-cash items primarily consisted of depreciation and amortization expense of $34.7 million, loss on foreign currency, net, of $16.4 million and operating lease expense of $11.0 million. The net cash outflows from changes in our operating assets and liabilities were primarily due to a $48.2 million change in account payable, a $35.2 million change in other assets, a $17.0 million change in accrued expenses and a $10.0 million change in operating lease liabilities, partially offset by a $30.5 million change in non-trade receivables (net of allowance) and a $11.2 million change in trade receivables (net of allowance).

For the three months ended March 31, 2024, net cash provided by operating activities was $23.9 million, which primarily consisted of net income of $6.2 million, adjusted for certain non-cash items of $13.8 million, and net cash inflow from changes in operating assets and liabilities of $3.9 million. The non-cash items primarily consisted of depreciation and amortization expense of $9.0 million, operating lease expense of $2.8 million and loss on foreign currency, net of $2.6 million. The net cash inflow from changes in operating assets and liabilities were primarily due to a $24.1 million increase in contract liabilities and a $16.3 million increase in accounts payable partially offset by a $3.3 million change in other liabilities, a $13.5 million change in accrued expenses and a $6.7 million change in trade receivables (net of allowance).

For the three months ended March 31, 2023, net cash used in operating activities was $24.0 million, which primarily consisted of net loss of $18.3 million, adjusted for certain non-cash items of $16.4 million, and a net cash outflow from changes in operating assets and liabilities of $22.2 million. The non-cash items primarily consisted of depreciation and amortization expense of $9.5 million and operating lease expense of $3.2 million.

The net cash outflow from changes in operating assets and liabilities were primarily due to a $15.4 million change in other liabilities and a $10.4 million change in other assets, partially offset by a $14.9 million increase in accounts payable.

Investing Activities

For the year ended December 31, 2023, net cash used in investing activities was $52.0 million, consisting primarily of a payment made for short-term investments of $35.1 million and purchases of intangible assets of $12.1 million, partially offset by proceeds from maturities of short-term investments of $15.3 million, proceeds from sale of equity method investments of $5.4 million and proceeds from sale of debt and equity securities of $2.4 million. Net cash used in investing activities was $50.7 million for the year ended December 31, 2022, comprised primarily of purchases of securities of $29.2 million, purchases of intangible assets of $18.5 million and purchases of equity method investments of $14.2 million, partially offset by proceeds from maturities of short-term investments of $15.9 million, proceeds from sale of debt and equity securities of $0.9 million and proceeds from sale of property and equipment of $0.6 million.

For the three months ended March 31, 2024, net cash used in investing activities was $27.8 million, consisting primarily of a payment made for short-term investments in the amount of $20.0 million, purchases of equity method investments of $5.5 million and purchases of intangible assets of $2.6 million, partially offset by proceeds from maturities of short-term investments of $1.1 million. Net cash used in investing activities was $29.9 million for the three months ended March 31, 2023, and primarily consisted of a payment made for loan receivable of $12.1 million, purchases of property and equipment of $8.2 million and payment made for short-term investments of $7.9 million, minimally offset by a $0.3 million change in other investing activities.

Financing Activities

For the year ended December 31, 2023, net cash used in financing activities was $6.5 million, comprised primarily of repayments of short-term borrowings of $6.3 million and payment of contingent consideration related to business acquisition of $3.8 million, partially offset by a $3.3 million capital contribution to a non-wholly-owned subsidiary from a limited partner. Net cash provided by financing activities was $350.3 million for the year ended December 31, 2022, consisting primarily of proceeds from short-term borrowings of $76.6 million, proceeds from issuance of common stock of $408.4 million, partially offset by repayments of short-term borrowings of $105.0 million.

For the three months ended March 31, 2024, net cash used in financing activities was $0.9 million, comprised primarily of payment of contingent consideration related to business acquisition of $0.8 million. For the three months ended March 31, 2023, net cash used in financing activities was $7.6 million, consisting primarily of repayments of short-term borrowings of $6.6 million.

Contractual Obligations

The following table presents a summary of our contractual obligations as of December 31, 2023:

(in thousands of USD)	2024	2025	2026	2027	2028	2029 and thereafter	Total
Operating Lease(1)	$10,117	$9,662	$8,322	$2,670	$458	$—	$31,229
Debt Obligations(2)	65	30	—	—	—	—	95

Total	$10,182	$9,692	$8,322	$2,670	$458	$—	$31,324

(1)	Future lease payment obligations for operating lease liabilities.
(2)	Long-term debt principal repayment obligations for our bank loans and loans provided by Korea Small and Medium-sized Enterprises and Startups Agency.

As of March 31, 2024, there have been no material changes to our contractual obligations and commitments since December 31, 2023.

Off-Balance Sheet Arrangements

As of December 31, 2023 and March 31, 2024, we did not have any off-balance sheet financing arrangements (as defined under the rules and regulations of the SEC) or any relationships with unconsolidated entities or financial partnerships, including structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of foreign currency exchange rates and fluctuations in interest rates.

Foreign Currency Exchange Risk

Our revenue is generated globally in multiple currencies, primarily the Korean won, Japanese yen and U.S. dollar. Our results of current and future operations and cash flows are therefore subject to fluctuations due to changes in foreign currency exchange rates. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

Our cash and cash equivalents primarily consist of cash on hand and short-term, highly liquid investments with original maturities of three months or less from the date of purchase and are mainly comprised of bank deposits. As of March 31, 2024 and December 31, 2023, we had $218.7 million and $231.7 million of cash and cash equivalents, respectively. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Critical Accounting Policies and Estimates

We believe that the following accounting policies and estimates involve a high degree of judgment and complexity. Accordingly, these are the policies and estimates we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations. See Note 1. Description of Business and Summary of Significant Accounting Policies to our audited consolidated financial statements included elsewhere in this prospectus for a description of our other significant accounting policies. The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those consolidated financial statements and the accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates.

Revenue Recognition

We generate revenue primarily by Paid Content, advertising and IP Adaptations. We recognize revenue when services are transferred to customers at the transaction price.

Paid Content revenue

We recognize revenue of Paid Content when we provide users with access to content on our platform in exchange for a purchase fee. On most of our platforms, users purchase access to content by first purchasing Coins and then redeeming such Coins for access to particular content. We recognize Paid Content revenue over the estimated service period upon redemption of Coins, which we determine based on the weighted average number of days between the first day the user is provided access to the content and the last day the user views the content. We believe this provides a reasonable depiction of the transfer of services. We recognize most of our Paid Content revenue on a gross basis, which means before deducting creator revenue share (commissions payable to the creator). In certain cases where we have determined that we act as an agent in such transfer of services, we recognize revenue net of the creator revenue share or other amounts remitted to the creator or publisher.

Advertising revenue

Advertising revenue is recognized at the point in time the advertisement is displayed or based on clicks, impressions or end-user activity. When the customer is an advertising agency, advertising revenue is comprised of the commission the Company earns for lending advertisement space to the advertising agency.

IP Adaptations revenue

We recognize revenue of IP Adaptations based on the terms of the contractual arrangement with our creators. In an arrangement where a creator has authority to make key creative decisions on the output, we recognize revenue over time on a percentage-of-completion basis. If we control the key creative decisions, we recognize revenue as fixed payments for the content upon delivery to and acceptance by the creator or as sales-based royalties when the sell-through sales of the content occur. Similarly, we serve as a principal and recognize revenue on a gross basis when we directly sell licensed merchandise to customers through digital storefronts while controlling the revenue stream, from inventory to distribution. When we serve as an agent through brokering licensing arrangements between creators or publishers and third-party platforms or through licensing IP to third parties that operate all aspects of the revenue stream, we recognize revenue on a net commission basis when we broker such arrangements or as net of the amounts remitted to the third-party merchant when control transfers to the customer, generally at the time of product shipment from its facilities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Our deferred tax assets are recorded net of valuation allowances when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods.

Business Combinations

From time to time, we may enter into business combinations. In accordance with ASC 805, Business Combinations, we generally recognize the identifiable assets acquired and the liabilities assumed at their fair values as of the date of acquisition. We measure goodwill as the excess of consideration transferred over the net of the acquisition date fair values of the identifiable assets acquired and liabilities assumed. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

We describe our accounting policy for business combinations in Note 1. Description of Business and Summary of Significant Accounting Policies in the accompanying notes to our consolidated financial statements. We describe the business combination completed during the year ended December 31, 2022, and the estimates and assumptions used for each business combination in Note 17. Business Combinations and Disposition in the accompanying notes to our consolidated financial statements.

Goodwill and Intangible Assets

In addition to intangible assets acquired individually, we have identified intangible assets and generated significant goodwill through our acquisitions. Brand, software, trademarks, copyrights and patents are amortized to cost of revenue and general and administrative expenses to operating expense on a straight-line basis over their estimated useful lives. Intellectual property rights with definite lives are amortized to operating expense over their estimated economic useful lives or the period over which we have exclusive and unrestricted rights to the content under the contract.

We evaluate goodwill and indefinite-lived intangible assets such as membership and publishing rights for impairment annually as of October 1, or earlier if an event or other circumstance indicates that it may not recover the carrying value of the asset. If we believe that, as a result of its qualitative assessment, it is more likely than not that the fair value of a reporting unit or other indefinite-lived intangible asset is greater than its carrying amount, a quantitative impairment test is not required. Reporting units are businesses for which individual financial information is available. If a qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit goodwill or other indefinite-lived intangible asset exceeds its fair value, a quantitative impairment test is performed. The Company may elect to bypass this qualitative assessment for annual impairment evaluations as of October 1 for some or all of its reporting units and perform a quantitative test. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, an impairment charge is recorded for the amount by which the carrying amount exceeds the fair value, not to exceed the amount of goodwill recorded for that reporting unit. Application of the goodwill impairment test requires judgment based on market and operational conditions at the time of the evaluation, including management’s best estimates of the reporting unit’s future business activity and the related estimates and assumptions of future cash flows from the assets that include the associated goodwill.

As of the October 1, 2023 annual impairment testing date, five reporting units had goodwill – Munpia, Jakga, Wattpad Webtoon Studios, Wattpad, and eBIJ (in each case, including its subsidiaries, if any). On October 1, 2023, we performed a quantitative annual impairment test for all reporting units, which resulted in $25.6 million, $31.7 million and $6.1 million impairment of goodwill at Munpia, Jakga, and Wattpad Webtoon Studios reporting units, respectively. The remaining goodwill at the Munpia, Jakga, and Wattpad Webtoon Studios reporting units following impairment were $196.6 million, $14.2 million, and $5.6 million, respectively. No goodwill impairment was recorded for the Wattpad and eBIJ reporting units given as each of their fair values exceeded respective carrying values by more than 9%.

The fair value of each reporting unit was estimated using a discounted cash flow method with significant inputs such as projected future cash flows, discount rate and terminal growth rate. Our cash flow assumptions are based on detailed, multi-year forecasts performed by each of our operating reporting units that reflect our business plans and market outlook information. The discount rates are determined based on each reporting unit’s cost of capital proportionately weighted between each type of capital (i.e., debt and equity). Terminal growth rates are based on historical industry growth patterns, the reporting unit’s sustainable growth rate, and macroeconomic factors such as GDP growth and inflation rates. The carrying values were based on each respective reporting unit’s net asset balance as of October 1, 2023 and included directly attributable assets and liabilities, including goodwill.

There was a material change in the cash flow assumptions that led to the impairment of goodwill arising from a delay in realizing synergies and returns from investments in content creation and IP Adaptations, the postponement of releases for major works, and the delay in web-novel video production at the Munpia, Jakga, and Wattpad Webtoon Studios reporting units, respectively, as of October 1, 2023.

We believe that our calculation for estimating the fair value of reporting units incorporates reasonable estimates and suitable assumptions. However, there exists the possibility of a material change in the future due to unforeseen events. If future results diverge from our current assumptions and estimates, we may face potential material impairment charges. The following table provides, in isolation, estimated fair value impacts for each of our reporting units related to a change in a key assumption such as a 100 basis-point decrease in projected cash flow, a 100 basis-point increase in discount rate, or a 100 basis point decrease in terminal growth rate:

	Change in estimated fair value
(in thousands of USD)	-100 bps Projected Cash Flow	+100 bps Discounted Rate	-100 bps Terminal Growth Rate
Wattpad	$6,335	$32,594	$36,568
Munpia	2,098	17,834	16,867
eBIJ	1,327	16,350	12,717
Wattpad Webtoon Studios	101	1,912	1,301
Jakga	184	1,621	1,078

As a result, there are inherent uncertainties related to these judgments and factors in applying them to the goodwill impairment tests. Potential events or circumstances that could reasonably be expected to negatively affect the key assumptions and ultimately impact the estimated fair value of each reporting unit may include a prolonged downturn in the business environment, delays in production or releases for major works, changes in economic conditions that significantly differ from our assumptions in timing or degree, failure to retain or increase our paying users, significant competition to attract and empower our creators and users, volatility in equity and debt markets resulting in higher discount rates, and unexpected regulatory changes.

Recent Accounting Pronouncements

See Note 1. Description of Business and Summary of Significant Accounting Policies in the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus for more information.

JOBS Act Accounting Election

When we submitted the draft registration statement of which this prospectus forms a part, we qualified as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. In particular, an emerging growth company is not required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

provide certain disclosures regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act; or

•	obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for adopting new or revised financial accounting standards. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we no longer qualify as an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. See “Risk Factors—Risks Related to This Offering and Ownership of our Common Stock—Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.”

We ceased to be an emerging growth company as of the end of fiscal year 2023 because our annual gross revenues exceeded $1.235 billion for that fiscal year. However, we will continue to be treated as an emerging growth company for disclosure purposes in this prospectus until the earlier of the completion of our initial public offering or the end of the one-year period beginning on December 31, 2023, and we may choose to take advantage of some but not all of these reduced reporting burdens for purposes of the prospectus.

BUSINESS

Our Vision

To be the world’s storytelling technology platform empowering creation by anyone, for everyone.

The story of WEBTOON is best told through the stories of our creators.

•

Rachel Smythe is a reader turned creator who discovered WEBTOON through her love for short horror stories. At the time, she was juggling multiple jobs in retail and graphic design. She started publishing content on our platform as a hobby. Her hit web-comic series, Lore Olympus, is the romantic retelling of the Greek myth of Persephone. It quickly gained popularity after its launch on WEBTOON in 2018 and had over 1.7 billion cumulative page views as of March 31, 2024. The series has won the Eisner Award and Ringo Award for Best Web-Comic twice, in 2022 and 2023, and won three consecutive Harvey Awards for Digital Book of the Year, making it the first series to do so. The print book is a New York Times bestseller and is currently in the process of being adapted into an animated streaming series.

Rachel Smythe, creator of Lore Olympus

Lore Olympus, web-comic

Lore Olympus, print book12

[12]	Pictures provided by INKLORE

•

Seok Jo started a semi-autobiographical story, The Sound of Your Heart, in 2006, hoping to spread cartoons to new audiences. Today the story remains one of the longest-running web-comic series on our platform, ending on its 1,237th episode in 2020. It was also published as a print book and adapted into a streaming series in 2016, streamed online through NAVER TV. The follow-up series, The Sound of Your Heart: Reboot, was produced by Netflix in 2018. In Jo’s own words, featured in the final episode— “I was able to continue the telling of a single WEBTOON story across 14 years, thanks to my fans. I will work on other stories, always remembering this feeling.”

Seok Jo, creator of The Sound of Your Heart

The Sound of Your Heart, web-comic

The success of WEBTOON is rooted in the success of Smythe, Jo and the 24 million creators on our platform as of December 31, 2023.

Overview

WEBTOON is a global storytelling platform where a vibrant community of creators and users discover, create and share new content. We have pioneered a cultural movement by revolutionizing the storytelling format and democratizing content creation and publication. WEBTOON empowers creators, by enabling them to participate economically in their own creation, and users, by offering an endless library of content. Our community connects 24 million creators with approximately 170 million monthly active users in over 150 countries around the world.13

Our founder, Junkoo Kim, started WEBTOON in 2005 while he was working as a search engineer at NAVER, the largest internet company in Korea. Junkoo was a lifelong lover of comics and their rich and vibrant worlds and diverse characters. He wanted to create a platform that empowered creators to share stories and for fans, like himself, to discover this unique content. Instead of a traditional storytelling format, confined to a page or screen, he pioneered something different. Through serialized releases of bite-sized episodes available online, he created a format that was not only easily accessible and highly engaging for fans, but also easier for creators to create and share with a wide audience. WEBTOON initially focused almost entirely on seeding differentiated content and fostering user engagement until we began our Paid Content business model in 2012 and then began operating as an independent unit within NAVER in 2017. Though our roots are in Korea, we have built a truly global platform in the nearly two decades since our founding, broadening the reach and impact of our creators and their content.

[13]	The number of creators is as of December 31, 2023. The number of monthly active users and countries are as of the quarter ended March 31, 2024 and as of March 31, 2024, respectively.

Content on our platform tells stories created by our creators through multiple immersive formats. On our platform, creators tell long-form stories through our iconic serialized narratives in the form of short-form, bite-sized episodes. This content format results in a habitual behavior with an engaged user base. These stories are told primarily in two ways—web-comics, a graphical comic-like medium, and web-novels, which are text-based stories. The web-comic medium tells stories using a continuous vertical-scroll format that is easily read on mobile devices. For both formats, the serialized release of content is analogous to chapters of a book. These formats are not only accessible and highly engaging for fans, but also easier for creators to create, share and monetize their stories. We are able to further extend the reach, impact and monetization of our content by adapting it into other media formats such as film, streaming series, games, merchandise and print books. Over the past decade, we have adapted over 900 titles, including over 100 streaming series and films, more than 200 books, over 70 games and over 11 million consumer product units as of March 31, 2024.

Creators power our content engine by authoring immersive visual stories, or titles, developing imaginative new characters and inspiring fandoms. Our creator base ranges from the individual enthusiast with a love of storytelling to the professional author building a brand and an enterprise on our platform. WEBTOON provides creators with an opportunity to monetize their creativity through various means, including Paid Content, advertising and IP Adaptations. Our platform serves both amateur and professional creators, the latter defined as creators who monetize through Paid Content on our platform under formal creator agreements with Paid Content revenue sharing provisions. We consider these two groups of creators separately because their intention is often distinct: amateur creators may come to our platform simply for the love of our unique form of storytelling and to connect with an engaged and like-minded audience, and the vast majority of the 24 million creators on our platform are amateur creators. Professional creators are often building a brand and an enterprise on our platform. We believe there exists a strong potential for our amateur creator base to serve as a source of future professional creators. Particularly in markets where the creator talent base is in earlier stages of development, building a local amateur creator base will be one of the most important drivers of future professional content. A core part of our strategy in those markets is identifying high-potential amateur creators whom we promote and help start monetizing their content on our platform. For example, as of December 31, 2023, more than half of all web-comic professional creators in the United States were originally amateur creators on CANVAS. In the year ended December 31, 2023, the average earnings per professional creator on our platform were $48 thousand, with top 100 creators earning an average of $1 million, and cumulatively, our creators earned over $2.8 billion between 2017 and 2023. Due to the deep and continuous user engagement fostered through our serialized format, content on our platform has greater longevity. Some of the most successful series on our platform continue to attract new users after more than 10 years.

Users come to our platform to discover and consume engaging and immersive content. Our creators tell stories that are relatable to global audiences, attracting users across age groups, geographies and genders. In fact, according to our April 2024 survey we conducted of our U.S. users, 97% agreed that WEBTOON is entertaining and fun, achieving a higher score than other platforms including Roblox, Netflix and TikTok. The web-comic format has grown in popularity globally, with particular affinity among Gen Z audiences. As of March 31, 2024, our user base was highly global across over 150 countries with over half of our monthly active users coming from outside of our core markets of Korea, Japan and the U.S. and Canada. Our largest proportion of users are Gen Z (under 24 years old) and millennials (25 to 34 years old), who are mobile-first, highly engaged users with increasing purchasing power.

Community reinforces the benefits to creators and users on our platform. We help users and creators build relationships and engage with one another over content. As users, or “fans,” often develop a personal connection to the titles on our platform, they relish the direct engagement with creators through both our comments section at the end of each episode and the “Creator Profile” section, where creators can post messages and users can respond directly. Fans also appreciate the ability to potentially influence how stories unfold and how their favorite characters evolve, as creators may choose to incorporate fans’ feedback. This enables a positive feedback loop for content creation and user engagement. This community engagement powers a flywheel of user engagement and creator readership, which in turn drives WEBTOON’s success.

This vibrant ecosystem is amplified by our foundational technology and artificial intelligence capabilities, which enable content creation, along with our content discovery and recommendation engines. Our content creation technology helps creators enhance their storytelling skills, tailor the content to various global audiences and build more engaged, wider fan bases around the world. For users, our technology enables a personalized recommendation model and rule-based curation methodology to encourage new content discovery. These tools are highly scalable across markets and our newer markets are able to benefit from the content and platform infrastructure we have invested in and refined in Korea and Japan.

Our business model is driven by the shared success of all those who participate in our platform. The result is earnings for creators, diversity of content for users to enjoy, high-intent and relevant audiences for advertising partners and a multitude of intellectual property to be adapted by media partners. Greater engagement leads to higher revenue growth and stronger user economics, which in turn provides us the benefit of diversified revenue streams and allows for reinvestment into the creators on our platform. For the year ended December 31, 2023, we generated revenue of $1,282.7 million, net loss of $144.8 million and Adjusted EBITDA of $11.7 million, representing a net loss margin of (11.3)% and an Adjusted EBITDA Margin of 0.9%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Our Platform

Our creators, users and content drive a powerful community flywheel. By creating and publishing new and diverse content, creators on our platform help drive the scale of our user base. In turn, users build relationships with creators through real-time feedback and praise on content; fandoms built around popular characters, storylines or in-story universes; and monetary support through payments for access to content. This attracts new creators to our platform, who expand our community and deepen engagement with fans, which leads to an even stronger feedback loop and encourages more content creation. We further amplify this flywheel through other monetization models, including advertising and IP Adaptations. Finally, our platform is underpinned by our foundational technology and artificial intelligence, enabling content creation and discovery and recommendation. The result is increased user engagement, creator prosperity and, ultimately, WEBTOON success.

(1)	Graphic shows user metrics, creator metrics and content metrics as of the quarter ended March 31, 2024, as of December 31, 2023, and as of December 31, 2023, respectively.

Our Content

We pioneered a new form of digital storytelling. Most of our content consists of long-form stories that are serialized into short-form image- or text-based pieces released on a weekly schedule. We focused on the development of this type of digital content because this mode of storytelling is not only appealing to our users, but it is also well suited to the success of individual creators. Creators can write new stories simply and easily, without expensive equipment or training. Creators are empowered to experiment and innovate because the time and resources required for each individual episode is less intensive than what would have gone into the entire title, and because creators receive real-time feedback from users. The bite-sized format leads to a high velocity of new content being released, driving more frequent user engagement. This format is specifically popular with Gen Z and millennial users because of their preference for bite-sized, flexible content. Finally, this format lends itself to a highly scalable content model that can be monetized both across geographic markets and across media formats via adaptations such as film and streaming series.

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Web-comics are digitally created, weekly serialized stories expressed through vertical, continuous graphical content. Web-comics are optimized for scrolling and often include unique special effects, such as sounds and animations. Web-comics generate the vast majority of revenue on our platform. As of December 31, 2023, creators had published over 450 thousand web-comic stories on our platform. As of December 2023, we enjoyed the number one market position in web-comics in all of our major geographies, including Korea, Japan, the U.S. and multiple geographies throughout Southeast Asia and Europe in terms of monthly active users.[14]

[14]	Data is from data.ai (a Sensor Tower company). The monthly active users number from data.ai (a Sensor Tower company) only includes smartphones.

Lore Olympus is a romance web-comic created by Rachel Smythe and launched in March 2018. The web-comic details the friendships, gossip and love lives of the gods of Greek mythology. The series has over 1.7 billion cumulative page views as of March 31, 2024, and won the Eisner Award for Best Web-Comic in both 2022 and 2023.

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Web-novels are digitally created, weekly serialized stories expressed through text with many titles releasing new content three to five times a week. As opposed to an eBook—a traditional long-form, text-based, online book (often an online version of a print book)—a web-novel is a long-form story serialized into short-form. Similar to our iconic web-comic format, the serialized nature of web-novels encourages habitual engagement from our users. Web-novels have an even lower barrier to creation than web-comics given that no illustration is required. This leads to a greater velocity of content generation. As of December 31, 2023, creators had generated over 54 million web-novel stories on our platform. As of December 2023, we enjoyed number one market positions in web-novels in Korea and the U.S. in terms of monthly active users.[15]

[15]

Market positions are based on aggregation of smartphone application and desktop and mobile web monthly active users. The smartphone application data is from data.ai (a Sensor Tower company), and the desktop and mobile web data is based on estimated metrics from SimilarWeb. Market position in Korea includes monthly active users for NAVER SERIES.

Through My Window is a romance web-novel written by Ariana Godoy. Originally published in Spanish, it has earned a combined total of greater than 280 million reads between its original language and the English adaptation as of March 31, 2024. The web-novel portrays the main character’s longtime crush on her mysterious next-door neighbor.

The size, breadth and depth of our content library are our key competitive strengths. Because our content is bite-sized, we empower creators to experiment and innovate, and receive feedback directly and in real time. This results in a high velocity of new content creation, with 124 thousand episodes published daily in the quarter ended December 31, 2023. For example, My Life as a Loser is a Korean web-comic first published in November 2019. The story quickly gained popularity, reaching over 1 million readers within the first two weeks and steadily increasing over time due to the weekly serialized nature of the releases. Even as the number of users grew, the number of paying users grew even faster as paying ratio increased. On our platform, there are a number of stories that generate strong demand—117 stories generated over $1.0 million of Paid Content GMV in the year ended December 31, 2023. However, our stories are also well-distributed with less than 20% of our Paid Content GMV in that year generated by our 100 highest grossing stories.

Our content resonates globally, and our strategy includes the translation, adaptation and exportation of stories from one geography into another. For example, True Beauty, a romantic-comedy web-comic that was published in 2018 by a Korean creator, Yaongyi, has reached approximately 6.4 billion cumulative page views across 10 available languages, with over 76% of the page views coming from outside of Korea as of March 31, 2024. The title was also adapted into a streaming series in 2020 and reached global audiences on Netflix, Prime Video and Apple TV. Similarly, Lore Olympus, a web-comic that was published in 2018 by a creator in New Zealand, Rachel Smythe, has reached over 1.7 billion cumulative page views across seven available languages as of March 31, 2024. In any given market, we see the success of local content (original content created on our platform in the local language) as well as imported content (original content translated into other languages).

Our global platform enjoys connectivity and synergy across content, creators and users. We also tailor our strategy by geography and often operate multiple consumer offerings to best serve local consumer and creator preferences. For example, in Korea, we offer ORIGINALS for professional web-comic content, CANVAS (locally known as Challenge Comics) for amateur web-comic content and multiple web-novel offerings targeted at different audiences. In Japan, our primary offering is LINE MANGA. Because of the widespread popularity of traditional offline manga, our local strategy uniquely includes the digitization of traditional offline manga, intended as a user acquisition tool. We have successfully converted digitized manga readers into consumers of our WEBTOON-format web-comics, with web-comics now accounting for the majority of content viewed by daily users on our platform in Japan. In North America, we adapted our ORIGINALS and CANVAS offerings to local consumers by, for example, adding more social features that are popular with North American users.

We have strategically used acquisitions to grow our audience, deepen our reach in new geographies, diversify our creator base and expand our capabilities. In June 2023, we acquired, from NAVER, Wattpad, the largest global web-novel distribution platform for English-language content, with 89 million monthly active users as of the quarter ended March 31, 2024, which had been our sister entity since it was acquired by NAVER in May 2021. The Wattpad acquisition expanded our web-novel offering into North America and Europe and deepened our library of web-novels, which serves as a rich source of content for adaptations into web-comics. It also widened our creator and user acquisition funnel in North America and Europe. In 2022, we acquired eBIJ, a leading Japanese publisher of web-based stories, thereby consolidating the then-largest web-based (eBookJapan) and app-based (our LINE MANGA) online comic offerings into one and strengthening our market leadership in Japan.

Our Creators

WEBTOON is powered by our creators and the content they bring to life on our platform. Our creators are inspired by the ability to tell their stories globally. Our creator strategy is to reach the broadest number of potential creators globally, to provide a platform that enables creator success and then to drive impact and earnings for our creators.

(1)	Chart shows amateur creator metrics as of December 31, 2023, and professional creator earnings as of the year ended December 31, 2023.

Our platform serves both amateur and professional creators. Amateur creators are defined as those who do not currently monetize through Paid Content on our platform and professional creators are defined as those who do so. As amateur creators gain popularity on our platform, we may sign formal creator agreements with them which will allow them to share revenue generated by users paying to access their content and thereby become professional creators.

Amateurs are hobbyists and enthusiasts; anyone can become an amateur creator. These creators come to our platform because of their love of storytelling and the complete freedom to express whatever they desire (without editorial interference), as well as to access our high-intent and engaged global audience and the potential for future financial success. Professional creators, on the other hand, are building small businesses on our platform. Professionals can include both WEBTOON-born amateur creators that ultimately build a large following, as well as existing professional content creators from other industries or publishers.

(1)

In chart (left), geographical distribution of creators is as of December 31, 2023, and “RoW” (Rest of World) includes French, German, Spanish, Indonesian, Thai and Taiwanese. Publishing languages are used as a proxy for location.

(2)	In chart (right), creators include professional creators and amateur creators.

The scale of our creator earnings is an indicator of our success in empowering creators. Cumulatively, our creators earned over $2.8 billion between 2017 and 2023. For the year ended December 31, 2023, professional creators earned on average $48 thousand per creator, top 100 creators earned on average $1 million per creator, and 483 creators earned at least $100 thousand.

Our creator base is also well distributed globally. Initially, our creator and user bases were concentrated in Korea. While in our early years we focused on cultivating the Korean creator ecosystem and content, we always recognized our platform’s global potential and aspired to expand globally. Over almost two decades since our founding, WEBTOON has done just that. As of December 31, 2023, our platform had 55.1 million pieces of content for users everywhere to enjoy, and including Wattpad, empowered a creator base of 24 million.

Our Korean creators demonstrate the power of our platform and its global reach. Korea accounts for over half of our platform’s professional and amateur creators (excluding Wattpad), based on publishing language as a proxy for location. There is demonstrated global demand for Korean stories, as 47% of titles by professional creators outside of Korea are local to Korea and have been translated into other languages or imported into other geographies as of December 31, 2023. There were 1,163 and 655 imported titles available on LINE MANGA and WEBTOON English, respectively, as of December 31, 2023, an annual increase of 48% and 34%, respectively.

(1)	Composition of global creators is as of December 31, 2023.

Our Users

As of the quarter ended March 31, 2024, approximately 170 million monthly active users from over 150 countries engaged on our platform across mobile and desktop devices. Our users are diverse across age, geography and gender. Our largest proportion of users are Gen Z (under 24 years old) and millennials (25 to 34 years old), who are mobile-first, highly engaged users with increasing purchasing power.

Our user strategy is to bring scaled audiences around the globe to our platform, to deliver them unique and easy-to-consume content, customized for their preferences, to drive more habitual engagement and ultimately, to induce them to pay for content.

(1)	Chart shows MAU, Daily Time Spent and MPU metrics as of the quarter ended March 31, 2024.

We acquire a significant portion of our user base through organic means. The strength of our brand, our leading market position in multiple regions and the viral nature of our stories enable us to benefit from word-of-mouth user adoption. We amplify organic marketing through collaborations with local creators or other popular technology platforms, such as our collaborations with Discord, Patreon and DC Comics, as well as through IP Adaptations. We also employ paid marketing strategies such as brand marketing, performance marketing and in-app giveaways, especially in countries such as the U.S., where we are meaningfully underpenetrated compared to our addressable user opportunity.

Once on our platform, we focus on user engagement and retention through multiple means. Our primary engagement and retention tool is the nature of our content. According to our April 2024 survey we conducted of our U.S. users, 77% of respondents agreed that WEBTOON has content they cannot find anywhere else, and 97% agreed that WEBTOON is entertaining and fun, achieving a higher score than other platforms including Roblox, Netflix, and TikTok. Users who discover our platform typically remain active because of the serialized form of our compelling content, which naturally creates a regular cadence of user frequency, and because of our simple and easy-to-use user interface. For instance, according to our April 2024 U.S. user survey, 85% of users visit WEBTOON four or more times per week, and more than 50% visit WEBTOON seven or more times per week. We historically experience higher user engagement and monetization in the third quarter of the calendar year due to the seasonal impacts of global vacation and holiday schedules of our users. We also leverage artificial intelligence combined with data on prior user consumption trends to provide users with a curated, personalized experience. In the month of December 2023, 33% of our NAVER SERIES readers and 35% of our WEBTOON English readers read a new story that we recommended. Finally, we allow users to interact directly with creators through creator profiles, which increases engagement. As of the quarter ended March 31, 2024, readers spent on average 26 minutes, 39 minutes, 28 minutes and 57 minutes per day on WEBTOON Korea, LINE MANGA, WEBTOON North America16 and Wattpad, respectively.

The majority of content on our platform is free to consume. Some content can only be accessed if a user pays. Users can pay by purchasing Coins, which can then be used to purchase content on our platform. Users can access this Paid Content in two different ways. A Fast Pass provides users with early access to upcoming episodes for ongoing series. A Daily Pass provides users with access to locked episodes, primarily from completed titles, meaning a series that is no longer publishing new episodes. Users receive a certain number of Daily Passes for free each day; additional Daily Passes and any Fast Passes must be purchased. Through the rewarding of Daily Passes and other targeted marketing campaigns, we provide engaged users with an opportunity to experience premium Paid Content for free, a process of habituation that induces their willingness to pay for content.

We also believe that we have a differentiated ability to advertise on our platform in a way that is additive to the user journey, rather than detracting. For example, one of our primary advertising products allows users to unlock Paid Content for free by viewing certain pre-roll ads. According to our April 2024 survey of our U.S. users, 80% of Fast Pass users are willing to watch an ad for an episode. That format has also already demonstrated widespread success in Japan, where over 50% of LINE MANGA users view pre-roll advertisements at least once each month. We also believe we have a differentiated ability to offer advertisers other ad formats such as display; according to our April 2024 user survey of our U.S. users, WEBTOON users are more than twice as likely to pay attention to ads on our platform as compared to Netflix, X, Reddit, or Snap.

[16]	We measure users who read WEBTOON in the U.S. as a proxy to track time spent by users in North America.

OUR USER BASE IS HIGHLY ENGAGED AND DEEPLY LOYAL

77% of users agree that WEBTOON has content they cannot find anywhere else

9 in 10

Users are Established (Using WEBTOON for 1+ year)

97%

of Users Agree WEBTOON is More Entertaining and Fun than Roblox, Netflix and TikTok

71%

of Users Agree that WEBTOON has the Best Content

86%

of Users Believe WEBTOON Makes them Feel Good

~30-120 mins

Spent Per Day by a Majority of Users

More Users Spend 1+ Hour

on WEBTOON than Users Who Spend 1+ Hour on Facebook, X, Instagram, Reddit, Discord and Other Platforms

Data as of April 2024 for US users

Our Community

The power of WEBTOON lies in the interactions of the various stakeholders on our platform—user to user, user to creator and creator to creator. Users build fandoms around beloved content, meeting others with similar passions. This social aspect of our platform drives greater user engagement. Users also leave comments and reviews for creators—praise and feedback on stories—and support their favorite creators monetarily. For example, every month year to date as of December 2023, users posted an average of approximately one million comments on WEBTOON Korea and on WEBTOON English, and the creator profile offering saw on WEBTOON English a 55% increase in number of new posts year over year as of December 2023. Creators are inspired by this support and can incorporate feedback into future episodes. Finally, creators interact with each other, sharing best practices and advice. Altogether, this community powers a flywheel of engagement and creator success that has been the key to our success.

IP Adaptations

We enter into agreements with certain content creators who have stories with potential to become franchises across media formats. Using our multitude of proprietary data on which stories have resonated most with users in the past, we are able to identify and scale winning stories on our platform. We subsequently invest and scale such stories via adaptation into other formats, including films, streaming series, animation, video games, print books and merchandise. The majority of these adaptations are produced in partnership with third-party production companies in the form of a licensing agreement or in a limited pre-production capacity where we are paid a production fee for a service such as script development. The majority of production costs in these cases are borne by a third-party production partner. Occasionally, we may choose to rely entirely on our in-house production capability to produce the adaptation, if we determine the potential reward to be substantially in excess of the investment risk and the magnitude of the required investment to be manageable.

IP Adaptations have the benefit of extending the monetization potential of our content and increasing creator earnings. Our “One Story Multi-Use” strategy enables us to monetize a single story across multiple media formats and geographies. These adaptations also act as a source of organic user acquisition. Many users come to our platform after enjoying the adapted version of a story to discover the original web-comic or web-novel. For example, in the two months after we released Sweet Home on Netflix in December 2020, we saw a 30% increase in average monthly new users, compared to the two months prior to December 2020. We have multiple major projects underway alongside top directors, producers, and actors.

A core of our strategy is identifying Korean-originated stories with global adaptation potential, and we have a track record of successful adaptations of Korean-originated stories for a global audience. For example, True Beauty was launched in Korea in April 2018; and as of March 31, 2024, it is available in 10 languages, has generated 6.4 billion cumulative page views including more than 76% outside of Korea, and was adapted into a TV series available on Netflix, Amazon Prime Video, and Apple TV. In addition, the following TV series based on Korean-originated stories have all reached number one on Netflix in the last few years: Mask Girl in August 2023, Bloodhounds in June 2023, All of Us Are Dead in February 2022, and Hellbound in November 2021. We have also successfully adapted Korean stories into film, such as Moon Man in July 2022, which was a top 10 grossing film in 2022; and into animation, such as Lookism in December 2022, which was a Netflix Top 10 series.

We have also seen early success in cultivating local talent in the U.S. and adapting these stories to a global audience. For example, Lore Olympus was originally published on CANVAS, our offering for amateur web-comics, in 2017 and generated 2.7 million cumulative page views in the first 8 months. By 2021, Lore Olympus was adapted into 7 languages and reached number one on our North America professional web-comic offering. The print book adaptation of the web-comic is a New York Times bestseller and is currently in the process of being adapted into an animated streaming series. North America content on Wattpad has also been adapted into TV series, film, and animation. For example, The Kissing Booth has been adapted into three seasons on Netflix with the second season garnering 66 million viewers in the first four weeks.

Foundational Technology and Creator Support

Our content enablement technology, artificial intelligence and data analytics capabilities and creator support services are key pillars of our platform. We facilitate and democratize storytelling through an end-to-end technology toolkit enabling success, from creative development to publishing to user acquisition and, ultimately, monetization. Access to various aspects of this toolkit depends on the needs of the individual creators, with additional support offered to professional creators. Our creator toolkit includes the following.

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Content management tools: Enable amateur and professional creators of most of our offerings to publish content, manage their series and episodes, view an analytic dashboard and monitor their viewers’ comments.

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Creation support tools: Products aimed at reducing the workload for creators to produce high quality content through artificial intelligence. For example, a new product in the testing phase, Shaper, allows creators to build 3D character models in order to change that character’s poses seamlessly and without the need to sketch each pose. Another product in the testing phase, Constella, then leverages AI to convert these 3D character models in various poses to natural looking 2D characters in the creator’s drawing style in the targeted poses.

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Community tools: Enable an actively engaged social community that provides comments, praise and feedback on content. Includes the creator page, a dedicated individual webpage to facilitate creators’ communication with fans by publishing posts and holding votes.

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Professional development: We supplement these tools with multilayered assistance, such as matching writers with illustrators and offering varying degrees of editorial support and translation services to both professional and amateur creators. We also promote the stories that we have identified as having high potential for broader popularity throughout our platform, including cross-border into new geographies, and provide marketing and agency support regarding IP Adaptations.

We supplement our creators’ stories with an AI-powered recommendation engine that leverages our data advantage—deep, complex interest graphs mapping the type of content that different types of users enjoy the most. Finally, our community technology allows users to interact with their favorite creators, to influence the type of content being generated and to meet other users with similar interests.

Our technology benefits from our close relationship with NAVER as well. As a result of our relationship with NAVER, we have access to the learnings from their investments in artificial intelligence, such as user acquisition and advertising technology. At the same time, we combine these economies of scale in technology investments with the nimbleness and innovation of a high-growth startup.

Our Industry

We believe that the market opportunity for our offerings benefits from strong secular shifts and tailwinds. These trends in our favor include the following:

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Demand for High-Quality User-Generated Digital Content. User-generated content has been increasingly in demand. With the rise of social media, individuals around the world have been able to consume user-generated content at record pace. For example, 39% of weekly media hours consumed in the U.S. was user-generated content.[17] Digital comics are a growing portion of that user-generated content. The comic market is shifting from large distributors producing paper comics to user-generated digital comics. Additionally, the online comic books market is expected by 2022 to outpace the overall comic book market through 2030.[18]

•	The Rise of Creators. Creators continue to meet demand for user-generated content. Creators span hobbyists to small business owners, and many are young and tech-savvy; 30% of 18-to 24-year-olds

[17]	Content metrics are from a study by the Consumer Technology Association.
[18]	Analysis is from a report by Grand View Research.

and 40% of 25-to 34-year-olds in the U.S. consider themselves content creators.[19] By posting engaging and unique content, creators can both earn a living from their online presence and gain widespread notoriety. To date, creator tools have largely focused on photo and short-form video content. We believe there is growing demand for broader formats, including storytelling and web-comics specifically.

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Korean Cultural Exports Gain Global Adoption. The Korean Wave, also known as Hallyu, is a decades-long trend of the popularization of Korean pop culture on a global scale. These Korean cultural exports began in the 1990s, gained traction in the 2000s and rapidly accelerated in the last decade-plus, with K-pop, K-dramas and other Korean cultural exports entering the global mainstream. For example, music group BTS was named International Federation of the Phonographic Industry Global Recording Artist of the Year for 2020 and 2021; BLACKPINK became the most-streamed girl group in the world on Spotify in March 2023; Squid Game is the most-watched Netflix streaming series of all time; and Parasite won four Oscars, including Best Picture. The new format of web-comics also builds on a rich history of visual storytelling in Korea, having its origins in manhwa, Korean comics.

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The Rise of Global Content Franchises. Franchises are evergreen intellectual property that can be continuously adapted in multiple ways, and they have become increasingly popular and lucrative in recent years. For example, in 2022, nine out of the top ten grossing films globally were adaptations of existing franchise content or sequels, and three were part of the Marvel Cinematic Universe. Technology platforms have introduced new models of promoting viral content and driving global fandoms, with millions of individuals following popular creators such as Mr. Beast and Charlie D’Amelio, among others. For example, in 2022 the top 10 creators on Roblox each earned $23 million from selling original games and in-app purchases. Unlike traditional media models that require significant upfront investment to develop content, technology platforms have democratized the creation of content across content types, allowing any individual to develop high-quality premium content and distribute to a scaled audience. This new model of intellectual property creation also mitigates the traditional risk of whether a work will be a “hit” or “miss” that is inherent in traditional media production because unlike traditional media where producers and distributors have limited real-time audience feedback prior to release, our creators can receive user feedback in real time as they develop their works, engage with and respond to fans and adapt and invest to further expand engagement and popularity.

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Gen Z Purchasing Power on the Rise. Gen Z individuals increasingly desire short-form, user-generated content and are eager to consume cross-cultural content. Gen Z globally had over $360 billion in estimated disposable income in 2022, which has more than doubled compared to three years ago.[20] As Gen Z consumers enter the workforce and begin to have higher disposable incomes, their propensity to pay for content will likely increase.

Our Market Opportunity

We see a market opportunity of approximately $130 billion in Paid Content, $680 billion in Advertising and $900 billion in our IP Adaptations businesses.

Paid Content

We have a substantial market opportunity in growing our Paid Content revenue by attracting more users, driving higher engagement and paying ratio, and increasing our average paid content revenue per paying user (ARPPU). We believe we are creating and driving the growth of the overall category of web-comics and web-novels globally. This analytical framework focuses on the Paid Content market opportunity that we believe we can address given the current state of the web-comics and web-novels category. Over time, we see an opportunity to transform the category, supported by our own innovation and growth, and see a much larger long-term addressable market beyond what we have estimated here.

[19]	Metrics are from a report by HubSpot.
[20]	Data is from Gen Z Planet.

We view our Paid Content market opportunity in terms of our Core Geographies and All Other Geographies (excluding China).

Our Paid Content market opportunity in Core Geographies includes purchases by users for access to our content within Korea, Japan and North America (defined as the U.S. and Canada), our current primary-focus geographies. While we have a global presence with viral content and organic user traffic in over 150 countries, we primarily monetize in our Core Geographies. All Other Geographies include the Rest of World (excluding China). Although we may pursue future opportunities for our platform in China, our go-to-market strategy will significantly differ from other target geographies and will focus on leveraging partnerships with local players to address unique market dynamics. In light of different potential structures and monetization models, we exclude China for the purposes of sizing our Paid Content market opportunity.

Given the regional differences in market maturity and demographics, we estimate Paid Content market opportunity for each region separately. To calculate our market opportunity, we use 2023 population figures from Euromonitor, combined with our own estimates for penetration, conversion to paying users and average revenue per paying user for each region.

•

Penetration. Our penetration, or the percent of the total population in a geography that is a monthly active user on our platform, for the year ended December 31, 2023, was 48%, 17% and 6% in Korea, Japan and North America, respectively. In All Other Geographies, penetration was less than 2%. Among Gen Z, our penetration is higher than across all other age groups, with penetration levels of 73% in Korea among 19- to 24-year-olds, 32% in Japan among 15- to 24-year-olds and 16% in North America among 19- to 24-year-olds as of December 31, 2023.

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As we continue to expand our content library and increase appeal to a broader user base, we believe we can achieve higher penetration levels. We have therefore sized our Paid Content market opportunity based on a target penetration level of 50% of the overall population in Korea, Japan, North America and All Other Geographies (excluding China). Our target penetration is based on our current penetration in Korea, our largest and most mature market. We believe we have demonstrated the universal appeal of our content format given the globally distributed nature of our current user base and the engagement we have seen in every market.

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These target penetration levels are formulated using assumptions based on current Gen Z penetration levels and assume the ability to achieve such penetration levels amongst the broader population and in other regions and using reference points from other content platforms. Our target penetration level is purely indicative to provide the size of the potential penetrable market and is not predictive of what we might achieve at any time, which will depend on a number of factors including actual penetration levels in various regions and demographic groups, our ability to develop the market for web-comics and web-novels outside Korea and Japan and competition.

•

Paying Ratio. Our paying ratio, or the percentage of monthly active users on our platform who pay for content, was 15.5% in Korea, 10.1% in Japan, 3.2% in North America, and 1.1% in All Other Geographies (excluding China) in the quarter ended March 31, 2024. Wattpad, which is included in North America and All Other Geographies, has thus far strategically prioritized user scale and engagement over monetization, and as a result the vast majority of content on Wattpad today is free. Over time, we expect that we can monetize Wattpad at similar rates as our other offerings.

•

Approximately half of our user base is currently accessing our platform via our mobile apps, and our mobile app user base converts to paying users at higher percentages than our overall user base, which includes web-based users. Our mobile app paying ratio was 28%, 16%, 8% and 2% in Korea, Japan, North America and All Other Geographies (excluding China), respectively, in the year ended December 31, 2023. One of our key strategies in increasing content monetization includes migrating more of the web-based usage to mobile app usage, which has historically resulted in higher engagement and therefore higher paying ratio.

•	To size our Paid Content market opportunity, we assume that we can reach 40% paying ratio in all geographies.

•

Annual Paid Content Average Revenue per Monthly Paying User (annual ARPPU): Our annual Paid Content revenue per monthly paying user in the year ended December 31, 2023 was approximately $95 in Korea, $270 in Japan, $87 in North America and $50 in All Other Geographies (excluding China). Japan is our geography with the highest monetization rates given local consumers are already accustomed to paying for similar forms of content.

•

We believe we have the opportunity to increase ARPPU by continually habituating our user base, making more personalized content recommendations and optimizing our user conversion and pricing strategies. We have sized our Paid Content market opportunity assuming a potential annual ARPPU for Korea, North America, and All Other Geographies in line with Korea’s ARPPU which was $95 in the year ended December 31, 2023. In Japan, we assume that our average total ARPPU in the year ended December 31, 2023 of $270 (across both WEBTOON-format web-comics and digitized traditional manga) does not change, given already high monetization levels in Japan.

Altogether, this implies an addressable population of 275 million in our Core Geographies. Based on the number of monthly active users of 69 million we had on our platform in our Core Geographies as of the year ended December 31, 2023, our user scale represents 25% of our addressable user base within our Core Geographies. For reference, there are 102 million individuals under the age of 24 in these regions as of December 31, 2023. Our Paid Content market opportunity implied by our analysis in our Core Geographies is $15 billion, split across $1 billion in Korea, $7 billion in Japan, and $7 billion in North America.

Because of the nascency of the web-comic and web-novel market in North America and the strategic importance of that region, we also engaged a third party, Euromonitor, to estimate the long-term total addressable market (TAM) in that region. According to Euromonitor, the TAM for web-comics and web-novels Paid Content in North America is projected to reach $10.5 billion by 2028, implying significant upside to the opportunity size we estimate internally. Based on survey results, Euromonitor estimates a future annual North America Paid Content ARPPU of $203 per paying user, above our current Korea Paid Content ARPPU of $95 and North America Paid Content ARPPU of $87. Using Euromonitor’s estimates, based on our 2023 revenue in North America, we are less than 1% penetrated in our North America TAM today with a significant runway ahead.21

Across both Core Geographies and All Other Geographies, this analysis implies an addressable population of 3,291 million, which is approximately 50% of the total global population outside of China. Based on the number of monthly active users of approximately 170 million we had on the platform as of the quarter ended March 31, 2024, our user scale represents approximately 5% penetration of our addressable user base within our Paid Content market opportunity. For reference, there are 1,775 million individuals under the age of 24 in these regions as of December 31, 2023. Our Paid Content market opportunity implied by our analysis is $130 billion, including $115 billion in All Other Geographies (excluding China).

	Population (M)[22]	Target Penetration	Addressable Population (M)	Target Conversion	Target Paid Content ARPPU (Annual)	Paid Content Opportunity ($B)
Korea	52	50%	26	40%	$95	$1
Japan	125	50%	62	40%	270	$7
North America	375	50%	187	40%	95	$7
Core Geographies	551	—	275	—	—	$15
All Other Geographies (excl. China)	6,031	50%	3,016	40%	95	$115
Market Opportunity	6,582	—	3,291	—	—	$130

[21]

Euromonitor estimates from desk research, trade interviews with leading industry stakeholders in North America, and including a tailored consumer survey conducted in April and May 2024 in USA and Canada (N=2000).

[22]	Euromonitor Intl; Consumers 2023ed, millions of people based on the de Jure definition of population

We believe we remain early in the penetration of our addressable market opportunity. For example, according to a survey conducted by Euromonitor, among U.S. consumers of short form content who had never consumed web-comics or web-novels, 49% indicated that they would be interested in reading web-comics and web-novel content in the next 12 months.

Advertising

Our high-intent, sought-after user base attracts advertisers. Our advertising revenue has increased from $145.1 million in the year ended December 31, 2022 to $145.5 million in the year ended December 31, 2023. We believe that we have the opportunity to increase advertising revenue as we continue to innovate our advertising products and capture an increasing portion of the $68023 billion digital advertising market globally. We will also continue to invest in optimization and measurement capabilities to better align with our advertising partners’ objectives. We believe growth in advertising revenue will come from both existing advertising partners already on our platform, as well as acquisition of new advertising partners as we expand our advertising products.

IP Adaptations

IP Adaptations, including originally produced films, streaming series, video games, print books and merchandise, presents a significant additional market opportunity for our businesses.

•

Since our founding, we have adapted over 100 streaming series and films; over 70 games; over 200 books have been published as print books; and over 11 million consumer product units as of March 31, 2024. Total revenue from IP Adaptations increased from $82.5 million in the year ended December 31, 2022 to $108.3 million in the year ended December 31, 2023. Including all web-comic and web-novel content but excluding Wattpad, we had approximately 725 thousand total titles on our platform as of December 31, 2023. Out of these, over 900 titles were adapted into other content formats outside of web-comic and web-novel as of March 31, 2024, representing less than 1% of our content library and demonstrating significant runway for future adaptations out of our content library.

We believe that as our library continues to grow, and we continue to invest in the capabilities to produce IP Adaptations either in-house or with third-party partners, we can capture an increasing portion of the over $900 billion global entertainment industry consisting of the following categories:

•	The film and video industry is projected to be over $250 billion.[24]

•	The over-the-top (OTT) industry is projected to be over $250 billion.[25]

•	The print book industry is projected to be $82 billion.[26]

•	The gaming market is projected to be over $200 billion.[27]

•	The TV and movie merchandise market is projected to be $181 billion.[28]

Our Strengths

We believe that our key strengths include the following:

•	Leading Global Storytelling Platform. We pioneered a new form of globally adaptable storytelling that is digitally native, highly engaging and user-generated. We enjoy leading web-comic market

[23]	Analysis is from Statista.
[24]	Analysis is from the Business Research Company.
[25]	Analysis is from Statista.
[26]	Analysis is from Statista.
[27]	Analysis is from Statista.
[28]	Analysis is from Technavio.

positions as of December 31, 2023, in all of our major geographies, including Korea (#1), the U.S. (#1) and Japan (#1), and are ranked first in multiple geographies throughout Southeast Asia and Europe in terms of monthly active users.[29] In fact, according to our April 2024 user survey of U.S. users, 77% of respondents agreed that WEBTOON has content they cannot find anywhere else, and 97% agreed that WEBTOON is entertaining and fun, achieving a higher score than other platforms including Roblox, Netflix and TikTok. Our technology stack and user and creator products are highly scalable across markets and our newer markets are able to benefit from the content and platform infrastructure we have invested in Korea and Japan. Our stories are also critically acclaimed and globally successful. Additionally, our “One Story Multi-Use” strategy enables us to monetize a single story across multiple media formats and geographies. For example, since 2020, Sweet Home, Hellbound, All of Us Are Dead and Bloodhounds have all ranked number one on Netflix.

•

Creator Platform of Choice. We provide creators with access to high-intent audiences around the world who are passionate and engaged with web-comic and web-novel content. We provide creators with the essential resources for success, including tools to create, manage and monetize their content as well as interact directly with their fans. We also provide creators with multiple monetization opportunities, including revenue sharing from user purchases of Paid Content, advertising and IP Adaptations. In the year ended December 31, 2023, professional creators earned on average $48 thousand per creator, top 100 creators earned on average $1 million per creator, and 483 creators earned over $100 thousand. Our deep creator loyalty is evidenced by the fact that over the last three years, we retained 100% of professional creators who create web-comics on WEBTOON Korea and WEBTOON English.

•

Efficient Content Creation Engine. Our evergreen content creation is powered by 24 million amateur creators and approximately 13 thousand professional creators as of December 31, 2023, with 124 thousand episodes published on our platform each day in the quarter ended December 31, 2023. Because our content is bite-sized, this empowers creators to experiment and innovate and allows them to receive feedback directly and in real-time, resulting in a high velocity of new content creation. We also have a proven track record of content localization, enabling us to take content from one geography and leverage it to build an audience in a new geography and drive cross-border engagement.

•

Diversified Business Model. We generate revenue in multiple ways. In the year ended December 31, 2023, 80.2% of our revenue was from Paid Content, 11.3% was from advertising and 8.4% was from IP Adaptations. Our diversified business model enables us to monetize user engagements across a broad range, including through users paying for premium content. Our platform also enables us to monetize through advertising revenue in a way that is additive to the user experience. For example, according to our April 2024 survey of U.S. users, WEBTOON users are more than twice as likely to pay attention to ads on our platform compared to Netflix, X, Reddit, or Snap, and 80% of Fast Pass users are willing to watch an ad for an episode. IP Adaptations extend the monetization of our content across multiple formats and also serve as a source of organic user acquisition, attracting users to our platform to enjoy the original web-comic or web-novel.

•

Attractive, Engaged, Global User Base. We have a scaled and global user base of approximately 170 million monthly active users in more than 150 different countries as of the quarter ended March 31, 2024. Our user base is also highly engaged: in the quarter ended March 31, 2024, readers spent on average 26 minutes, 39 minutes, 28 minutes, and 57 minutes per day on WEBTOON Korea, LINE MANGA, WEBTOON North America and Wattpad, respectively, and the average user spent $11.5 on Paid Content per month in the quarter ended March 31, 2024. For instance, according to our April 2024 survey of U.S. users, 85% of users visit WEBTOON four or more times per week, and more than 50% visit WEBTOON seven or more times per week. The user base is young, balanced from a gender diversity perspective, digitally native and highly indexed to Gen Z and millennials.

[29]	Data is from data.ai (a Sensor Tower company). The monthly active users number from data.ai (a Sensor Tower company) only includes smartphones.

•

Purpose-Built Proprietary Technology. We have developed a purpose-built technology platform that supports every aspect of our business. We benefit from NAVER’s investments in research and development, combining these economies of scale in technology investments with the nimbleness and innovation of a high-growth startup. Our foundational technology enables creators to publish and manage content distribution, monitor earnings, illustrate graphics, monitor comments, detect piracy and translate stories. We also leverage data and artificial intelligence to inform a powerful recommendation engine.

•

Passionate Founder-Led Management Team. Our team is inspired by our love of storytelling and the opportunity to empower creators. Our leadership team is composed of executives with proven track records.

Our Growth Strategies

Our growth strategies include the following:

User Growth Strategies

•

Improve content localization in each of our core regions. In North America, we started to build our content library initially by importing web-comic titles available in Korean and translating them into English as well as working to cultivate a local creator base to drive original local content as a user acquisition, engagement and monetization strategy. We supplemented this effort with cultivating a local creator base, particularly among amateur creators, to drive original local content which we believe will help grow our North American user base, increase engagement and monetization on our platform. Similarly, in Europe, we are currently translating and contextualizing both Korean and U.S. original content into the local languages and cultures and will ultimately focus on developing local creator talent. In Japan, our strategy has focused on adapting traditional offline manga into a digitized format to attract legacy manga consumers, and then converting those digitized manga consumers into WEBTOON-style web-comic consumers. We are also prioritizing growing a local creator ecosystem in Japan, as a large portion of web-comics in Japan currently is sourced from Korea. As we seek to scale in new markets, we plan to continue to deploy these proven content localization strategies to expand the WEBTOON user base.

•

Acquire new users through diverse and differentiated channels. We plan to grow our user base globally both organically through word-of-mouth on hit titles and IP adaptations and through paid marketing including brand marketing campaigns and performance marketing. In addition, our Paid Content and IP Adaptations provide an effective means of acquiring and engaging new users. We also reach new creator communities and users through collaborations with popular platforms, such as Discord, Patreon, DC Comics and BTS’s HYBE Entertainment. In the near-term, our priority market for acquiring new users is North America, given the massive market opportunity there and the relatively established familiarity today with web-comics in Korea and Japan.

•

Increase engagement by continually improving our AI-based recommendation engine and launching new community and gamified features that have the potential to go viral. Our proven and disciplined strategy includes developing and testing new features in Korea first, and then deploying those features globally in other regions.

•

Expand to new geographies through targeted launches or acquisitions. Our criteria are based on the size of local user base, potential of local creator base, consumer purchasing power, familiarity with similar content formats and overlapping language. For example, the acquisition of Wattpad helped us reach a global and primarily English-speaking web-novel user base, which we also expect to be able to convert into web-comic users.

Creator Growth Strategies

•

Increase creator earnings We plan to continue to attract the best creator talent by continuing to provide compelling economic opportunities as well as by extending the global user reach for our creators. In order to grow creator earnings, we plan to expand our audience, promote cross-border consumption of existing titles and increase opportunities for creators to monetize through our Advertising and IP Adaptations businesses.

•

Cultivate fandoms by assisting high-potential creators with professional production support and launching awareness campaigns, including in-app promotions, creator branding and social marketing. Our ability to adapt web-comic and web-novel stories into diverse media formats helps promote these fandoms by allowing users to explore beloved stories in multiple formats, deepening creator engagement with their fans, and prolonging the lifespan of high-performing stories both on and off our platform.

•

Incubate local creators, especially in Japan and Rest of World. Our growing presence and brand recognition in these regions, including through highly popular IP adaptations, naturally attracts local talent. We also supplement this growth with targeted actions aimed at bringing local creators onto our platform. For example, we organize an annual web-comic contest for amateur creators in certain geographies, such as the U.S., providing monetary rewards and the opportunity to debut as a featured creator.

Platform Growth Strategies

•

Increase Paid Content monetization by improving conversion, optimizing the quantity of content subject to a paywall, optimizing pricing schemes and finding new monetization models. We also intend to increase Paid Content monetization by adding additional features that strengthen the community aspects of our platform and deepen the interactions between users and creators.

•

Accelerate the growth of our advertising business by enhancing our advertising products and reaching new advertisers. We plan to continue to invest in enhancing and diversifying our advertiser product offerings, including engaging and interactive advertising formats, as well as more targeted ad products leveraging the data we have. We have seen significant success with our advertising business in Japan and plan to accelerate the growth of our Advertising revenue in North America. In fact, according to our April 2024 survey of U.S. users, 80% of Fast Pass users are willing to watch an ad for an episode – indicative of our opportunity to grow our Advertising revenue without detracting from the user experience. In North America, we have historically focused less on growing our advertising business and now that we have established a large and engaged user base in North America, we expect to capitalize on that audience, through both Wattpad and WEBTOON. We also expect to build local advertising sales teams to bring more diverse advertisers onto our platform.

•

Further bolster the success of our IP Adaptations business by continuing to identify potential stories for adaptation into other media formats, such as film, streaming series, merchandise, games and print books. We are in early innings of our IP Adaptation business with less than 1% of our content library having been adapted. Today, we are focused on the “One Story Multi-Use” strategy by leveraging data to identify potential stories for adaptation into various formats such as film, streaming series, merchandise, games, and print books. Historically, we have taken a modest approach to direct production investment. Over the next two to three years, our roadmap incorporates disciplined capital deployment in greater rich media production and distribution capabilities for select opportunities where we see the greatest potential to build franchises and deliver high risk-adjusted returns. Through these initiatives, we believe we can build the next generation of global entertainment franchises on WEBTOON.

•

Continue to invest in our foundational technologies, especially in artificial intelligence. Technology powers our entire platform, from our recommendation engine to content generation capabilities for creators to anti-piracy. We have a unique technological advantage based on our utilization of machine learning and the diverse data collected across our platform. Our artificial intelligence and data analytics capabilities help us improve the user experience through better curation and personalization as well as the creator experience through products aimed at enhancing creators’ productivity and creativity.

•	Selectively pursue acquisitions where we see an opportunity to acquire a differentiated technology, creator or user community.

CREATOR

Ingrid Ochoa

Utah, USA

Creator of The Kiss Bet

First WEBTOON series in 2016

10 titles on WEBTOON, total 255M+ cumulative page views[1]

"The Kiss Bet" launched in 4 languages

Eisner Award nominee (Best Webcomic, 2021)

WELCOME

"I love the connection with readers from all corners of the globe. The comments, the interactions – it's like this awesome two-way street between me and the fans."

WEBTOON had me at their unique scroll format. It just felt like the perfect fit for my stories. Plus, I love the connection with readers from all corners of the globe. The comments, the interactions – it's like this awesome two-way street between me and the fans.

WEBTOON is all about boosting creators. That supportive vibe was a big green light for me. They've assigned me an amazing editor to assist whenever I need help with my series. The tools they provide are super easy to use, making it a breeze to upload and edit my stories.

[1] As of March 2024

Our Creators

THE KISS BET
ingrid oshea
The Kiss Bet

Our Creators

CREATOR

Kim Kyusam

Seoul, Korea

Creator of Vigilante

First WEBTOON series in 2006

14 titles on WEBTOON, total 2.7B+ cumulative page views[1]

"Vigilante" launched in 6 languages

Title adapted as live-action TV series on Disney+, #1 in 8 countries

"There is nothing as precious as a platform where creators can continue serialization, earn a stable income, and gain opportunities to pursue dreams."

I started my career as a comic artist in published comics, but due to poor sales, I received notice of discontinuation of serialization. I was preparing to obtain a real estate agent license when I received contact from WEBTOON. Since then, I have launched 14 titles on WEBTOON and they have always been with me throughout my journey as a creator. After serialization on WEBTOON, I was not only able to continue to draw comics, but also felt truly happy to receive real-time feedback from users. There is nothing as precious as a platform where creators can continue serialization, earn a stable income, and gain opportunities to pursue dreams.

[1] As of March 2024

Our Creators

CREATOR

POM

Tokyo, Japan

Creator of Senpai is an Otokonoko

First WEBTOON series in 2019

3 titles on WEBTOON, total 225M+ cumulative page views[1]

"Senpai is an Otokonoko" launched in 7 languages

Title adapted as animation series, to launch July 2024 on Crunchyroll

Senpai is
an Otokonoko
Senpai is an Otokonoko

Creator POM's character image

[1] As of March 2024

Our Creators

こうやって会わなければ

よっと

"Thanks to LINE MANGA and its readers, my dream of having my work produced as an animation series has become a reality."

Thanks to LINE MANGA and its readers, my dream of having my work produced as an animation series has become a reality. Through INDIES, I was able to take on the challenge and debut as a professional creator. Over the past four years of serialization, I have grown alongside LINE MANGA and had the opportunity to meet readers from overseas through WEBTOON platforms.

Our Creators

CREATOR

Anna Todd

California, USA

Creator of After series

First Wattpad series in 2013

6 titles on Wattpad, total 2B+ Cumulative page views[1]

"After" translated into 35+ languages

Title adapted as a film franchise with 5 films

"My life is completely different now than it was when I began my professional relationship with Wattpad."

My life is completely different now than it was when I began my professional relationship with Wattpad. I have over ten published novels and now my own imprint with Wattpad. It's been a dream come true and has impacted nearly every aspect of my life. When it comes to career support and becoming an international best-selling author, Wattpad's support has been endless.

Readers of this generation do not care about writing credentials; they only care about compelling storytelling. Working with Wattpad has taught me a lot about the business side of the industry while being able to maintain creative control and flow.

[1] As of March 2024

Our Creators

CREATOR

No.9

Tokyo, Japan

Creator of Savior of Divine Blood

First WEBTOON series in 2022

14 titles on WEBTOON, total 114M+ Cumulative page views[1]

"Savior of Divine Blood" to be launched in 7 languages

Title ranked #1 on LINE MANGA platform[2]

神血の
救世主

Savior of Divine Blood

[1] As of March 2024
[2] As of January 2024

Our Creators

“I felt that we were not merely a platform and creator, but rather actively supporting the growth of a title together.”

We are a team that produces both manga and web-comics. Since web-comics represent a relatively new field, there are endless possibilities to experiment with new forms of expression in titles and to explore various types of marketing promotions. LINE MANGA promotes our work as if it were their own.

“Savior of Divine Blood”, which launched in 2022, achieved an astonishing 120 million yen[1] in monthly GMV. This major success undoubtedly stems from LINE MANGA. We collaborate with LINE Manga as if we were one company. I felt that we were not merely a platform and creator, but rather actively supporting the growth of a title together.

[1] As of January 2024

Our Creators

USER

Adam Thomas

Pennsylvania, USA
Male / 30s

"We've individually found series and creators we really enjoy, but there are also stories we've grown to love as a family - like Lore Olympus."

My wife and I have each been reading WEBTOON for a few years. We keep coming back because each week our favorite series are getting updated and we're always finding new stories to check out. We've individually found series and creators we really enjoy, but there are also stories we've grown to love as a family - like Lore Olympus.

My favorite part of WEBTOON is the variety of content. It feels like every genre is covered and each has really cool stories. It's easy to quickly jump back into your favorite series when they are updated, and just as easy to find new series to check out. My wife really has loved so many of the romance and drama series, while there are so many gnarly action and thriller titles I can't stop reading. It's also super helpful that it's quick, fast, and easy to read the latest chapters when they update. I can literally read them between TV commercial breaks or on my way to work in the morning.

THE #1 WEBTOON PHENOMENON
RACHEL SMYTHE

Our Users

USER

Yuzu Onodera

Tokyo, Japan
Female / 21

“It is really convenient to read web-comics by scrolling up and down with one hand.”

I started reading LINE MANGA on the subway because it was a long commute. If I had carried around comic books, my bag would have been become heavy. However, just having a smartphone I could enjoy many kinds of comics using the LINE MANGA app. It is really convenient to read web-comics by scrolling up and down with one hand.

Our Users

USER

Na Changil

Songdo, Korea
Male / 30

"I read many web-comics from my teens, and after getting a smartphone, I started using the WEBTOON app."

I read many web-comics from my teens, and after getting a smartphone, I started using the WEBTOON app. The UI is neat, and the recommendation system works well, so I can quickly view titles that match my taste. Naver WEBTOON is the most popular web-comic service and has a lot of users, so it's also fun to look at other people's opinions with comments and ratings.

Our Users

USER

The Chemist

Virginia, USA
Male / 27

“My favorite thing about WEBTOON is the diversity in storytelling.”

Back in 2021, I read Lore Olympus by a friend’s recommendation and I got hooked immediately. There were so many interesting stories on WEBTOON, and now I have subscribed to a couple hundred web-comic stories. I have incorporated web-comic recommendations into my TikTok content and became the first-ever WEBTOON fan of the month last year.

My favorite thing about WEBTOON is the diversity in storytelling. My friends and I have talked about how the stories from the other content industry have been very formulaic over the past several years. The titles available on the WEBTOON platform are refreshing and put an interesting spin on concepts.

Our Users

USER

Park JooHyung

Bundang, Korea

Male / 14

“When I go to school, I ask my friends, ‘Did you see the updated title yesterday?’”

My favorite web-comic is a fantasy title, and there are many other interesting titles on WEBTOON. I can know a friend's tastes by asking what web-comic they like. When I go to school, I ask my friends, “Did you see the updated title yesterday?” When our favorite series is updated, we often wait and read it together.

Our Users

USER

Twill

Virginia, USA
Female / 33

"My favorite element about the platform has to be the community."

My favorite element about the platform has to be the community. Some of my best friends have come from WEBTOON, as we all have similar interests. There are so many different walks of life and nationalities on WEBTOON, but at the end of the day we get to come together in this community of ours and connect with each other.

There are incredible stories on here that I believe could become successful in other avenues as well. For example, I am really excited for Lore Olympus's animated series and really enjoyed the True Beauty live-action K-Drama. I think it speaks to the strength of the WEBTOON platform that they host so many incredible stories and IPs for other potential avenues.

Our Users

USER

Kitai Kento

Tokyo, Japan
Male / 25

"I will continue to support the release of my favorite works in various media forms."

Most manga are black and white, but I think the great advantage of LINE MANGA is that it is in full color and can be easily viewed everywhere using smartphones.

Recently, live-action and animation tv shows based on web-comics receive positive responses in Japan. I am very excited to hear that my favorite works on LINE MANGA are gaining huge popularity as tv series, and "Viral Hit" is also coming out as an animation show. I will continue to support the release of my favorite works in various media forms.

Our Users

PARTNER

Discord

California, USA

"Given WEBTOON's reach and popularity, we knew that Discord users would be excited about our cross-platform, promotional partnership."

There's a huge fandom of web-comic readers as well as content creators on Discord. Given WEBTOON's reach and popularity as the leading platform for web-comic creators to share their art and storytelling with their fans, we knew that Discord users would be excited about our cross-platform, promotional partnership.

WEBTOON has been a fantastic partner and we have truly enjoyed working with them since the beginning of our relationship. Our partnership has been one of strong collaboration, clear and proactive communication and the willingness to engage in open dialogue when exploring new ideas. We really valued their creativity, commitment to excellence, and our shared mission to deliver the best product experience for our customers.

WUMPUS
WONDERVENTURES

Branded web-comic featuring Discord mascot Wumpus

Discord

Our Partners

PARTNER

Com2uS

Seoul, Korea

"Advertising on WEBTOON offers the advantage of precisely targeting the ideal audience by analyzing their content preferences."

Advertising on WEBTOON offers the advantage of precisely targeting the ideal audience by analyzing their content preferences. In today's dynamic and expanding digital content market, simple demographic targeting based on age, gender, or nationality presents significant challenges. WEBTOON holds the advantage on products like Product Placement and Branded WEBTOON IP Content, where we can leverage the web-comic theme, art style and storyline to effectively target readers expected to be attracted to our games. Moreover, the robust bond between creators and fans fosters a notably positive reception towards advertisements compared to other ad products.

Our Partners

CONTENT

Marry My Husband

Created by sungsojak, LICO

<Marry My Husband> is a prime illustration of how our value chain offers multiple ways of monetizing a single story. Marry My Husband was originally a breakout hit web-novel in Korea. In 2021, the story was adapted into a web-comic, reaching #1 and ultimately being launched into 10 different languages. Finally, the story was adapted into a live action series in 2024, reaching #1 on Amazon Prime Video worldwide.

Adapted from **Web-novel**	Web-comic first published in **Korean**	Cumulative PV[1] **1B+**
Web-comic first launched in **Nov.2021**	Now launched in **10 Languages**	Live-action series **No.1** on Amazon Prime Video Worldwide

Marry My Husband
THANK YOU
Marry My Husband

[1] As of March 2024

Our Content

CONTENT

unOrdinary

Created by uru-chan

<unOrdinary> serves as a compelling example of our efforts to build a local English-speaking creator ecosystem through our CANVAS offering for amateur creators in North America. Discovered during our 2016 Superhero Contest, a contest we hosted to identify high-potential creators in North America, the web-comic has since amassed over 1.5 billion page views and is now available in six languages globally.

Discovered from
CANVAS

Web-comic
first launched in
May.2016

Web-comic
first published in
English

Now launched in
6 Languages

Cumulative PV[1]
1.5B+

unORDINARY

[1] As of March 2024

Our Content

CONTENT

Senpai is an Otokonoko

Created by POM

<Senpai is an Otokonoko> is one of our early success stories from Japan's amateur creator offering known as INDIES. The web-comic was launched in 2019 in Japanese and quickly gained a massive following. It has since been launched in seven different languages and has been viewed over 200 million times. An animated series based on the story is set to launch this summer on Crunchyroll.

Discovered from
LINE MANGA INDIES

Web-comic first launched in
Dec.2019

Web-comic first published in
Japanese

Now launched in
7 Languages

Cumulative PV[1]
200M+

Animation series
to be launched in July 2024 on Crunchyroll

Senpai is an Otokonoko

先輩はおとこのこ
this is him

©pom, JOYNET/LINE Digital Frontier, Senpai is an Otokonoko Committee

[1] As of March 2024

Our Content

CONTENT

Tower of God

Created by SIU

<Tower of God>, a web-comic first launched in 2010 in Korean, is one of our longest-running series with new episodes still released continuously fourteen years later. The story has been adapted into nine languages with over 5 billion page views. The story was also adapted into a mobile game which reached #1 in mobile games on both Google Play and Apple App Store, and has been adapted as an animation series.

Discovered from
CANVAS

Web-comic first launched in
Jun.2010

Web-comic first published in
Korean

Now launched in
9 Languages

Cumulative PV[1]
5B+

Mobile game
No.1 In Google Play and App store[2]

Tower of God

TOWER OF GOD
NEW WORLD
netmarble

[1] As of March 2024

[2] TOWER OF GOD: NEW WORLD (Netmarble) Ranked No.1 in popularity as of July 2023

Our Content

CONTENT

Perfect Addiction

Created by Claudia Tan

<Perfect Addiction> illustrates the significant potential of Wattpad. First published as a web-novel in English in 2015, the story was adapted into a live action film in 2023. The live-action film adaptation has subsequently reached the top 10 on Amazon Prime Video in 23 different countries.

Discovered from **Wattpad**	Web-novel first published in **English**	A live-action film was ranked in the **Top 10** In 23 countries on Amazon Prime Video[2]
Web-novel first launched in **Jan.2015**	Cumulative PV[1] **86M+**	A paper book was published in **4 Languages**

PERFECT ADDICTION
CLAUDIA TAN
Perfect Addiction
claudiaoverhere
Reads 86.4m
Votes 3m
Parts 101
Time 20h 6m
Start reading
Unlock with Premium+
Complete
Mature
adult
bad
badboy
betrayal
cheating
into the place was a small crack in the doorway to my sister's room. I shrugged off my coat and threw my keys into the ceramic bowl I knew was sitting somewhere on the shoe cabinet beside the door, the clink of keys and coins rattling softly in the dark.

MADEIRA
BUTLER
NOSZKA
PERFECT
Addiction
PASSION DETERMINATION OBSESSION
COMING SOON

Our Content

[1] As of May 2024

[2] Data as of April 2024 for US users

Our Products

User Journey

Users come to our platform to discover and consume compelling, engaging and interactive content in a serialized format. This experience for users is similar across web-comics and web-novels.

Discovering Content

The “For You” page is the first screen users see when they visit our app. The Big Banner helps users quickly discover new releases and trending series. My Series allows users to continue a series they have been reading. We employ a machine learning-based recommendation model and rule-based curation to encourage new series discovery.

WEBTOON’s series are published each day of the week. Users can quickly check the day’s updated series in the Daily menu. The Genre menu allows users to collect and view series in their favorite genre. We also offer a Ranking page, where users can check the most popular series on our platform in real time.

Consuming Content

Content is organized by series and episode. The content is typically serialized, with each episode being released weekly. The average episode takes approximately five to ten minutes to consume. Series Home provides information about a series to inform reading decisions. New readers of the series see the Preview Tab first and a portion of Episode 1. Returning readers will see the Episode Tab first and can resume from their last read episode.

Once an episode is selected, the story is displayed. If the episode is in a web-comic series, then the content is consumed in our iconic vertical and continuous format. The format is highly visual, empowering innovation and creativity. Creativity could take the form of speech bubbles, three dimensional items that “break” outside of the panel, long breaks that build tension and even animations or sounds.

After finishing an episode, we incentivize users to continue to the next episode and read more. If the user has completed the last episode of a particular series, we offer machine learning-based recommendations for other series.

Web-novels are consumed in a similar serialized format, but are text based.

Paid Content

A majority of content on our platform is free to read. Some episodes, however, are Paid Content and must be “unlocked” by users through the utilization of Coins. Coins can be bought as a One-Time Purchase or a Monthly Refill. Coin packages can be used to create promotional products, such as time-limited products and starter packs, and are often marketed to target specific users.

In addition, users can earn Coins by completing certain actions associated with an advertisement, such as signing up for a newsletter or taking part in an online event.

A Fast Pass is required to view episodes of an ongoing series that have not yet been unlocked for free viewing. For ongoing seasons, earlier episodes are typically viewable for free. However, the most recent episodes may only be unlocked through the purchasing of a Fast Pass.

A Daily Pass is required to view content from an episode of a completed series, meaning a series that is no longer publishing new episodes. In some cases, users may receive one free Daily Pass per day, which unlocks one episode and therefore encourages users to return daily. Viewing additional episodes of such completed series requires the purchase of additional Daily Passes.

Users can also unlock Paid Content for free by viewing certain pre-roll ads.

User Engagement

Once a user is initiated on our platform, we send automatic push notifications to encourage revisiting our platform. Push notifications may be sent upon release of a new episode within a series being viewed, upon issuance of a Daily Pass or after an extended period of inactivity.

We also use various products to acquire users organically. “ToonFilter,” an internally developed artificial intelligence camera filter, has been in service globally, and “Cookies I Made,” which applies gamification elements to viewing works, is in operation in Korea, where Coins are also referred to as “Cookies.” These offerings help drive traffic to our platform through driving user engagement and habituation.

Social and Community Engagement

In addition to reading series, users can engage in various social activities. Users can send feedback to their favorite creators in the form of reviews and praise, and users can also interact with each other. “Creator Profile” pages allow writers and readers to interact with each other. Users can view posts from the creator, comment on posts and interact directly with their favorite creators.

Users can comment directly on each episode and can also give existing comments a thumbs-up or thumbs-down.

Wattpad comment function

The Localization of Our Offerings

Our content is globally adaptable, and our strategy includes the translation, adaptation and exportation of stories from one market to another. We tailor our approach to each market in order to optimize our offerings for the preferences of the user and creator bases in a given market. We strategically operate a number of consumer-facing and creator-facing applications by market to best serve local consumer and creator preferences. In each key region, we have main consumer-facing platforms where users can read and engage with stories, as well as a separate or sub-brand specifically designed to attract amateur creators. Each application benefits from our common content engine and personalization technology. Popular content can easily be distributed across markets. We often localize and translate content from one market to another. We also convert popular web-novels into web-comics and vice versa.

•

In Korea, we provide a range of services to cater to diverse consumer preferences. Our offerings include community-based services as well as a premium content marketplace. Within the realm of web-comics, our main service is the WEBTOON Korea, where we publish stories by professional and amateur creators. Amateur creators can participate in the CANVAS program (locally known as Challenge Comics) to publish their web-comics and build an initial fan base on the WEBTOON platform. For web-novels, we operate Munpia, which is the leading web-novel community in Korea and serves as a platform for many aspiring authors to make their debuts. In addition, we offer NAVER SERIES as a one-stop shop for premium content, encompassing not only web-novels and web-comics, but also eBooks.

•

In Japan, our primary consumer offering is LINE MANGA, and our primary creator offering is LINE MANGA INDIES, which is tailored towards amateur creators. While traditional manga is optimized for printed mediums, our platform is optimized for digital cell-phone consumption due to our vertical scrolling capability. In Japan, because of the widespread popularity of manga, our local strategy centers upon the digitization of offline manga, intended as a user acquisition tool. We have successfully converted digitized manga readers into consumers of web-comics and web-novels, with web-comics now the majority of content consumed on our platform in Japan. Finally, we also invest in our mobile web experience through eBookJapan in addition to our app in Japan (which is the focus of LINE MANGA), given that local consumers tend to use mobile web more than in other geographies.

•

In North America, we have adapted our consumer (WEBTOON) and creator (CANVAS) offerings to U.S. consumers by, for example, adding more social features popular with U.S. users. Our focus in the U.S. also includes onboarding local creators to increase user penetration. In June 2023, we acquired, from NAVER, Wattpad, a community for amateur web-novel creators to distribute content, which had been our sister entity since it was acquired by NAVER in May 2021, in order to acquire original text-based stories and creators outside of Korea. Wattpad expands our web-novel presence in North America and serves as a source of content to be converted to web-comics.

IP Adaptations

Users also discover and consume content through a multitude of IP Adaptations, such as films or streaming series on widely distributed platforms like Netflix, HBO or Prime Video.

Sweet Home, Series | Netflix	Bloodhounds, Series | Netflix

All of Us Are Dead, Series | Netflix	Noblesse, Anime | Prime Video

We also occasionally publish certain popular web-comics and web-novels into print books that are then distributed via third-party book publishers. More often, we serve as a broker and negotiate publishing agreements with third-party book publishers on behalf of our creators.

Lore Olympus, Print Book30

Lore Olympus: Volume 4, Print Book[30]

[30]	Pictures provided by INKLORE

We also broker agreements on behalf of creators with game developers and publishers to create games based on certain elements of our intellectual property.

Tower of God: New World, Mobile Game31

[31]	Pictures provided by Netmarble, the game developer and publisher

Finally, we produce merchandise and offer experiences based on certain popular characters in our stories.

Yumi’s Cells, Wheat Ale

Images from Maru Is a Puppy pop-up shop experience

In order to facilitate these IP Adaptations, we operate a number of subsidiary companies that focus on adapting web-comic and web-novel content into other media formats.

Creator Products

Content Creation

We have leveraged artificial intelligence and our data advantage to launch products aimed at reducing the workload for creators to produce high quality content. For example, many of our creators have indicated that their greatest pain point is the repetitive sketching involved in serialized content, such as when a character changes a pose or their clothing, and they need to start the sketch from scratch. One of our products in the testing phase, Shaper, allows creators to build 3D character models in order to change a character’s poses seamlessly and without the need to sketch each pose. This product combines 3D modeling and AI to make a creator’s work easier, even for creators who are new to 3D modeling. Another experimental product, Constella, powered by proprietary AI technology, will allow conversion of these 3D character models in various poses to natural looking 2D characters in the creator’s own drawing style. When these two products are used together, creators can significantly reduce drawing time compared to manual methods. Innovation on behalf of creators and their craft is central to our business, and while these are near-term products we are exploring for professional creators, we are also developing similar technologies to support amateur creators in the long term.

Creator-drawn original image from LICO title What a Lovely Day	Test 3D model image created from Shaper	Test output image from Constella

Content Management

Creators can easily create new series through our creator site.

Creators can also easily edit and manage episodes.

For amateur creators, we provide a dashboard where creators can view performance statistics for each series and episode.

Empowering our creators with earnings potential is critical to our long-term growth. We currently provide certain creators with a dashboard that helps manage creator earnings over time, and plan to further expand the coverage.

Platform for Amateur Creators

We provide similar tools for our amateur creators on our global amateur platform, CANVAS, or other variations of our amateur offerings in specific geographies (i.e., Challenge Comics in Korea and LINE MANGA INDIES in Japan).

Advertising

Amateur creators on CANVAS exceeding a certain threshold of subscribers and views may take part in an advertising-based revenue sharing program.

Creator Support

We provide creators with editorial support and various forms of training.

We also provide certain creators with increased opportunities for promotional campaigns.

Community

Creators can prepare a dedicated profile page to publish posts and communicate directly with fans. This allows creators to build deeper relationships with their fans and to start building fandoms around their stories.

Advertiser Products

We provide advertisers access to a global, highly engaged and high-intent audience. In fact, according to our April 2024 survey of U.S. users, WEBTOON users are more than twice as likely to pay attention to ads on WEBTOON compared to on Netflix, X, Reddit or Snap and 80% of Fast Pass users are willing to watch an ad for an episode. Our front-end advertiser product includes multiple ways to reach users in a native and organic way. Our back-end advertiser product is built on NAVER’s or a third party’s advertising platform.

We offer five front-end advertiser products:

Display Ads

Display ads are non-intrusive banners viewable at the end of an episode and on the “Home” section, among other sections.

Achievement-Based Ads

Achievement-based advertisements reward users with Coins upon completion of a specific task, such as subscribing to an advertiser partner’s newsletter or visiting a promotional event on an advertiser partner’s website.

Pre-Roll Ads

Pre-roll advertisements are video advertisements that may be viewed in order to unlock Paid Content for free. Users can choose to watch 30 second, non-skippable video ads to unlock certain episodes without paying.

Engagement Products

Engagement products are partnerships to produce interactive writing contests on the platform, inspired by a brand’s messaging.

Creator Content

Creator content includes partnerships with creators to produce branded content promoting a brand or product. This content can take multiple formats including integration into existing stories, epilogue stories, and other formats.

Our Technology

Our technology fuels our competitive advantage, allowing us to deliver differentiated outcomes to creators and users at scale. We have a global team of software engineers and product managers who drive the development of our technology, representing approximately a quarter of our total employee base. We also benefit from the investment in technology infrastructure of our parent, NAVER. We continue to invest significant resources into artificial intelligence, aimed at enhancing our recommendation engine and facilitating content production.

Our Technology Architecture

A number of core principles underpin our technology architecture, which ensure scalability, reliability and flexibility. These principles include the following:

•

Scalable Cloud-Based Infrastructure: We utilize the infrastructure of our parent, NAVER, to process video, audio and images. We use NAVER’s cloud capabilities for computing and storage for most of our offerings, including all of our offerings in Korea. We therefore benefit from NAVER’s years of investment in technology infrastructure, high-speed server capabilities and data transmission technology. Although we do not have a formal written agreement in place with NAVER, we leverage NAVER’s large language model to inform our own innovations in artificial intelligence. We also efficiently integrate or otherwise utilize existing infrastructure in the case of acquisitions, as was the case for Wattpad and eBIJ.

•

Shared Back-End: Because our platform consists of multiple mobile app offerings, we have designed certain back-end infrastructure to harmonize user-facing features across these apps. These features sit across all of our offerings, including those that may utilize a different back-end technology infrastructure or cloud provider. If we launch a new offering or other initiative, these back-end features can be efficiently updated across all of our offerings. Examples of our common features include:

•	Content Store Platform: Infrastructure to manage and support in-app business models, including Daily Pass, Fast Pass, tipping and free Coins.

•	Community Features: Creator profile page allowing creators to post announcements and surveys, and to communicate directly with users.

•	Royalty Settlement System: Manages revenue sharing settlements for creators and third-party production studios.

•

Innovative Viewing Technology: To ensure a stable and seamless reading experience, we have purpose-built our own viewer technology specifically designed for mobile, vertical web-comic formats. This includes features and functions customized to serial reading. We have also introduced a viewer specifically designed for web-novel platforms, optimized for reading serialized text-based content. Internally, we have an in-house team dedicated to developing and advancing this viewer technology.

Leveraging Our Data Assets

We have a highly differentiated first-party data set that provides us with significant insights into user behavior and consumption patterns and can be used to improve our overall platform. We run approximately 60 thousand real-time processes per second at peak time, as of December 31, 2023, such as user action logs, clicks and ad exposures. Our technology team runs approximately 13 thousand queries each week as of December 31, 2023 related to topics as varied as retention and payer penetration by cohort, number of viewed titles in a specific period, re-engagement rates of users related to specific promotional events and the revenue impact of different business models. We leverage these data assets in numerous aspects of our business. For example, our first-party data on user behavior enables our AI-based title recommendations. Our data also allows WEBTOON to offer advertisers a unique ability to target high-intent users. When we process our data, we take measures designed to protect the rights of the data subjects in compliance with applicable privacy laws.

Leveraging AI for Creators

We have leveraged artificial intelligence and our data advantage to launch products aimed at reducing the workload for creators to produce high quality content. For example, creators can access our AI Painter, which is an auto-painting tool that leverages machine learning. We are testing and hoping to roll out new products such as Shaper, which allows creators to build 3D character models in order to change that character’s poses seamlessly and without the need to sketch each pose. We are also testing another product, Constella, that leverages AI to convert these 3D character models in various poses to natural looking 2D characters in the creator’s drawing style in the targeted poses. While these products today are offered or planned to be offered to professional creators, we are also piloting similar technologies aimed at amateur creators.

Sales and Marketing

User Marketing

We aim to balance organic and paying user marketing channels. The strength of our brands, our leading market position in multiple regions and the viral nature of our stories enable us to benefit from word-of-mouth user adoption. We amplify organic marketing through partnerships with local tech platforms and communities, and through IP Adaptations of our stories, which reach new audiences through global distribution platforms, such as Netflix. We also employ paid marketing strategies, such as brand marketing, performance marketing and in-app giveaways. Our paid marketing strategy is typically title based, focusing on targeted promotions of certain highly popular stories. Our overall marketing strategy is intended to attract new audiences and to encourage user engagement. We monitor payback and return on advertising spend to assess our success at efficiently attracting and maintaining engagement of users.

Our user acquisition strategy varies by region:

•

In Korea, we achieved broad user adoption and penetration of 48% of the population with strong brand affinity as of the quarter ended December 31, 2023. As a result, our marketing spend is limited. We occasionally leverage in-app promotions, such as giveaways of free Coins, as a way of encouraging increased engagement by existing users.

•

In Japan, our paid marketing strategy is focused on increasing brand awareness and targeting new users familiar with similar content genres, such as manga and anime. For paying user acquisition, we utilize a variety of digital channels, such as LINE, Google, Meta and TikTok.

•

In North America, our user acquisition is split between paid and organic. Our organic traffic benefits from partnerships with local creators or other popular technology platforms, such as our partnerships with Discord, Patreon, DC Comics and HYBE Entertainment, as well as through our IP Adaptations. Our paid marketing strategies include brand-marketing campaigns and performance marketing, aimed at increasing user awareness of and engagement with WEBTOON by promoting top content titles that have demonstrated strong readership.

Once users join our platform, we promote engagement through various in-app strategies, such as push notifications, banner ads and free Coin giveaways.

Creator Marketing

The vast majority of creators join our platform organically, attracted by our community of passionate users and the earnings opportunities on our platform. We cultivate this creator community through a dedicated team focused on creator outreach and support. This team targets both first-time writers and well-known professional creators from other industries. These strategies include highly publicized competitions on our platform and educational resources that we offer creators for free. We also participate in comic or anime conventions, such as Comic Con, where we often sponsor individual creators. We do not currently leverage any paid marketing spend on creator acquisition.

Our Competition

We compete for both users and creators. We compete to attract and retain our users, and for their engagement hours and spend, with multiple technology and content platforms. We also compete with similar technology and content platforms to provide creators with attractive opportunities to reach consumers and earn money.

Broadly, we compete for users and creators with companies in the following categories:

•	social media platforms, such as Instagram, Pinterest, Snap, Facebook, YouTube, TikTok and Twitch;

•	over-the-top platforms, such as Comcast, Disney and ViacomCBS;

•	gaming companies, such as Activision Blizzard (subsidiary of Microsoft), Electronic Arts, Take-Two, Valve, Unity and Zynga; and

•	video streaming services, such as Netflix.

In the specific context of web-comics:

•	in Korea, we mainly compete with Kakao Webtoon (a web-comic platform operated by Kakao Entertainment Corporation) and also compete with other web-comic platforms such as Kidari Studio;

•

in Japan, we mainly compete with Piccoma (a Japanese web-comic platform also operated by Kakao Entertainment Corporation) and with Jump Toon (a Japanese digitized manga platform run by Shueisha Inc.); and

•	in the U.S., we compete with Tapas (a web-comic and web-novel platform also owned by Kakao Entertainment Corporation) and Manta (a web-comic and web-novel platform operated by RIDI Corporation).

In the context of web-novels:

•	in Korea, we compete with KakaoPage (a web-comic and web-novel platform run by Kakao Entertainment Corporation), and RIDI (a web-comic and web-novel platform operated by RIDI Corporation); and

•	in the U.S., we compete with Radish (also owned by Kakao Entertainment Corporation), GoodNovel and Dreame.

We believe we are able to successfully compete for users based on our large library of engaging content, unique content format, expansive range of genres, social and community features and personalization technology. We believe we are able to successfully compete for creators based on our highly attractive and engaged user base, monetization opportunities, creator enablement technology and community features.

For additional information about the risks to our business related to competition, see the section titled “Risk Factors—Risks Related to Our Business, Industry and Operations— We operate in highly competitive markets, and we face significant competition to attract and empower our creators and users.”

Privacy, Data Protection, Cybersecurity and Regulatory Matters

We are subject to a number of U.S. federal and state and foreign laws and regulations that involve matters central to our business, including privacy, data protection and cybersecurity (including with respect to the personal information of minors). Many of these laws and regulations are still evolving and being tested in courts and could be interpreted and applied in a manner that is inconsistent from country to country or state to state and inconsistent with our current policies and practices and in ways that could adversely impact our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. The costs of complying with these laws and regulations are high and are likely to increase in the future, particularly as the degree of regulation increases, our business grows and our geographic scope expands. Further, the impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Any failure on our part to comply with these laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, financial condition or operating results. It is imperative that we secure the creative assets, performance and user data (including personal information) that are critical to our business. We devote considerable resources to our security program and regularly test the security of our services with the intent to ensure that user assets are securely stored, managed and otherwise processed. We take steps designed to make it easy for content developers and creators to securely build and distribute their content in our ecosystem.

We rely on a variety of statutory and common-law frameworks and defenses relevant to the content available on our service, including the Digital Millennium Copyright Act, or DMCA; the Communications

Decency Act, or CDA; the fair-use doctrine in the U.S.; and the Electronic Commerce Directive in the EU. However, each of these frameworks and defenses is subject to uncertain or evolving judicial interpretation and regulatory and legislative amendments. In addition, pending or recently adopted legislation in the U.S. and EU may impose additional obligations or liability on us associated with content published by users to our platform. If the rules, doctrines or currently available defenses change, if international jurisdictions refuse to apply protections similar to those that are currently available in the U.S. or the EU, or if a court were to disagree with our application of those rules or doctrines to our services, we could be required to expend significant resources to try to comply with the new rules or incur liability, and our business, revenue and financial results could be adversely impacted.

We are also subject to U.S. federal and state and foreign laws and regulations regarding privacy, data protection and cybersecurity, including with respect to the storage, sharing, use, transfer, disclosure, protection and other processing of personal data. For example, the CCPA requires covered companies to, among other things, provide disclosures to California consumers and afford such consumers the ability to opt out of the sale of personal information. We have incurred additional costs and expenses in an effort to comply. Similar legislation has been proposed or adopted in other states. Aspects of the CCPA and these other state laws and regulations, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. In addition, foreign data protection, privacy, cybersecurity, consumer protection, content regulation and other laws and regulations may be more restrictive and burdensome than U.S. federal and state laws. For example, in the UK and EU, the GDPR and UK GDPR impose stringent operational requirements for entities processing personal information and significant penalties for noncompliance. Under the GDPR, violations may result in fines up to 20 million euros or up to 4% of the annual global revenues of the violating business, whichever is greater. In addition, there is uncertainty regarding adequate methods of data transfer from the EEA and UK to other countries, including the U.S.

Children’s privacy has also been a focus of recent enforcement activity and subjects our business to potential liability that could adversely affect our business, financial condition or operating results. The FTC and state attorneys in the U.S. enforce COPPA, which requires companies to obtain parental consent before collecting personal information from children under the age of 13. In addition, the GDPR prohibits certain processing of the personal information of children under the ages of 13-16 (depending on the country) without parental consent. The CCPA requires companies to obtain the consent of children in California under the age of 16 (or parental consent for children under the age of 13) before selling their personal information. We take reasonable efforts designed to comply with these laws and regulations; however, due to increasing scrutiny from governmental entities generally, we may in the future face claims under COPPA, the GDPR, the CCPA or other laws relating to children’s privacy. There are also a number of legislative proposals pending before the U.S. Congress, various state legislative bodies and foreign governments concerning content regulation and privacy, data protection and cybersecurity that could affect us if enacted in the future.

We take a variety of technical and organizational security measures and other measures designed to protect our data, including personal information and other data pertaining to our creators, users, employees and business partners. Despite the variety of reasonable measures we put in place, we may be unable to anticipate or prevent unauthorized access to, misuse, misappropriation or loss of such personal information and other data.

Noncompliance with any applicable laws and regulations could result in penalties or significant legal liability. Although we take reasonable efforts designed to comply with all applicable laws and regulations, there can be no assurance that we will not be subject to regulatory action, including fines, in the event of an incident. We or our third-party service providers could be adversely affected if legislation or regulations are expanded to require changes in our or our third-party service providers’ business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our or our third-party service providers’ business, operations or financial condition.

Government authorities outside the U.S. may also seek to restrict access to or block our service, prohibit or block the hosting of certain content available through our service or impose other restrictions that may affect the accessibility or usability of our service in that country for a period of time or even indefinitely. In addition, some countries have enacted laws that allow websites to be blocked for hosting certain types of restricted content or may require websites to remove certain restricted content. Our privacy policy and terms and conditions of use describe our practices concerning the use, transmission, disclosure and other processing of user information, including personal information, and are posted on our website. For additional information, please see the sections titled “Risk Factors—Risks Related to Our Business, Industry and Operations—If the security of our platform is compromised, it could compromise our and our creators’ and users’ personal, sensitive, confidential and proprietary information, disrupt our internal operations and harm public perception of our platform, which could adversely affect our business and reputation,” “Risk Factors—Risks Related to Our Business, Industry and Operations—We anticipate that our ongoing efforts related to privacy, data protection and cybersecurity, and content review will identify instances of misuse of user data or other undesirable activity by third parties on our platform” and “Risk Factors—Risks Related to Government Regulations and Legal Proceedings—We are subject to complex and evolving federal, state and international laws, regulations, rules, standards and contractual obligations regarding privacy, data protection and cybersecurity, which could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention or engagement, any of which could adversely affect our business.” Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations and declines in user growth, retention, or engagement, any of which could significantly harm our business.

Intellectual Property

Our intellectual property is an important aspect of our business, and our success depends in part on our ability to obtain, enforce, defend and protect our intellectual property rights. We rely on a combination of patents, copyrights, trademarks, trade secrets, know-how, license agreements, contractual provisions, non-disclosure agreements, employee non-disclosure and invention assignment agreements and confidentiality procedures to establish and protect our intellectual property rights. In addition to the protection provided by our intellectual property rights, we maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our intellectual property.

As of the end of March 2024, we owned 107 issued patents in the U.S. and foreign countries relating to aspects of our actual or contemplated operations and technologies (of which 15 are U.S. patents). Our issued patents are scheduled to expire between 2028 and 2042. As of the end of March 2024, we also had 100 pending patent applications in the U.S. and abroad. There can be no assurance that each of our patent applications will result in the issuance of a patent. In addition, any resulting issued patents may have claims narrower than those in our patent applications. We seek to protect our proprietary inventions relevant to our business through patent protection; however, we are not dependent on any particular patent or application for the operation of our business.

We have registered the “WEBTOON” wordmark and logo as trademarks in certain classes of goods and services in the U.S. and other key jurisdictions in which we maintain operations. As of the end of March 2024, we were the registered holder of 281 trademarks and have 113 trademark applications in the U.S. and foreign countries. There can be no assurance that each of our trademark applications will result in the issuance of a trademark or that each resulting trademark registration will be able to be maintained. As of March 31, 2024, we were the registered holder of approximately 42 domestic and international domain names. We continually monitor the registration of our domain names, trademarks and service marks in the U.S. and in certain locations outside the U.S.

We also utilize various means, including our proprietary technology Toon Radar, to prevent and monitor unauthorized use of our intellectual property. Toon Radar uses two functions: pre-blocking based on analysis of piracy patterns, and post-blocking based on tracking pirate IDs from watermarked content. The two functions work in synergy, collecting piracy-related data and leveraging it to improve machine learning on piracy patterns. We estimate that the monetary value of intellectual property protected by Toon Radar in 2023 is over $200 million.

Despite our diligent efforts, we may not be able to obtain or maintain sufficient protection for or successfully enforce our intellectual property. Any current and future patents, trademarks and other intellectual property or other proprietary rights we own or license, or otherwise have a right to use, may be contested, circumvented or found unenforceable or invalid in certain jurisdictions. We cannot guarantee that our existing and future patents, copyrights, trademarks, trade secrets, domain names and other intellectual property rights will provide us with competitive advantages, distinguish our products from those of our competitors or prevent competitors from launching comparable products. We may also be dependent on third-party content, technology and intellectual property in connection with our business. Further, we may not be able to prevent third parties from infringing, diluting, misappropriating or otherwise violating our intellectual property rights, and we may face challenges to the validity or enforceability of our intellectual property rights. We cannot guarantee that our business does not and will not infringe or misappropriate the rights of third parties. Although we are not presently involved in intellectual property lawsuits, we may face allegations from third parties, including our competitors and “non-practicing entities,” that we have infringed, misappropriated or otherwise violated their intellectual property rights. There can be no guarantee that future lawsuits will not have a materially adverse impact on us. Further, certain federal statutes in the U.S. may apply to us with respect to various activities of our users, including the Digital Millennium Copyright Act, or the DMCA, which provides a statutory safe-harbor immunity from monetary damages for online service providers such as us from, among other things, infringing content published to our platform by our users, provided that we comply with certain statutory requirements of the DMCA. To enjoy the benefits of the safe harbor and be immune from monetary damages for infringing content published by our users, we must maintain certain practices, policies and procedures in compliance with the DMCA’s requirements, including registering a designated agent with the U.S. Copyright Office and maintaining that filing on a periodic basis with the U.S. Copyright Office. We must also expeditiously remove any infringing content upon acquiring actual knowledge of such infringement or, in the absence of actual knowledge, if we become aware of facts or circumstances from which infringing activity is apparent. We must also adopt and reasonably implement, and inform users of our platform, of a policy that provides for the termination in appropriate circumstances of users who are repeat infringers of the copyrights of third parties. If we fail to comply with the conditions for qualifying for safe-harbor immunity under the DMCA, we may be subject to monetary damages for infringing content on our platform. The damages for copyright infringement can be significant and may include the Company’s profits derived from the infringed work. As we host millions of user-generated works, the Company could be subject to significant damages claims if we are determined not to comply with the DMCA safe harbors. Intellectual property disputes are common in our sector, and as we face increasing competition or grow our business, there is an ongoing risk that we may become involved in legal disputes involving intellectual property claims. In addition to the protection provided by our intellectual property rights, we maintain a policy requiring our employees and consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our intellectual property.

For additional information on risks relating to intellectual property, please see the sections titled “Risk Factors—Risks Related to Intellectual Property—Claims by others that we infringe, misappropriate or otherwise violate their intellectual property rights through the activities of our creators or users or the content on our platform could subject us to liability,” “Risk Factors—Risks Related to Intellectual Property—Failure to obtain, maintain, protect and enforce our proprietary and intellectual property rights could adversely affect our business,” “Risk Factors—Risks Related to Intellectual Property—Failure to adequately protect, enforce and defend our rights in our proprietary and intellectual property rights could adversely affect our business” and “Risk Factors—Risks Related to Intellectual Property—We use open-source software on our platform, which may pose particular intellectual property risks to, and could adversely affect, our business.”

Facilities

Our corporate headquarters, consisting of approximately 22,296 square feet of office space in Los Angeles, California, is leased through 2025. We lease additional office space in Korea, Japan and Canada. We also operate several data centers in Korea, Singapore, Germany and the U.S. pursuant to various lease agreements.

We intend to lease additional space as we add employees and expand geographically. We believe our facilities are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any expansion of our operations.

Human Capital Resources

Employee

As of December 31, 2023, we employed approximately 1,854 full-time employees across the globe. In order to continue to evolve our platform, we must continue to invest heavily in attracting and retaining key talent, especially those focused on content, product and engineering functions. We monitor our progress with human capital metrics such as turnover rate and ratio of technical talents to overall employees. Our brand, platform, market position, reputation for innovation and cultivation and creator-centric culture support our ability to recruit best-in-class talent. As of December 31, 2023, we had 824 employees in our service and business functions, accounting for 44% of our full-time employees, and 454 employees in our tech functions, accounting for 24% of our full-time employees.

We operate our Company as a portfolio of small, vision-aligned teams. Each team maintains its own objectives, roadmap and key performance indicators. Organizing this way maximizes accountability, creativity and the number of leadership opportunities.

Team and Culture

At WEBTOON, our mantra is “We work for fun.” Our team members are passionate about storytelling and are often fans of our unique form of content. As of December 31, 2023, we employed approximately 1,854 full-time employees across the globe. In order to continue to evolve our platform, we invest in attracting and retaining key talent, especially those focused on content, product and engineering. We are committed to creating a diverse and inclusive workforce, mirroring the environment we strive to create on our platform. Our brand, platform, market position, reputation for innovation and creator-centric culture support our ability to recruit and retain best-in-class talent. We are also committed to the development of our team through leadership, technical and essential skills training. We host an annual internal conference called “WEBTOON We Are” aimed at sharing the diverse work experiences and perspectives of our employees and bringing together teams from various geographies and functions. In 2023, the conference featured 22 speakers with over 936 participants, a majority of our employees.

Legal Proceedings

From time to time, we are subject to legal proceedings, claims and investigations relating to intellectual property, data privacy and data protection, privacy and other torts, illegal or objectionable content, consumer protection, securities, labor and employment, contractual rights, civil rights infringement, false or misleading advertising, governmental investigations and other legal proceedings that arise in the ordinary course of our business. This risk is enhanced in certain jurisdictions outside of the U.S. where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in the U.S. Based on our current knowledge, we are not currently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, financial condition or results of operations. However, it often is not possible to predict the ultimate outcome of a legal proceeding, and our assessment of the materiality of a legal proceeding, including any accruals taken in connection therewith, may not be consistent with the ultimate outcome of the legal proceeding. In addition, our current estimates of the potential impact of legal proceedings on our business, financial condition or results of operations could change from time to time in the future. For additional information about our legal proceedings, see Note 10. Commitments and Contingencies to our audited consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning the individuals who will serve as our executive officers and directors upon the consummation of this offering.

Name	Age	Position(s)
Executive Officers
Junkoo Kim	47	Founder, Chief Executive Officer and Director
David J. Lee	52	Chief Financial Officer, Chief Operating Officer and Director
Yongsoo Kim	38	Chief Strategy Officer
Chankyu Park	49	Chief Technology Officer
Hyeeun Son	47	Chief Design Officer
Hyojung Kim	48	Chief Product Officer
Hyung Il Kim	49	Head of Americas Ads
Non-Employee Directors
Haejin Lee	56	Director
Namsun Kim	45	Director
Jun Masuda	47	Director
Isabelle Winkles	46	Director
Nancy Dubuc	55	Director

Junkoo Kim. Junkoo Kim is the founder of our Company and has served as a member of our board of directors and Chief Executive Officer since September 2016. Mr. Kim also serves as the Chief Executive Officer of NAVER WEBTOON since May 2017. Mr. Kim joined NAVER (then known as Search Solution Corp.) as a developer in 2004 and has over 19 years of experience in comics or digital content. Mr. Kim received his Bachelor of Science in Applied Chemistry from Seoul National University. We believe that Mr. Kim’s extensive leadership experience, skills and background qualify him to serve as a member of our board of directors.

David J. Lee. David J. Lee joined our Company as Chief Financial Officer and Chief Operating Officer in November 2023, has been a member of our board of directors since April 2024, and oversees WEBTOON’s, Wattpad’s and Wattpad WEBTOON Studios’ global corporate, financial and operations teams. Mr. Lee has over two decades of experience across retail and consumer industries driving business transformation, supply chain optimization, operations and finance. Mr. Lee previously served as (i) President of AppHarvest, Inc., a leading AgTech and sustainable food company building some of the country’s largest indoor farms, leveraging cutting-edge technology, from January 2021 to November 2022 and thereafter served on its board through November 2023, (ii) the Chief Financial Officer and Chief Operating Officer of Impossible Foods Inc. from December 2015 to January 2021 and from December 2015 to March 2019, respectively, where he led the business functions to transform it from a pre-revenue to hyper-growth company with global sales and a comprehensive commercial manufacturing and supply chain capability, and (iii) Chief Financial Officer at Zynga Inc. from April 2014 to December 2015 and was responsible for leading the finance and corporate development teams. He also served as Senior Vice President of Corporate Finance and Strategy for Best Buy Co. Inc. from December 2012 to April 2014, and as Senior Vice President of Consumer Products along with various other roles at Del Monte Foods Inc. from February 2004 to December 2012, where he ran the global food business. Earlier in his career, Mr. Lee worked at Leo Burnett Worldwide, Inc., an advertising company, worked and spent time helping to turn around PG&E during the California Energy Crisis as Director of Strategic Planning serving as strategy consultant at McKinsey & Company, and also spent time in venture capital investing at EPVC. Mr. Lee has also been serving as founder and board chair of Inevitable Tech, Inc., a private company pioneering technology and plant science, since December 2022 and was its CEO from December 2022 to October 2023. Mr. Lee also has served on the board of directors for Zevia PBC, a public growth beverage company, and Benson Hill, Inc., a publicly traded food technology company, from July 2022 and from January 2021, respectively. He is also a Fellow at the Council of Korean Americans and the Network of Korean American Leaders. Mr. Lee received a Bachelor of Arts in Government from Harvard College and a Master of Business Administration from the University of Chicago. We believe that Mr. Lee is qualified to serve as a member of our board of directors, given his extensive experience in the consumer-packaged goods industry, operations and supply chain management, business transformation, financial expertise, including serving as chief financial officer, strategy development, ESG matters, and governance experience, as well as his leadership on public boards.

Yongsoo Kim. Yongsoo Kim has served as our Chief Strategy Officer since December 2023 and leads global strategic initiatives to accelerate our organic and inorganic growth and global integration. He joined our Company in November 2022 as Head of Strategy and served in the position until December 2023, leading our company-wide transformation in 2023. Prior to joining our Company, he served as Chief Operating Officer at Mars Auto and as Principal at KKR, from January 2022 to October 2022 and from January 2018 to January 2022, respectively. Mr. Kim also served as Project Manager at Tesla from April 2017 to January 2018, and served as Engagement Manager at McKinsey & Company from October 2012 to April 2017. Mr. Kim served as a member of the board of directors at ECORBIT Corp. and TSK Corporation from October 2021 to March 2022 and from December 2020 to October 2021, respectively. Further, Mr. Kim served as an auditor at HD Hyundai Marine Solution Co., Ltd. from June 2021 to January 2022. Mr. Kim received a Bachelor of Business Administration at Yonsei University in 2012.

Chankyu Park. Chankyu Park has served as our Chief Technology Officer since March 2019. Mr. Park also has served as Leader of W Tech, All of WEBTOON Technical Division of NAVER WEBTOON since March 2018. Previously, Mr. Park served as Leader of Digital Contents & Audio Platform of NAVER, our parent, from March 2016 to February 2018. Mr. Park received a Bachelor of Science degree in Mathematics from Kwangwoon University.

Hyeeun Son. Hyeeun Son has served as our Chief Design Officer since March 2019. Ms. Son also has served as the Head of Design at NAVER WEBTOON, our subsidiary, since September 2017. Previously, Ms. Son served as designer at NAVER since 2006. Ms. Son received a Bachelor of Fine Arts in Visual Communication Design from Hongik University.

Hyojung Kim. Hyojung Kim has served as our Chief Product Officer since October 2022. Previously, Ms. Kim served as S Planning Leader at NAVER WEBTOON from April 2019 to September 2022. Ms. Kim also served as Product Design & Experience Leader at NAVER from April 2017 to March 2019, as Product Design & Experience UX Designer at NAVER from August 2016 to April 2017, and as Product UX Leader of NAVER from May 2010 to August 2016. Ms. Kim received a Bachelor of Arts in Metalwork from Kookmin University, a Master of Arts in Visual Design from Hongik University, and a Ph.D. in Visual Communication Design from Hongik University.

Hyung Il Kim. Hyung Il Kim has served as our Head of Americas Ads since January 2024 and was the Head of our Global IP business from November 2023 to January 2024. He previously served as our Chief Operating Officer and Secretary from February 2019 until October 2023, and as President of Americas Service from March 2023 until October 2023. Mr. Kim also served as Head of Global Ads at NAVER WEBTOON, our subsidiary, from June 2017 to February 2019, and as Head of GW Atom at NAVER, our parent, from September 2015 to March 2017. Mr. Kim also was Head of WEBTOON US Service at NAVER and at NAVER WEBTOON, from March 2017 to April 2017 and from May 2017 to April 2019, respectively. Mr. Kim received a Bachelor’s degree in Business Administration from Yonsei University.

Haejin Lee. Haejin Lee has served as a member of our board of directors since October 2020. Mr. Lee also serves as the Global Investment Officer of NAVER since May 2017. Mr. Lee co-founded NAVER in June 1999 and served as chair of the board of NAVER from November 2005 until March 2017. Prior to co-founding NAVER, from February 1992 to June 1999, Mr. Lee served in several roles at Samsung SDS Co., Ltd., an information technology services provider. Mr. Lee received a Bachelor of Science degree in computer science from Seoul National University and a Master of Science in computer science from Korea Advanced Institute of Science and Technology. We believe that Mr. Lee is qualified to serve on our board of directors based on his extensive industry expertise and leadership experience.

Namsun Kim. Namsun Kim has served as a member of our board of directors since May 2024. He has served as Chief Financial Officer of NAVER since March 2022, where he also oversees corporate and business development, strategy, investments/M&A and global growth initiatives. Prior to his role as Chief Financial Officer, Mr. Kim joined NAVER in 2020 to lead corporate development and strategic investments, and also led the finance function for WEBTOON including as our Chief Financial Officer from March 2022 to October 2023. Prior to joining NAVER, Mr. Kim led Private Equity Investments in Korea at Macquarie Group from April 2017 to July 2020, during which time he served on the boards of ADT Korea (c/k/a SK Shieldus, a leading security and dispatch provider) and LG CNS (a leading IT services provider and LG Group affiliate). Between 2012 and 2017, he held several investment banking positions at Morgan Stanley and Lazard across New York, Hong Kong and Seoul. Earlier in his career, Mr. Kim was a corporate attorney at Cravath, Swaine & Moore LLP. Mr. Kim received a Bachelor of Science degree in Materials Science & Engineering from Seoul National University and a Juris Doctor degree from Harvard Law School. We believe Mr. Kim is qualified to serve on our board of directors based on his knowledge of our company, global business experience, financial expertise and experience serving on corporate boards.

Jun Masuda. Jun Masuda has been a member of our board of directors since October 2020. He has also served as a member of the board directors of LDF since August 2020 and Executive Corporate Officer and Entertainment Company CEO at LY Corporation since October 2023. Previously, Mr. Masuda served as President and Representative Director, Chief Product Officer of Z Entertainment Corporation, formerly a subsidiary of Z Holdings Corporation (“Z Holdings”), between April 2021 and September 2023 and Director and Senior Managing Corporate Officer of Z Holdings between March 2021 to September 2023. We believe that Mr. Masuda is qualified to serve on our board of directors based on his knowledge of our company and leadership experiences.

Isabelle Winkles. Isabelle Winkles has been a member of our board of directors since April 2024 and has been the Chief Financial Officer of Braze, Inc., a publicly traded platform technology company, since January 2020. Previously, she was the Vice President, Finance and Chief of Staff to the Chief Financial Officer of Cognizant Technologies Solutions Corp., a professional services company, from April 2018 to January 2020. Ms. Winkles also served in various roles at Morgan Stanley & Co. from July 2000 to April 2018, including as Managing Director from January 2016 to April 2018. During her tenure at Morgan Stanley & Co., she held a number of operating roles including Head of Legal Entity Management, Head of Financial Planning & Analysis and Treasurer to some of the largest legal entities. Ms. Winkles received her M.B.A. from Harvard University and her B.S. from the Massachusetts Institute of Technology. We believe that Ms. Winkles is qualified to serve on our board of directors based on her extensive experience in large scale strategic cross functional initiatives.

Nancy Dubuc. Nancy Dubuc has been a member of our board of directors since May 2024. Ms. Dubuc has also been serving as a member of the board of directors and chair of the audit committee of Warner Music Group Corporation since July 2021, and on the board of directors of Flutter Entertainment Plc since April 2021, serving as a member of its audit committee, nomination committee, compensation committee and remuneration committee. From May 2018 to February 2023, Ms. Dubuc held the position of Chief Executive Officer of Vice Media, LLC. She also served several positions at A&E Television Networks, LLC from November 1999 to April 2018, including her position as President and Chief Executive Officer from 2013 to 2018. Her engagement with the media, digital and publishing industries started earlier in her career, when she served various positions at Lifetime Entertainment Services, Big Rock Productions and WGBH Educational Foundation Inc. Ms. Dubuc received her B.S. in Communication from Boston University in 1991. We believe that Ms. Dubuc is qualified to serve on our board of directors based on her more than 25 years of experience in media, digital and publishing industries and her extensive experience in senior leadership with strong expertise in leading financial and operational transformations of global businesses.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Board of Directors

Upon consummation of this offering, our board of directors will consist of 7 individuals, including one as chair. Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Isabelle Winkles and Nancy Dubuc do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Our Amended Charter will provide that our board of directors will be divided into three classes of directors, with the directors serving three-year terms. For further information, see the section entitled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law, Our Amended Charter and Our Amended Bylaws.” Our board of directors will be divided among the three classes as follows:

•	Our class I directors will be and , and their term will expire at the first annual meeting of stockholders following this offering.

•	Our class II directors will be and , and their term will expire at the second annual meeting of stockholders following this offering.

•	Our class III directors will be , and , and their term will expire at the third annual meeting of stockholders following this offering.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective term.

Committees of the Board of Directors

Our board of directors will establish, effective upon the consummation of this offering, audit, compensation and nominating and corporate governance committees. The composition, duties and responsibilities of these committees are set forth below. Our board of directors may from time to time establish certain other committees to facilitate the management of the Company.

Audit Committee

Our board of directors will establish, effective upon the consummation of this offering, an audit committee that is responsible for, among other matters, (1) appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm, (2) discussing with our independent registered public accounting firm its independence from us, (3) reviewing with our independent registered public accounting firm the matters required to be reviewed by applicable auditing requirements, (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm, (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC, (6) reviewing and monitoring our internal controls, disclosure controls and procedures and compliance with legal and regulatory requirements and (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, auditing and federal securities law matters.

Our audit committee will consist of    ,    and    , with    serving as chair. Rule 10A-3 of the Exchange Act and Nasdaq rules require us to have one independent audit committee member upon the listing of our common stock on Nasdaq, a majority of independent directors within 90 days of the date of listing, and all independent audit committee members within one year of the date of listing. We intend to comply with the independence requirements within the time periods specified. Our board of directors has determined that is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable rules and regulations. We believe that the composition and functioning of our audit committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Our board of directors will establish, effective upon the consummation of this offering, a compensation committee that is responsible for, among other matters, (1) reviewing officer and executive compensation goals, policies, plans and programs, (2) reviewing and approving or recommending to our board of directors or the independent directors, as applicable, the compensation of our directors, Chief Executive Officer and other executive officers, (3) reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections, indemnification agreements and other similar arrangements between us and our officers and other key executives, (4) appointing and overseeing any compensation consultants, (5) reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC, to the extent such caption is included in any such report or proxy statement and (6) administering our equity incentive plans, to the extent such authority is delegated by our board of directors.

Our compensation committee will consist of    ,    and    , with    serving as chair. The composition of our compensation committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption. Each member of the compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986 (the “Code”). We believe that the composition and functioning of our compensation committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the committee, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

Our board of directors will establish, effective upon the consummation of this offering, a nominating and corporate governance committee that is responsible for, among other matters, (1) identifying individuals qualified to become members of our board of directors, consistent with the terms of our Amended Charter, the Stockholder Agreements and criteria approved by our board of directors, (2) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently, (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles and (4) reviewing and discussing with management disclosure of the Company’s corporate governance practices.

Our nominating and corporate governance committee will consist of    ,    and    , with    serving as chair. The composition of our nominating and corporate governance committee will meet the requirements for independence under current rules and regulations of the SEC and Nasdaq, including Nasdaq’s controlled company exemption. We believe that the composition and functioning of our nominating and corporate governance committee complies with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us. Our board of directors will adopt, effective upon the consummation of this offering, a written charter for the nominating and corporate governance committee, which will be available on our website upon the completion of this offering.

Controlled Company Exemption

After the completion of this offering, NAVER will beneficially own approximately    % of our total outstanding shares of common stock and voting power for the election of directors (or    % if the underwriters exercise in full their option to purchase additional shares of common stock to cover over-allotments). As a result, upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of Nasdaq. We intend to avail ourselves of the “controlled company” exemption under the rules of Nasdaq, including exemptions from certain of the corporate governance listing requirements. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that we have a compensation committee or nominating and corporate governance committee;

•	that a majority of our board of directors consist of “independent directors,” as defined under the rules of Nasdaq;

•

that any corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have an annual performance evaluation of the nominating and governance committees and compensation committee.

Role of the Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements and review with our independent auditors the adequacy and effectiveness of our internal control over financial reporting. Our governance and nominating committee will be responsible for periodically evaluating our corporate governance policies and system in light of the governance risks that we face and the adequacy of our policies and procedures designed to address such risks. Our compensation committee will assess and monitor whether any of our compensation policies and programs are reasonably likely to have a material adverse effect on us.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves or has served during the last completed fiscal year as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitation of Liability and Indemnification of Directors and Officers

Our Amended Charter will provide that to the fullest extent permitted by the DGCL, each of our directors and officers shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty owed to us or our stockholders. Also, our Amended Bylaws will provide that we shall, subject to certain exceptions, indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was our director or officer or, while our director or officer, is or was serving at our request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such Covered Person. For further information, see the section entitled “Description of Capital Stock—Indemnification and Limitations on Directors’ Liability.” We intend to enter into customary indemnification agreements with each of our officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Code of Business Conduct and Ethics

Our board of directors will adopt a general code of ethics that applies to all of our employees, officers and directors effective upon the completion of the offering. At that time, the full text of our codes of ethics will be available on the Investor Relations section of our website at https://about.webtoon.com. We intend to disclose future amendments to certain provisions of our codes of ethics, or waivers of certain provisions as they relate to our directors and executive officers, at the same location on our website or otherwise as required by applicable law. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including board membership criteria and director qualifications, director responsibilities, board agenda, roles of the chair of the board, chief executive officer and presiding director, meeting of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. A copy of our corporate governance guidelines will be posted on our website.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our Chief Executive Officer and our two other most highly compensated officers, to whom we refer as our “Named Executive Officers.” For the year ended December 31, 2023, our Named Executive Officers and their positions were as follows:

•	Junkoo Kim, Chief Executive Officer;

•	David J. Lee, Chief Operating Officer and Chief Financial Officer; and

•	Chankyu Park, Chief Technology Officer.

For the year ended December 31, 2022, our Named Executive Officers and their positions were as follows:

•	Junkoo Kim, Chief Executive Officer;

•	Hyung Il Kim, Chief Operating Officer; and

•	Chankyu Park, Chief Technology Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt in the future may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

Name and Principal Position(1)	Year	Salary ($)(2)	Bonus ($)(3)	Stock Awards ($)(4)	Option Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)(6)	All Other Compensation ($)(7)	Total ($)
Junkoo Kim,	2023	595,825	159,122	8,906,610	—	684,000	—	10,345,557
Chief Executive Officer	2022	598,961	158,350	—	—	705,000	58,630	1,520,941
Hyung Il Kim,
Chief Operating Officer	2022	320,156	—	—	19,124	80,000	27,838	447,117
Chankyu Park,	2023	247,093	772	—	406,841	146,711	—	801,417
Chief Technology Officer	2022	253,783	—	—	106,242	122,926	—	482,951
David J. Lee,	2023	63,462	600,000	1,446,944	3,325,598	—	—	5,436,004
Chief Operating Officer and Chief Financial Officer

(1)	Hyung Il Kim ceased to be Chief Operating Officer as of October 31, 2023 and David J. Lee was appointed Chief Operating Officers and Chief Financial Officer as of November 1, 2023.
(2)

Amounts in this column for Junkoo Kim include a base salary of $480,000 in each of 2022 and 2023, payable by the Company, and a base salary of $118,961 in 2022 and $115,825 in 2023, payable by NAVER WEBTOON. Amounts in this column for Junkoo Kim (with respect to his NAVER WEBTOON base salary) and Chankyu Park in 2022 were converted to U.S. dollars (USD) from Korean Won (KRW) based on the USD/KRW exchange rate of 1,260.92 on December 31, 2022. Amounts in this column for Junkoo Kim (with respect to his NAVER WEBTOON base salary) and Chankyu Park in 2023 were converted to U.S. dollars (USD) from Korean Won (KRW) based on the USD/KRW exchange rate of 1,295.06 on December 29, 2023.

(3)

Amounts in this column for Junkoo Kim reflect a retention bonus paid to Mr. Kim in 2022 in the amount of $158,350 and 2023 in the amount of $158,350 (see “—Retention Bonus Agreement”), and a bonus of $772 to celebrate reaching our first monthly break-even point in June 2023. The amount in this column for David J. Lee reflects a cash sign-on bonus paid to Mr. Lee in 2023. See “—Employment Agreements.” The amount in this column for Chankyu Park reflects a bonus of $772 to celebrate reaching our first monthly break-even point in June 2023. Amounts in this column for Junkoo Kim (with respect to the break-even point bonus) and Chankyu Park were converted to U.S. dollars (USD) from Korean Won (KRW) based on the USD/KRW exchange rate of 1,295.06 on December 29, 2023.

(4)

Amounts in this column reflect the aggregate grant date fair value of restricted stock units granted to Messrs. Kim and Lee in 2023, computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating grant date fair value, see Note 11. Stock-Based Compensation in the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus.

(5)

Amounts in this column reflect the aggregate grant date fair values of options granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating grant date fair values, see Note 11. Stock-Based Compensation in the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus.

(6)

Amounts in this column for 2022 and 2023 reflect the actual amount earned by each Named Executive Officer under the Company’s performance-based cash incentive bonus program. See “—Executive Bonus Program.” Amounts in this column for Chankyu Park for 2022 were converted to U.S. dollars (USD) from Korean Won (KRW) based on the USD/KRW exchange rate of 1,260.92 on December 31, 2022. Amounts in this column for Mr. Park for 2023 were converted to U.S. dollars (USD) from Korean Won (KRW) based on the USD/KRW exchange rate of 1,295.06 on December 29, 2023.

(7)

Amounts in this column for Junkoo Kim reflect tax equalization payments in the amount of $51,867 in respect of his 2022 income taxes for his 2022 compensation, a $1,110 meal allowance, and $5,653 in interest assistance on a personal loan. Amounts in this column for Junkoo Kim were converted to U.S. dollars (USD) from Korean Won (KRW) based on the USD/KRW exchange rate of 1,260.92 on December 31, 2022. Amounts in this column for Hyung Il Kim reflect a $11,481 compensation and lifestyle allowance to make Mr. Kim whole for adjustments to the Company’s meal and health insurance allowances. The amounts also reflect a $600 commuter allowance and $15,757 in 401(k) plan matching contributions made on his behalf during fiscal year 2022. See “—Retirement Benefits” for additional information regarding 401(k) plan contributions.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes, for each Named Executive Officer, the number of Options and RSUs held as of December 31, 2023.

	Option Awards						Stock Awards
Name	Grant Date(9)	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)		Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(8)
Junkoo Kim,	12/29/2023						14,601	(5)	8,906,610
Chief Executive Officer	11/23/2020	—	115,389	(1)	331.00	11/23/2028
Hyung Il Kim,	11/22/2023	—	50	(4)	610.00	11/22/2031
Chief Operating Officer	12/26/2022	—	54	(2)	969.00	12/26/2030
	10/07/2021	—	148	(3)	391.00	10/07/2029
	11/23/2020	—	1,264	(1)	331.00	11/23/2028
Chankyu Park,	11/22/2023	—	1,650	(4)	610.00	11/22/2031
Chief Technology Officer	12/26/2022	—	300	(2)	969.00	12/26/2030
	10/07/2021	—	338	(3)	391.00	10/07/2029
	11/23/2020	—	1,264	(1)	331.00	11/23/2028
David J. Lee,	11/22/2023	—					2,372	(6)	1,446,944
Chief Operating Officer and Chief Financial Officer	11/22/2023	—	19,767	(7)	610.00	11/22/2031

(1)

Unvested options vest upon the satisfaction of the following conditions: (a) the closing of an initial public offering of the Company and (b) the Named Executive Officer’s continued employment through November 23, 2023.

(2)

Unvested options vest upon the satisfaction of the following conditions: (a) the closing of an initial public offering of the Company and (b) the Named Executive Officer’s continued employment through December 26, 2025.

(3)

Unvested options vest upon the satisfaction of the following conditions: (a) the closing of an initial public offering of the Company and (b) the Named Executive Officer’s continued employment through October 7, 2024.

(4)

Unvested options vest upon the satisfaction of the following conditions: (a) the closing of an initial public offering of the Company and (b) the Named Executive Officer’s continued employment through November 22, 2026.

(5)

Unvested RSUs vest upon either (i) the closing of an initial public offering of the Company, subject to Mr. Kim’s continuous employment with the Company through the initial public offering, or (ii) Mr. Kim’s continued employment through December 29, 2026.

(6)

Unvested RSUs vest upon the satisfaction of the following conditions: (i) the closing of an initial public offering or a change in control of the Company and (ii) 1/12th of the total number of RSUs time vest on the last day of each of the first 12 successive three-month periods following November 1, 2023, subject to the Mr. Lee’s continuous employment with the Company through each time vesting date.

(7)

Unvested options vest in installments equal to 1/12th of the total number of options on the last day of each of the first 12 successive three-month periods following November 1, 2023, subject to Mr. Lee’s continuous employment with the Company through each vesting date.

(8)	The amount in this column represents the fair market value of the Company’s common stock as of December 31, 2023, multiplied by the number of reported shares.
(9)	All of the outstanding equity awards were granted pursuant to Third Amended and Restated 2020 Equity Incentive Plan.

Emerging Growth Company Status

When we submitted the draft registration statement of which this prospectus forms a part, we qualified as an “emerging growth company” as defined in the JOBS Act. We ceased to be an emerging growth company as of the end of fiscal year of 2023 because our annual gross revenue exceeded $1.235 billion for the fiscal year. However, we will continue to be treated as an emerging growth company for disclosure purposes in this prospectus until the earlier of the completion of our initial public offering or the end of the one-year period beginning on December 31, 2023. As such, an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation, to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all our employees, and to provide pay versus performance disclosure, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Employment Agreements

Employment Agreement and Business Delegation Agreement with Junkoo Kim

On January 1, 2023, we entered into an executive employment agreement with Mr. Kim for a term of one year that expires on December 31, 2023, pursuant to which Mr. Kim serves as our Chief Executive Officer. Mr. Kim may resign at any time, subject to providing written notice of at least one calendar month. Under the employment agreement, Mr. Kim (a) is eligible to receive an annual base salary of $480,000, (b) is eligible to receive an annual incentive bonus in respect of fiscal year 2023, with the target being equal to $570,000, and (c) may not be employed by, or provide services to, a business that competes with the Company.

On January 1, 2023, NAVER WEBTOON entered into a business delegation agreement with Mr. Kim for a term of one year that expired on December 31, 2023, pursuant to which Mr. Kim may have resigned at any time, subject to providing written notice of at least one calendar month. Under the business delegation agreement, Mr. Kim (a) was eligible to receive an annual base salary of 150,000,000 Korean Won and (b) may not be employed by, or provide services to, a business that competes with NAVER WEBTOON for one year following December 31, 2023.

Employment Agreement with David J. Lee

On October 14, 2023, we entered into an executive employment agreement with Mr. Lee, pursuant to which Mr. Lee serves as our Chief Operating Officer and Chief Financial Officer. Under the employment agreement, Mr. Lee (a) is eligible to receive an annual base salary of $500,000, (b) is eligible to receive an annual incentive bonus, with the target being up to 100% of his annual base salary, (c) received a $600,000 lump sum cash sign-on bonus, (d) received a grant of stock options, which represented 0.5% of the Company’s fully-diluted capital stock on the date of grant and a grant of restricted stock units, which represented 0.06% of the Company’s fully-diluted capital stock on the date of grant, (e) is reimbursed for all reasonable and necessary commuting expenses for airfare, hotel, and ground transportation between the San Francisco Bay Area and Los Angeles for five days per week from January 1, 2024 to December 31, 2026 (or if earlier, the date of his termination of employment), with the aggregate amount reimbursed not to exceed $50,000 for each six-month period between January 1, 2024 to December 31, 2026, and (f) is subject to restrictive covenants including (i) non-competition and non-solicitation of customers during employment, (ii) non-solicitation of employees during employment and for 12 months following the termination of Mr. Lee’s employment, and (iii) perpetual confidentiality, assignment of inventions, and non-disparagement. In addition, Mr. Lee’s executive employment agreement provides for certain severance benefits if we terminate Mr. Lee without “cause” or Mr. Lee resigns with “good reason.” See “—Potential Payments upon a Termination of Employment.”

Business Delegation Agreement with Chankyu Park

On January 1, 2023, NAVER WEBTOON entered into a business delegation agreement with Mr. Park for a term of one year that expired on December 31, 2023, pursuant to which Mr. Park may resign at any time, subject to providing written notice of at least one calendar month. Under the business delegation agreement, Mr. Park (a) is eligible to receive an annual base salary of 320,000,000 Korean Won, (b) is eligible to receive an annual incentive bonus in respect of fiscal year 2023, with the target being equal to 175,000,000 Korean Won, and (c) may not be employed by, or provide services to, a business that competes with NAVER WEBTOON.

Retention Bonus Agreement

On July 1, 2022, the Company and Mr. Kim entered into a retention bonus agreement providing for a cash bonus in an aggregate amount of $316,700, payable in two equal installments on each of December 23, 2022, and December 22, 2023, which was paid early in September 2023.

Executive Bonus Program

As described above, the Named Executive Officers are eligible to receive a cash bonus for the 2022 fiscal year based on the target amount specified in his employment agreement. The cash bonus opportunity is generally earned based on the achievement of individual and organizational performance goals. The performance goals, the achievement of such performance goals, and the amounts of the bonuses payable in respect of such performance goals to the Named Executive Officers are determined in the sole discretion of the Company.

Long-Term Incentive Compensation

The Named Executive Officers have been granted long-term incentives in the form of stock and, in the case of Junkoo Kim and David J. Lee, restricted stock units (“RSUs”), each options (the “Options”) to purchase our common stock pursuant to the Company’s Third Amended and Restated 2020 Equity Incentive Plan and an underlying stock option agreement or restricted stock unit agreement.

The Options granted to the Named Executive Officers (other than David J. Lee) vest upon the satisfaction of the following conditions: (i) the closing of an initial public offering of the Company and (ii) the Named Executive Officer’s continued employment through the third anniversary of the date of grant. Upon the termination of a Named Executive Officer’s employment with the Company, any portion of such Options that is not vested as of the date of termination automatically expire. The Options expire on the eighth anniversary of the grant date.

The Options granted to David J. Lee vest in installments equal to 1/12th of the total number of Options on the last day of each of the first 12 successive three-month periods following November 1, 2023, subject to Mr. Lee’s continuous employment with the Company through each vesting date. Any portion of such Options that is not vested as of the date of termination automatically expire, unless Mr. Lee’s employment is terminated by the Company without “cause” or by Mr. Lee for “good reason” (as each of those terms is defined in Mr. Lee’s executive employment agreement), in each case, within 12 months following a change in control of the Company, in which case all of Mr. Lee’s Options that have not satisfied the requirements will vest in full. The Options expire on November 22, 2031.

The RSUs granted to David J. Lee vest upon the satisfaction of the following conditions: (i) the closing of an initial public offering or a change in control of the Company and (ii) 1/12th of the total number of RSUs time vest on the last day of each of the first 12 successive three-month periods following the vesting commencement date, subject to Mr. Lee’s continuous employment with the Company through each vesting date. Any portion of such RSUs that is not vested as of the date of termination automatically expire, unless Mr. Lee’s employment is terminated by the Company without “cause” or by Mr. Lee for “good reason” (as each of those terms is defined in Mr. Lee’s executive employment agreement), in each case, within 12 months following a change in control of the Company, in which case all of Mr. Lee’s RSUs that have not satisfied the time vesting requirements will vest in full.

The RSUs granted to Junkoo Kim vest upon either (i) the closing of an initial public offering of the Company, subject to Mr. Kim’s continuous employment with the Company through the initial public offering, or (ii) Mr. Kim’s continued employment through December 29, 2026. Upon the termination of Mr. Kim’s employment with the Company, any portion of such RSUs that is not vested as of the date of termination automatically expire.

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees, including David J. Lee and Hyung Il Kim (but not Junkoo Kim or Chankyu Park), can make voluntary pre-tax contributions. We match 100% of elective deferrals up to 7% of compensation. These matching contributions are immediately vested. All contributions under the plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living.

Potential Payments upon a Termination of Employment

Our Named Executive Officers participate in the NAVER WEBTOON Severance Pay Policy for Executives, which provides for severance pay upon a Named Executive Officer’s (other than David J. Lee and Hyung Il Kim) termination of employment, if the Named Executive Officer has been employed for at least one year. We have the ability to reduce the severance pay in the event that a Named Executive Officer is terminated due to sanctions, for reasons attributable to the employee (such as failure to achieve business goals or lack of competence and leadership), or damage is caused to the Company or the Company’s reputation due to the Named Executive Officer’s intent, gross negligence or immoral conduct. The severance is payable in a lump sum in an amount equal to the product of (a) the sum of the Named Executive Officer’s (i) total base pay and allowances for the three months prior to the resignation date, divided by three, plus (ii) the annual incentive compensation for the year prior to the resignation date, divided by 12, multiplied by (b) the number of whole and partial months the Named Executive Officer was employed by the Company, multiplied by (c) two (the “Severance Pay”). For Named Executive Officers (other than David J. Lee and Hyung Il Kim) employed less than one year, we provide a severance incentive arrangement that is calculated in the same way as the severance pay mentioned above. In addition, the Company may pay a discretionary additional bonus of up to 50% of the Severance Pay in recognition of any extraordinary contributions of the Named Executive Officer during employment. Our Named Executive Officers (other than David J. Lee) are not entitled to any enhanced severance or benefits in connection with a change in control.

The executive employment agreement for David J. Lee provides for the following severance benefits if we terminate Mr. Lee without “cause” or Mr. Lee resigns with “good reason” (as each of those terms is defined in Mr. Lee’s executive employment agreement): (a) a lump sum payment equal to twelve months of his then-current annual salary, (b) a lump sum payment equal to his target annual bonus, prorated for the portion of the fiscal year elapsed as of Mr. Lee’s termination date, (c) payment of any earned but unpaid annual bonus on the normal payment date. Payment of the severance benefits is subject to Mr. Lee’s execution and non-revocation of a release of claims in favor of the Company, (d) reimbursement of a portion of the continuation coverage premiums under the Company’s health and welfare benefits for twelve months following the termination date, and (e) if such termination or resignation occurs within 12 months following a change in control, Mr. Lee’s unvested RSUs and Options will vest as described above (see “—Long-Term Incentive Compensation”).

Compensation Actions Taken in 2024

On April 12, 2024, our board of directors granted 7,614 RSUs to David J. Lee under the Company’s Third Amended and Restated 2020 Equity Incentive Plan and an underlying restricted stock unit agreement. The RSUs granted to Mr. Lee vest upon the satisfaction of the following conditions: (i) the closing of an initial public offering or a change in control of the Company and (ii) 1/12th of the total number of RSUs time vest on the last day of each of the first 12 successive three-month periods following the vesting commencement date, subject to Mr. Lee’s continuous employment with the Company through each vesting date.

On May 10, 2024, our board of directors granted to Chankyu Park Options under the Company’s Third Amended and Restated 2020 Equity Incentive Plan and an underlying stock option agreement with respect to an aggregate of approximately 3,269 shares of the Company’s common stock with an exercise price of $675. Such Options will vest upon the closing of an initial public offering and are exercisable between the third and eighth anniversary of the grant date, subject to Mr. Park’s continuous employment with the Company through the exercise date.

On May 28, 2024, our board of directors granted RSUs to Junkoo Kim under the Company’s Third Amended and Restated 2020 Equity Incentive Plan and an underlying restricted stock unit agreement with respect to an aggregate of approximately 14,815 shares of the Company’s common stock. Such RSUs will vest upon January 1, 2025, subject to Mr. Kim’s continuous employment with us through such date. Additionally, on May 28, 2024, our board of directors approved a cash bonus of $30,000,000 to Junkoo Kim payable in July 2024 provided that the closing of the offering has occurred prior to such date, subject to Mr. Kim’s continuous employment with us through such date.

On May 28, 2024, our board of directors granted RSUs to certain of our employees under the Company’s Third Amended and Restated 2020 Equity Incentive Plan and an underlying restricted stock unit agreement with respect to an aggregate of approximately 59,187 shares of the Company’s common stock (the “2024 RSU Grants”). The RSUs will vest either (i) upon January 1, 2025, or (ii) as follows: 30% on the first anniversary of the vesting commencement date, 30% on the second anniversary of the vesting commencement date, and 40% on the third anniversary of the vesting commencement date, in each case, subject to the recipient’s continued

employment through each such applicable vesting date. Additionally, in connection with the 2024 RSU Grants, Chankyu Park was granted 3,437 RSUs pursuant to the vesting schedule described in clause (ii) above.

Equity and Cash Incentives—Summary of the 2024 Omnibus Incentive Plan

Prior to the consummation of this offering, we anticipate that our board of directors (the “Board”) will adopt, and our stockholders will approve, the 2024 Plan, pursuant to which employees, consultants and directors of our company and our affiliates performing services for us, including our executive officers, will be eligible to receive awards. We anticipate that the 2024 Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, other share-based awards, other cash-based awards, substitute awards, and performance awards intended to align the interests of participants with those of our stockholders. The following description of the 2024 Plan is based on the form that will be adopted, but since the 2024 Plan has not yet been adopted, the provisions remain subject to change. As a result, the following description is qualified in its entirety by reference to the form of the 2024 Plan, a copy of which in substantially final form has been filed as an exhibit to the registration statement of which this prospectus is a part.

Securities to Be Offered

The aggregate number of shares of common stock that may be issued or used for reference purposes or with respect to which awards may be granted under the 2024 Plan shall not exceed a number of shares of our common stock equal to    % of the fully diluted shares of our common stock outstanding at the closing of this offering (subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2024 Plan) (the “Initial Share Reserve”). The number of shares of common stock available for issuance under the 2024 Plan will be subject to an annual increase on the first day of each calendar year beginning January 1, 2025, and ending and including January 1, 2034, equal to the lesser of (i)    % of the aggregate number of shares of common stock outstanding on the final day of the immediately preceding calendar year and (ii) any such smaller number of shares as is determined by the Board. The aggregate number of shares that may be issued or used under the 2024 Plan pursuant to incentive stock options (“ISOs”) shall not exceed an amount equal to the Initial Share Reserve. Shares of common stock subject to an award that expires or is canceled, forfeited or otherwise terminated without delivery of shares, shares tendered in payment of an option, shares covered by a stock-settled stock appreciation right (“SAR”) or other award that were not issued upon settlement, and shares delivered or withheld to satisfy any tax withholding obligations will again be available for delivery pursuant to other awards under the 2024 Plan. The number of shares of common stock available for issuance under the 2024 Plan will not be reduced by shares issued pursuant to awards issued or assumed in connection with a merger or acquisition as contemplated by applicable stock exchange rules.

Administration

The 2024 Plan will be administered by a committee of the Board that has been authorized to administer the 2024 Plan, except if no such committee is authorized by the Board, the Board will administer the 2024 Plan (as applicable, the “Committee”). The Committee will have broad discretion to administer the 2024 Plan, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted, and the terms and conditions of awards. The Committee may also accelerate the vesting or exercise of any award and make all other determinations and take all other actions necessary or advisable for the administration of the 2024 Plan. To the extent the Committee is not the Board, the Board will still retain the authority to take all actions permitted by the Committee under the 2024 Plan.

Eligibility

Employees, consultants and non-employee directors of our Company and its affiliates will be eligible to receive awards under the 2024 Plan. As stated above, the basis for participation in the 2024 Plan is the Committee’s decision to select, in its sole discretion, participants from among those eligible. As of    , there were approximately    employees,    consultants and    non-employee directors who would be eligible to participate in the 2024 Plan.

Non-Employee Director Compensation Limits

In each calendar year, a non-employee director may not receive awards under the 2024 Plan for such individual’s service on the Board that, taken together with any cash fees paid to such non-employee director during such calendar year for such individual’s service on the Board, have a value in excess of $750,000 (based on the grant date fair value of such awards); provided that (a) the Committee may make exceptions to this limit, except that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation and (b) for any calendar year in which a non-employee director (i) first commences service on the Board, (ii) serves on a special committee of the Board, or (iii) serves as lead director or non-executive chair of the Board, such limit shall be increased to $1,000,000.

Types of Awards

Options

The 2024 Plan provides for the grant of both ISOs intended to qualify under Section 422 of the Code and nonstatutory stock options. We may grant options to eligible persons, except that ISOs may only be granted to persons who are our employees or employees of one of our parents or subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option cannot be less than 100% of the fair market value of a share of common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. However, in the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of common stock on the date of grant and the option must not be exercisable more than five years from the date of grant.

Options granted under the 2024 Plan generally must be exercised by the optionee before the earlier of the expiration of such option or at such time or times as shall be determined by the Committee at the time of grant. Each option award agreement will set forth the extent to which the optionee will have the right to exercise the option following the termination of the optionee’s service with us, and the right to exercise the option of any executors or administrators of the optionee’s estate or any person who has acquired such options directly from the optionee by bequest or inheritance.

Payment of the exercise price may be made in a manner approved by the Committee, which may include (a) immediately available funds in U.S. dollars, (b) delivery of common stock having a value equal to the exercise price, (c) a broker assisted cashless exercise or (d) any other means approved by the Committee.

SARs

A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR cannot be less than 100% of the fair market value of a share of common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. The Committee has the discretion to determine other terms and conditions of a SAR award.

Restricted Stock Awards

A restricted stock award is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Committee. Unless otherwise determined by the Committee and specified in the applicable award agreement, the holder of a restricted stock award has rights as a stockholder, including the right to vote the shares of common stock subject to the restricted stock award or to receive dividends on the shares of common stock subject to the restricted stock award during the restriction period. In the discretion of the Committee, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted shares with respect to which the distribution was made.

Restricted Stock Units

A restricted stock unit (“RSU”) is a right to receive cash, shares of common stock or a combination of cash and shares of common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Committee. The Committee may determine that a grant of RSUs will provide a participant a right to receive dividend equivalents, which entitles the participant to receive the equivalent value (in cash or shares of common stock) of dividends paid on the underlying shares of common stock. Dividend equivalent rights may be paid currently or credited to an account, settled in cash or shares and may be subject to the same restrictions as the RSUs with respect to which the dividend equivalent rights are granted.

Performance Awards

A performance award is an award that vests and/or becomes exercisable or distributable subject to the achievement of certain performance goals during a specified performance period, as established by the Committee. Performance awards may be granted alone or in addition to other awards under the 2024 Plan and may be paid in cash, shares of common stock, other property or any combination thereof, as determined in the sole discretion of the Committee.

Other Stock-Based Awards

Other stock-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of shares of common stock.

Cash Awards

Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award.

Substitute Awards

Awards may be granted under the 2024 Plan in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the Company or one of its affiliates.

Certain Transactions

If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of stock, or other recapitalization, merger, or otherwise, which results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Committee in the shares subject to an award under the 2024 Plan. The Committee will also have the discretion to make certain adjustments to awards in the event of a change in control of the Company, such as the assumption or substitution of outstanding awards, the purchase of any outstanding awards in cash based on the applicable change in control price, the ability for participants to exercise any outstanding stock options, SARs, or other stock-based awards upon the change in control (and, if not exercised, such awards will be terminated) and the acceleration of vesting or exercisability of any outstanding awards.

Clawback

All awards granted under the 2024 Plan are subject to reduction, cancellation, or recoupment under any written clawback policy that we are required to adopt pursuant to Nasdaq listing standards or as is otherwise required under applicable law, including the final rule issued by the SEC implementing the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to recoupment of incentive-based compensation.

Plan Amendment and Termination

The Committee may amend or terminate any award, award agreement, or the 2024 Plan at any time, provided that the rights of a participant granted an award prior to such amendment or termination may not be impaired without such participant’s consent. In addition, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Committee will not have the authority, without the approval of stockholders, to amend any outstanding option or SAR to reduce its exercise price per share. The 2024 Plan will remain in effect for a period of ten years (unless earlier terminated by the Board or Committee, as applicable).

Non-Employee Director Compensation

We did not have any non-employee directors who received compensation for their service on our board of directors and committees of our board of directors during 2022 or 2023, other than one grant to Seon Ju Chae of 1,000 options with an exercise price of $969.00 on February 28, 2023. The options vest upon the satisfaction of the following conditions: (a) the closing of an initial public offering of the Company and (b) Ms. Chae’s continued service through February 28, 2026.

Name	Option Awards ($)(1)	Total ($)
Seon Ju Chae	$361,400	$361,400

(1)

Amounts in this column reflect the aggregate grant date fair values of options granted during the applicable fiscal year, computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating grant date fair values, see Note 11. Stock-Based Compensation in the accompanying notes to our audited consolidated financial statements included elsewhere in this prospectus.

Non-Employee Director Compensation Policy

Other than the arrangements described above, we do not currently have a formal policy with respect to compensating our non-employee directors for service as directors. Following the completion of this offering, we will implement a formal policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2021, and any currently proposed transactions to which we are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described under “Executive Compensation.”

Intercompany Services and Property Leases

We entered into certain service agreements with NAVER, LINE Corporation (“LINE”; now succeeded by LY Corporation) and their respective subsidiaries, pursuant to which NAVER, LINE or their subsidiaries have provided certain services to us, including but not limited to, information technology management, platform development and management, payment service, brand usage and outsourcing service, advertisement platform, management and administrative support service, software research and development service, content management and video production service, user interface development and design, customer support, and platform management services. NAVER or their subsidiaries have also granted us licenses to certain of their intellectual property, including trademarks, domain names and rights to titles. We also provided certain services or licensed the use of our platform or intellectual property to NAVER, LINE or their subsidiaries. We expect to continue to rely on NAVER for the functions and services covered by the services agreements in the future. If some or all of the services agreements with NAVER, LINE or their respective subsidiaries are terminated, including, in certain cases, without cause by NAVER, LINE or their respective subsidiaries, we may not be able to bring the services and functions covered thereby in-house and, even if we are able to do so, we may need to continue to rely on third parties for all or part of these functions. See “Risk Factors—Risk Related to Our Business, Industry and Operations—We are dependent on NAVER to carry out our activities, and we may not be able to find suitable replacements if our services agreements with NAVER are terminated.”

We have leased certain office spaces from NAVER since March 2022. During the three months ended March 31, 2024, operating lease expenses from the lease and related lease obligations from the lease were $1.6 million and $19.0 million, respectively. During the years ended December 31, 2023 and December 31, 2022, the operating lease expense associated with such lease was $7.2 million and $5.0 million, respectively, and the related lease obligations was $21.3 million and $27.3 million as of December 31, 2023 and December 31, 2022, respectively.

We also subleased certain portions of the premises located at Suite 220 on the second (2nd) floor of 5700 Wilshire Boulevard, Los Angeles, California that we rented from a third-party landlord to NAVER Z USA, INC., a subsidiary of NAVER, for a monthly rent of $9,894 per month.

We also subleased certain portions of the premises located at Suite 640 on the sixth (6th) floor of 5750 Wilshire Boulevard, Los Angeles, California that we rented from a third-party landlord to NAVER BAND Inc., a subsidiary of NAVER, for a monthly rent of $39,615 per month.

We believe that all such intercompany service agreements and property leases have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis. During the three months ended March 31, 2024, we earned revenue of approximately $13.3 million from such agreements with NAVER, LINE or their respective subsidiaries. During the years ended December 31, 2023 and December 31, 2022, respectively, we earned revenue of approximately $78.7 million and $54.4 million, respectively, from such agreements with such entities. During the three months ended March 31, 2024, we recognized cost of approximately $12.8 million and expenses of approximately $7.0 million, respectively, for services provided by NAVER, LINE or their respective subsidiaries. During the years ended December 31, 2023 and December 31, 2022, we recognized cost of approximately $22.4 million and $14.8 million, respectively, and expenses of approximately $31.1 million and $30.8 million, respectively, for such services provided by such entities.

Loans

During the year ended December 31, 2021, we received a short-term loan of $30.4 million from NAVER that was repaid during the year ended December 31, 2022.

During the year ended December 31, 2022, we received a loan of $23.7 million from NAVER J.Hub Co. Ltd. that was repaid during the year ended December 31, 2022.

In April 2022, Studio N received a loan of $3.9 million from NAVER, who later assigned the loan to NW Media Contents, Inc., a subsidiary of NAVER, in June 2022 with an original maturity date of April 2023. In March 2023, the maturity date was extended to April 2024. The loan was paid off in April 2024.

In February 2023, NAVER WEBTOON loaned approximately 15 billion Korean Won to NAVER WEBTOON COMPANY Corporation, a subsidiary of NAVER. The loan bore an interest rate of 5.26%. During the three months ended March 31, 2024, the loan was extended for an additional one year with a fixed interest rate of 4.6%.

Preferred Stock

On July 2, 2021, we entered into a share subscription agreement with NAVER Z Corporation, a subsidiary of NAVER, and the investors and interested parties named therein, including SNOW Corporation, a subsidiary of NAVER, and certain officers of NAVER’s subsidiaries, pursuant to which we purchased 3,639 shares of NAVER Z Corporation’s Series A redeemable convertible preferred shares at a price of 1.37 million Korean Won per share for an aggregate purchase price of 5.0 billion Korean Won.

On November 30, 2021, we entered into a share subscription agreement with NAVER Z Corporation, a subsidiary of NAVER, and the investors and interested parties named therein, including SNOW Corporation, a subsidiary of NAVER, and certain officers of NAVER’s subsidiaries, pursuant to which we purchased 909 shares of NAVER Z Corporation’s Series B redeemable convertible preferred shares at a price of 7.81 million Korean Won per share for an aggregate purchase price of 7.1 billion Korean Won.

Business Transfer Agreement

On April 24, 2023, we entered into a business transfer agreement with NAVER, pursuant to which we agreed to transfer certain assets, liabilities, rights and obligations in connection with SERIES ON, a media platform, at a price of approximately 16 million Korean Won. As of December 31, 2022, the transferred assets and liabilities were valued at approximately 8.09 billion Korean Won and 10.2 billion Korean Won, respectively.

Agreement of Termination and Transfer of Coin Issuance Operation

In September 2023, LDF entered into an Agreement of Termination and Transfer of Coin Issuance Operation with LY Corporation, pursuant to which LY Corporation transferred its operation that issues Coins redeemable on LINE MANGA. Upon the transfer of the operation, LDF received from LY Corporation cash in the amount of $12.1 million, accounting for the unused balances of Coins LDF inherited from LY Corporation.

Directors and Senior Management

Mr. Haejin Lee, who currently serves as a director of our board of directors, also serves as an executive officer of NAVER.

Mr. Namsun Kim, who currently serves as a director of our board of directors, also serves as an executive officer of NAVER.

Mr. Jun Masuda, who currently serves as a director of our board of directors, also serves as an executive officer of LY Corporation and as an outside director of Demae-can Co., Ltd., an affiliate of LY Corporation.

Issuance of Common Stock

In May 2021, we issued an aggregate of 433,668.64 shares of common stock and 217,485.48 shares of common stock to NAVER and LINE, respectively, in a private placement at a price of $423.46 per share in order to fund our operation.

Between November 2021 and March 2022, we issued an aggregate of 174,099.90 shares of common stock to NAVER in a private placement at a purchase price of $836.70 per share in order to fund the acquisition of eBIJ by LDF (the “eBook Acquisition”).

In March 2022, we issued an aggregate of 90,990 shares of common stock in a private placement at a price of $836.70 per share of common stock to NAVER WEBTOON and LDF, who then transferred such shares to Z Holdings through a series of transactions in March 2022.

Between April and May 2022, we issued an aggregate of 180,277.69 shares of common stock to NAVER in a private placement for an aggregate purchase price of approximately $268.0 million in accordance with a certain transaction agreement, dated as of September 30, 2021, by and among NAVER, LDF and Z Holdings in connection with the eBook Acquisition.

In May 2022, we issued an aggregate of 38,546.55 shares of common stock to LINE in a private placement at a price of $1,513.99 per share.

In May 2023, we issued 413,781.93 shares of common stock to NAVER in a private placement at a price of $1,513.99 per share in connection with the acquisition of stock ownership of Wattpad from NAVER.

Registration Rights Agreement

In connection with the closing of this offering, we will enter into a registration rights agreement with NAVER, LY Corporation and certain other stockholders granting them registration rights. Under the registration rights agreement, we will agree to register the sale of shares of our common stock held by NAVER, LY Corporation and certain other stockholders under certain circumstances, and to provide such stockholders with certain customary underwritten offering, block trade and piggyback rights. These registration rights will be subject to certain conditions and limitations. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective.

Stockholder Agreements

We intend to enter into separate stockholder agreements with NAVER and LY Corporation (each, a “Stockholder Agreement” and, together, the “Stockholder Agreements”) in connection with this offering. Pursuant to the Stockholder Agreements, each of NAVER and LY Corporation will separately agree with the Company to vote or cause to be voted, at any of our annual or special meeting of the stockholders or in any action by written consent in lieu of such a meeting, all shares then owned by it in favor of the election of the nominees recommended by the board of directors for election by our stockholders, provided that, such nominees will include Naver Group Directors or LY Group Directors, as applicable, pursuant to their separate nomination rights described below.

Our Amended Charter and the applicable Stockholder Agreements will provide that without limiting the rights of NAVER or LY Corporation, respectively, under the DGCL, our Amended Charter or otherwise, (i) the Company shall include as nominees for election as directors at each meeting of stockholders of the Company at which directors are to be elected, a number of individuals designated by NAVER that, if elected, will result in NAVER having (a) a number of individuals representing a majority of the total number of directors constituting the entire board of directors at any time when NAVER beneficially owns, in the aggregate, 50% or more in voting power of our stock entitled to vote generally in the election of directors, and (b) a number of individuals proportionate to NAVER’s beneficial ownership in voting power of our stock entitled to vote generally in the election of directors, rounded up to the nearest whole number, at any time when NAVER beneficially owns, in the aggregate, less than 50% but at least 5% in voting power of our stock entitled to vote generally in the election of directors and (ii) the Company shall include as a nominee for election as director at each meeting of stockholders of the Company at which directors are to be elected, one (1) individual designated by LY Corporation that, if elected, will result in LY Corporation having one (1) individual serving on the board of directors at any time when LY Corporation beneficially owns, in the aggregate, 20% or more in voting power of our stock entitled to vote generally in the election of directors.

Limitation of Liability and Indemnification of Officers and Directors

Our Amended Charter will provide that to the fullest extent permitted by the DGCL, each of our directors and officers shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty owed to us or our stockholders. Also, our Amended Bylaws will provide that we shall, subject to certain exceptions, indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Covered Person against all liability and loss suffered and expenses reasonably incurred by such Covered Person. For further information, see the section entitled “Description of Capital Stock—Indemnification and Limitations on Directors’ Liability.” We intend to enter into customary indemnification agreements with each of our officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Review, Approval or Ratification of Transactions with Related Persons

The audit committee of our board of directors will have primary responsibility for reviewing and approving transactions with related parties. Our audit committee charter will provide that the audit committee shall review and approve in advance any related party transactions.

We will adopt, effective upon the consummation of this offering, a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our voting stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed, is a general partner or principal or in a similar position, or in which such person has a 5% or greater beneficial ownership interest, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our audit committee is expected to determine that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee or beneficial owner of less than 5% of that company’s shares, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis and transactions available to all employees generally.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of    ,    by:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person known to us to beneficially own 5% or more of our outstanding common stock.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective directors, executive officers, or 5% or more stockholders, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o WEBTOON Entertainment Inc., 5700 Wilshire Blvd., Suite 220, Los Angeles, CA 90036.

To the extent the underwriters sell more than    shares of common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional     shares from us.

	Shares Beneficially Owned Before Offering		Shares Beneficially Owned After Offering Assuming No Exercise of the Underwriters’ Option		Shares Beneficially Owned After Offering Assuming Full Exercise of the Underwriters’ Option
Name of Beneficial Owner	Shares	%(1)	Shares	%	Shares	%
5% Stockholders:
NAVER(2)(3)
LY Corporation(2)(4)

Directors and Named Executive Officers:
Junkoo Kim(5)
David J. Lee(6)
Chankyu Park(7)
Haejin Lee
Namsun Kim
Jun Masuda
Isabelle Winkles
Nancy Dubuc
All directors and executive officers as a group (12 individuals)

(1)

Based upon an aggregate of    shares outstanding as of    ,    , after giving effect to the Stock Split to be effected after the effectiveness of the registration statement of which this prospectus forms a part and before the completion of this offering. For each stockholder, in accordance with Rule 13d-3 promulgated under the Exchange Act, this percentage is determined by assuming the named stockholder exercises all options and other instruments pursuant to which the stockholder has the right to acquire shares of our common stock within 60 days of    ,    , but that no other person exercises any options or other purchase rights (except with respect to the calculation of the beneficial ownership of all directors and executive officers as a group, for which the percentage assumes that all directors and executive officers exercise all such options or other purchase rights).

(2)

NAVER and LY Corporation are each governed and controlled by a board of directors of more than three members. Each director has one vote, and the approval of a majority or a supermajority is required to approve an action. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by a majority comprised of two or more individuals of a three-member (or greater) board, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no person exercises voting or dispositive control over any of the securities held by NAVER and LY Corporation, as applicable.

(3)	The business address of NAVER Corporation is Naver 1784, 95 Jeongjail-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea.
(4)	The business address of LY Corporation is Kioi Tower 1-3 Kioicho, Chiyoda-ku, Tokyo 102-8282 Tokyo, 102-8282, Japan.
(5)	Consists of (i) shares underlying options that will be exercisable upon the completion of this offering and (ii) shares underlying RSUs that will vest upon the completion of this offering.
(6)	Consists of (i) shares underlying options that are exercisable within 60 days of , and (ii) shares underlying RSUs that will vest upon the completion of this offering.
(7)	Consists of shares underlying options that will be exercisable upon the completion of this offering.

DESCRIPTION OF CAPITAL STOCK

We plan to file with the office of the Secretary of the State of Delaware our Amended Charter and adopt our Amended Bylaws, effective immediately prior to the consummation of this offering. Below is a summary of the material terms and provisions of our Amended Charter and our Amended Bylaws as expected to be in effect and affecting the rights of our stockholders upon the consummation of this offering, as well as relevant provisions of Delaware law affecting the rights of our stockholders. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended Charter, our Amended Bylaws and the DGCL. Copies of our Amended Charter and Amended Bylaws have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. References in this section to the “Company,” “we,” “us” and “our” refer to WEBTOON and not to any of its subsidiaries.

Authorized Capital

Our authorized capital stock will consist of 2,000,000,000 shares of common stock, par value $0.0001 per share, of which    shares of common stock will be issued and outstanding upon completion of this offering, and 100,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares of preferred stock will be issued and outstanding upon completion of this offering.

Common Stock

Voting Rights. The holders of our common stock will be entitled to one vote per share on all matters on which stockholders generally are entitled to vote; provided, however, that, to the fullest extent permitted by law, holders of our common stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to our Amended Charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Amended Charter (including any certificate of designation relating to any series of preferred stock) or pursuant to the DGCL. Except as otherwise provided in our Amended Charter or required by applicable law, holders of our common stock will vote together as a single class (or, if the holders of one or more series of preferred stock are entitled to vote together with the holders of common stock, as a single class with the holders of such other series of preferred stock) on all matters submitted to a vote of the stockholders generally. Holders of our common stock will not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the combined voting power of our common stock could, if they so choose, elect all the directors.

Dividend Rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with our common stock with respect to the payment of dividends and other distributions in cash, property of the Company or shares of our capital stock, such dividends and other distributions may be declared and paid ratably on our common stock out of the assets of the Company that are by law available therefor at such times and in such amounts as the board of directors in its discretion shall determine.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company and subject to the rights, if any, of the holders of preferred stock or any class or series of stock having a preference over or the right to participate with our common stock as to distributions upon dissolution or liquidation or winding up, the holders of all outstanding shares of common stock shall be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares held by each such stockholder.

Other Matters. Our Amended Charter will not entitle holders of our common stock to preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are, and the shares of common stock offered in this offering will be, fully paid and non-assessable.

Authorized but Undesignated Preferred Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply as long as our common stock is listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the combined voting power of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans.

Unless required by law or by any stock exchange on which our common stock may be listed, the authorized shares of preferred stock will be available for issuance without further action by our stockholders. Our Amended Charter will authorize our board of directors, by resolution or resolutions, at any time and from time to time, to provide, out of the undesignated shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Except as otherwise required by law, holders of our preferred stock will have no voting rights, except as expressly granted by our Amended Charter (including any certificate of designation relating to such series of preferred stock).

The existence of unissued and unreserved common stock or undesignated preferred stock may enable our board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of our management and possibly deprive stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Forward Stock Split

In accordance with the DGCL, after the effectiveness of the registration statement of which this prospectus forms a part and before the completion of this offering, a    -for-1 forward split of the capital stock of the Company shall be effected, whereby each one share of the Company’s common stock held in treasury or issued and outstanding immediately prior to the Split Effective Time (as defined in our Amended Charter) shall automatically and without any further action by the holder thereof or the Company, be subdivided into     shares of common stock; provided further, that if the forward stock split would result in any fractional share (after aggregating all fractional shares a holder would otherwise be entitled to receive in connection with the forward stock split), the Company shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the effective date of the forward stock split as determined by the Board. From and after the forward stock split, certificates that represented shares of the common stock immediately prior to the Split Effective Time shall represent the number of whole shares of common stock into which the shares of common stock represented by such certificate were subdivided pursuant to the forward stock split; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares resulting from the forward stock split unless either the certificates evidencing such shares of common stock are delivered to the Company or its transfer agent, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.

Dividends

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and therefore do not anticipate paying any cash dividends on our common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks Related to This Offering and Ownership of our Common Stock—We do not intend to pay any cash distributions or dividends on our common stock in the foreseeable future.”

Exclusive Forum

Our Amended Charter will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a duty (including any fiduciary duty) by, or other wrongdoing by, any of our current or former director, officer, employee, agent or stockholder to us or to our stockholders, (3) any action asserting a claim against us or any of our current or former director, officer, employee, agent, or stockholder arising out of or relating to any provision of the DGCL, our Amended Charter or our Amended Bylaws (as either may be amended and/or restated from time to time), (4) any action to interpret, apply, enforce or determine the validity of our Amended Charter or our Amended Bylaws, (5) any action asserting a claim against us or any of our current or former director, officer, employee, agent or stockholder governed by the internal affairs doctrine or (6) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL shall be the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom. Notwithstanding the foregoing, our Amended Charter will provide that the Delaware Forum Provision will not apply to any action or proceeding asserting a claim under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or any of our director, officer, employee or agent.

Additionally, our Amended Charter will provide that, unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the U.S. shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our director, officer, employee or agent. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Company (including, without limitation, shares of our common stock) shall be deemed to have notice of and to have consented to this provision. The Supreme Court of Delaware has held that this type of exclusive federal forum provision is enforceable. There may be uncertainty, however, as to whether courts of other jurisdictions would enforce such provision, if applicable.

Indemnification and Limitations on Directors’ Liability

Section 145 of the DGCL grants each Delaware corporation the power to indemnify any person who is or was a director, officer, employee or agent of a corporation, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of serving or having served in any such capacity, if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation may similarly indemnify any such person in actions by or in the right of the corporation if he or she acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines that, despite adjudication of liability, but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the Delaware Court of Chancery or other court shall deem proper.

Our Amended Bylaws will provide, among other things, that: (1) we shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may thereafter be amended, any Covered Person, against all liability and loss suffered and expenses reasonably incurred by such Covered Person, (2) notwithstanding the foregoing, subject to certain exceptions, we shall be required to indemnify a Covered Person in connection with any Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by our board of directors, (3) we shall to the fullest extent not prohibited by applicable law pay the expenses incurred by a Covered Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under our bylaws or otherwise, (4) the rights conferred on any Covered Person by the Amended Bylaws shall not be exclusive of any other rights which such Covered Person may have or thereafter acquire under any statute, provision of the certificate of incorporation, the bylaws, agreement, vote of stockholders or disinterested directors or otherwise, (5) any right to indemnification or to advancement of expenses of any Covered Person arising thereunder shall not be eliminated or impaired by an amendment to or repeal of the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, and (6) the indemnification provisions in the bylaws shall not limit our right, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability of (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, (4) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (5) an officer in any action by or in the right of the corporation. Our Amended Charter will provide for such limitation of liability.

We maintain a directors’ and officers’ insurance policy. The policy insures directors and officers against indemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions that are normal and customary for policies of this type.

We believe that the limitation of liability and indemnification provisions in our Amended Charter, Amended Bylaws and insurance policies are necessary to attract and retain qualified directors and officers. However, these provisions may discourage derivative litigation against directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required or allowed by this limitation of liability and indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or agents as to which indemnification is sought from us, nor are we aware of any threatened litigation or proceeding that may result in an indemnification claim.

Anti-Takeover Effects of Delaware Law, Our Amended Charter and Our Amended Bylaws

Certain provisions of Delaware law, our Amended Charter and our Amended Bylaws that will be effective immediately prior to consummation of the offering could make the acquisition of the Company more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of our board of directors.

Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of our common stock will be available for future issuance without stockholder approval except as required by law or by any stock exchange on which our common stock may be listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our board of directors may authorize, without stockholder approval, the issuance of undesignated preferred stock with voting rights or other rights or preferences designated from time to time by our board of directors. The existence of authorized but unissued shares of common stock or undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

Director Nomination Rights. Our Amended Charter and Amended Bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors; provided, however, that, at any time NAVER beneficially owns, in the aggregate, at least 50% in voting power of our stock entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolution adopted by the stockholders by written consent in lieu of a meeting.

Our Amended Charter and Stockholder Agreement with NAVER will provide that without limiting NAVER’s rights under the DGCL, our Amended Charter or otherwise, the Company shall include as nominees for election as directors at each meeting of stockholders of the Company at which directors are to be elected, a number of individuals designated by NAVER that, if elected, will result in NAVER having (i) a number of individuals representing a majority of the total number of directors constituting the entire board of directors at any time when NAVER beneficially owns, in the aggregate, 50% or more in voting power of our stock entitled to vote generally in the election of directors, and (ii) a number of individuals proportionate to NAVER’s beneficial ownership in voting power of our stock entitled to vote generally in the election of directors, rounded up to the nearest whole number, at any time when NAVER beneficially owns, in the aggregate, less than 50% but at least 5% in voting power of our stock entitled to vote generally in the election of directors. Our Amended Charter and Stockholder Agreement with LY Corporation will provide that without limiting LY Corporation’s rights under the DGCL, our Amended Charter or otherwise, the Company shall include as a nominee for election as director at each meeting of stockholders of the Company at which directors are to be elected, one (1) individual designated by LY Corporation that, if elected, will result in LY Corporation having one (1) individual serving on the board of directors at any time when LY Corporation beneficially owns, in the aggregate, 20% or more in voting power of our stock entitled to vote generally in the election of directors.

Further, subject to applicable laws and stock exchange regulations, and subject to requisite independence requirements applicable to such committee, unless otherwise agreed by NAVER, all committees of the board of directors must include a number of the NAVER Group Directors designated by NAVER not exceeding the number of directors that is proportionate (rounding up to the next whole director) to the ratio of the NAVER Group Directors relative to the total number of directors constituting the entire board of directors.

Board Classification. Our Amended Charter will provide that our board of directors, other than directors elected by the holders of any series of our preferred stock, will be divided into three classes of directors, with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors.

Special Meetings of Stockholders. Our Amended Charter and our Amended Bylaws will provide that, except as otherwise required by law and subject to the rights of the holder of any series of our preferred stock, special meetings of our stockholders may be called by or at the direction of our board of directors or our chair; provided, however, that at any time NAVER beneficially owns, in the aggregate, at least 35% in voting power of our stock entitled to vote generally in the election of our directors, special meetings of our stockholders shall also be called by or at the direction of our board of directors or our chair at the request of NAVER.

Stockholder Action by Written Consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our Amended Charter provides otherwise. Our Amended Charter will also preclude stockholder action by written consent at any time when NAVER beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors, other than certain rights that holders of our preferred stock may have to act by consent.

Advance Notice Requirements for Stockholder Proposals and Nomination of Directors. Our Amended Bylaws will require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing (electronic transmission alone is not sufficient). To be timely, a stockholder’s notice will need to be delivered to our Corporate Secretary at our principal executive offices: (A) if such meeting is to be held on a day which is not more than 30 days in advance of the anniversary of the previous year’s annual meeting or not later than 70 days after the anniversary of the previous year’s annual meeting, no later than the close of business on the 90th day, nor earlier than the 120th day prior to the first anniversary of the previous year’s annual meeting; and (B) with respect to any other annual meeting, including in the event that no annual meeting was held in the previous year, no earlier than the 120th day prior to the annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting and the close of business on the tenth day following the date on which a public announcement of the date of such meeting was made by us. Our Amended Bylaws also will specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror’s own slate of directors or otherwise attempting to obtain control of the Company.

Removal of Directors; Vacancies. Under the DGCL, unless otherwise provided in our Amended Charter, directors serving on a classified board may be removed by the stockholders only for cause. Our Amended Charter will provide that, any and all of the directors (other than the directors elected by holders of our preferred stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed at any time either with or without cause upon the affirmative vote of a majority in voting power of our stock entitled to vote thereon, voting together as a single class; provided, however, that at any time when NAVER beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors, any or all such directors other than the NAVER Group Directors and the LY Group Directors may be removed only for cause and only by the affirmative vote of holders of at least 66 2/3% in voting power of our stock entitled to vote thereon, voting together as a single class.

In addition, our Amended Charter also will provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to NAVER and LY Corporation under the applicable Stockholder Agreement, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors will be filled by a majority of the directors then in office, although less than a quorum, by a sole remaining director or by the stockholders; provided, however, that at any time when NAVER beneficially owns, in the aggregate, less than 35% in voting power of our stock entitled to vote generally in the election of directors, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring in our board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders other than NAVER and LY Corporation with respect to the NAVER Group Directors and LY Group Directors.

Notwithstanding the foregoing, NAVER or LY Corporation, as applicable, shall have the exclusive right to remove without cause any NAVER Group Director or LY Group Director, respectively, from our board of directors. For so long as NAVER or LY Corporation have the right to designate their respective nominees, the shares of common stock held by NAVER and LY Corporation, as applicable, shall be the only shares entitled to vote on the removal without cause of any NAVER Group Director or LY Group Director, and the shares of common stock owned by any other holders as of the record date for determining stockholders entitled to vote thereon shall have no voting rights on such matter.

Supermajority Provisions. Our Amended Charter and Amended Bylaws will provide that our board of directors is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, our Amended Bylaws without the assent or vote of the stockholders in any matter not inconsistent with Delaware law and our Amended Charter (including any certificate of designation relating to any series of preferred stock). From and after the Trigger Event, in addition to any vote of the holders of any class or series of capital stock of the Company required by our Amended Charter, our Amended Bylaws or applicable law, the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of the stock of our Company entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of our Company to alter, amend, repeal or rescind, in whole or in part, any provision of the Amended Bylaws or to adopt any provision inconsistent therewith.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our Amended Charter will provide that the following provisions in our Amended Charter may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our Amended Bylaws;

•	setting size of the board and the provisions providing for setting size of the board and a classified board of directors (the election and terms of our directors);

•	the provisions regarding NAVER and LY Corporation’s rights to designate (and remove and replace) director nominees;

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions regarding appointment of committee members designated by NAVER;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by our director or officer;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding Section 203 of the DGCL;

•	the provisions regarding entering into business combinations with interested stockholders; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

Corporate Opportunity Doctrine

Our Amended Charter will provide that, to the fullest extent permitted by law, we renounce any interest or expectancy that we would otherwise be entitled to have in, and any right to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to or acquired, created, developed, or that otherwise may come into the possession of the Identified Persons and any of their respective affiliates, and us or any of our affiliates, including but not limited to opportunities with respect to the NAVER Group or the LY Group. None of the Identified Persons shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (i) engaging in the same or similar business activities or lines of business in which we or any of our affiliates now engages or proposes to engage or (ii) otherwise competing with us or any of our affiliates. In the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, herself or himself and us or any of our Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the us or any of our affiliates.

Our Amended Charter will further provide that, from and after the Trigger Event, any amendment to or adoption of any provision inconsistent with the provisions of our Amended Charter governing the renouncement of business opportunities must be approved by the holders of at least 66 2/3% in voting power of our stock entitled to vote thereon.

Business Combination with Interested Stockholders

We will have opted out of Section 203 of the DGCL; however, our Amended Charter will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares;

•

at or subsequent to that time, the business combination is approved by our board of directors and authorized at an annual of special meeting of the stockholders, and not by written consent, by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock which is not owned by the interested stockholder;

•

the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of sufficient ownership to cease to be an interested stockholder and (ii) had not been an interested stockholder but for the inadvertent acquisition of ownership within three years of the business combination; or

•

the business combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under our Amended Charter of a proposed transaction which (i) constitutes one of the transactions described in the proviso of this sentence, (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of our board of directors and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors; provided that the proposed transactions are limited to (x) our merger or consolidation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of our stockholders is required), (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of ours or of any of our direct or indirect majority-owned subsidiaries (other than to any of our direct or indirect wholly-owned subsidiaries or to us) having an aggregate market value equal to 50% or more of either that aggregate market value of all of our assets determined on a consolidated basis or the aggregate market value of all our outstanding stock or (z) a proposed tender or exchange offer for 50% or more of our outstanding voting stock; provided further that we will give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) above.

Generally, a “business combination” includes any merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is any person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” shall mean, with respect to any corporation, stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

Under certain circumstances, these provisions will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. These provisions may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our Amended Charter will provide that “interested stockholders” for purposes of these provisions shall not include (x) NAVER or LY Corporation or any of their affiliates, any of their respective direct or indirect transferees or any of their affiliates, or any other person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of our stock or (y) any person whose ownership of shares in excess of 15% is the result of any action taken solely by us; provided, however, that for the purposes of this clause (y) only, such person shall be an interested stockholder if thereafter such person acquires additional shares of our voting stock, except as a result of further corporate action not caused, directly or indirectly, by such person.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Listing

We have applied to list our common stock on Nasdaq under the symbol “WBTN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock in the public market after this offering, and the availability of shares for future sale, could adversely affect the market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nonetheless, sales of substantial amounts of our common stock in the future, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise equity capital.

Upon the closing of this offering, a total of    shares of common stock will be outstanding, assuming the underwriters do not exercise their option to purchase additional shares of common stock to cover over-allotments. Of these shares,    shares of common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

Date	Number of Shares
On the date of this prospectus (consisting of the shares sold in this offering)
Beginning 180 days after the date of this prospectus

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, (2) we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and (3) we are current in our Exchange Act reporting at the time of sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months, but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately     shares immediately after the completion of this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments); and

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Such sales by affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8, which will become effective immediately upon filing, under the Securities Act to register all of the shares of common stock reserved for issuance under the 2024 Plan. Shares covered by the Form S-8 will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below and Rule 144 limitations applicable to affiliates. All shares of our common stock will be subject to the lock-up agreements or market stand-off provisions described below.

Lock-up Agreements

We have agreed that, for a period of 180 days after the date of this prospectus (the “restricted period”) we will not (i) offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the Securities and Exchange Commission (the “Commission”) a registration statement under the Securities Act relating to, any of our securities that are substantially similar to the shares, including but not limited to any options or warrants to purchase shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into, or publicly disclose the intention to enter into, any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares or such other securities, in cash or otherwise, without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC; provided, however, that the restrictions described above shall not apply to (A) the offer, issuance, sale and disposition of the shares hereunder; (B) the issuance of the shares or securities convertible into or exercisable for the shares pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the vesting or settlement of restricted stock or restricted stock units (“RSUs”) (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (C) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of the shares or securities convertible into or exercisable or exchangeable for the shares (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors or consultants pursuant to the terms of an equity compensation plan described herein; (D) the issuance, offer or entry into an agreement providing for the issuance of up to 10% of the total number of shares outstanding immediately following the offering of the shares contemplated by this prospectus in acquisitions or other strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (E) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date the shares are delivered and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction contemplated by clause (D); and provided, further, that in the case of clauses (B) and (C), we shall (a) cause each recipient of such securities that is a member of our board of directors, an executive officer or a beneficial holder of 1% of our fully-diluted capital stock to execute and deliver to Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, prior to or substantially concurrently with the issuance of such securities, a lock-up agreement (which, for the avoidance of doubt, shall not extend the restricted period beyond 180 days after the date of this prospectus) to the extent not already executed and delivered by such recipients as of the date hereof and (b) enter stop transfer instructions with our transfer agent and registrar on such securities with respect to all recipients of such securities, which we agrees we will not waive or amend without prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC.

Our directors and executive officers, NAVER and LY Corporation (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, for the duration of the restricted period, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC:

(i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares, or any options or warrants to purchase any shares, or any securities convertible into, exchangeable for or that represent the right to receive shares (such shares, options, rights, warrants or other securities, collectively, “Lock-Up Securities”), including without limitation any such Lock-Up Securities now owned or hereafter acquired by a lock-up party, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the lock-up party or someone other than the lock-up party), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of shares or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, a “Transfer”), (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above.

Notwithstanding the foregoing, the lock-up parties may:

(a)	transfer the Lock-Up Securities

(i)	as one or more bona fide gifts or charitable contributions, or for bona fide estate planning purposes,

(ii)	upon death by will, testamentary document or intestate succession,

(iii)

if the lock-up party is a natural person, to any member of the lock-up party’s immediate family (for purposes of the lock-up agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin) or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party or, if the lock-up party is a trust, to a trustor or beneficiary of the trust or the estate of a beneficiary of such trust,

(iv)

to a partnership, limited liability company or other entity of which the lock-up party and the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests,

(v)	to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a)(i) through (iv) above,

(vi)

if the lock-up party is a corporation, partnership, limited liability company or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended) of the lock-up party, or to any investment fund or other entity which is controlling, controlled by, managing or managed by or under common control with the lock-up party or affiliates of the lock-up party, or (B) as part of a distribution, transfer or other disposition by the lock-up party to its stockholders, current or former partners (general or limited), members or other equityholders or to the estate of any such stockholders, partners, members or other equityholders,

(vii)	by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or other order of a court or a regulatory authority,

(viii)

to us from an employee upon death, disability or termination of employment, in each case, of such employee or to us pursuant to any contractual or other arrangements that provides us with an option, a right of first refusal or other right to purchase Lock-Up Securities,

(ix)	in connection with a sale or transfer of the lock-up party’s shares acquired (A) from the underwriters in this offering or (B) in open market transactions after the date of this prospectus,

(x)

to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares (including, in each case, by way of “net” or “cashless” exercise) that are scheduled to expire or automatically vest during the restricted period, including any transfer to us for the payment of exercise price, tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options, warrants or other rights, or in connection with the conversion of convertible securities, in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan, or pursuant to the terms of convertible securities, each as described in the registration statement, the preliminary prospectus relating to the shares included in the registration statement immediately prior to the time the underwriting agreement is executed and the prospectus, provided that any securities received upon such vesting, settlement, exercise or conversion shall be subject to the terms of the lock-up agreement,

(xi)

in “sell to cover” or similar open market transactions during the restricted period to satisfy any exercise price or tax withholding obligations as a result of the exercise, vesting and/or settlement of equity awards (including options and restricted stock units) held by the lock-up party and issued pursuant to a plan or arrangement described in this prospectus, provided that, any such shares of retained by the lock-up party after giving effect to this provision shall be subject to the terms of the lock-up agreement,

(xii)

in connection with the conversion, exchange or reclassification of any of our outstanding securities into shares, or any conversion, exchange or reclassification of the shares, provided that any such shares received upon such conversion, exchange or reclassification shall be subject to the terms of the lock-up agreement, or

(xiii)	with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC on behalf of the underwriters;

provided that (A) in the case of clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (xii) above, such transfer or distribution shall not involve a disposition for value, (B) in the case of clauses (a)(i), (ii), (iii), (iv), (v), (vi) and (vii) above, it shall be a condition to the transfer or distribution that the donee, devisee, transferee or distributee, as the case may be, shall sign and deliver a lock-up agreement in the form of the lock-up agreement, (C) in the case of clauses (a) (iii), (iv), (v), (vi) and (ix) above, no filing by any party (including, without limitation, any donor, donee, devisee, transferor, transferee, distributor or distributee) under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act), or other public filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be required or shall be voluntarily made in connection with such transfer or distribution, and (D) in the case of clauses (a)(i), (ii), (vii), (viii), (x) and (xi) above, no filing under Section 16(a) of the Exchange Act or other public filing, report or announcement shall be voluntarily made in connection with such transfer, and if any such filing, report or announcement reporting a reduction in beneficial ownership of Lock-Up Securities shall be legally required in connection with such transfer during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto (A) the circumstances of such transfer or distribution and (B) in the case of a transfer or distribution pursuant to clause (a)(vii) above, that the donee, devisee, transferee or distributee has agreed to be bound by a lock-up agreement in the form of the lock-up agreement;

(b)

enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act relating to the transfer, sale or other disposition of the lock-up party’s Lock-Up Securities, if then permitted by us, provided that (A) none of the securities subject to such plan may be transferred, sold or otherwise disposed of until after the expiration of the restricted period, other than as permitted by the lock-up agreement and (B) no public announcement, report or filing under the Exchange Act, or any other public filing, report or announcement, shall be voluntarily made regarding the establishment of such plan during the restricted period, and if such filing, report or announcement shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate therein that none of the securities subject to such plan may be transferred, sold or otherwise disposed of pursuant to such plan until after the expiration of the restricted period; and

(c)

transfer the lock-up party’s Lock-Up Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board and made to all holders of our capital stock involving a change of control.

Registration Rights

Upon the completion of this offering, certain holders of our common stock will be entitled to certain rights with respect to the registration of the offer and sale of such shares under the Securities Act. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market. For a further description of these rights, see the section entitled “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations applicable to non-U.S. holders (as defined herein) with respect to their ownership and disposition of shares of our common stock acquired pursuant to this offering. All prospective non-U.S. holders of our common stock are urged to consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock. In general, a non-U.S. holder means a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not or is not treated as, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation created or organized under the laws of the U.S. or of any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, published administrative pronouncements and rulings of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect as of the date of this prospectus. These authorities are subject to change and to differing interpretation, possibly with retroactive effect. Any change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus.

We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any estate or gift tax consequences, or any aspects of U.S. state, local or non-U.S. taxation. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, including, but not limited to, holders that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below), corporations that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, brokers, dealers or traders in securities, commodities or currencies, tax-qualified retirement plans, “qualified foreign pension funds” as defined in Section 897(1)(2) of the Code and entities in which all of the interests of which are held by qualified foreign pension funds or U.S. expatriates and former long-term residents of the U.S., holders subject to the Medicare contribution tax on net investment income or the alternative minimum tax, holders that are subject to the special tax accounting rules of Section 451(b) of the Code, holders who hold or receive our common stock pursuant to the exercise of employee stock options or otherwise as compensation, holders holding our common stock as part of a hedge, straddle or other risk reduction strategy, conversion transaction or other integrated investment, holders deemed to sell our common stock under the constructive sale provisions of the Code, controlled foreign corporations, passive foreign investment companies and certain former U.S. citizens or long-term residents.

In addition, this discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold our common stock through such partnerships. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Such partners and partnerships are urged to consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

There can be no assurance that a court or the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

Distributions on Our Common Stock

If we make distributions of cash or property on our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s adjusted tax basis in the common stock. To the extent a distribution exceeds such non-U.S. holder’s adjusted tax basis in the common stock, the remaining excess will be treated as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Disposition of Our Common Stock.” Any such distribution will also be subject to the discussion below regarding effectively connected income, backup withholding and FATCA withholding.

Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at a 30% rate of the gross amount of dividends or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the U.S. and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the U.S., are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Any U.S. effectively connected earnings and profits of a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such holder’s country of residence.

To claim a reduction or exemption from withholding, a non-U.S. holder of our common stock generally will be required to provide (a) a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, and satisfy applicable certification and other requirements to claim the benefit of an applicable income tax treaty between the U.S. and such holder’s country of residence, or (b) a properly executed IRS Form W-8ECI stating that dividends are not subject to withholding because they are effectively connected with such non-U.S. holder’s conduct of a trade or business within the U.S. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Sale, Exchange or Other Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA withholding, in general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained in the U.S. by such non-U.S. holder, in which case the non-U.S. holder generally will be taxed at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code) and be required to file a U.S. federal income tax return. If the non-U.S. holder is treated as a foreign corporation for U.S. federal income tax purposes, the branch profits tax described above in “—Distributions on Our Common Stock” also may apply;

•

the non-U.S. holder is an individual who is treated as present in the U.S. for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which may be offset by U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the U.S.); or

•

our common stock would constitute a U.S. real property interest if we are, or have been, at any time during the five-year period ending on the date of such disposition (or the non-U.S. holder’s holding period of our common stock, if shorter) a “United States real property holding corporation” for U.S. federal income tax purposes. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. Even if we are or become a U.S. real property holding corporation, provided that our common stock is regularly traded, as defined by applicable Treasury Regulations, on an established securities market during the calendar year in which the disposition occurs, only a non-U.S. holder that holds more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock will be subject to U.S. federal income tax on the disposition of our common stock. In such case, such non-U.S. holder generally will be taxed on its net gain derived from the disposition at the regular U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for purposes of the rules described above.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-U.S. holder the gross amount of the dividends on our common stock paid to such holder and the tax withheld, if any, with respect to such dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. A non-U.S. holder will have to comply with specific certification procedures to establish that the holder is not a U.S. person (as defined in the Code) in order to avoid backup withholding at the applicable rate (currently 24%) with respect to dividends on our common stock. A non-U.S. holder generally will not be subject to U.S. backup withholding with respect to payments of dividends on our common stock if such holder establishes an exemption by certifying his, her or its non-U.S. status by providing a valid IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form).

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder establishes an exemption by certifying his, her or its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the U.S. through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders are urged to consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding

Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and other administrative guidance issued thereunder, commonly referred to as “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the proposed Treasury regulations discussed below, the gross proceeds from a sale or other disposition of, stock in a U.S. corporation paid to (i) a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise qualifies for an exemption from these rules, or (ii) a “non-financial foreign entity” (as defined in the Code), unless such entity provides the withholding agent with either a certification that it does not have any direct or indirect “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying, and information regarding, such substantial United States owners, or otherwise qualifies for an exemption from these rules. An intergovernmental agreement between the U.S. and the non-U.S. holder’s country of residence may modify the requirements described in this paragraph.

U.S. Treasury Regulations proposed in December 2018 eliminate possible FATCA withholding on the gross proceeds from a sale or other disposition of our common stock and may be relied upon by taxpayers until final regulations are issued.

We will not pay additional amounts or “gross up” payments to holders as a result of any withholding or deduction for taxes imposed under FATCA. Under certain circumstances, certain non-U.S. holders might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their tax advisors regarding the implications of FATCA to their particular circumstances.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Evercore Group L.L.C. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Evercore Group L.L.C.
Deutsche Bank Securities Inc.
UBS Securities LLC
HSBC Securities (USA) Inc.
Raymond James & Associates, Inc.
LionTree Advisors LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional     shares of common stock from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase    additional shares of common stock to cover over-allotments.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers and directors, NAVER and LY Corporation have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on Nasdaq under the symbol “WBTN.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock to cover over-allotments pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $    . We have also agreed to reimburse the underwriters for certain Financial Industry Regulatory Authority (“FINRA”)-related expenses incurred by them in connection with the offering in an amount up to $    .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market-making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each, a “Member State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the Shares that has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State (all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstance falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

In relation to the UK, no shares have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)

in any other circumstance falling within section 86 of the Financial Services and Markets Act 2000, as amended, or the FSMA, provided that no such offer of units shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any units in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any units to be offered so as to enable an investor to decide to purchase or subscribe for any units; and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Korea

The shares of our common stock are not being offered or sold and may not be offered or sold to persons located in or who are resident of Korea in the primary market, and this prospectus and any other document or material in connection with the offer or sale of the shares may not be circulated or distributed, directly or indirectly, in Korea. Persons located in or who are resident of Korea will not be permitted to acquire, directly or indirectly, any shares of our common stock in this offering. Our common stock cannot be transferred to persons located in or who are resident of Korea at the time of issuance.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA or (6) as specified in Regulation 32.

Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018, or the CMP Regulations) that the shares are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP, New York, New York. Davis Polk & Wardwell LLP, New York, New York is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2023 and December 31, 2022, and for each of the two years in the period ended December 31, 2023 included in this prospectus have been so included in reliance on the report of Samil PricewaterhouseCoopers, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available at the website of the SEC referred to above. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. We also expect to make these reports and other information filed with or furnished to the SEC available, free of charge, through our website at https://about.webtoon.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

WEBTOON Entertainment Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WEBTOON Entertainment Inc., and its subsidiaries (the “Company”) as of December 31, 2023 and December 31, 2022 and the related consolidated statements of operations and comprehensive loss, of changes in stockholders’ equity and group equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and December 31, 2022 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

April 12, 2024, except for the effects of the revision discussed in Note 1 to the consolidated financial statements, as to which the date is May 10, 2024

We have served as the Company’s auditor since 2023.

WEBTOON Entertainment Inc.

Consolidated Balance Sheets

(in thousands of USD, except share and per share data)

	As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$231,745	$279,709
Trade receivables, net of allowance for credit losses of $1,018[1] and $1,577[1] at December 31, 2023 and December 31, 2022, respectively	70,045	104,877
Non-trade receivables, net of allowance for credit losses of $31[2] and $89[2] at December 31, 2023 and December 31, 2022, respectively	101,731	105,701
Asset held for sale	6,827	—
Other current assets, net[3]	82,479	65,150

Total current assets	492,827	555,437
Property and equipment, net	11,692	21,617
Operating lease right-of-use assets	29,472	43,524
Debt and equity securities	91,233	109,139
Intangible assets, net	219,502	253,822
Goodwill, net	779,176	884,052
Equity method investments	64,222	76,806
Deferred tax assets	24,045	29,480
Other non-current assets, net[4]	64,436	46,714

Total assets	$1,776,605	$2,020,591

Liabilities and equity
Current liabilities:
Accounts payable[5]	$127,427	$153,331
Accrued expenses	62,782	51,699
Short-term borrowings and current portion of long-term debt[6]	4,252	11,192
Current portion of operating lease liabilities[7]	9,945	11,716
Contract liabilities[8]	76,722	77,092
Income tax payables – corporate tax	9,459	8,378
Consumption taxes payables	7,339	2,722
Provisions and defined pension benefits	5,564	2,943
Other current liabilities	12,584	17,139

Total current liabilities	316,074	336,212
Non-current liabilities:
Long-term operating lease liabilities[9]	19,238	30,648
Defined severance benefits	23,361	29,597
Deferred tax liabilities	61,134	84,271
Other non-current liabilities	9,322	24,397

Total liabilities	$429,129	$505,125
Commitments and Contingencies (Note 10)
Redeemable non-controlling interest in subsidiary	41,429	46,964

WEBTOON Entertainment Inc.

Consolidated Balance Sheets

(in thousands of USD, except share and per share data)

	As of December 31,
	2023	2022
Stockholders’ equity:
Common stock, $0.01 par value (5,000,000 authorized, 3,650,172 shares and 3,236,390 shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively)	$36	$32
Additional paid-in capital	1,667,221	1,038,262
Accumulated other comprehensive loss	(54,824)	(36,667)
Accumulated deficit	(363,292)	(212,033)

Total stockholders’ equity attributable to WEBTOON Entertainment Inc.	1,249,141	789,594
Non-controlling interests in consolidated subsidiaries	56,906	85,395
Group Equity[10]	—	593,513

Total equity	1,306,047	1,468,502

Total liabilities, redeemable non-controlling interest, and equity	$1,776,605	$2,020,591

1.	Includes amounts due from related parties of $4,634 and $37,190 as of December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)
2.	Includes amounts due from related parties of $59,089 and $69,176 as of December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)
3.	Includes amounts due from related parties of $— and $158 as of December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)
4.	Includes amounts due from related parties of $15,876 and $8,262 as of December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)
5.	Includes amounts due to related parties of $6,713 and $43,731 as of December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)
6.	Includes amounts due to related parties of $3,800 and as of $3,867 December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)
7.	Includes amounts due to related parties of $6,426 and $6,348 as of December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)
8.	Includes amounts due to related parties of $16,160 and $— as of December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)
9.	Includes amounts due to related parties of $14,852 and $20,968 as of December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)
10.	See Note 1 within the Basis of Presentation for the definition of Group Equity.

The accompanying notes are an integral part of these Consolidated Financial Statements.

WEBTOON Entertainment Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands of USD, except share and per share data)

	Year Ended December 31,
	2023	2022
Revenue[1]	$1,282,748	$1,079,388
Cost of revenue[2]	(987,258)	(806,377)
Marketing[3]	(121,086)	(180,002)
General and administrative expenses[4]	(210,762)	(207,728)

Operating Loss	(36,358)	(114,719)

Interest income	3,009	1,166
Interest expense	(79)	(844)
Impairment losses on goodwill	(63,412)	—
Loss on equity method investments, net	(12,339)	(4,694)
Other income (loss), net[5]	(23,574)	937

Loss before income tax	(132,753)	(118,154)
Income tax expense	(12,006)	(14,369)

Net loss	(144,759)	(132,523)

Net loss attributable to WEBTOON Entertainment Inc.	(116,455)	(129,871)
Net loss attributable to non-controlling interests and redeemable non-controlling interests	(28,304)	(2,652)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	(17,251)	(28,985)
Loss on valuation of financial assets measured at fair value, net of tax	—	(405)
Share of other comprehensive income of equity method investments, net of tax	(906)	190

Total other comprehensive loss, net of tax	(18,157)	(29,200)

Total Comprehensive Loss	$(162,916)	$(161,723)

Total comprehensive loss attributable to WEBTOON Entertainment Inc.	(134,612)	(159,071)
Total comprehensive loss attributable to non-controlling interests and redeemable non-controlling interests	(28,304)	(2,652)
Weighted average shares outstanding
Basic	3,650,172	3,550,034
Diluted	3,650,172	3,550,034
Loss Per Share Attributable to WEBTOON Entertainment Inc.
Basic	(31.85)	(36.58)
Diluted	(31.85)	(36.59)

1.

Includes amounts earned from related parties of $78,698 and $54,422 for the years ended December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)

2.

Includes amounts incurred from related parties of $22,412 and $14,848 for the years ended December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)

3.	Includes amounts incurred from related parties of $203 and $574 for the years ended December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)
4.

Includes amounts incurred from related parties of $30,945 and $30,194 for the years ended December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)

5.	Includes amounts earned from related parties of $4,761 and $614 for the years ended December 31, 2023 and December 31, 2022, respectively. (See Note 16. Related Parties and Variable Interest Entity)

The accompanying notes are an integral part of these Consolidated Financial Statements.

WEBTOON Entertainment Inc.

Consolidated Statements of Stockholders’ Equity and Group Equity

(in thousands of USD, except share and per share data)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity attributable to WEBTOON Entertainment Inc.	Non-controlling interests in consolidated subsidiaries	Group Equity	Total equity
	Shares	Amount
Balance as of January 1, 2022	2,858,518	$28	$575,168	$(7,467)	$(108,186)	$459,543	$—	$616,789	$1,076,332
Net loss	—	—	—	—	(103,847)	(103,847)	(2,743)	(26,024)	(132,614)
Foreign currency translation adjustments, net of tax	—	—	—	(28,985)	—	(28,985)	—	—	(28,985)
Loss on valuation of financial assets measured at fair value, net of tax	—	—	—	(405)	—	(405)	—	—	(405)
Issuance of common stock	286,881	3	390,803	—	—	390,806	—	—	390,806
Equity in income of equity method investees	—	—	—	190	—	190	—	—	190
Equity-based compensation	—	—	—	—	—	—	2,305	—	2,305
Business Combination (Refer to Note 17. Business Combination)	—	—	—	—	—	—	59,079	—	59,079
Issuance of common shares to acquire a subsidiary	90,990	1	70,857	—	—	70,858	—	—	70,858
Reclassification of redeemable non-controlling interest to non-controlling interest	—	—	—	—	—	—	25,020	—	25,020
Changes in ownership interest in subsidiary	—	—	(802)	—	—	(802)	(640)	—	(1,442)
Change in ownership interest in subsidiary due to purchase of treasury shares	—	—	173	—	—	173	(14,032)	—	(13,859)
Change in ownership interest in subsidiary due to issuance of common stock	—	—	4,651	—	—	4,651	15,608	—	20,259
Common control transaction	—	—	(2,748)	—	—	(2,748)	—	2,748	—
Redemption of redeemable non-controlling interest	—	—	160	—	—	160	798	—	958

Balance as of January 1, 2023	3,236,389	32	1,038,262	(36,667)	(212,033)	789,594	85,395	593,513	1,468,502

Net loss	—	—	—	—	(102,818)	(102,818)	(22,769)	(13,637)	(139,225)
Foreign currency translation adjustments, net of tax[1]	—	—	—	(17,251)	—	(17,251)	—	—	(17,251)
Equity in income of equity method investees	—	—	—	(906)	—	(906)	—	—	(906)
Equity-based compensation	—	—	646	—	—	646	2,155	—	2,801
Changes in scope of consolidation	—	—	—	—	—	—	(7,875)	—	(7,875)
Common control transactions	413,782	4	628,313	—	(48,441)	579,876	—	(579,876)	—

Balance as of December 31, 2023	3,650,171	$36	$1,667,221	$(54,824)	$(363,292)	$1,249,141	$56,906	$—	$1,306,047

[1].

As of December 31, 2023, December 31, 2022, and December 31, 2021, the ending balance in accumulated other comprehensive loss related to foreign currency translation adjustments was $51,196, $33,945, and $4,960, respectively.

The	accompanying notes are an integral part of these Consolidated Financial Statements.

WEBTOON Entertainment Inc.

Consolidated Statements of Cash Flows

(in thousands of USD)

	For the Year Ended December 31,
	2023	2022
Operating activities:
Net loss	$(144,759)	$(132,523)
Adjustments to reconcile net loss to cash used in operating activities:
Provision for bad debt expense	3,481	2,876
Depreciation and amortization	38,359	34,735
Impairment losses on goodwill	63,412	—
Operating lease expense	11,965	10,988
Loss on foreign currency, net	5,533	16,441
Deferred tax expense	(15,573)	(7,145)
Loss (Gain) on debt and equity securities, net	22,585	(624)
Loss on equity method investments, net	12,339	4,694
Contingent consideration liability	(789)	448
Other non-cash items	(106)	151
Changes in operating assets and liabilities
Changes in trade receivables, net of allowance	24,810	11,221
Changes in non-trade receivables, net of allowance	6,109	30,538
Changes in other assets	(6,523)	(35,181)
Changes in accounts payable	(7,843)	(48,199)
Changes in accrued expenses	6,296	(16,979)
Changes in contract liabilities	1,088	3,176
Changes in other liabilities	7,250	(3,276)
Changes in operating lease liabilities	(10,193)	(10,018)
Payment of severance benefits	(2,637)	(1,931)

Net cash provided by (used in) operating activities	$14,804	$(140,608)

Investing activities:
Proceeds from maturities of short-term investments	$15,321	$15,877
Proceeds from sale of debt and equity securities	2,428	871
Proceeds from sale of property and equipment	659	608
Proceeds from sale of equity method investments	5,439	—
Payment made for short-term investments	(35,100)	—
Payment made for loan receivable	(11,491)	(3,254)
Purchases of debt and equity securities	(8,700)	(29,200)
Purchases of property and equipment	(10,199)	(2,696)
Purchases of intangible assets	(12,143)	(18,492)
Purchases of equity method investments	(682)	(14,151)
Disposal of businesses, net of cash acquired	1,988	(520)
Other investing activities	498	253

Net cash used in investing activities	$(51,982)	$(50,704)

Financing activities:
Capital contribution to a non-wholly owned subsidiary from a limited partner	$3,257	$—
Proceeds from short-term borrowings	383	76,586
Proceeds from issuance of common stock	—	408,372
Repayments of short-term borrowings	(6,343)	(104,929)
Payment of contingent consideration related to business acquisition	(3,796)	(2,020)
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	(14,335)
Payments for the redemption of non-controlling interests	—	(11,075)
Repayment of convertible debt	—	(2,257)

Net cash provided by (used in) financing activities	$(6,499)	$350,342

Effect of exchange rate changes on cash and cash equivalents	$(4,287)	$(20,414)
Net increase (decrease) in cash and cash equivalents	(47,964)	138,616
Cash and cash equivalents at beginning of the year	279,709	141,093

Cash and cash equivalents at end of the year	$231,745	$279,709

Supplemental disclosure:
Income taxes paid	$26,644	$29,362
Interest paid	92	700
Non-cash transactions:
Share exchange with NAVER upon issuance of new WEBTOON Entertainment Inc. shares[1]	$579,876	$—
Purchase of property and equipment included in accounts payable	11	9,175
Non-cash consideration transferred in business combinations	—	181,930

1.	Refer to Organization and Description of Business in Note 1. Description of Business and Summary of Significant Accounting Policies.

The accompanying notes are an integral part of these Consolidated Financial Statements.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Organization and Description of Business

WEBTOON Entertainment Inc. (the “Parent”), together with its subsidiaries, (the “Company”, “we”, “us” or “our”), is a majority-owned subsidiary of NAVER Corporation (“NAVER”), and a leading online and web-comic platform service company. We provide hosting services for web-comics through both web and mobile applications and offer thousands of titles with episodes that are updated on a daily basis. We offer extensive and diverse genres of content, including fantasy, romance, and science fiction, on our platform. Platform refers to the various offerings through which we engage with users across diverse geographical markets including Korea, United States, Japan, Southeast Asia, and Europe.

Wattpad Corporation (“Wattpad”), together with its subsidiaries, is a global multi-platform entertainment company for original stories, content and advertising which became a wholly-owned subsidiary of NAVER and a sister entity of the Parent when it was acquired by NAVER on May 10, 2021. On December 1, 2022, Wattpad WEBTOON Studios Inc. (“WWS”), a newly-created and wholly-owned subsidiary of the Parent, entered into a purchase agreement with Wattpad pursuant to which WWS acquired Wattpad’s business related to the development of intellectual property (“IP”) into books, podcasts, movies and television productions (the “Studio Business”) for $15.4 million. The Studio Business consisted of 100% voting equity interest in Wattpad Studios Inc., a wholly-owned subsidiary of Wattpad, and certain assets and liabilities held by other subsidiaries of Wattpad. On June 1, 2023, the Parent entered into a stock contribution agreement with NAVER pursuant to which the Parent acquired 100% of the common shares of Wattpad in exchange for 413,482 shares of the common stock of the Parent (the “Wattpad Transfer”).

The Studio Business acquisition and Wattpad Transfer were accounted for as common control transactions in a manner similar to the pooling-of-interest method. Thus, the financial statements of the commonly controlled entities were combined, retrospectively, as if the transactions had occurred as of January 1, 2022.

Basis of Presentation

For the period prior to December 1, 2022, the accompanying financial statements and footnotes present the combined Parent consolidated and Wattpad consolidated financial information. For the period after December 1, 2022, the Studio Business financial information is presented as part of the Parent consolidated financial information and is combined with the remaining Wattpad consolidated financial information. For the period after June 1, 2023, Wattpad is presented as part of the Company consolidated financial information. These financial statements and footnotes are therefore referred to as “Consolidated Financial Statements” throughout. NAVER’s equity interest in Wattpad during the period preceding the Wattpad Transfer is reflected within “Group Equity” within the Consolidated Statements of Stockholders’ Equity and Group Equity. Upon completion of the Wattpad Transfer, the Company acquired NAVER’s equity interest in Wattpad and the Group Equity is no longer applicable.

The following Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Our fiscal year ends on December 31. Dollar amounts presented in tables are shown in thousands of United States Dollars (in thousands of USD).

Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners) with no gain or loss recognized in net loss or comprehensive loss. The carrying amount of any non-controlling interest is adjusted to reflect the change in a parent’s ownership interest in the subsidiary.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Any difference between the fair value of the consideration received or paid and the amount by which the non-controlling interest is adjusted is recognized in equity attributable to the parent. All intercompany and intra-entity transactions and balances have been eliminated. The Consolidated Financial Statements for all periods presented included all the cost of doing business, including the expenses that represent services provided by NAVER to the Company and its subsidiaries. Such services under certain agreements are charged to the Company and its subsidiaries based on estimated cost allocation plus mark-up methodology, which management believes is approximating arm’s length costs. The Company believes the charges are reasonably calculated in accordance with SAB Topic 1 Q2. The amounts are billed to and paid for by the Company or its subsidiaries on a regular basis.

The cash flow statement has been revised to correct the classification of purchases of, and proceeds from, debt securities for the year ended December 31, 2023 that has the impact of decreasing net cash provided by operating activities by $9.5 million, decreasing net cash used in investing activities by $11.7 million, and increasing net cash used in financing activities by $2.3 million, as well as to correct the supplemental disclosure of interest paid by a decrease of $2.5 million. These changes have no impact on the Consolidated Statements of Operations and Comprehensive Loss. The related party disclosures have also been revised to correct the related party revenues, cost of revenues, and other income for the year-ended December 31, 2023, representing increases of $1.7 million, $10.7 million, and $4.5 million, respectively, resulting from the Company not capturing certain transactions as related party transactions following the merger between a related party and a business partner during 2023. The Company does not consider any of these revisions to be material to the financial statements, either individually or in aggregate.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates relate primarily to determining the fair value of assets and liabilities acquired in business combinations, acquired intangible assets and goodwill, unit price of virtual currency in revenue recognition, deferred revenue, allowance for credit losses, evaluation of contingencies, deferred tax assets net of a valuation allowance, uncertain tax positions, the fair value of stock-based awards, the fair value of debt and equity securities and the fair value of reporting units for goodwill impairment testing. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates.

Segment Information

The Company operates as one operating segment which is also its reportable segment. Our Chief Executive Officer (“CEO”) is our Chief Operating Decision Maker (“CODM”), who assesses performance and makes resource allocations based on financial data presented on a consolidated basis.

Foreign Currency

The functional currency of the Parent and reporting currency for the Company is U.S. dollars. The Korean won and the Japanese yen are the functional currencies of our major operating subsidiaries. The other subsidiaries predominantly utilize their local currencies as their functional currencies. Assets and liabilities of each subsidiary are translated into U.S. dollars at the exchange rate in effect at the end of each period. Revenue and expenses for these subsidiaries are translated into U.S. dollars using average rates that approximate those in effect during the period. Translation adjustments are included in Accumulated other comprehensive loss as a

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Notes to Consolidated Financial Statements

separate component of the Consolidated Statements of Stockholders’ Equity and Group Equity and in the effect of exchange rate changes on cash and cash equivalents in the Consolidated Statements of Cash Flows.

Revenue Recognition

The Company primarily generates revenue through its platform by providing users with access to Paid Content, and by providing advertising services on the platform. We recognize revenue when services are transferred to customers at the transaction price which considers estimated returns on promotional discounts and earned loyalty rewards. Revenue excludes amounts collected on behalf of third parties, such as value added taxes. Historical data is used to estimate returns, promotional discounts, and earned loyalty rewards using the expected value method. We include these amounts in the transaction price to the extent it is probable that a significant reversal of revenue will not occur and update our estimate of transaction price as additional information becomes available. For revenue contracts with multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price which is primarily determined based on the price charged to customers for sales on a stand-alone basis.

Paid Content Revenue

Paid Content revenue is recognized when the Company provides services that provide content to users through the platform. Content provided by the platform includes, but is not limited to, web-comics, movies, web-novels, and e-books. We have an obligation to upload and maintain content on the platform by contracting with creators and publishers to make the content available to our customers. On most of our offering, customers purchase access to content by first purchasing a virtual currency (such as Coins or Cookies) then redeeming such virtual currency for access to particular content. There are other offerings where content can be purchased directly with cash. For the majority of transactions, we have determined that we are the principal for services provided to users and recognize revenue gross of commissions payable to the creator or publisher. In cases where we have determined that we are an agent in the transaction, we recognize revenue net of amounts remitted to the creator or publisher. The determination of whether the Company is a principal or as an agent in Paid Content revenue transactions requires significant judgment and is based on an assessment of relevant accounting guidance and the arrangements the Company has in place with creators or publishers and end users. Key considerations in this determination include the Company’s ability to control access to, monetization of, and promotion of the content, as well as its responsibility for resolution of end user inquiries and complaints and its ability to establish the price of the content on the platform. The period of time the user can view the content varies depending on the platform and the terms of the arrangement with the user. We recognize Paid Content revenue over the estimated service period, which we determine based on the weighted average number of days between the first day the user can access the content and last day the user views the content, which varies by platform and is typically within one week. We believe this provides a reasonable depiction of the transfer of services.

Paid Content revenue also includes the sale of physical books from other publishers. The Company earns commissions on the sales of books to end users from merchants that sell their products through the Company’s offerings. For the majority of these transactions, the Company is not the seller of record, nor does it take control of the related inventory, which has led the Company to determine that it is an agent in these transactions. Accordingly, although the Company processes and collects the full payment on these transactions, it records revenue net of amounts remitted to the third party merchant when control transfers to the customer, generally at the time of product shipment from its facilities.

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Notes to Consolidated Financial Statements

Advertising Revenue

We post advertisements on our websites and mobile applications and recognize revenue for advertising services. Advertising revenue is recognized at the point in time the advertisement is displayed or based on clicks, impressions, or end-user activity, which represents the point in time that control is transferred to the customer thereby completing our performance obligation. When the customer is an advertising agency, advertising revenue is comprised of the commission the Company earns for lending advertisement space to the advertising agency.

IP Adaptations

We internally develop IP Adaptations for films, streaming series, or other rich media format adaptations, the majority of which are commissioned for production by third party studios or streaming platforms. IP Adaptations revenue is recognized based on the terms of the contract with the customer and the determination of the Company’s performance obligation is dependent on which party has authority to make key creative decisions on the produced content. For IP Adaptations where the content is made to an individual customer specification such that the customer controls the output during the production process, the Company’s performance obligation is production services. Revenue and the associated costs of such contracts are recognized over time on a percentage of completion basis. For IP Adaptations where the Company controls the key creative decisions and output of the production process, its performance obligation is the sale of content to third-party studios and video-streaming platforms. Fixed payments for the content are recognized as revenue on a gross basis upon delivery and acceptance of the content or as sales-based royalties when sell-through sales of the content occur. IP Adaptations revenue also includes license fees generated from sub-licensing content to third parties for secondary media such as video game production. Content sub-licensing revenue is recognized when the Company brokers licensing arrangements between creators or publishers and other third-party platforms on a net commission basis as the Company is acting as an agent in these transactions.

IP Adaptations also include the sale of licensed merchandise under two types of arrangements. In one type of arrangement the Company acts as a principal in the sale of licensed merchandise, while in the other, the Company serves as an agent.

In Korea, the Company directly sells licensed merchandise to customers through digital storefronts, including the related-party NAVER platform and other e-commerce websites. The merchandise is manufactured by third parties in small batches to meet estimated demand or fulfill preorders. As the seller of record, the Company takes control of the relevant inventory prior to distribution, sets the merchandise price, and manages any after-sale issues including refund claims. Thus, the Company is considered a principal in this type of arrangement and recognizes revenues on a gross basis.

In other countries, the Company generates merchandise revenues by licensing IP to third parties who operate all aspects of the revenue stream, from manufacturing the products to maintaining the online merchandise store which operates under the WEBTOON brand. Licensing fees are determined by the contractual commission rate or fixed fee applied to the underlying sales of merchandise. In this type of arrangement, the Company is considered an agent as it is not the seller of record, nor does it take control of the related inventory. Accordingly, although the Company processes and collects the full payments on these transactions, the Company recognizes revenues net of the amounts remitted to the third-party merchant when control transfers to the customer, generally at the time of product shipment from its facilities.

Cost of Revenue

Cost of revenue primarily consists of the commission fees payable to content rights holders as well as other costs directly associated with the acquisition, licensing and production of content, such as payroll and related

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Notes to Consolidated Financial Statements

personnel expenses, amortization and production related costs. Cost of revenue also includes fees charged by payment gateway companies for processing payments on the offerings as well as platform fees payable to companies that provide consumers with the ability to download the mobile app through app stores (such as Google and Apple) or to third parties providing a platform hosting service.

Marketing

Marketing expenses primarily consist of online and offline advertising and marketing program costs. Marketing expenses also include market research and public relations related expenses that support marketing activities. Advertising costs are expensed as incurred and total advertising expenses were $28.3 million and $70.9 million for the years ended December 31, 2023 and December 31, 2022, respectively.

General and Administrative Expenses

General and administrative expenses include all our operating costs, excluding cost of revenue and marketing, as described above. More specifically, these expenses include costs related to operating and maintenance of our platform, general corporate function costs, and depreciation and amortization of non-operating assets.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with U.S. GAAP which requires compensation expense for the grant-date fair value of equity-based awards to be recognized over the requisite service period. The Company determines the fair value of equity-based awards granted on the grant date using appropriate valuation techniques. Forfeitures are estimated using historical experience at the time of grant and revised in subsequent periods if actual forfeitures differ from initial estimate.

Under the Company’s Third Amended and Restated 2020 Equity Incentive Plan (the “2020 Equity Incentive Plan”), the Company grants stock options to its employees that vest upon the satisfaction of both a service-based condition and a performance condition and stock options to its employees that vest upon satisfaction of a service-based condition. In addition, the Company grants restricted stock units (collectively, the “RSUs”) to its employees that vest upon the satisfaction of both a service-based condition and a performance condition and RSUs to its employees that vest upon the satisfaction of either a service-based condition or a performance condition. The performance condition of the Company’s options is satisfied upon a qualified offering of the Company, which is defined in the 2020 Equity Incentive Plan as the closing of an underwritten public offering pursuant to an effective registration statement under the U.S. Securities Act of 1933 or on the basis of an approved prospectus and/or pursuant to a valid registration, qualification or filing under applicable law of another jurisdiction, in each case of the shares or other equity securities of the Company (“Qualified Offering”). The performance condition of the RSUs is satisfied upon a Qualified Offering or change in control, which is defined in the 2020 Equity Incentive Plan as the change in ownership or control through either i) merger, consolidation, or other reorganization, ii) sale, transfer, or disposition of all or substantially all of Company’s assets in liquidation or dissolution or iii) the acquisition by any person or related group person (“Change in Control”).

For stock options with a service-based vesting condition, the Company recognizes share-based compensation expense using the straight-line method over the requisite service period. For stock options that vest only upon the satisfaction of both service and performance-based vesting conditions, the Company recognizes stock-based compensation expense using the straight-line method over the requisite service period when the performance condition is deemed probable or met. For RSUs with either a service or performance-based vesting condition, the

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Notes to Consolidated Financial Statements

Company recognizes stock-based compensation expense using the straight-line method over the requisite service period. For RSUs that vest only upon the satisfaction of both service and performance-based vesting conditions, the Company recognizes stock-based compensation expense using the graded vesting method when the performance condition is deemed probable or met. The Company recognizes the cumulative effect of changes in the probability outcomes in the period in which the changes occur.

NAVER granted stock options to the Company’s employees, which are option awards settled with cash and accounted for as liability classified awards marked to fair value each reporting period. Compensation cost is recognized on a straight-line basis over the vesting period and remeasured based on the fair value at each reporting period until settlement, net of forfeitures. The Company estimates and remeasures the fair value of its stock options granted using a binomial model.

Defined severance benefits

We accrue severance benefits for employees of our Korean subsidiaries. Pursuant to the Employee Retirement Benefit Security Act of Korea, eligible employees with one or more years of service are entitled to severance payments upon the termination of their employment based on their length of service and pay rate. We recognize the defined severance benefits in the Consolidated Balance Sheets with a corresponding adjustment to Consolidated Statements of Operations and Comprehensive Loss. The obligations are measured annually, or more frequently if there is a remeasurement event, based on our measurement date utilizing various actuarial assumptions and methodologies. We use certain assumptions including, but not limited to, the discount rates, salary growth rates, and certain employee-related factors, such as turnover, retirement age and mortality. We review our actuarial assumptions and make modifications to the assumptions based on current rates and trends when appropriate. We have adopted a policy of immediate recognition of actuarial gains and losses where any differences arising from the annual remeasurement is immediately charged in the period of the remeasurement within the Consolidated Statements of Operations and Comprehensive Loss as Other income (loss), net.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Our deferred tax assets are recorded net of valuation allowances when, based on the weight of available evidence, it is more likely than not that all or some portion of the recorded deferred tax assets will not be realized in future periods. Realization of our deferred tax assets is dependent on the generation of future taxable income. In considering the need for a valuation allowance, we consider our historical, as well as future projected taxable income, along with other positive and negative evidence in assessing the realizability of our deferred tax assets. Decreases to valuation allowances are recorded as reductions to our income tax expense and increases to valuation allowances result in additional expense for income taxes. We recognize and measure uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more-likely-than-not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement.

The Company does not record a deferred tax liability for the excess of the book basis over the tax basis of its investments in foreign subsidiaries to the extent that the basis difference meets the indefinite reversal criteria.

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Notes to Consolidated Financial Statements

These criteria are met if the Company has invested or will invest the undistributed earnings on the foreign subsidiaries indefinitely. The management’s intention is to invest the undistributed earnings on the foreign subsidiaries indefinitely. The decision as to the amount of undistributed earnings that the Company intends to maintain in non-U.S. subsidiaries takes into account various items, including, but not limited to, forecasts and budgets of financial needs of cash for working capital, liquidity plans, capital improvement programs, merger and acquisition plans, and planned loans to other non-U.S. subsidiaries.

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less from the date of purchase and are mainly comprised of bank deposits.

Trade and Non-Trade Receivables, net of allowance

Trade receivables are receivables due from customers and non-trade receivables are primarily receivables due from payment gateway companies. Refer to Credit Losses in Note 1. Description of Business and Summary of Significant Accounting Policies for additional information on estimated credit losses for trade and non-trade receivables.

Credit Losses

The Company calculates current expected credit losses (“CECL”) that recognizes credit losses based on the lifetime of receivables at each reporting date on a collective basis when similar risk characteristics exist. The Company has established a credit loss model based on relevant available information from internal and external sources, which is adjusted for asset-specific risk characteristics, current macroeconomic conditions and reasonable and supportable forecasts. Through ongoing assessments, the Company will update the historical credit loss experience, adjusted for forward-looking factors. ASC 326 is not applicable for loan receivables from related parties under common control, and the Company recognizes allowances for related party loans only when it is deemed probable that the borrower may fail to make payments in a timely manner. We identified the following four portfolio segments for our financial assets: (1) term deposits, (2) trade receivables, (3) non-trade receivables and (4) loan receivables. The total allowances for credit losses as of December 31, 2023 and December 31, 2022 were $1.1 million and $2.8 million, respectively. Credit loss expense is included in General and administrative expenses.

Property and Equipment, net

Property and equipment, net is stated at historical cost, less accumulated depreciation. Property and equipment primarily include buildings, land, leasehold improvements, and information technology equipment. Depreciation expense is classified within General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss. We compute depreciation using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed as incurred.

Leases

We determine whether an arrangement is or contains a lease at contract inception. Leases with contractual terms greater than twelve months are classified as either operating or finance leases. Operating leases are recorded as operating lease right-of-use assets and operating lease liabilities on the Consolidated Balance Sheets. We elected to account for lease and non-lease components as a single lease component for all classes of assets

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Notes to Consolidated Financial Statements

and elected to not record leases with an initial term of twelve months or less on the Consolidated Balance Sheets. If the rate implicit in the Company’s leases is not readily determinable, we use our incremental borrowing rate based on the information available at the lease commencement date to determine the present value of lease payments over the lease term. When the Company has the option to extend the term or terminate the lease before the contractual expiration date, and it is reasonably certain that it will exercise the option, the Company considers these options in determining the lease term. The Company’s operating leases are comprised of leases of real estate and equipment that are typically entered into for a fixed term that may contain extension and termination options. Certain agreements have free rent periods or escalating rent payment provisions. Rent expense is recognized on a straight-line basis over the lease term. The Company subleases its properties, which are all classified as operating leases. Any sub-leasing revenue is classified as Other income (loss), net. The Company does not have any finance leases. See Note 8. Leases for further information.

Impairment of Long-lived Assets

Long-lived assets include property and equipment, trademarks, copyrights, patents, software, brand and other intangible assets with finite lives. Long-lived assets are not required to be tested for impairment annually, but rather whenever circumstances indicate that the carrying amount of the asset may not be recoverable. Conditions that may necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may indicate potential impairment. When the undiscounted future cash flows indicate the long-lived asset or asset group is not recoverable, any potential impairment loss is measured and recognized at the amount by which the carrying value exceeds its fair value.

See Note 6. Property and Equipment, net and Note 7. Goodwill, net and Intangible Assets, net for impairments recognized in the year ended December 31, 2023. No impairment was recognized for the year ended December 31, 2022.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting advisory, and other fees and costs relating to the Company’s planned initial public offering are capitalized within Other current assets, net on the Consolidated Balance Sheets. The deferred offering costs will be offset against the proceeds received by the Company upon the closing of the planned initial public offering. In the event the planned initial public offering is terminated, all of the deferred offering costs will be expensed within Operating Loss. As of December 31, 2023 and December 31, 2022, the deferred offering costs were $2.6 million and $—, respectively.

Change in Estimated Useful Lives of Intangible Assets

The Company conducts an annual review, at a minimum, of the estimated useful lives of its finite-lived intangible assets. This review indicates that the actual lives of certain intangible assets were shorter than the estimated useful lives over which such assets are amortized due to the abandonment of certain intangible assets that cease to be used. As a result, the Company recognized accelerated amortization expense for these intangible assets of $2.5 million and $1.9 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Fair Value Measurements

Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash and cash equivalents, are recorded at cost, which approximates fair value. Additionally, trade receivables,

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Notes to Consolidated Financial Statements

non-trade receivables, term deposits, accounts payable, and accrued expenses approximate fair value because of the short-term nature of these financial instruments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

We measure the fair value of certain equity securities based on quoted prices in active markets for identical assets or liabilities. Other debt and equity securities are valued either based on recent trades of securities in inactive markets or based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data.

Fair Value Option

The Company elects to account for debt securities under the fair value option in accordance with ASC 825, Financial Instruments, (“ASC 825”). Under the fair value option, these debt securities are recognized at fair value at inception and change in fair value at each subsequent reporting date is recognized as a component of Other income (loss), net in the Consolidated Statements of Operations and Comprehensive Loss.

Equity Securities without Readily Determinable Fair Value

For equity securities without readily determinable fair value, securities are recorded at cost less impairment, and adjusted for subsequent observable price changes as of the date that an observable transaction takes place. The Company performs a qualitative assessment on an annual basis to determine if any observable price changes have occurred. If the qualitative assessment indicates that an observable price change has occurred for the same or similar security of the issuer, a gain or loss is recorded equal to the difference between the fair value and carrying value in the current period as a component of Other income (loss), net.

Loans

Typically, loans that do not meet the definition of a debt security, are stated at amortized cost, net of allowance for credit losses. We write off loans against the allowance for credit losses when they are deemed to be uncollectible. Refer to Credit Losses in Note 1. Description of Business and Summary of Significant Accounting Policies for additional information on estimated credit losses for loan receivables that are subject to ASC 326.

Accrued interest receivable on loans is recorded in the Consolidated Balance Sheets in Other current assets, net3. As of December 31, 2023 and December 31, 2022, accrued interest receivable was $1.4 million and $0.3 million, respectively.

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Notes to Consolidated Financial Statements

Equity Method Investments

We apply the equity method to account for investments in which we have the ability to exercise significant influence, but not control, over the investee. There is a rebuttable presumption that an investor has significant influence when it owns more than 20% of the common stock of a corporation and more than 3% partnership interest in a partnership. This presumption may be overcome based on specific facts and circumstances that demonstrate the ability to exercise significant influence is restricted. We apply the equity method to investments in common stock. We record the investment at cost and subsequently increase or decrease the carrying amount of the investment by our proportionate share of the net earnings or losses and other comprehensive income of the investee. Basis differences between the cost of an equity method investment and the underlying equity in the intangible assets are amortized over the estimated economic useful life of the underlying intangible asset. We record dividends or other equity distributions as reductions in the carrying value of the investment. If net losses reduce our carrying amount to zero, additional net losses may reduce other investments in the same investee, if they exist. Such additional equity method losses, if any, are based upon the change in our claim on the investee’s book value.

Equity method investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any reversal of an impairment loss cannot exceed any previously recorded impairment. The Company may estimate the fair value of its equity method investments by considering recent investee equity transactions, discounted cash flow analysis, recent operating results, comparable public company operating cash flow multiples and, in certain situations, balance sheet liquidation values. If the fair value of the investment has dropped below its carrying amount, management considers several factors when determining whether an other-than-temporary decline has occurred, such as the length of the time and the extent to which the estimated fair value or market value has been below the carrying value, the financial condition and the near-term prospects of the investee, the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value, and general market conditions. The estimation of fair value and whether an other-than-temporary impairment has occurred requires the application of significant judgment and future results may vary from current assumptions. If declines in the value of the equity method investments are determined to be other-than-temporary, a loss is recorded in earnings in the current period as a component of Loss on equity method investment, net on the Consolidated Statements of Operations and Comprehensive Loss.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash, cash equivalents, term deposits, trade receivables, non-trade receivables and loan receivables. We maintain cash deposits, cash equivalent balances with several financial institutions. Cash and cash equivalents may be withdrawn or redeemed on demand. We believe that the financial institutions that hold our cash, cash equivalents and term deposits are financially sound and, accordingly, minimal credit risk exists with respect to these balances. We extend credit to our customers, payment gateway companies and borrowers based on an evaluation of their ability to pay amounts due under contractual arrangement and generally do not obtain or require collateral.

There are no individual customers who account for more than 10% of total revenue for the years ended December 31, 2023 and December 31, 2022, or 10% or more of its trade receivables balance as of December 31, 2023 and December 31, 2022.

Three payment gateways companies represent 83.9% and 83.5% of the total non-trade receivables balance as of December 31, 2023 and December 31, 2022, respectively.

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Notes to Consolidated Financial Statements

Three borrowers represent 96.6% and one borrower represents 71.9% of the total loan receivables balance as of December 31, 2023 and December 31, 2022, respectively.

Business Combinations

We include the results of operations of the businesses that we acquire from the date of acquisition. We determine the fair value of the assets acquired and liabilities assumed based on their estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates, and selection of comparable companies. Our estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the Consolidated Statements of Operations and Comprehensive Loss. When we issue payments or grants of equity to selling stockholders in connection with an acquisition, we evaluate whether the payments or awards are compensatory. This evaluation includes whether cash payments or stock award vesting is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for the cash to be paid or stock awards to vest, the award is treated as compensation for post-acquisition services and is recognized as compensation expense. Transaction costs associated with business combinations are expensed as incurred and are included in General and administrative expenses in our Consolidated Statements of Operations and Comprehensive Loss.

Variable Interest Entity

We determine at the inception of each arrangement whether an entity in which we have made an investment or in which we have other variable interests is considered a variable interest entity (“VIE”). We consolidate a VIE when we are the primary beneficiary (see Note 16. Related Parties and Variable Interest Entity). We are the primary beneficiary of a VIE when we have the power to direct activities that most significantly affect the economic performance of the VIE and have the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. If we are not the primary beneficiary in a VIE, we account for the investment or other variable interests in a VIE in accordance with applicable GAAP.

Periodically, we assess whether any changes in our interest or relationship with the entity affect our determination of whether the entity is a VIE and, if so, whether we are the primary beneficiary.

Common Control Transactions

Assets and liabilities transferred in common control transactions are recognized at the historical cost of the ultimate parent of the entities under common control. In determining the receiving entity in common control transactions, the entity that first came under control of the ultimate parent is presented as the accounting receiving entity regardless of the legal form of the transaction. Any difference in the amount paid by the receiving entity versus the assets and liabilities transferred at the historical cost of the ultimate parent to the receiving entity is recorded as an adjustment to equity. Business combinations between entities under common control that result in a change in reporting entity are accounted for retrospectively for all periods presented as if the combination had been in effect since the inception of common control. Assets acquisitions between entities under common control are accounted for prospectively. When performing goodwill impairment testing during the

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Notes to Consolidated Financial Statements

period when common control transactions are retrospectively presented, we use the historical reporting unit structures of each of the respective common control entities. The reporting units are reassessed for goodwill impairment testing purposes at the time of the common control transaction to the extent any changes are made to the reporting units as a result of such common control transaction.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company evaluates goodwill and indefinite-lived intangible assets such as membership and intellectual property rights for impairment annually as of October 1, or earlier if an event or other circumstance indicates that it may not recover the carrying value of the asset. If the Company believes that, as a result of its qualitative assessment, it is more likely than not that the fair value of a reporting unit or other indefinite-lived intangible asset is greater than its carrying amount, a quantitative impairment test is not required. Reporting units are businesses for which individual financial information is available. If a qualitative assessment indicates that it is more likely than not that the carrying value of a reporting unit goodwill or other indefinite-lived intangible asset exceeds its fair value, a quantitative impairment test is performed. The Company may elect to bypass this qualitative assessment for annual impairment evaluations as of October 1 for some or all of its reporting units and perform a quantitative test. If the carrying amount of the reporting unit exceeds the fair value of the reporting unit, an impairment charge is recorded for the amount by which the carrying amount exceeds the fair value, not to exceed the amount of goodwill recorded for that reporting unit. Application of the goodwill impairment test requires judgment based on market and operational conditions at the time of the evaluation, including management’s best estimates of the reporting unit’s future business activity and the related estimates and assumptions of future cash flows from the assets that include the associated goodwill.

Basic and Diluted Losses per Share

The share numbers are retroactively stated for purposes of calculating weighted average number of shares outstanding for loss per share to reflect the outstanding shares of Wattpad as if the equity structure of the Parent (the accounting acquirer) was stated to reflect the number of shares of Wattpad (the accounting acquiree) issued in the common control transactions. Basic loss per share available to common stockholders is computed by dividing the net loss available to common stockholders by the weighted average number of common stock outstanding for the period. Diluted net loss per share is computed using the weighted-average number of shares of common stock and potentially dilutive potential common shares outstanding during the period. The dilutive net loss per share impact of the subsidiaries is included in our numerator when calculating net loss per share.

Each reporting period, a measurement period adjustment is recorded to adjust the redeemable non-controlling interest to its maximum redemption amount with changes recorded in retained earnings (or Additional paid-in capital if the Company has an accumulated deficit) if such non-controlling interest is probable of being redeemed. Changes to redemption value will be reflected as a corresponding adjustment to the numerator for earnings (loss) per share. As of December 31, 2023 and December 31, 2022, no adjustments were made to redemption value or loss per share as the redeemable non-controlling interest was not probable of being redeemed.

Emerging Growth Company (“EGC”) Status

We are treated as an EGC, as defined in the Jumpstart our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, an EGC may delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until those standards apply to private companies. We have elected to use this

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies. With annual gross revenue greater than $1.235 billion for the year ended December 31, 2023, we exceeded the threshold that we no longer qualify as an EGC. However, we will continue to be treated as an EGC for the purposes of disclosure requirement accommodations in our initial registration statement until the earlier of consummation of this offering or December 31, 2024. As a result, our Consolidated Financial Statements may or may not be comparable to companies that comply with new or revised accounting pronouncements as of public companies’ effective dates.

Recent Accounting Pronouncements Adopted

In June 2016, the Financial Accounting Standard Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-13, (“ASU 2016-13”), Financial Instruments - Credit Loss (Topic 326), which updates the guidance on recognition and measurement of credit losses for financial assets. The new guidance requires entities to adopt an impairment model based on expected losses rather than incurred losses for certain financial assets held at each reporting date. The FASB has subsequently issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASUs No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, No. 2019-05, Financial Instruments - Credit Losses (Topic 326), No. 2019-10, Financial Instruments - Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), No. 2019-11, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, and 2022-02, Financial Instruments - Credit Losses (Topic 326). These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. These updates were effective for the Company on January 1, 2023 (for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years). The Company adopted these ASUs on January 1, 2023, using a modified retrospective approach, which requires a cumulative-effect adjustment to accumulated deficit as of the beginning of the period of adoption with prior periods not restated. The adoption of these ASUs did not have a material impact on our Consolidated Financial Statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the accounting for goodwill impairments by eliminating the requirement to compare the implied fair value of goodwill with its carrying amount as part of step two of the goodwill impairment test referenced in Accounting Standards Codification ASC 350. As a result, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value. However, the impairment loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This update is effective for annual and interim impairment tests performed in periods beginning after December 15, 2022. The Company adopted this effective January 1, 2023 and there was no impact to our Consolidated Financial Statements.

Recent Accounting Pronouncements Yet to Be Adopted

In March 2023, the FASB issued ASU 2023-01, Leases (Topic 842), Common Control Arrangements, which clarifies the accounting for leasehold improvements associated with common control leases. This update is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. ASU 2023-01 will become effective for us on January 1, 2024. We do not expect the update to have a material effect on our Consolidated Financial Statements.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. ASU 2023-06 includes a number of amendments to clarify or improve disclosure and presentation requirements of a variety of topics in order to allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and to align the requirements in the FASB accounting standard codification with the SEC’s regulations. The effective date for each amendment will be 2 years after the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. We are currently evaluating the impact of the adoption of this accounting pronouncement on our Consolidated Financial Statements.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures, which amends Topic 280 primarily through enhanced disclosures about significant segment expenses. This update is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 will become effective for us on January 1, 2024 for fiscal years and January 1, 2025 for interim periods on a retrospective basis for all periods presented in the financial statements. We are currently evaluating the impact of the adoption of this accounting pronouncement on our Consolidated Financial Statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes - Improvements to Income Tax Disclosures, which requires enhancements and further transparency to certain income tax disclosures, most notably the tax rate reconciliation and income taxes paid. This ASU is effective for fiscal years beginning after December 15, 2025 on a prospective basis and retrospective application is permitted. We are currently evaluating the impact of the adoption of this accounting pronouncement on our Consolidated Financial Statements.

In March 2024, the SEC adopted new rules that will require disclosures about climate-related risks that are reasonably likely to have a material impact on registrants’ business strategy, results of operations, or financial condition. The required information about climate-related risks will also include disclosure of a registrant’s greenhouse gas emissions. In addition, the rules will require registrants to present certain climate-related financial metrics in their audited financial statements. We are currently evaluating the potential impact of these rules on our Consolidated Financial Statements and related disclosures.

Note 2. Revenue

Disaggregation of Revenue

The following table shows revenues disaggregated by revenue stream for the years ended December 31, 2023 and December 31, 2022:

	Year Ended December 31,
	2023	2022
	(in thousands of USD)
Paid Content	$1,028,960	$851,871
Advertising	145,452	145,056
IP Adaptations	108,336	82,461

Total	$1,282,748	$1,079,388

The revenue stream disaggregation above takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Paid Content revenue is generated from

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

the provision of platform services that enable users to access content. Paid Content revenue also includes $7.5 million and $8.6 million of physical book sales through the platform for the years ended December 31, 2023 and December 31, 2022, respectively. Advertising revenue represents amounts earned for the display of advertisements on our offerings or product placement within content. IP Adaptations include the internal development of film, streaming series, or other rich media format adaptations commissioned by third party studios or streaming platforms; the license fees generated by sublicensing content to third parties are $11.5 million and $8.8 million in 2023 and 2022, respectively; as well as $14.0 million and $7.3 million of merchandise sales and third-party usage fees through the Company’s platform, and sales from pop-up stores for the years ended December 31, 2023 and December 31, 2022, respectively.

The following table shows disaggregation of revenue by geography for the years ended December 31, 2023 and December 31, 2022:

	Year Ended December 31,
	2023	2022
	(in thousands of USD)
Korea	$566,368	$601,170
Japan	557,349	337,660
Rest of World	159,031	140,558

Total	$1,282,748	$1,079,388

Paid Content revenue in the revenue disaggregation by geography above is based on the location of the Company’s customers at the time of sign-up as determined by the Company’s internal systems utilizing standard geo-location technology.

Contract Liabilities

Contract liabilities primarily include payments received for virtual currency prior to the Company satisfying its performance obligation to deliver content to the customer.

We recognized revenues of $66.3 million and $48.1 million in 2023 and 2022, respectively, that were included within Contract liabilities on the Consolidated Balance Sheets as of the beginning of the respective year.

As of December 31, 2023 and December 31, 2022, our remaining performance obligations were $76.7 million and $77.1 million, respectively, and we expect to recognize the entire amounts within one year of the respective year-end.

Note 3. Loss per share

For the years ended December 31, 2023 and December 31, 2022, for the purpose of calculating loss per share and as a result of the common control transaction as described in Note 1. Description of Business and Summary of Significant Accounting Policies the weighted-average number of shares used in the calculation reflects the outstanding shares of Wattpad as if the equity structure of the Parent (the accounting acquirer) was retroactively stated to reflect the number of shares issued in the Wattpad Transfer.

Basic loss per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted loss per share is computed using the weighted average number of outstanding shares of

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

common stock and, potentially dilutive common shares outstanding during the period. Potentially dilutive common shares consist of incremental shares issuable upon the assumed exercise of stock options and vesting of the RSUs. For the years ended December 31, 2023 and December 31, 2022, the Company’s Korean subsidiaries each had outstanding stock options that will be settled in each respective subsidiary’s common shares. The numerator of the Company’s loss per share includes the Parent’s proportionate share of the diluted earnings (loss) per share impact of outstanding subsidiaries’ stock options.

The following table sets forth the computation of basic and diluted loss per share for the years ended December 31, 2023 and December 31, 2022:

	Year Ended December 31,
	2023	2022
	(in thousands of USD, except share and per share data)
Basic loss per share:
Net loss attributable to WEBTOON Entertainment Inc.	$(116,455)	$(129,871)
Add: allocation to subsidiary participating security[1]	210	—
Net loss available to WEBTOON Entertainment Inc.	$(116,245)	$(129,871)
Shares used in computation:
Weighted-average common shares outstanding	3,650,172	3,550,034

Basic loss per share	$(31.85)	$(36.58)

Diluted loss per share:
Net loss available to WEBTOON Entertainment Inc.	$(116,245)	$(129,871)
Add: dilutive impact of subsidiary stock options	—	(21)

Diluted net loss available to WEBTOON Entertainment Inc.	$(116,245)	$(129,892)

Shares used in computation:
Weighted-average common shares outstanding	3,650,172	3,550,034

Diluted loss per share	$(31.85)	$(36.59)

1.	Represents net loss allocable to Jakga redeemable convertible preferred stock which is a participating security per ASC 260.

For the Company’s share options and RSUs that feature a performance condition contingent on a Qualified Offering or Change in Control of the Company, all such awards were excluded from the calculation of basic and diluted net loss per share as such performance condition was not met as of the reporting date. For the share options and RSUs that have only a service condition or either a performance or service condition, all such awards were determined to be anti-dilutive under the treasury stock method and excluded from the calculation of basic and diluted loss per share as the effect would be anti-dilutive. See Note 11. Stock-Based Compensation for terms and conditions of the awards.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Note 4. Other Income (Loss), net

The following table summarizes Other income (loss), net for the years ended December 31, 2023 and December 31 2022:

	Year Ended December 31,
	2023	2022
	(in thousands of USD)
Gain (loss) on debt and equity securities, net	$(22,585)	$624
Loss on foreign currency, net	(7,590)	(12,035)
Retirement benefit, net	8,763	9,598
Other non-operating income (loss), net	(2,162)	2,750

Total other income (loss), net	$(23,574)	$937

Note 5. Balance Sheet Components and Assets Held for Sale

Assets Held for Sale

Major classes of assets held for sale as of December 31, 2023 are as follows:

As of December 31, 2023
(in thousands of USD)
Land	$6,670
Building	157

Total assets held for sale	$6,827

On October 1, 2023, the Company approved a plan to sell a building and land held by Jakga Company Inc. (“Jakga”), a Korean subsidiary. Jakga initially acquired the land and building for office use, but Jakga later decided against utilizing the property for this purpose, leading to their sale. The building and land are considered a single disposal group as they are intended to be sold in a single transaction. Upon approval of the plan, the building and land were classified as held for sale and measured at the lower of their aggregate carrying value or estimated aggregate fair value, less costs to sell. The Company recognized no writedown loss during the year ended December 31, 2023. No depreciation expense was recorded for the assets held for sale starting October 1, 2023 through December 31, 2023. The Company expects to complete the sale before the end of the third quarter 2024.

Other Current Assets, net

	As of December 31,
	2023	2022
	(in thousands of USD)
Advance payments, net	$37,148	$48,317
Prepaid expenses	17,045	13,388
Short-term loan, net	225	298
Inventories and others, net	8,186	3,147
Term deposits	19,875	—

Total other current assets, net	$82,479	$65,150

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Advance payments are primarily comprised of the payment of minimum guarantees to creators or publishers for their provision of content, such as web-comics, on the Company’s platform. The advance payments are amortized as associated commission expenses payable to creators or publishers are incurred. When the Company determines the estimated future commission expenses payable are less than the carrying amount of such advance payments, the remaining portion of that advance payment is charged to expense in the period in which such determination is made. The Company charged advance payments to expense due to such determination in the amounts of $1.2 million and $0.4 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Inventories and others, net consist primarily of inventories, deferred offering costs, the current portion of leasehold deposits and contract asset. The allowances on short-term loans were less than $0.1 million and $0.4 million as of December 31, 2023 and December 31, 2022, respectively.

Term deposits are bank deposits held by Korean and Japanese subsidiaries of the Company with maturities of less than one year but more than three months. As of December 31, 2023, the term deposit balance of $7.1 million was pledged to Sumitomo Mitsui Banking Corporation as a compensating balance deposit on contract liabilities of the Company’s subsidiary in accordance with the Payment Services Act in Japan.

Other Non-Current Assets, net

	As of December 31,
	2023	2022
	(in thousands of USD)
Long-term advance payments, net	$29,181	$31,120
Long-term prepaid expenses	549	937
Long-term loans, net	29,017	4,286
Leasehold deposits and others	5,689	10,371

Total other non-current assets, net	$64,436	$46,714

Long-term advance payments represent the portion of advance payments expected to remain on the balance sheet beyond one year. When the Company determines the estimated future commission expenses payable are less than the carrying amount of the long-term advance payments, the remaining portion of that long-term advance payment is charged to expense in the period in which such determination is made. The Company charged long-term advance payments to expense due to such determination in the amounts of $4.4 million and $14.5 million for the years ended December 31, 2023 and December 31, 2022, respectively.

The allowances on long-term loans were $— and $0.7 million as of December 31, 2023 and December 31, 2022, respectively.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Accrued Expenses

Accrued expenses as of December 31, 2023 and December 31, 2022 consisted of :

	As of December 31,
	2023	2022
	(in thousands of USD)
Accrued royalties	$17,597	$12,452
Accrued allowances	9,174	11,761
Accrued bonuses	18,407	14,254
Accrued other expenses	17,604	13,232

Total Accrued Expenses	$62,782	$51,699

Accrued royalties are liabilities recorded on an accrual basis for amounts to be paid to the content providers by the Company, and Accrued other expenses are liabilities recorded on an accrual basis for marketing and advertising expenses. Accrued allowances and Accrued bonuses are liabilities recorded on an accrual basis for labor expenses.

Note 6. Property and Equipment, net

Property and equipment, net consists of the following:

		As of December 31,
	Estimated Useful Lives (in years)	2023	2022
		(in thousands of USD)
Land	Indefinite	$—	$6,786
Buildings	40	—	167
Equipment	3-5	12,174	22,401
Leasehold improvements	Lesser of lease term or useful life	10,108	10,307
Property and equipment		22,282	39,661

Less: Accumulated depreciation		(10,590)	(18,044)

Property and equipment, net		$11,692	$21,617

Depreciation expenses on property and equipment were $3.8 million and $3.3 million for the years ended December 31, 2023 and December 31, 2022, respectively and were recorded within General and administrative expenses. Jakga has reclassified its building and land as assets held for sale in October 2023. (Refer to Note 5. Balance Sheet Components and Assets Held for Sale for details.)

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Note 7. Goodwill, net and Intangible Assets, net

Intangible assets, net as of December 31, 2023 and December 31, 2022 consist of the following:

	As of December 31, 2023
	Estimated Useful Lives (in years)	Gross amount	Accumulated Amortization	Carrying amount
	(in thousands of USD)
Intangible assets with definite lives:
Brand	15	$142,611	$(19,250)	$123,361
Intellectual property rights	10-14	107,254	(34,847)	72,407
Software	5	53,421	(30,710)	22,711
Trademarks, copyrights, and patents	4.32-15	415	(33)	382
Intangible assets with indefinite lives:
Intellectual property rights	Indefinite	346	—	346
Membership	Indefinite	295	—	295

Total intangible assets		$304,342	$(84,840)	$219,502

	As of December 31, 2022
	Estimated Useful Lives (in years)	Gross amount	Accumulated Amortization	Carrying amount
	(in thousands of USD)
Intangible assets with definite lives:
Brand	15	$147,851	$(10,024)	$137,827
Intellectual property rights	10-14	103,391	(21,969)	81,422
Software	5	47,706	(16,837)	30,869
Trademarks, copyrights, and patents	4.32-15	3,594	(536)	3,058
Intangible assets with indefinite lives:
Intellectual property rights	Indefinite	346	—	346
Membership	Indefinite	300	—	300

Total intangible assets		$303,188	$(49,366)	$253,822

Intangible assets, other than goodwill, are initially recognized at cost and stated net of accumulated amortization. The amortization expense is recorded in General and administrative expenses or Cost of revenue in our Consolidated Statements of Operations and Comprehensive Loss, depending upon the nature of activities. Brands, software, trademarks, copyrights and patents are amortized on a straight-line basis over their estimated useful lives. Intellectual property rights consist of exclusive rights under contracts, customer relationships, and publishing rights. Intellectual property rights with definite lives are amortized over their economic useful lives or the period over which we have exclusive and unrestricted rights to the content under the contract on a straight-line basis, while intellectual property rights with perpetual exclusive rights are treated as indefinite-lived assets.

Amortization expense for intangible assets for the years ended December 31, 2023 and December 31, 2022 was $34.5 million and $31.5 million, respectively, which included the accelerated amortization expense for abandoned intellectual property rights of $2.5 million and $1.9 million, respectively.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Intangible asset amortization expenses for the following five years are expected to be as follows:

Years Ended December 31,	(in thousands of USD)
2024	$34,337
2025	34,312
2026	23,205
2027	14,032
2028	13,899
Thereafter	99,076

Total intangible assets, net	$218,861

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and December 31, 2022 are as follows:

	2023	2022
	(in thousands of USD)
Goodwill at January 1	$884,052	$495,554
Less: accumulated impairment losses	—	—

Goodwill, net at January 1	$884,052	$495,554

Goodwill Activity:
Acquisition	—	405,733
Foreign currency translation adjustments	(11,209)	(17,235)
Disposition	(30,255)	—
Impairments	(63,412)	—

Goodwill, net at December 31	$779,176	$884,052

Goodwill at December 31	$843,298	$884,052
Less: accumulated impairment losses(*)	(64,122)	—

Goodwill, net at December 31	$779,176	$884,052

(*)	Accumulated impairment losses include $63,412 thousands of impairment charges and $710 thousands of cumulative translation adjustments (“CTA”) charges.

The Goodwill balance as of January 1, 2022 relates to the Wattpad acquisition. During 2022, the Company acquired Munpia, Jakga, eBIJ, LOCUS, and JHS (see Note 17. Business Combinations and Disposition) which resulted in a total goodwill recognized of $405.7 million. During 2023, the Company deconsolidated LOCUS which resulted in the Company derecognizing goodwill related to the reporting unit of $30.3 million (see Note 17. Business Combinations and Disposition). Given the entities to which the goodwill relates, each comprise a separate reporting unit, and the business combinations resulted in the Company gaining control over each reporting unit in its entirety, no further allocation of goodwill was deemed necessary. The Company is required to assess goodwill and any indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate an impairment may have occurred.

For the year ended December 31, 2023, the Company elected to bypass a qualitative assessment and performed a quantitative assessment to fulfill its annual goodwill impairment testing requirements under U.S. GAAP. The fair value of each reporting unit as of October 1, 2023 was estimated using a discounted cash flow method with significant Level 3 inputs such as projected future cash flows, discount rate and terminal growth rate. The carrying values were based on each respective reporting unit’s net asset balance as of October 1, 2023 and included directly attributable assets and liabilities, including goodwill. The Company recognized

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

impairment loss on goodwill for WWS, Munpia, and Jakga of $6.1 million, $25.6 million, and $31.7 million, respectively, for the year ended December 31, 2023, as the carrying value of each reporting unit exceeded the fair value of the respective reporting unit. For WWS, the delay in web-novel video production resulted in lower operating profits and cash flows than expected, leading to the impairment of the reporting unit. As for Munpia, operating profits and cash flows were lower than anticipated due to a delay in realizing synergies and returns from investments in content creation and IP Adaptations which were initiated as a vertical expansion from Munpia’s platform business, leading to the impairment of the reporting unit. In the case of Jakga, the postponement of releases for major works led to operating profits and cash flows that were lower than anticipated, leading to the impairment of the reporting unit.

Making estimates requires significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the Consolidated Financial Statements could change in the near term due to one or more future events. Changes in these estimates and assumptions could materially affect the fair value of the reporting units, potentially resulting in a non-cash impairment charge.

For the year ended December 31, 2022, the Company recognized no goodwill impairment.

Note 8. Leases

The Company engages in leasing arrangements that primarily involve office buildings, some of which are further subleased to third parties or related parties. The Company has not entered into any arrangements that include residual value guarantees for its leases.

The components of lease expense for the years ended December 31, 2023 and December 31, 2022 are as follows:

	Year Ended December 31,
	2023	2022
	(in thousands of USD)
Operating lease expense[1]	$11,965	$10,988
Short-term lease expense	653	1,514

Total lease expense	$12,618	$12,502

1.

Includes operating lease expense of $7.2 million and $5.0 million related to NAVER for the years ended December 31, 2023 and December 31, 2022, respectively. See Note. 16 “Related Parties and Variable Interest Entity” for further details.

Lease expense is included within General and administrative expenses of the Consolidated Statements of Operations and Comprehensive Loss.

Supplemental disclosure of cash flow information related to operating leases is as follows:

	As of December 31,
	2023	2022
	(in thousands of USD)
Cash paid for amounts included in the measurement of operating lease liabilities	$10,193	$10,018
Right-of-use assets obtained in exchange for operating lease liabilities	2,806	33,326

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

The following table presents the weighted average remaining lease terms and discount rates as of December 31, 2023 and December 31, 2022:

	As of December 31,
	2023	2022
Weighted-average remaining lease term	3.33 years	4.05 years
Weighted-average discount rate	3.03%	3.23%

The aggregate future lease payments for operating lease liabilities as of December 31, 2023 are as follows:

Year	(in thousands of USD)
2024	$10,117
2025	9,662
2026	8,322
2027	2,670
2028	458
2029 and thereafter	—

Total future lease payments	31,229
Less: Imputed interest	(2,046)

Total	$29,183

The Company subleases a portion of our operating lease right-of-use assets for buildings. Total other income generated from subleases is $0.6 million and $0.7 million for the years ended December 31, 2023 and December 31, 2022, respectively, and is included within Other income (loss), net of the Consolidated Statements of Operations and Comprehensive Loss.

Note 9. Debt

Short-Term Borrowings

The carrying amounts of short-term borrowings as of December 31, 2023 and December 31, 2022 are as follows:

	Maturity	Interest			As of December 31,
Lender	Date	rate(%)		Interest type	2023	2022
					(in thousands of USD)
Industrial Bank of Korea Loan[1]	Mar-23	3.13		Fixed rate	$—	$4,024
Industrial Bank of Korea Loan	Mar-23	4.93	[2]	Floating rate	—	789
Industrial Bank of Korea Loan[3]	Jun-24	6.04	[2]	Floating rate	387	—
NW Media Loan[4]	Apr-24	1.35		Fixed rate	3,800	3,867

Total short-term borrowings					$4,187	$8,680

[1].

Our Korean subsidiary, Jakga, offered real estate as collateral for loans from the Industrial Bank of Korea. The pledged assets, land and building, had a carrying value of $6.9 million as of December 31, 2022 and was collateralized by $4.8 million, or 120% of the borrowings. The borrowings under this facility were for the purpose of acquiring a building and land that were offered as collateral for loans.

[2].	Calculated as the 3 month KORIBOR, which ranged from 3.43% - 4.03% and 1.39% - 4.08% plus 2.17% for the years ended December 31, 2023 and December 31, 2022, respectively.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

3.

Jakga pledged assets, land and building, as collateral which are recorded as assets held for sale in the Company’s Consolidated Financial Statements with a carrying value of $6.8 million as of December 31, 2023. The pledged assets are collateralized by $0.5 million, which is equivalent to 120% of the borrowing amount. The borrowing under this facility were for the purpose of financing general operating funds.

4.

In April 2022, the Company received a loan of $3.9 million from NAVER that NAVER subsequently transferred to its subsidiary NW Media Contents, Inc. (“NWMC”) in June 2022. In March 2023, the maturity date of NW Media Loan was extended to April 2024.

The weighted average interest rates on short term borrowings outstanding as of December 31, 2023 and December 31, 2022 are 1.78% and 2.50%, respectively.

Long-Term Debt

	Maturity	Interest		As of December 31,
Lender	Date	rate(%)	Interest type	2023	2022
				(in thousands of USD)
KEB Hana Bank Loan[1]	Oct-24	5.74	Floating rate	$—	$789
Industrial Bank of Korea Loan	Feb-23	7.34[2]	Floating rate	—	237
Industrial Bank of Korea Loan	Mar-23	4.45-5.31	Fixed rate	—	1,184
Industrial Bank of Korea Loan	Jul-23	5.14	Fixed rate	—	237
KOSME Loan[3]	Feb-25	2	Fixed rate	30	56
KOSME Loan[3]	Aug-25	2.85[4]	Floating rate	65	105

Total principal long-term debt				$95	$2,608

Less: current portion of long-term debt				(65)	(2,512)

Total long-term debt				$30	$96

1.

As LOCUS and its subsidiaries were deconsolidated on June 27, 2023 (Refer to Fiscal Year 2023 Disposition in Note 17. Business Combinations and Disposition for additional information for LOCUS disposition), the long-term debt held by LOCUS and its subsidiaries was no longer recorded in the Company’s Consolidated Financial Statements as of December 31, 2023.

2.	Calculated as the 3 month KORIBOR, which ranged from 3.43% - 4.03% and 1.39% - 4.08% plus 3.58% for the years ended December 31, 2023 and December 31, 2022, respectively.
3.	Korea Small and Medium-sized Enterprises and Startups Agency (“KOSME”).
4.	Calculated as the KOSME policy rate, which ranged from 2.90%-3.20% and 2.15%-2.30% for the years ended December 31, 2023 and December 31, 2022, respectively.

Future principal payments for long-term debt as of December 31, 2023 are as follows:

Year	(in thousands of USD)
2024	$65
2025	30
Thereafter	—

Total	$95

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Revolving Credit Facility

In February and April 2022, the Company also entered into one-year revolving credit facility arrangements with Shinhan Bank, KEB Hana Bank, and Kookmin Bank which were extended for additional one-year per during the year ended December 31, 2023. The revolving credit facilities provide collective available credits of $62.0 million and $63.1 million during the years ended December 31, 2023 and December 31, 2022, respectively. As of December 31, 2023 and December 31, 2022, the Company has not drawn any amounts from these facilities.

Note 10. Commitments and Contingencies

Contingencies

The Company records a loss contingency, consistent with ASC 450, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses material contingencies when it believes a loss is not probable but reasonably possible. Accounting for contingencies requires us to use judgement related to both the likelihood of a loss and the estimate of the amount or range of loss.

Legal Proceedings

The Company is involved in a number of claims pending with various courts, or otherwise unresolved as of December 31, 2023 and December 31, 2022. Adverse results in these claims may include awards of damages and may also result in, or even compel a change in the Company’s business practices, which could materially impact the Company’s future financial results. The Company cannot determine the potential loss or a range of possible losses for cases in their initial stages or where there is an unclear and inconsistent interpretation of laws related to the industry-specific grievances across various jurisdictions. Though the outcome of pending lawsuits and claims cannot be anticipated with certainty, the Company does not expect adverse results from its pending lawsuits and claims, as of December 31, 2023 and December 31, 2022. The timing and outcome of ongoing legal proceedings are uncertain by nature. Therefore, while management deems the chance of a significant loss for all pending claims, whether asserted or unasserted, to be remote, the resolution of one or more of these legal matters against the Company during the same reporting period in excess of management’s projections could negatively impact the Company’s Consolidated Financial Statements for that reporting period.

Note 11. Stock-Based Compensation

2020 Equity Incentive Plan

In November 2020, the Company’s Board of Directors approved and adopted the 2020 Equity Incentive Plan (the “2020 Plan”) that was amended and restated in December 2021 (“Second Amendment”) and in November 2023 (“Third Amendment”). The 2020 Plan governs the terms for the granting of incentive stock options, non-statutory stock options and RSUs, to employees, consultants, and directors of the Company. Under the 2020 Plan, 254,648 shares of the Company’s common stock were initially reserved for grant. Options and RSUs under the 2020 Plan that expire or are forfeited, canceled, exchanged or repurchased are returned to the pool of shares of common stock available for issuance under the 2020 Plan. The maximum number of shares of the Company’s common stock issuable under the 2020 Plan is 547,526 shares. As of December 31, 2023 and December 31, 2022, the Company had 167,775 shares and 8,348 shares of common stock available for future issuance, respectively.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Stock options with both performance and service conditions

The Company’s stock options are granted with exercise prices equal to the estimated fair value of common stock at the date of grant. The Company’s options have a service-based vesting period and a performance condition. Options vest on the third anniversary of the grant date, subject to the recipient remaining an employee of the Company. The performance condition related to each option prohibits exercise of the options until a Qualified Offering of the Company has occurred, as defined in the 2020 Plan. The options expire 8 years from the grant date. During the years ended December 31, 2023 and December 31, 2022, there was no compensation expense recorded for the Company’s share options as the performance condition was not deemed probable.

The table below summarizes the Company’s stock option activity for stock options with both performance and service conditions:

(in thousands of USD, except unit price)	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance as of January 1, 2022	286,613	$338.22	7.02	$15,128
Granted	21,821	969.00
Forfeited	(5,598)	367.41
Balance as of January 1, 2023	302,836	383.13	6.27	177,423
Granted	44,052	636.95
Forfeited	(3,878)	474.36

Balance as of December 31, 2023	343,010	$414.70	5.68	$75,814

As of December 31, 2023 and December 31, 2022, all of the Company’s stock options with both performance and service conditions were not vested or exercisable, as a Qualified Offering was not deemed probable of occurring.

As of December 31, 2023, the total unrecognized compensation expense related to unvested stock options with both performance and service conditions was $50.7 million. The $34.3 million expense attributable to services rendered will be immediately recognized at the time of a Qualified Offering, with the $16.4 million residual expense recognized over the remaining service period of 0.74 years using the straight-line method, net of estimated forfeitures.

As of December 31, 2022, the total unrecognized compensation expense related to unvested stock options with both performance and service conditions was $41.3 million. The $21.8 million expense attributable to services already rendered will be immediately recognized at the time of a Qualified Offering, with the $19.5 million residual expense recognized over the remaining service period of 1.27 years using the straight-line method, net of estimated forfeitures.

The fair value of the Company’s stock options was estimated using a Black-Scholes option pricing model on the grant date based on the following assumptions:

	2023	2022
Weighted-average expected term	5.5 years	5.5 years
Weighted-average expected volatility	34.74%	31.50%
Expected dividend yield	—	—
Risk-free interest rate	4.15%-4.45%	3.85%
Weighted-average grant-date fair value	$258.88	$354.14

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

The expected term is the midpoint between the end of the requisite service period and the contractual term of the award. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group. As the Company is privately held and does not have a trading history for the Company’s common stock, the expected price volatility for the Company’s common stock is estimated by taking the average historical price volatility for industry peers that also served as benchmark references in the Company’s common stock valuations. The Company utilized a dividend yield of zero, as it had no history or plan of declaring dividends on its common stock.

Stock options with a service condition

During the year ended December 31, 2023, the Company granted stock options with a service condition under the 2020 Plan. 1/12th of the total number of options vest and becomes exercisable on the last day of each of the 12 successive three-month periods during the grantee’s continued employment with the Company. The grant date fair value of the awards, net of estimated forfeitures, is recognized over the requisite service period using the straight line method. As of December 31, 2023, none of the stock options with a service condition were vested as it has not been three months since the grant date.

The table below summarizes the Company’s graded vesting stock option activity for stock options with a service condition:

(in thousands of USD, except unit price)	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance as of January 1, 2023	—	$—	—	$—
Granted	19,767	610.00
Exercised	—	—
Forfeited	—	—

Balance as of December 31, 2023	19,767	$610.00	7.90	$—

The fair value of stock options with a service condition is estimated using a Black-Scholes option pricing model on the grant date based on the following assumptions:

2023
Weighted-average expected term	3 years
Weighted-average expected volatility	32.20%
Expected dividend yield	—
Risk-free interest rate	4.62%
Weighted-average grant-date fair value	$168.24

The expected term is the midpoint between the end of the requisite service period and the contractual term of the award. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group. As the Company is privately held and does not have a trading history for the Company’s common stock, the expected price volatility for the Company’s common stock is estimated by taking the average historical price volatility for industry peers that also served as benchmark references in the Company’s common stock valuations. The Company utilized a dividend yield of zero, as it had no history or plan of declaring dividends on its common stock.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023, the Company had $3.2 million of unrecognized compensation costs related to unvested stock options with a service condition. The unrecognized compensation costs are expected to be recognized over the remaining service period of 2.89 years using the straight-line method, net of estimated forfeitures.

Restricted Stock Units (RSUs) that vest upon achievement of either a service or performance condition

During the year ended December 31, 2023, the Company granted RSUs that vest upon the achievement of either a service condition or performance condition under the 2020 Plan. The service condition for these awards is satisfied on the third anniversary of the grant date, subject to the grantee’s continued employment at the Company. The performance condition is satisfied upon a Qualified Offering or Change in Control. The RSUs carry dividend-equivalent rights during the vesting period which is accrued over the vesting period if the Company declares any dividends. Dividend equivalents are subject to the same vesting conditions applicable to the underlying RSUs and the dividend-equivalent rights are forfeited in the event the recipient is no longer an employee on the vesting date. The accrued dividend is paid upon vesting of the RSUs. As of December 31, 2023, no dividends were declared.

The table below summarizes activity of RSUs that vest upon achievement of either a service or performance condition:

(in USD per unit)	Number of RSUs	Weighted- Average Conversion Ratio	Weighted- Average Remaining Contractual Term (in years)	Weighted Average Grant-Date Fair Value
Balance as of January 1, 2023	—	—	—	$—
Granted	14,601	1:1	—	610.00

Balance as of December 31, 2023	14,601	1:1	3.00	$610.00

As of December 31, 2023, the Company recognized less than $0.1 million of recognized compensation expense and $8.9 million of unrecognized compensation expense related to unvested RSU awards that vest upon the achievement of either a service or performance condition. The performance condition was not deemed probable of being achieved, and the requisite service period is based on the explicit stated vesting period of the RSUs. The unrecognized compensation costs are expected to be recognized over the weighted average remaining requisite service period of 3.0 years using the straight line method, net of estimated forfeitures or recognized immediately upon the achievement of the performance condition.

Restricted Stock Units with both service and performance conditions

Under the 2020 Plan, the Company granted RSUs with both service and performance conditions during the year ended December 31, 2023. The service condition is satisfied for 1/12th of these awards on the last day of each of the 12 successive three-month periods during the grantee’s continued employment with the Company. The performance condition of the Company’s RSUs is satisfied upon a Qualified Offering or Change in Control. The RSUs carry dividend-equivalent rights during the vesting period which is accrued over the vesting period if the Company declares any dividends. Dividend equivalents are subject to the same vesting conditions applicable to the underlying RSUs and the dividend-equivalent rights are forfeited in the event the recipient is no longer an employee on the vesting date. The accrued dividend is paid upon vesting of the RSUs. As of December 31, 2023, no dividends were declared.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

The table below summarizes the activity of RSUs with both service and performance conditions:

(in USD per unit)	Number of RSUs	Weighted- Average Conversion Ratio	Weighted- Average Remaining Contractual Term (in years)	Weighted Average Grant-Date Fair Value
Balance as of January 1, 2023	—	—	—	$—
Granted	2,372	1:1		610.00

Balance as of December 31, 2023	2,372	1:1	2.90	$610.00

During the year ended December 31, 2023, there was no compensation expense recorded for the RSUs with both service and performance conditions as the performance condition was not deemed probable of occurring. As of December 31, 2023, the total unrecognized compensation expense related to unvested RSUs options is $1.5 million. The $0.2 million expense attributable to services already rendered will be immediately recognized at the time of a Qualified Offering or Change in Control, with the $1.3 million residual expense recognized over the remaining service period of 2.9 years using graded vesting method, net of estimated forfeitures.

The valuation of the Company’s common stock underlying the RSUs is performed by third-party valuation firms in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The fair value of our common stock was determined using a discounted cash flow method using the key assumptions such as the weighted average cost of capital, long term growth rate, normalized tax rate, normalized net working capital, and a discount for lack of marketability for the year ended December 31, 2023.

The weighted average cost of capital is calculated based on a proportionate weighting of the cost of debt and equity. The cost of equity includes company-specific risk premium to capture the perceived risks and uncertainties associated with projected cash flows. The long-term growth rate is derived using the Gordon Growth Model for the terminal value calculation whereby the cash flow in the last year of the discrete projection period is increased by the expected long-term growth rate and then capitalized into perpetuity at a capitalization rate. The normalized tax rate is derived from the statutory tax rates from the countries in which the Company operates. The normalized net working capital is determined by considering the historical and projected net working capital of the Company which was within the reasonable range of industry peers. The discount for lack of marketability is calculated using the Finnerty and the Asian protective put options methods, weighting these methods equally, which include key assumptions of risk-free rate, volatility based on guideline public companies, and the expected term using the average of 1-year, 2-year, and 3-year terms to liquidity which were equally weighted given the uncertainty in timing of IPO.

NAVER Stock Option Grants

The Company’s employees may participate in stock-based compensation plans of NAVER. Employees within the NAVER group may also retain their previously granted awards from NAVER should they transfer and become an employee of the Company.

NAVER stock options granted to the Company’s employees were granted with exercise prices equal to the 2-month average price of NAVER’s common stock at the day before grant. NAVER options granted to the Company’s employees have a 2-year service-based vesting period and expire 5 years from the date the service

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

condition is met. If stock option holders transfer their employment to NAVER’s affiliates such as the Company, the stock options must be exercised before the original expiry date, or the date on which the stock option holder resigns or retires, whichever comes earlier. The total share-based liabilities paid for NAVER stock option are $0.1 million and $0.1 million in 2023 and 2022, respectively.

The table below summarizes our NAVER stock option activity:

(in thousands of USD, except unit price)	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance as of January 1, 2022	13,031	$108.73	4.16	$2,744
Transferred	(60)	226.73
Exercised	(581)	101.71

Balance as of January 1, 2023	12,390	103.30	3.17	455

Transferred	(447)	94.72
Exercised	(855)	102.71
Balance as of December 31, 2023	11,088	$101.72	2.17	$807

Exercisable as of December 31, 2023	11,088	$101.72	2.17	$807
Expected to vest as of December 31, 2023	—	$—	—	$—

The estimated fair value of NAVER stock options is estimated using a binomial model as of the reporting date. No NAVER options were granted to the Company’s employees in the years ended December 31, 2023 and December 31, 2022.

The fair value of the NAVER stock options is estimated as of December 31, 2023 and December 31, 2022 with the following assumptions:

	2023	2022
Weighted-average expected term	1.75 years	1.17 years
Weighted-average expected volatility	26.59%	27.41%
Expected dividend yield	0.23%	0.14%
Risk-free interest rate	3.16%-3.18%	3.73%-3.78%

The expected term is the period over which our employee groups are expected to hold their options which is based on our historical experience with similar grants. The risk-free interest rate is based on the Korea Treasury rate over the expected life. Volatility reflects movements in NAVER’s stock price over the most recent historical period equivalent to the expected life. Dividend yield is estimated over the expected life based on NAVER’s stated dividend policy and stock price.

NAVER Common Stock Grants

NAVER has a stock grant program under which it periodically grants employees of its consolidated group fully vested NAVER common stock. For the years ended December 31, 2023 and December 31, 2022, NAVER granted 31,699 shares in the amount equal to $5.2 million and 31,093 shares in the amount equal to $5.0 million, respectively, that is reflected as compensation expense under Consolidated Statements of Operations and Comprehensive Loss.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Munpia Stock Options

On February 17, 2021, March 31, 2021, and August 2, 2022, our Korean subsidiary, Munpia granted incentive stock options to executives and employees under the Munpia incentive plan. The maximum number of shares of the Munpia’s common stock that may be issued under the Munpia incentive plan is 602,797 shares, and the total number of stock options outstanding as of December 31, 2023 is 472,797 shares. During the year ended December 31, 2023 and December 31, 2022, the options granted allow the holders to acquire Munpia common stock with the weighted average exercise price of $21.75 per share (28,045 Korean Won) and $21.40 per share (27,117 Korean Won), respectively. The options have a service-based vesting period that requires 2 to 3 years of employment. The options expire 7 to 9 years from the date of grant. The fair value of the Munpia stock options is estimated on the grant date using the Binomial Tree model. For the years ended December 31, 2023 and December 31, 2022, $2.0 million and $1.1 million were recognized as compensation expenses under Consolidated Statements of Operations and Comprehensive Loss, respectively.

A summary of compensation expenses for all stock-based payment arrangements recognized in Cost of revenue, Marketing and General and administrative expense on our Consolidated Statements of Operations and Comprehensive Loss is as follows:

	Year Ended December 31,
	2023	2022
	(in thousands of USD)
Cost of revenue	$1,196	$4,093
Marketing	444	277
General and administrative expenses	6,705	47

Total	$8,345	$4,417

Note 12. Income Taxes

The Company is subject to U.S. federal and various state corporate income taxes as well as taxes in foreign jurisdictions where foreign subsidiaries have been established.

Loss before income tax expense for the years ended December 31, 2023 and December 31, 2022 is as follows:

	As of December 31,
	2023	2022
	(in thousands of USD)
U.S.	$(26,780)	$(78,571)
Korea	(10,850)	66,575
Other	(95,123)	(106,158)

Loss before income tax expense	$(132,753)	$(118,154)

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

The components of income tax expense for the years ended December 31, 2023 and December 31, 2022 consist of the following:

	As of December 31,
	2023	2022
	(in thousands of USD)
Current income tax expense:
U.S.	$150	$104
Korea	25,881	20,322
Other	1,816	19
Uncertain tax position liability (Korea)	(268)	1,069

Total current income tax expense	27,579	21,514

Deferred income tax expense:
Korea	(13,156)	1,121
Other	(2,417)	(8,266)

Total deferred income tax expense	(15,573)	(7,145)

Total income tax expense	$12,006	$14,369

Effective tax rate	(9.04)%	(12.16)%

The Company’s effective tax rate is (9.04%) for the year ended December 31, 2023. The Company and a majority of its foreign subsidiaries incurred net operating losses (“NOL”). The Company’s current tax expenses are primarily attributable to the taxable income generated by its Korean subsidiaries and a Japanese subsidiary, WTEK, Studio N, Munpia, and eBIJ. The Company established a full valuation allowance against deferred tax assets for the majority of its subsidiaries that generated taxable losses which contributed to the negative effective tax rate, where the majority of deferred tax benefits from net operating losses were not recognized, yet there were current income tax expenses incurred by Korean subsidiaries and a Japanese subsidiary. $15.6 million of deferred tax benefits are primarily attributable to the change in deferred taxes associated with the outside basis differences of investments and the amortization of intangible assets from the business combination. The Company’s effective tax rate for the year ended December 31, 2023 differs from the federal statutory rate of 21.00% due to the tax benefits not recognized as a result of a full valuation allowance established by the Company and most of its foreign subsidiaries. The Company’s effective tax rate for the year ended December 31, 2022 is (12.16%) which differs from the federal statutory rate of 21.00% due to the tax benefits not recognized as a result of a full valuation allowance established by the Company and most of its foreign subsidiaries.

The reconciliation of taxes at the federal statutory rate of 21.00% to our income tax expense for the years ended December 31, 2023 and December 31, 2022 is as follows:

	2023	2022
	(in thousands of USD)
Provision computed at federal statutory rate	$(27,878)	$(24,812)
State income taxes, net of federal effect	150	104
Difference in foreign tax rates	(6,317)	(6,420)
Permanent differences:
Capital gain on sale of business[2]	—	(1,413)
Foreign tax	(1,145)	(972)
Branch (loss) income	(13,987)	1,488

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

	2023	2022
	(in thousands of USD)
Non-deductible interest expense	1,038	410
Non-deductible stock compensation	1	1,058
Investment in subsidiaries	1,784	85
Impairment of goodwill[3]	13,317	—
Disposition of LOCUS[4]	5,355	—
Others	850	444
Research and development tax credit	(47)	(412)
Withholding tax[1]	5,479	4,768
Change in valuation allowance	27,164	40,304
Uncertain tax positions liability	(268)	1,069
Tax audit payment[5]	7,044	—
Other	(534)	(1,332)

Income tax expense	$12,006	$14,369

1.	WTEK has received royalty income from various foreign entities and has paid withholding taxes on such income.
2.

Wattpad Corp (“Wattpad”) reported a capital gain in its Canadian tax return for the year ended December 31, 2022, from the sale of its studio business to Wattpad WEBTOON Studios Inc. (“WWS”). The capital gain is only 50% taxable for Canadian tax purposes. As such, 50% of capital gain was deductible as a permanent difference.

3.

The Company recognized impairment loss on goodwill for WWS, Munpia, and Jakga of $6.1 million, $25.6 million, and $31.7 million, respectively, for the year ended December 31, 2023, as the carrying value of each reporting unit exceeded the fair value of the respective reporting unit. None of the goodwill generated from business combinations structured as a sale/purchase of stock was tax deductible and thus, the impairment of goodwill for book purpose for WWS, Munpia, and Jakga has been added back as permanent difference.

4.

On June 27, 2023, the Company sold part of its voting interest in LOCUS, decreasing its ownership to 39.2%. This resulted in the deconsolidation of LOCUS and its subsidiaries. $5.5 million of net DTA of LOCUS was removed upon deconsolidation. Since LOCUS had recorded a full valuation allowance, there was a change in the valuation allowance of $(5.5) million upon deconsolidation and no tax expense or benefit was recognized upon deconsolidation.

5.

In December 2022, the Korean National Tax Service (“KNTS”) initiated a regular tax audit for WTEK covering tax years 2020 and 2021. The tax assessment primarily relates to the disallowance of losses on a disposition of the Parent’s shares in 2020. The assessment also includes a deemed distribution from a disproportionate capital increase of its investment in an affiliate and the disallowance of research and development credits. WTEK did not appeal the assessment result and settled the tax payment in May 2023.

For the years ended December 31, 2023 and December 31, 2022, a permanent difference of $(14.0) million and $1.5 million, respectively, were included as branch (loss) income. $(14.0) million of branch loss for the year ended December 31, 2023 represents the tax effect on $4.6 million of accounting loss and $13.0 million of foreign tax credits generated by WTEK. $1.5 million of branch income for the year ended December 31, 2022 represents the tax effect on $73.3 million of accounting income and $13.9 million of foreign tax credits generated by WTEK. The significant decrease in WTEK’s net income compared to the prior year is primarily attributable to impairment and valuation loss recognized on its investments. The foreign tax credits include income taxes paid in Korea and withholding taxes paid in various countries by WTEK, which are adjusted for the effect of changes in foreign tax credits in connection with the future reversal of the deferred taxes recorded under Korean tax law.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Deferred tax assets (liabilities) as of December 31, 2023 and December 31, 2022 consist of the following:

	2023	2022
	(in thousands of USD)
Deferred tax assets:
Stock compensation	$594	$444
Accrued expenses	7,893	7,483
Operating lease liabilities	10,680	14,674
Property and equipment	594	379
Intangible assets	7,218	7,181
Foreign currency translation	—	1,679
Valuation of investment	7,039	—
Provision for retirement benefits	7,126	10,061
Bad debt allowance	1,628	1,583
Unearned revenue	8,642	9,921
Capitalization of specified research	4,462	2,257
Net operating loss carry-forwards	69,675	55,899
Tax credit	27,890	22,218
Others	2,128	1,046

Subtotal deferred tax assets	155,569	134,825
Less: Valuation allowance	(131,524)	(105,345)

Total deferred tax assets	24,045	29,480

Deferred tax liabilities:
Valuation of investment	—	(9,595)
Operating lease right -of-use assets	(9,889)	(14,180)
Foreign currency translation	(21)	—
Deferred gain on restructuring	(995)	(1,652)
Intangible assets	(50,229)	(58,844)

Total deferred tax liabilities	(61,134)	(84,271)

Net deferred tax liabilities	$(37,089)	$(54,791)

Changes in the valuation allowance for deferred tax assets for the years ended December 31, 2023 and December 31, 2022 are as follows:

	2023	2022
	(in thousands of USD)
Beginning balance	$105,345	$66,733
Disposition of LOCUS	(5,355)	—
Changes to existing valuation allowances	32,246	41,443
Valuation allowance release	—	(1,135)
Translation adjustments	(712)	(1,696)

Valuation allowance, balance at the ending	$131,524	$105,345

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

As of December 31, 2023 and December 31, 2022, the Company recorded a valuation allowance of $131.5 million and $105.3 million, respectively, on its deferred tax assets related to temporary differences, NOL carry-forwards and tax credits. The changes to existing valuation allowances for the year ended December 31, 2023 were primarily attributable the increase in outside basis differences of investments at the Company level and NOLs incurred by the Canadian and Japanese subsidiaries for which the Company has recorded a full valuation allowance.

The changes to existing valuation allowances for the year ended December 31, 2022 were primarily attributable to the increased foreign tax credits at the Company level and NOLs incurred by the Canadian and Japanese subsidiaries for which the Company has recorded a full valuation allowance.

For the year ended December 31, 2022, the Company released $1.1 million of valuation allowances at its operating subsidiary in Korea, Studio N, since it was determined that it was more likely than not that the deferred tax assets at these subsidiaries will be realizable based on the current prospects of their future taxable income.

The Company makes an ongoing assessment of our deferred tax assets for recoverability considering historical profitability, projected future taxable income, the expected timing of the reversals of existing temporary differences, expiration of tax credits and NOL carry-forwards and tax planning strategies. The Company will continue to evaluate the ability to realize our net deferred tax assets on an ongoing basis to identify whether any significant changes in circumstances or assumptions have occurred that could materially affect the ability to realize deferred tax assets.

Net operating loss carryforwards as of December 31, 2023 and December 31, 2022 follows:

	2023	2022
	(in thousands of USD)
Net operating loss carry-forwards	$225,426	$179,622

As of December 31, 2023, the Company had $225.4 million of NOL carry-forwards available to offset future taxable income, of which $135.8 million and $70.4 million are associated with the Company’s Japanese and Canadian subsidiaries, respectively. NOLs from our Japanese subsidiaries begin to expire from 2031 through 2033 and NOLs from Canadian subsidiaries begin to expire from 2041 through 2043. The remaining NOLs mainly related to the Company and its Korean subsidiaries which expires at various years through 2038. The Company also has U.S. tax credit carry-forwards of approximately $37.4 million as of December 31, 2023, which begin to expire from 2030 through 2033.

Uncertainty in Income Taxes

The Company and its subsidiaries file income tax returns in the U.S., Korea, Japan, Canada, and other jurisdictions. The Company and its subsidiaries are subject to income- or non-income tax examinations by tax authorities of these jurisdictions for all open tax years. The open tax years for the company’s major tax jurisdictions are 2020 through 2023 for the U.S., 2019 through 2023 for Canada, and 2017 through 2023 for Japan. The open tax years for Korean subsidiaries excluding WTEK are 2018 through 2023, and the open tax years for WTEK are 2022 and 2023.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

The changes to our gross unrecognized tax benefits are as follows:

	2023	2022
	(in thousands of USD)
Unrecognized tax benefits, balance at the beginning	$1,074	$—
Disposition in LOCUS	(87)	—
Additions based on tax positions related to the current year	93	1,069
Settlement for tax positions of prior years	(413)	—
Lapse of statute of limitations	(361)	—
Translation adjustments	(38)	5

Unrecognized tax benefits, balance at the ending	$268	$1,074

The Company is currently unaware of any uncertain tax positions that could result in significant additional payments, accruals, or other material deviations from this estimate over the next 12 months.

Note 13. Retirement Benefits

Defined severance benefits

Changes in Defined severance benefits are as follows:

	2023	2022
	(in thousands of USD)
Beginning balance, January 1	$31,132	$32,161
Current service costs	8,026	9,306
Interest expense	1,509	1,229
Actuarial gain	(10,272)	(10,827)
Payments from plans	(1,157)	(2,814)
Transfer in/out	(1,480)	883
Business combinations[1]	—	3,469
Disposition[2]	(2,897)	—
Cumulative effects of foreign currency translation	(545)	(2,275)

Ending balance, December 31	$24,316	$31,132

Current	$955	$1,107
Non-current	$23,361	$30,025

1.	This relates to the acquisition of Korean subsidiaries during 2022 (Munpia, LOCUS, and SIDUS).
2.	This relates to the disposition of Korean subsidiaries during 2023 (LOCUS, and SIDUS).

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Changes in plan assets are as follows:

	2023	2022
	(in thousands of USD)
Beginning balance, January 1	$428	$—
Payments to plans	18	43
Interest income	—	7
Actuarial loss	—	(5)
Payments from plans	—	(23)
Business combination[1]	—	396
Disposition[2]	(439)	—
Cumulative effects of foreign currency translation	(7)	10

Ending balance, December 31	$—	$428

1.	This relates to the acquisition of Korean subsidiary during 2022 (SIDUS).
2.	This relates to the removal of plan assets due to the disposition of Korean subsidiary during 2023 (SIDUS).

Our provision for retirement benefits is as follows:

	As of December 31,
	2023	2022
	(in thousands of USD)
Defined benefit liabilities	$24,316	$31,132
Plan assets	—	(428)

Provision for Defined severance benefits	$24,316	$30,704

Net periodic cost consists of the following:

	As of December 31,
	2023	2022
	(in thousands of USD)
Current service costs	$8,026	$9,306
Interest expense	1,509	1,229
Actuarial loss (gain)	(10,272)	(10,827)

Net periodic benefit income	$(737)	$(292)

The principal actuarial assumptions used to determine defined severance benefits were as follows:

	As of December 31,
	2023			2022
Discount rates	4.81%	—	5.95%	5.28%	—	6.14%
Salary growth rates	5.00%	—	10.31%	4.00%	—	12.16%

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

The principal actuarial assumptions used to determine the net periodic income were as follows:

	As of December 31,
	2023			2022
Discount rates	5.28%	—	6.14%	2.50%	—	3.75%
Salary growth rates	4.00%	—	12.16%	4.00%	—	10.54%

The expected maturity analysis of undiscounted defined severance benefits as of December 31, 2023 is as follows:

Defined severance benefits
(in thousands of USD)
Less than 1 year	$1,114
Between 1 - 2 years	1,411
Between 2 - 5 years	4,765
Over 5 years	397,902

Total	$405,192

Defined severance contribution

During the years ended December 31, 2023 and December 31, 2022, we recognized expense of $2.3 million and $1.2 million, respectively. Of the expense recognized in the years ended December 31, 2023 and December 31, 2022, $— and $0.2 million, respectively, was attributable to business combinations.

Note 14. Segment and Geographic Information

Segment Information

The Company operates as one reportable segment. The Company’s CODM is the CEO, who reviews financial information presented on a consolidated basis for the purposes of making operating decisions, assessing financial performance, and allocating resources. The CODM manages the Company as a consolidated ecosystem because the revenue streams are interrelated, and resources are shared. The CODM makes resource allocation decisions such as hiring, capital expenditures, and budget setting at a Company level.

Geographic Information

Refer to Note 2. Revenue for revenues by location. The Company’s long-lived tangible assets as well as the Company’s operating lease right-of-use assets recognized on the Consolidated Balance Sheets, are located as follows:

	As of December 31,
	2023	2022
	(in thousands of USD)
Korea	$35,702	$56,186
Japan	923	2,105
Rest of World	4,539	6,850

Total long-lived tangible assets and operating lease right-of-use assets	$41,164	$65,141

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Note 15. Fair Value Measurements

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Note 1. Description of Business and Summary of Significant Accounting Policies should be read in conjunction with the information outlined below.

The table below presents the valuation techniques and the nature of significant inputs generally used in determining the fair value of Level 3 Instruments.

Level 3 Instruments	Valuation Techniques and Significant Inputs
Debt and Equity Securities	Recent third-party investments or pending transactions are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate and available (i) Transactions in similar instruments; (ii) discounted cash flow techniques; (iii) third party appraisals; (iv) binomial option pricing models; and (v) industry multiples and public comparables.

Evidence of value in investees includes recent or pending reorganizations (for example, merger proposals, tender offers and debt restructurings) and significant changes in financial metrics, including (i) current financial performance as compared to projected performance; (ii) capitalization rates and multiples; and (iii) market yields implied by transactions of similar or related assets.

The tables below present the ranges of significant unobservable inputs used to value the Company’s Level 3 assets as of December 31, 2023 and December 31, 2022. These ranges do not represent a range of values for any single instrument. For example, the lowest discount rate for a particular redeemable convertible preferred stock investment may be appropriate for valuing that specific debt security but may not be appropriate for valuing any other debt securities in this asset class. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company’s Level 3 assets. Convertible preferred stocks that were classified as debt securities as of December 31, 2022 are reclassified from debt securities to equity securities as of December 31, 2023 and December 31, 2022.

Level 3 Instruments	Amount	Valuation Techniques	Significant Unobservable Inputs	Range of Significant Unobservable Inputs
As of December 31, 2023
Debt Securities
Redeemable Convertible Preferred Stock	$48,277	Option Pricing model	Discount rate	9.82%-23.71%
			Volatility	33.50%-65.39%

Total	$48,277

Equity Securities
Redeemable Convertible Preferred Stock	$15,000	Measurement alternative
Contribution to investment fund	574	Measurement alternative
Private equity securities	857	Measurement alternative
Convertible Preferred Stock	8,152	Option Pricing model	Discount rate	4.41%-18.26%
			Volatility	40.50%-49.60%
Convertible Preferred Stock	2,264	Measurement alternative

Total	$26,847

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Level 3 Instruments	Amount	Valuation Techniques	Significant Unobservable Inputs	Range of Significant Unobservable Inputs
As of December 31, 2022
Debt Securities
Redeemable Convertible Preferred Stock	$68,787	Option Pricing model	Discount rate	8.81%-17.93%

			Volatility	43.90%-63.34%

Total	$68,787

Equity Securities
Redeemable Convertible Preferred Stock	$15,000	Measurement alternative
Contribution to investment fund	2,361	Measurement alternative
Private equity securities	3,111	Measurement alternative
Convertible preferred stock	10,938	Option Pricing model	Discount rate	9.58%-31.04%
			Volatility	45.20%-94.78%
Convertible preferred stock	262	Comparable multiples	PBR[1]	1.94-8.36
			PSR[2]	2.16-12.36

Total	$31,672

1.	PBR: Price-to-Book value Ratio.
2.	PSR: Price-to-Sales Ratio.

As noted above, either the binomial optional pricing model or market approach were used in the determination of fair value of Level 3 assets as of December 31, 2023 and December 31, 2022. The significant unobservable inputs used in the binomial option pricing model are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. Included in the consideration and selection of discount rates or market yields is risk of default, rating of the investment, call provisions and comparable company investments. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market comparable transactions or market multiples would result in an increase or decrease in the fair value.

The following tables present a summary of the Company’s assets categorized within the fair value hierarchy as of December 31, 2023 and December 31, 2022:

	As of December 31, 2023
	(in thousands of USD)
	Level 1	Level 2	Level 3	Total
Equity Securities	$16,109	$—	$26,847	$42,956
Debt Securities	—	—	48,277	48,277

Total recorded at fair value	$16,109	$—	$75,124	$91,233

	As of December 31, 2022
	(in thousands of USD)
	Level 1	Level 2	Level 3	Total
Equity Securities	$8,680	$—	$31,672	$40,352
Debt Securities	—	—	68,787	68,787

Total recorded at fair value	$8,680	$—	$100,459	$109,139

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

The Level 1 equity securities relate to a contribution to investments in public equity securities that have readily determinable fair values.

The Level 3 equity securities relate to the Company’s investments in privately held companies through the purchase of convertible preferred stock, private equity securities, contribution to investment fund and redeemable convertible preferred stock. For these equity securities, the Company does not have the ability to exercise significant influence on the investee, and therefore accounts for them as equity securities under ASC Topic 321, Investments in Equity Securities.

In June 2021, the Company loaned Premier Luna Ltd. (“Premier”) $90.9 million in the form of a short-term loan with 0.00% interest (the “Premier Loan”). In September 2021, the Premier Loan was amended to increase the loan principal by $4.2 million. In December 2021, the Premier Loan was further amended to increase the loan principal by an additional $0.8 million and to extend the maturity of the total loan amount to March 31, 2022. The purpose of the Premier Loan was to facilitate the acquisition of shares in a Korean company, Munpia. In February 2022, in accordance with the terms of the agreement with Premier, $91.3 million of the outstanding Premier Loan was settled in exchange for 3,225,511 shares of Munpia. As a result, the Company gained control of Munpia (refer to Note 17. Business Combinations and Disposition – Munpia for further details). The remaining principal of the loan was settled in cash in April 2022.

The Company made an irrevocable election to account for the Premier Loan using the fair value option measures the fair value of such debt securities in accordance with ASC 820. Under the fair value option, the Premier Loan, in its entirety, is required to be recorded at its initial fair value on the date of issuance and each balance sheet date thereafter. Changes in the estimated fair value of the Premier Loans are recognized as non-cash changes in Other income, net in the Consolidated Statements of Operations and Comprehensive Loss.

The Level 3 debt securities relate to the Company’s investments in privately held companies through the purchase of redeemable convertible preferred stock that meet the definition of a debt security.

The below tables present a summary of changes in fair value of Level 1 and Level 3 assets by investment type (in thousands of USD):

	Year Ended December 31, 2023
	Level 1	Level 3
	Equity Securities	Equity Securities	Debt Securities
Beginning balance, January 1	$8,680	$31,672	$68,787
Purchases	7,596	46	1,059
Business disposition	—	(1,630)	2,323
Net unrealized gain (loss)	394	(2,918)	(20,154)
Sales and settlement	—	—	(2,337)
Reclassification	19	(19)	—
Currency translation differences	(580)	(304)	(1,401)

Ending balance, December 31	$16,109	$26,847	$48,277

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

	Year Ended December 31, 2022
	Level 1	Level 3
	Equity Securities	Equity Securities	Debt Securities
Beginning balance, January 1	$13,441	$8,304	$174,126
Purchases	—	19,628	9,572
Consolidation inclusion	—	3,201	(16,152)
Net unrealized gain (loss)	(2,987)	963	1,835
Sales and settlement	—	(27)	(92,960)
Reclassification	—	—	(2,556)
Currency translation differences	(1,774)	(397)	(5,078)

Ending balance, December 31	$8,680	$31,672	$68,787

For the years ended December 31, 2023 and December 31, 2022, the Company recognized a net realized gain of $— and less than $0.1 million, respectively, related to the Level 3 equity securities. For the years ended December 31, 2023 and December 31, 2022, the Company recognized a net realized gain of $0.1 and $0.8 million, respectively, related to the Level 3 debt securities.

Note 16. Related Parties and Variable Interest Entity

The Company’s Related Parties

NAVER and LY Corporation (“LY”, and formerly named Z Holdings Corporation) are the primary shareholders of the Parent. Related parties include NAVER’s controlled affiliates, Company’s management, Company directors, and stakeholders that hold significant influence over the Company. During the years ended December 31, 2023 and December 31, 2022, the Company provided advertising services to NAVER group companies and LY giving rise to related party trade and non-trade receivables as of December 31, 2023 and December 31, 2022. Additionally, during the years ended December 31, 2023 and December 31, 2022, the Company received brand-usage and outsourcing services from NAVER and LY, which resulted in the Company recognizing related party payables as of December 31, 2023 and December 31, 2022.

During the year ended December 31, 2021, the Company received a short-term loan of $30.4 million from NAVER that was repaid during the year ended December 31, 2022.

In March 2022, the Company started leasing office space from NAVER. Operating lease expenses from the lease were $7.2 million and $5.0 million during the years ended December 31, 2023 and December 31, 2022, respectively, with related lease obligations of $21.3 million and $27.3 million as of December 31, 2023 and December 31, 2022, respectively. Related to the lease from NAVER the Company paid a rental security deposit of $4.3 million to NAVER during the year ended December 31 2022. The Company also subleases part of its office space to other related parties and the total other income generated from subleases was $0.6 million and $0.5 million for the years ended December 31, 2023 and December 31, 2022, respectively.

In April 2022, Studio N, the Company’s subsidiary received the NW Media Loan from NAVER, which was transferred to its subsidiary NWMC in June 2022. See additional details related to the loan in Note 9. Debt.

In February 2023, the Company issued a one-year loan to its related party, NAVER WEBTOON Company Corporation, for $11.6 million with a fixed interest rate of 5.26%.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

In September 2023, Line Digital Frontier Corporation (“LDF”) and LY entered into an Agreement of Termination and Transfer of Coin Issuance Operation pursuant to which LY transferred the coin issuance operation to LDF. Prior to the transfer of the coin issuance operation, the Coins redeemable on the platform operated by LDF had been issued by LY to the users. With the transfer of the coin issuance operation, the Coins redeemable on the platform operated by LDF have been issued by LDF. Upon the transfer of the coin issuance operation, LDF inherited unused balances of the Coins issued by LY in the amount of $12.1 million. In September 2023, LDF received cash from LY in the amount of $12.1 million for the unused balances of the Coins inherited by LDF.

Related Party Transactions and Balances

The Company entered into the following significant related party transactions during the periods presented:

	Year Ended December 31,
	2023	2022
	(in thousands of USD)
Revenue generated	$78,698	$54,422
Cost of revenue incurred	22,412	14,848
Marketing expenses incurred	203	574
General and administrative expenses incurred	30,945	30,194
Other income, net	4,761	614
NAVER Loan repaid	—	(30,416)
NW Media Loan received	—	3,867
Loan receivable provided	11,633	158

The Company had the following significant balances due from and due to related parties as of December 31, 2023 and December 31, 2022:

	As of December 31,
	2023	2022
	(in thousands of USD)
Due from related parties
Trade receivables	$4,634	$37,190
Non-trade receivables	59,089	69,176
Other non-current assets	4,243	8,262
Loan receivables	11,633	158
Due to related parties
Current portion of operating lease liabilities	6,426	6,348
Long-term operating lease liabilities	14,852	20,968
NW Media Loan	3,800	3,867
Accounts payables	6,713	43,731
Contract liabilities	16,160	—
Other	243	3,056

Variable Interest Entity

In August 2023, WWS, the Company’s wholly-owned subsidiary, entered into a Limited Partnership Agreement with NWMC, a wholly-owned subsidiary of NAVER and a sister company of WEBTOON, to establish Bootcamp Limited Partnership (“Bootcamp”) pursuant to Limited Partnerships Act of the Province of Ontario, Canada. Bootcamp aims to distribute or to arrange for the distribution of a film produced by GPM Boot Productions Inc. which is a film adaptation of a web-novel titled Boot Camp published on our platform.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

WWS is the general partner (“GP”) of Bootcamp and manages as well as makes all operating decisions over Bootcamp and receives a 1.0% variable interest management fee based on contributed capital. NWMC is the sole limited partner (“LP”) and has no unilateral participating or kick-out rights over the GP. Bootcamp is a VIE over which WWS is the primary beneficiary because the LP with the equity at risk is not able to exercise substantive kick-out rights or participating rights and WWS has the obligation to absorb losses and right to receive benefits that could potentially be significant to Bootcamp. Accordingly, we consolidated Bootcamp into the Consolidated Financial Statements.

Note 17. Business Combinations and Disposition

Fiscal Year 2023 Disposition LOCUS

On June 2, 2023, the Company entered into stock transfer agreements with two unrelated parties, (the “Buyers”) pursuant to which the Buyers agreed to collectively acquire 14.4% of LOCUS voting interests from the Company. On June 27, 2023, the Company completed the sale for an aggregate consideration of $5.0 million in cash. As a result of the sale, the voting interest of LOCUS held by the Company decreased from 53.6% to 39.2% and the Company no longer held a controlling financial interest in LOCUS, and deconsolidated LOCUS and its subsidiaries on June 27, 2023 and recognized the retained non-controlling interest in LOCUS as an equity method investment. LOCUS and its subsidiaries became related parties of the Company after the deconsolidation.

As of the disposition date, the retained interest in LOCUS was measured at fair value using a discounted cash flow model applying a discount rate of 16.0% and a terminal growth rate of 1.0% incorporating historical financial information, business plans of LOCUS and its subsidiaries, and market outlook information. The Company recorded a $0.8 million loss on sale of the 14.4% of the voting interests of LOCUS in Other income (loss), net in the Company’s Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2023. The loss includes the accounting for assets sold, liabilities transferred upon sale and the gain of $0.6 million relating to the remeasurement of the retained interest in LOCUS.

The Company has accounted for the transaction as follows (in thousands of USD):

Cash consideration received	$4,951
Retained non-controlling interest in LOCUS by the Company at fair value	13,436
Carrying amount of non-controlling interest in LOCUS held by other than the Company	11,132
Carrying amount of net assets of LOCUS including goodwill, identified intangibles and deferred tax liabilities	(30,302)

Loss on sale of LOCUS	$(783)

Fiscal Year 2022 Business Combinations

Munpia

On February 9, 2022, the Company acquired a controlling financial interest in Munpia and its subsidiaries, located in Korea that operate a web-novel offering on which online users can read, write and share web-novels. This acquisition allows the Company to strengthen its content pool. The Company entered into a Share Purchase Agreement in September 2021 pursuant to which the Company acquired 20.2% of the shares of Munpia in October 2021 for $51.2 million in cash and accounted for the investment using the equity method. On February 9, 2022, the Company acquired additional shares of Munpia from Premier in exchange for a partial settlement of an outstanding loan with Premier (Premier Loan) of $91.3 million. See Note 15. Fair Value

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Measurements in the accompanying notes for further details on the Premier Loan. The Premier Loan was measured at fair value using a discounted cash flow method applying a discount rate of 13%. The acquisition of the additional shares on February 9, 2022 via partial settlement of the Premier Loan increased the shares of Munpia held by the Company to 56.3%, triggering a change of control over Munpia. The acquisition was considered a step acquisition and accounted for under the acquisition method.

As of the acquisition date, the previously held equity method investment and non-controlling interests including redeemable non-controlling interests were measured at fair values using a discounted cash flow model applying a discount rate of 13.6% and a terminal growth rate of 1.0% incorporating historical financial information, the business plans of the target, and market outlook information. As a result of the remeasurement of the previously held equity method investment, the Company recognized a gain of $0.1 million in Other income (loss), net in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2022.

A summary of the related accounting for the acquisition is as follows (in thousands of USD):

Fair values of purchase consideration, non-controlling interests and previously held equity interest
Purchase consideration (Premier Loan settlement)	$90,813
Non-controlling interests (inclusive of redeemable non-controlling interests)	110,091
Previously held equity interest	50,771

Aggregate of fair values of purchase consideration, non-controlling interests and previously held equity interest	251,675

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	13,413
Trade receivables	4,943
Other current assets	19,085
Property and equipment	953
Intangible assets	15,518
Other non-current assets	1,570
Deferred tax assets	268
Accounts payable	3,359
Contract liabilities	3,336
Accrued expenses	410
Operating lease liabilities	455
Other current liabilities	1,138
Provision for retirement benefits	562
Deferred tax liabilities	3,657

Total identifiable net assets	42,833

Goodwill	$208,842

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and the technical expertise of the acquired workforce. None of the goodwill generated from the acquisition was tax deductible. The intangible assets acquired relate to brand and intellectual property rights. The remaining useful life of the brand is 15.0 years, and the remaining useful life of intellectual property rights is 10.8 years.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Unaudited Pro Forma Financial Information

Munpia is included in the Company’s consolidated results beginning February 28, 2022. Total revenues and net income attributable to Munpia and its subsidiaries for the period from February 28, 2022 to December 31, 2022 were $36.0 million and $1.0 million, respectively. The following unaudited pro forma financial information presents the consolidated results of operations of the Company, in thousands, as if the acquisition of Munpia occurred on January 1, 2022. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on the date indicated or of results that may occur in the future.

Year Ended December 31, 2022
Total revenue	$1,086,232
Net loss	$(128,803)

The unaudited pro forma financial information presented above include the following adjustment:

•

Non-recurring adjustments directly attributable to the business combination, including acquisition related costs of $0.7 million for the year ended December 31, 2022. The acquisition related costs are included in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2022.

Jakga

On July 5, 2022, the Company acquired a controlling financial interest in Jakga, a professional agency for web-novel writers, to enhance the Company’s existing product offerings. The Company initially acquired shares of redeemable preferred stock of Jakga representing 25.9% of the voting equity interests in November 2020. The Company acquired additional shares of common stock representing 10.0% of the voting equity interests in October 2021, redeemable preferred stock representing 5.4% of the voting equity interests in March 2022 and common stock representing 5.0% of the voting equity interests in July 2022. The common stock and preferred stock were accounted for as an equity method investment and a debt security, respectively. The Company paid $1.7 million in cash for the acquisition of additional shares on July 5, 2022 which increased the voting equity interests in Jakga held by the Company to 50.4%. The acquisition was considered a step acquisition and accounted for under the acquisition method.

As of the acquisition date, the previously held equity method investment and debt security and non-controlling interests were measured at fair value using a discounted cash flow model applying a discount rate of 14.9% and a terminal growth rate of 1.0% incorporating historical financial information, business plans of the target, and market outlook information. As a result of the remeasurement of the previously held equity method investment and debt security, the Company recognized a gain of $2.6 million in Other income (loss), net in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2022.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

A summary of the related accounting for the acquisition is as follows (in thousands of USD):

Fair values of purchase consideration, non-controlling interests and previously held equity interest
Purchase consideration (Cash)	$1,719
Non-controlling interests	20,912
Previously held equity interest	19,551

Aggregate of fair values of purchase consideration, non-controlling interests and previously held equity interest	42,182

Recognized amounts of identifiable assets acquired, and liabilities assumed
Cash and cash equivalents	123
Trade receivables	1,026
Debt and equity securities	1,003
Other current assets	2,211
Property and equipment	6,866
Intangible assets	2,108
Other non-current assets	195
Accrued expenses	270
Contract liabilities	129
Operating lease liabilities	26
Other non-current liabilities	17,099

Total identifiable net assets	(3,992)

Goodwill	$46,174

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and the technical expertise of the acquired workforce. None of the goodwill generated from the acquisition was tax deductible. The intangible asset acquired relates to copyrights. The useful life of the copyrights is 7.5 years.

Unaudited Pro Forma Financial Information

Jakga is included in the Company’s consolidated results beginning June 30, 2022. Total revenues and net loss attributable to Jakga for the period from June 30, 2022 to December 31, 2022 were $7.0 million and $(2.0) million, respectively. The following unaudited pro forma financial information presents the consolidated results of operations of the Company, in thousands, as if the acquisition of Jakga occurred on January 1, 2022. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on the date indicated or of results that may occur in the future.

Year Ended December 31, 2022
Total revenue	$1,085,841
Net loss	$(130,740)

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

The unaudited pro forma financial information presented above include the following adjustment:

•

Non-recurring adjustments directly attributable to the business combination, including acquisition related costs of $0.1 million for the year ended December 31, 2022. The acquisition related costs are included in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2022.

eBIJ

On March 31, 2022, the Company acquired a controlling financial interest in eBOOK Initiative Japan Co., Ltd., an online service for eBooks in Japan to strengthen its competitiveness in web-comic and web-novel business in Japan. The Company initially acquired 33.9% of the shares of eBIJ in November 2021. The shares were accounted for as an equity method investment. On March 31, 2022 the Company paid $52.5 million in cash and exchanged its own common stock with fair value of $70.9 million to acquire additional shares of eBIJ which increased the shares of eBIJ held by the Company to 100.0%. Given the acquisition date fair value of eBIJ is more reliably measurable than the Company’s common stock exchanged, the $70.9 million fair value of the Company’s common stock exchanged was determined based on the public trading value before the tender offer. The cash consideration transferred is included in “Acquisitions of businesses, net of cash acquired” in investing activities of the Consolidated Statements of Cash Flows. The acquisition was considered a step acquisition and accounted for under the acquisition method.

On March 31, 2022, in conjunction with the acquisition of a controlling financial interest in eBIJ by Company, eBIJ entered into an Amendment to Business Partnership Agreement for Electronic Book Business with a former stockholder pursuant to which the terms of a preexisting arrangement with the former stockholder were modified. The modified arrangement includes the payments to the former stockholder based on a percentage of eBIJ’s future revenues, payable until the Company completes an initial public offering, which represents contingent consideration in the business combination that is considered as an assumed liability. ASC Topic 805 requires that contingent consideration classified as a liability to be recognized at fair value on the acquisition date and be re-measured each reporting period with subsequent adjustments recognized in the Consolidated Statements of Operations and Comprehensive Loss. We estimate the fair value of contingent consideration liabilities using an income-based valuation methodology that is calculated by weighting the cash flow from payments to the former stockholder by the annual probability of an initial public offering success, discounted using weighted average cost of capital. At the acquisition date on March 31, 2022, contingent consideration presented as other non-current liability totaled $13.9 million. As of December 31, 2022, contingent consideration presented as other non-current liability totaled $10.8 million in our Consolidated Balance Sheets.

The fair value of the previously held equity method investment at acquisition date represents 33.9% of implied enterprise value of eBIJ amounting to $72.6 million that was determined using a discounted cash flow model incorporating historical financial information, business plans of the target, and market outlook information. As a result of the remeasurement of the previously held equity method investment, the Company recognized a loss of $11.9 million in Other income (loss), net in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2022.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

A summary of the related accounting for the acquisition is as follows (in thousands of USD):

Fair values of purchase consideration and previously held equity interest
Purchase consideration (Cash)	$52,493
Purchase consideration (Shares)	70,858
Previously held equity interest	72,633

Aggregate of fair values of purchase consideration and previously held equity interest	195,984

Recognized amounts of identifiable assets acquired, and liabilities assumed
Cash and cash equivalents	59,162
Trade receivable, net	38,800
Other current assets	13,344
Property and equipment	1,035
Intangible assets	104,421
Other non-current assets	3,172
Deferred tax assets	797
Accounts payable	67,354
Other current liabilities	8,069
Deferred tax liabilities	26,968
Other non-current liabilities	13,928

Total identifiable net assets	104,412

Goodwill	$91,572

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and the technical expertise of the acquired workforce. None of the goodwill generated from the acquisition was tax deductible. The intangible asset acquired relates to two brands: eBook Japan and Bookfan. The useful life of the brands is 15.0 years.

Unaudited Pro Forma Financial Information

eBIJ is included in the Company’s consolidated results beginning March 31, 2022. Total revenue and net loss attributable to eBIJ for the period from April 1, 2022 to December 31, 2022 were $176.9 million and $3.1 million, respectively.

The following unaudited pro forma financial information presents the consolidated results of operations of the Company, in thousands, as if the acquisition of eBIJ occurred on January 1, 2022. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on the date indicated or of results that may occur in the future.

Year Ended December 31, 2022
Total revenue	$1,140,872
Net loss	$(129,114)

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

There were no non-recurring pro forma adjustments as there were no acquisition related costs incurred as a result of the business combination.

LOCUS

On March 31, 2022, the Company acquired 53.6% of LOCUS and its subsidiaries, a 3D animation and visual special effects production company. This acquisition allows the Company to build an intellectual property value chain, including visualization of the Company’s web-comics and web-novel intellectual property. The fair value of the purchase consideration was $23.2 million paid in cash at closing which is reflected in “Acquisitions of businesses, net of cash acquired” under investing activities in the Consolidated Statements of Cash Flows. The acquisition was accounted for under the acquisition method.

As of the acquisition date, the non-controlling interests were measured at fair value using a discounted cash flow model applying a discount rate of 13.8% and a terminal growth rate of 1.0% incorporating historical financial information, the business plans of the target, and market outlook information.

A summary of the related accounting for the acquisition is as follows (in thousands of USD):

Fair values of purchase consideration and non-controlling interests
Purchase consideration	$23,226
Non-controlling interests	12,158

Aggregate of fair values of purchase consideration and non-controlling interests	35,384

Recognized amounts of identifiable assets acquired, and liabilities assumed
Cash and cash equivalents	3,060
Trade receivables	2,544
Non-trade receivables	5,040
Other current assets	19,429
Debt and equity securities	—
Operating lease right-of-use assets	620
Property and equipment	1,193
Intangible assets	5,795
Other non-current assets	832
Contract liabilities	807
Short-term borrowings and current portion of long-term debt	8,465
Other current liabilities	2,009
Operating lease liabilities	6,219
Other non-current liabilities	17,248
Deferred tax liabilities	959

Total identifiable net assets	2,806

Goodwill	$32,578

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and the technical expertise of the acquired workforce. The intangible asset acquired relates to intellectual property rights. The remaining useful lives of intellectual property rights are between 5.8 and 9.8 years.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Unaudited Pro Forma Financial Information

LOCUS is included in the Company’s consolidated results beginning March 31, 2022. Total revenue and net loss attributable to LOCUS for the period from March 31, 2022 to December 31, 2022 were $18.2 million and $3.6 million, respectively. The following unaudited pro forma financial information presents the consolidated results of operations of WEBTOON and LOCUS, in thousands, as if the acquisition occurred on January 1, 2022. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place on the date indicated or of results that may occur in the future.

Year Ended December 31, 2022
Total revenue	$1,084,557
Net loss	$(132,159)

The unaudited pro forma financial information presented above include the following adjustments:

•

Non-recurring adjustments directly attributable to the business combination, including acquisition related costs of $0.1 million for the year ended December 31, 2022. The acquisition related costs are included in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2022.

JHS

On August 22, 2022, Munpia, a partially-owned subsidiary of the Parent, acquired a controlling financial interest in Studio JHS Inc. (“JHS”), a web-novel and web-comics content creator. This acquisition allows the Company to expand its business and create synergies in the market. WTEK, a subsidiary of the Parent and the parent company of Munpia, initially acquired 35.0% of the shares of JHS in August 2018. The shares of JHS were initially accounted for as an equity method investment. In June 2022, Munpia entered into a Stock Exchange Agreement with JHS pursuant to which Munpia acquired 100.0% of the shares of JHS, including the shares held by WTEK, in exchange for the issuance of 1,263,119 shares of Munpia to the shareholders of JHS, including 442,112 shares to WTEK, on August 22, 2022. The acquisition was considered a step acquisition and accounted for under the acquisition method.

As of the acquisition date, 821,007 shares of Munpia newly issued to the shareholders of JHS was measured at a contracted exchange ratio was estimated to be fair value based on a valuation performed with the assistance of a third party firm in May 2022 using a range of values under using a discounted cash flow model applying a discount rate of 13.8% and terminal growth rate of 1.0% incorporating historical financial information, business plans of Munpia, and market outlook information. Also, as of the acquisition date, the previously held equity method investment by the Company (i.e., 35.0% of the shares of JHS previously held by WTEK) was valued with the assistance of a third party valuation firm using a discounted cash flow model applying a discount rate of 13.8% and terminal growth rate of 1.0% incorporating historical financial information, business plans of JHS, and market outlook information. As a result of the remeasurement of the previously held equity method investment, the Company recognized a gain of $9.9 million in Other income (loss), net in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2022.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

A summary of the related accounting is as follows (in thousands of USD):

Fair values of purchase consideration and previously held equity interest
Purchase consideration (Shares)	$20,259
Previously held equity interest	10,910

Aggregate of fair values of purchase consideration and previously held equity interest	31,169

Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	1,503
Trade receivables	768
Other current assets	1,668
Intangible assets	3,573
Other non-current assets	214
Accrued expenses	740
Contract liabilities	1,423
Other current liabilities	175
Deferred tax liability	786

Total identifiable net assets	4,602

Goodwill	$26,567

The goodwill represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including expected future synergies and the technical expertise of the acquired workforce. None of the goodwill generated from the acquisition was tax deductible. The intangible asset acquired relates to intellectual property rights. The remaining useful lives of intellectual property rights is 4.3 years.

Unaudited Pro Forma Financial Information

JHS is included in the Company’s consolidated results beginning August 31, 2022. Total revenues and net loss attributable to JHS for the period from August 31, 2022 to December 31, 2022 were $6.0 million and $(0.1) million, respectively. The following unaudited pro forma financial information presents the consolidated results of operations of the Company, in thousands, as if the acquisition of JHS occurred on January 1, 2022. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the consolidated results of operations that would have been achieved if the acquisition had taken place on the date indicated or of results that may occur in the future.

Year Ended December 31, 2022
Total revenue	$1,087,634
Net loss	$(129,834)

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

The unaudited pro forma financial information presented above include the following adjustment:

•

Non-recurring adjustments directly attributable to the business combination, including acquisition related costs of $0.2 million for the year ended December 31, 2022. The acquisition related costs are included in General and administrative expenses in the Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2022.

Note 18. Equity Method Investments

The Company accounts for investments using the equity method when the Company can exercise significant influence over operating and financial policies, but does not hold a controlling interest in the investee. Equity method investments as of December 31, 2023 and December 31, 2022 are as follows:

	As of December 31,
	2023	2022
	(in thousands of USD)
Equity method investments in affiliates	$60,894	$72,955
Joint venture	3,328	3,851

Total	$64,222	$76,806

The Company’s proportionate share of net income (loss) resulting from these investments is reported under the line item captioned Loss on equity method investments, net in our Consolidated Statements of Operations and Comprehensive Loss. The following tables summarize revenues for the years ended December 31, 2023 and December 31, 2022:

	2023	2022
	(in thousands of USD)
Equity method investments in affiliates	$(11,887)	$(4,603)
Joint venture	(452)	(91)

Total	$(12,339)	$(4,694)

The carrying value of our equity method investments is reported under the line item captioned Equity method investments in the Consolidated Balance Sheets. The following table summarizes the change in the balance of the Company’s equity method investment:

	2023	2022
	(in thousands of USD)
Balance at January 1	$76,806	$203,871
Additions	14,056	14,151
Disposals	(11,517)	—
Other than temporary impairment losses	(13,460)	(1,576)
Valuation gain, net	972	156
Reclassification	—	2,556
Share of other comprehensive income	(906)	190
Business combination effect	—	(139,671)
Currency translation differences	(1,729)	(2,871)

Balance at December 31	$64,222	$76,806

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Investments in affiliates and joint ventures that are accounted for under the equity method are as follows:

	2023	2022
Studio Toon Corp[1].	49.00%	49.00%
Studio Mool	35.00%	35.00%
Studio Dragon Japan CO., LTD.	30.00%	30.00%
AtoZ	26.67%	26.67%
LOCUS[2]	22.41%	—
JAYPLE MEDIA[3]	13.00%	11.21%
Ylab[3]	9.56%	12.02%
BY4M Studio[3]	1.63%	1.63%
Others[4]	5.56% – 49.15%	4.10% – 41.50%

1.	Studio Toon Corp. is a joint venture.
2.	LOCUS was a subsidiary as at December 31, 2022 and became an equity method investee in 2023 as a result of a partial disposition of the Company’s investment in LOCUS.
3.	The equity method is applied to the investment since the Company has the ability to exercise significant influence over the investee even though the Company holds less than 20.0% of the voting stock.
4.

Individually immaterial investments are grouped as others. The equity method is applied for investees where the Company holds less than 20.0% of the voting stock, yet the Company has the ability to exercise significant influence over the investees.

Note 19. Condensed Financial Information of Parent

The Company performed a test on the restricted net assets of combined subsidiary in accordance with U.S. Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements of the parent company, WEBTOON Entertainment Inc.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Consolidated Financial Statements except that the parent company has used the equity method to account for its investment in its subsidiaries.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Condensed Balance Sheet

(in thousands of USD, except share and per share data)

	As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$45,966	$121,341
Trade receivables, net of allowance	20,756	809
Non-trade receivables, net of allowance	5,312	10,822
Other current assets, net	12,250	7,179

Total current assets	$84,284	$140,151
Property and equipment, net	266	430
Operating lease right-of-use assets	2,269	3,864
Debt and equity securities	17,264	17,264
Intangible asset, net	158	206
Investments in subsidiaries	1,086,722	594,191
Long-term loan[1]	76,131	76,131
Other non-current assets, net	369	99

Total assets	$1,267,513	$832,336

Liabilities and Equity
Current liabilities:
Accounts payable	2,127	18,487
Accrued expenses	12,072	4,980
Current portion of long-term operating lease liabilities	1,486	1,886
Contract liabilities	1,427	14,730

Total current liabilities	$17,112	$40,083
Non-current liabilities:
Long-term operating lease liabilities	1,260	2,659

Total liabilities	$18,372	$42,742

Stockholders’ equity:
Common stock	36	32
Additional paid-in capital	1,667,221	1,038,262
Accumulated other comprehensive income	(54,824)	(36,667)
Accumulated deficit	(363,292)	(212,033)

Total stockholders’ equity	$1,249,141	$789,594

Total liabilities and stockholders’ equity	$1,267,513	$832,336

[1].	Long-term loans consist of $22,839 and $53,292 to our subsidiaries, WTEK and LDF, respectively, as of December 31, 2023 and December 31, 2022.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Condensed Statement of Operations and Comprehensive Loss

(in thousands of USD)

	Year Ended December 31,
	2023	2022
Revenue	$73,922	$100,921
Cost of revenue	(60,478)	(96,365)
Marketing	(16,760)	(66,585)
General and administrative expenses	(26,226)	(15,461)

Operating Loss	$(29,542)	$(77,490)

Interest income	3,513	965
Interest expense	—	(8)
Loss on equity method investments, net	(89,524)	(25,713)
Other loss, net	(752)	(1,497)

Loss before income tax	$(116,305)	$(103,743)

Income tax expense	(150)	(104)

Net loss	$(116,455)	$(103,847)

Other comprehensive income (loss):
Share of other comprehensive income of equity method investments, net of tax	(18,157)	(29,200)
Total other comprehensive loss, net of tax	(18,157)	(29,200)

Total comprehensive loss	$(134,612)	$(133,047)

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Condensed Statement of Cash Flows

(in thousands of USD)

	For the Year Ended December 31,
	2023	2022
Operating activities:
Net loss	$(116,455)	$(103,847)
Adjustments to reconcile net income to cash used in operating activities:
Depreciation and amortization	244	221
Interest income	(2,324)	(723)
Operating lease expense	1,595	1,772
Loss on foreign currency, net	—	858
Loss on investments in subsidiaries, net	89,524	25,713
Other non-cash items	407	(1,279)
Changes in operating assets and liabilities	—
Changes in trade receivables, net of allowance	(19,947)	268
Changes in non-trade receivables, net of allowance	5,511	(2,732)
Changes in other assets	(3,392)	(3,285)
Changes in accounts payable	(16,360)	1,425
Changes in accrued expenses	7,085	1,938
Changes in operating lease liabilities	(1,919)	(1,863)
Changes in contract liabilities	(13,304)	7,827
Changes in other liabilities	(15)	—

Net cash used in operating activities	$(69,350)	$(73,707)

Investing activities:
Proceeds from sale of property and equipment	$6	$—
Payments made for loan receivable	—	(22,839)
Purchases of debt and equity securities	—	(17,264)
Purchases of property and equipment	(29)	(114)
Purchases of intangible assets	(2)	(174)
Purchases of investments in subsidiaries	(6,000)	(20,003)

Net cash used in investing activities	$(6,025)	$(60,394)

Financing activities:
Proceeds from issuance of common stock	$—	$408,372
Proceeds from short-term borrowings	—	22,000
Repayments of short-term borrowings	—	(22,000)
Additional purchases of investments in subsidiaries	—	(165,533)

Net cash provided by financing activities	$—	$242,839

Effect of exchange rate changes on cash and cash equivalents	$—	$(858)
Net increase in cash and cash equivalents	(75,375)	107,880
Cash and cash equivalents at beginning of the year	121,341	13,461

Cash and cash equivalents at end of the year	$45,966	$121,341

Supplemental disclosure:
Income taxes paid	$(15)	$978
Interest paid	—	8
Interest received	1,189	241
Non-cash transactions:
Loans related to the issuance of stock[1]	$—	$53,292
Share exchange with NAVER upon issuance of new WEBTOON Entertainment Inc. shares[2]	579,876	—

[1].	Loan to LDF issued to acquire eBIJ.
2.	Refer to Organization and Description of Business in Note 1. Description of Business and Summary of Significant Accounting Policies.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Note 20. Redeemable Non-Controlling Interest in Subsidiary

In February 2022, the Company acquired a controlling interest in Munpia and recognized non-controlling interest at its fair value. In connection to the Company’s acquisition of Munpia in February 2022, the Company entered into a shareholders’ agreement under which the third-party former majority owner of Munpia has the right to require the Company to redeem its Munpia shares if certain events that are not solely within the Company’s control occur. The redemption price on the put option shall equal $26.20 (the equivalent of KRW 33,251) per share plus 15% per annum.

As a portion of the Munpia shares held by holders other than the Company are redeemable, such shares must be classified outside of stockholders’ equity. The Company does not consider the redemption of the redeemable non-controlling interest probable of being redeemable. Accordingly, the redeemable non-controlling interest will not be remeasured until the redeemable non-controlling interest is probable of becoming redeemable. During the year 2022, the third-party former owner of Munpia sold a portion of their Munpia shares to their employees and other third-parties, and the redemption rights under the shareholders’ agreement did not transfer along with the shares that were sold. Accordingly, such shares sold are no longer redeemable and the shares that were sold were reclassified from redeemable non-controlling interest to non-controlling interest.

Prior to the acquisition, in September 2021, Company entered into a side letter agreement with a third party, Cloudary, under which the Cloudary had the option to require the Company to purchase Cloudary’s Munpia shares for $26.20 per share (the equivalent of KRW 33,251). Such put option was set to expire upon the earlier of (i) March 2023 or (ii) when Cloudary holds less than 5% of the outstanding shares of Munpia. When the Company acquired Munpia in February 2022, the shares held by Cloudary were recognized as redeemable non-controlling interest. In December 2022, Cloudary exercised its put option and the Company purchased 425,016 of Cloudary’s Munpia shares. As a result of the exercise, Cloudary owned less than 5% of the outstanding shares of Munpia, and the remaining Munpia shares held by Cloudary were no longer redeemable. Accordingly, the remaining Cloudary owned shares were reclassified from redeemable non-controlling interest to non-controlling interest.

The following table summarizes the redeemable non-controlling interest activity for the periods indicated below (in thousands of USD):

Balance as of December 31, 2021	$—
Recognition of redeemable non-controlling interest at Munpia acquisition date	84,002
Redemption of redeemable non-controlling interest	(11,311)
Reclassification of redeemable non-controlling interest to non-controlling interest[1]	(25,818)
Net income attributable to redeemable non-controlling interest	91

Balance as of December 31, 2022	$46,964

Net income attributable to redeemable non-controlling interest	(5,535)

Balance as of December 31, 2023	$41,429

[1].

Representative of the reclassification of Cloudary’s Munpia shares from redeemable non-controlling interest to non-controlling interest and the reclassification of the Munpia shares sold by Premier from redeemable non-controlling interest to non-controlling interest.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

Note 21. Non-Controlling Interest in Subsidiaries

The Company had non-controlling interests in several of its subsidiaries. The balances of non-controlling interest as of December 31, 2023 and December 31, 2022 are as follows:

	As of December 31,
	2023	2022
	(in thousands of USD)
Munpia[1]	$49,817	$54,456
LOCUS[2]	—	11,169
Jakga	3,832	19,770
Bootcamp[3]	3,257	—

Total	$56,906	$85,395

1.	The Munpia non-controlling interest balance excludes redeemable non-controlling interest discussed in Note 20. Redeemable Non-Controlling Interest in Subsidiary.
2.

The LOCUS non-controlling interest balance is no longer included as part of the Company’s balances of non-controlling interest as LOCUS was deconsolidated in June 2023 (See Note 17. Business Combinations and Disposition for detail).

3.	The portion of net assets in Bootcamp attributable to the LP represents a non-controlling interest (See Note 16. Related Parties and Variable Interest Entity for detail).

Munpia

Munpia and its subsidiaries’ non-controlling interest represents the majority of the Company’s non-controlling interests. The changes in non-controlling interests related to the Company’s other subsidiaries is immaterial.

In February 2022, the Company acquired a controlling financial interest in Munpia (acquiring 56.3% of Munpia’s outstanding equity). However, at acquisition, a portion of the non-controlling interest balance (33.4%) is redeemable and discussed separately in Note 20. Redeemable Non-Controlling Interest in Subsidiary.

In August 2022, the Company’s subsidiary, Munpia, issued 1,263,119 new shares. As a part of this share issuance, the Company’s subsidiary WTEK received 442,112 of the new Munpia shares in exchange for 1,077 shares of Studio JHS Inc. The remaining 821,007 of new Munpia shares were issued to third-party shareholders. These transactions resulted in a net increase to the Company’s non-controlling interest balance.

In August 2022, Munpia repurchased 561,647 Munpia shares held by a third-party shareholder. These shares of Munpia were reclassified to treasury stock of Munpia. This transaction resulted in decrease to the Company’s non-controlling interest balance.

In December 2022, the Company’s subsidiary, WTEK acquired 425,016 shares of Munpia pursuant to a put option executed by Cloudary, a third-party shareholder, resulting in a decrease in the Company’s redeemable non-controlling interest. The remaining Cloudary owned Munpia shares were reclassified from redeemable non-controlling interest to non-controlling interest.

As a result of the transactions summarized above and reclassifications from redeemable non-controlling interest to permanent equity, the non-controlling interests in Munpia held by third parties increased from 10.4% to 21.9%.

WEBTOON Entertainment Inc.

Notes to Consolidated Financial Statements

The following table summarizes the effects of the changes in the Company’s ownership interest in Munpia on the Company’s equity.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Net loss attributable to WEBTOON Entertainment Inc.	$(116,455)	$(129,871)
Transfer to non-controlling interest
Changes in the Company’s equity for the issuance of 1,263,119 Munpia shares	—	4,651
Changes in the Company’s equity for the purchase of 561,647 Munpia shares	—	173
Changes in the Company’s equity for the purchase of 425,016 Munpia shares	—	160

Net transfer to non-controlling interest	—	4,984

Change from net loss attributable to WEBTOON Entertainment Inc. and transfer to non-controlling interest	$(116,455)	$(124,887)

Note 22. Subsequent Events

In March 2024, WTEK acquired 33,593 shares of common stock of Namooactors Entertainment (“Namooactors”), which represents 20.0% voting interest, for $4.6 million in cash. The Company will account for the investment in Namooactors using the equity method.

On March 27, 2024, the Company’s Board of Directors approved a merger between LDF and eBIJ to integrate the two subsidiaries’ business and operations, with LDF as the surviving company (“Merger”). The effective date of the Merger is expected to be July 1, 2024 and eBIJ will be dissolved through an absorption-type merger under the applicable corporate laws in Japan.

On March 28, 2024, Jakga entered into an agreement to issue 1,078 redeemable convertible preferred shares to a third party, KB Securities Co. Ltd. On the same day, WTEK sold 108 common shares of Jakga to third parties. These transactions resulted in a dilution of WTEK’s voting interest in Jakga to below 50%. Accordingly, the Company will deconsolidate Jakga and account for its investment using the equity method on a prospective basis. We are currently calculating the financial impact of these transactions and the deconsolidation.

WEBTOON Entertainment Inc.

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands of USD, except share and per share data)

	As of
	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$218,670	$231,745
Trade receivables, net of allowance for credit losses of $1,491[1] and $1,018[1] at March 31, 2024 and December 31, 2023, respectively	71,018	70,045
Non-trade receivables, net of allowance for credit losses of $96[2] and $31[2] at March 31, 2024 and December 31, 2023, respectively	98,707	101,731
Asset held for sale	—	6,827
Other current assets, net	97,655	82,479

Total current assets	486,050	492,827
Property and equipment, net	10,515	11,692
Operating lease right-of-use assets	25,841	29,472
Debt and equity securities	78,342	91,233
Intangible assets, net	205,470	219,502
Goodwill, net	751,059	779,176
Equity method investments	87,062	64,222
Deferred tax assets	26,964	24,045
Other non-current assets, net[3]	70,064	64,436

Total assets	$1,741,367	$1,776,605

Liabilities and equity
Current liabilities:
Accounts payable[4]	$131,444	$127,427
Accrued expenses	45,168	62,782
Short-term borrowings and current portion of long-term debt[5]	3,638	4,252
Current portion of operating lease liabilities[6]	9,341	9,945
Contract liabilities[7]	95,814	76,722
Income tax payables - corporate tax	5,231	9,459
Consumption taxes payables	4,652	7,339
Provisions and defined pension benefits	3,754	5,564
Other current liabilities	12,912	12,584

Total current liabilities	311,954	316,074
Non-current liabilities:
Long-term operating lease liabilities[8]	16,367	19,238
Defined severance benefits	21,556	23,361
Deferred tax liabilities	61,729	61,134
Other non-current liabilities	7,019	9,322

Total liabilities	$418,625	$429,129
Commitments and Contingencies (Note 7)
Redeemable non-controlling interest in subsidiary	41,525	41,429

WEBTOON Entertainment Inc.

Condensed Consolidated Balance Sheets

(unaudited)

(in thousands of USD, except share and per share data)

	As of
	March 31, 2024	December 31, 2023
Stockholders’ equity:
Common stock, $0.01 par value (5,000,000 authorized, 3,650,172 shares and 3,650,172 shares issued and outstanding as of March 31, 2024 and December 31, 2023, respectively)	$36	$36
Additional paid-in capital	1,668,342	1,667,221
Accumulated other comprehensive loss	(83,522)	(54,824)
Accumulated deficit	(357,100)	(363,292)

Total stockholders’ equity attributable to WEBTOON Entertainment Inc.	1,227,756	1,249,141

Non-controlling interests in consolidated subsidiaries	53,461	56,906
Total equity	1,281,217	1,306,047

Total liabilities, redeemable non-controlling interest, and equity	$1,741,367	$1,776,605

1	Includes amounts due from related parties of $24,712 and $4,634 as of March 31, 2024 and December 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)
2	Includes amounts due from related parties of $23,597 and $59,089 as of March 31, 2024 and December 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)
3	Includes amounts due from related parties of $15,192 and $15,876 as of March 31, 2024 and December 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)
4	Includes amounts due to related parties of $20,001 and $6,713 as of March 31, 2024 and December 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)
5	Includes amounts due to related parties of $3,636 and as of $3,800 March 31, 2024 and December 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)
6	Includes amounts due to related parties of $6,197 and $6,426 as of March 31, 2024 and December 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)
7	Includes amounts due to related parties of $16,259 and $16,160 as of March 31, 2024 and December 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)
8	Includes amounts due to related parties of $12,775 and $14,852 as of March 31, 2024 and December 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

WEBTOON Entertainment Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(unaudited)

(in thousands of USD, except share and per share data)

	Three Months Ended
	March 31, 2024	March 31, 2023
Revenue[1]	$326,744	$310,257
Cost of revenue[2]	(244,385)	(244,407)
Marketing[3]	(19,478)	(29,244)
General and administrative expenses[4]	(48,693)	(56,369)

Operating Income (Loss)	14,188	(19,763)

Interest income	1,235	357
Interest expense	(33)	(23)
Loss on equity method investments, net	(1,052)	(524)
Other income (loss), net[5]	(1,437)	4,038

Income (Loss) before income tax	12,901	(15,915)
Income tax expense	(6,668)	(2,377)

Net Income (Loss)	6,233	(18,292)

Net Income (Loss) attributable to WEBTOON Entertainment Inc.	6,192	(17,561)
Net Income (Loss) attributable to non-controlling interests and redeemable non-controlling interests	41	(731)
Other comprehensive loss:
Foreign currency translation adjustments, net of tax	(28,689)	(18,396)
Share of other comprehensive income of equity method investments, net of tax	(9)	(831)

Total other comprehensive loss, net of tax	(28,698)	(19,227)

Total Comprehensive Loss	$(22,465)	$(37,519)

Total comprehensive income (loss) attributable to WEBTOON Entertainment Inc.	(22,506)	(36,788)
Total comprehensive income (loss) attributable to non-controlling interests and redeemable non-controlling interests	41	(731)
Weighted average shares outstanding:
Basic	3,650,172	3,650,172
Diluted	3,652,150	3,650,172
Earnings (loss) Per Share Attributable to WEBTOON Entertainment Inc.:
Basic	1.73	(4.80)
Diluted	1.73	(4.80)

1

Includes amounts earned from related parties of $13,287 and $19,112 for the three months ended March 31, 2024 and March 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)

2

Includes amounts incurred from related parties of $12,836 and $3,580 for the three months ended March 31, 2024 and March 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)

3	Includes amounts incurred from related parties of $62 and $62 for the three months ended March 31, 2024 and March 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)
4	Includes amounts incurred from related parties of $6,908 and $8,441 for three months ended March 31, 2024 and March 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)
5	Includes amounts earned from related parties of $6,122 and $185 for three months ended March 31, 2024 and March 31, 2023, respectively. (See Note 12. Related Parties and Variable Interest Entity)

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

WEBTOON Entertainment Inc.

Condensed Consolidated Statements of Stockholders’ Equity and Group Equity

(unaudited)

(in thousands of USD, except share and per share data)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity attributable to WEBTOON Entertainment Inc.	Non-controlling interests in consolidated subsidiaries	Group Equity	Total equity
	Shares	Amount
Balance as of January 1, 2023	3,236,389	$32	$1,038,262	$(36,667)	$(212,033)	$789,594	$85,395	$593,513	$1,468,502
Net Loss	—	—	—	—	(10,875)	(10,875)	(320)	(6,686)	(17,881)
Foreign currency translation adjustments, net of tax	—	—	—	(18,396)	—	(18,396)	—	—	(18,396)
Equity in income of equity method investees	—	—	—	(831)	—	(831)	—	—	(831)
Equity-based compensation	—	—	125	—	—	125	1,937	—	2,062

Balance as of March 31, 2023	3,236,389	32	1,038,387	(55,894)	(222,908)	759,617	87,012	586,827	1,433,456

Balance as of January 1, 2024	3,650,171	36	1,667,221	(54,824)	(363,292)	1,249,141	56,906	—	1,306,047
Net Income (Loss)	—	—	—	—	6,192	6,192	(56)	—	6,136
Foreign currency translation adjustments, net of tax	—	—	—	(28,689)	—	(28,689)	—	—	(28,689)
Equity in income of equity method investees	—	—	—	(9)	—	(9)	—	—	(9)
Equity-based compensation	—	—	1,121	—	—	1,121	472	—	1,593
Changes in scope of consolidation	—	—	—	—	—	—	(3,861)	—	(3,861)

Balance as of March 31, 2024	3,650,171	$36	$1,668,342	$(83,522)	$(357,100)	$1,227,756	$53,461	$—	$1,281,217

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

WEBTOON Entertainment Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands of USD)

	For the Three Months Ended
	March 31, 2024	March 31, 2023
Operating activities:
Net Income (Loss)	$6,233	$(18,292)
Adjustments to reconcile net loss to cash used in operating activities:
Provision for bad debt expense	660	214
Depreciation and amortization	9,035	9,474
Operating lease expense	2,794	3,204
Loss (gain) on foreign currency, net	2,601	(765)
Deferred tax expense	(1,012)	689
Gain on debt and equity securities, net	(3,371)	(246)
Loss on equity method investments, net	1,052	524
Contingent consideration liability	(849)	1,002
Stock-based compensation	1,311	2,329
Other non-cash items	1,540	18
Changes in operating assets and liabilities
Changes in trade receivables, net of allowance	(6,724)	(4,218)
Changes in non-trade receivables, net of allowance	(4,992)	(4,895)
Changes in other assets	(5,634)	(10,364)
Changes in accounts payable	16,333	14,898
Changes in accrued expenses	(13,466)	(2,702)
Changes in contract liabilities	24,131	3,729
Changes in other liabilities	(3,291)	(15,426)
Changes in operating lease liabilities	(2,503)	(2,990)
Payment of severance benefits, net of cash transferred	8	(255)

Net cash provided by (used in) operating activities	$23,856	$(24,072)

Investing activities:
Proceeds from maturities of short-term investments	$1,129	$—
Payment made for short-term investments	(20,000)	(7,852)
Payment made for loan receivable	(98)	(12,127)
Purchases of property and equipment	(472)	(8,192)
Purchases of intangible assets	(2,590)	(1,848)
Purchases of equity method investments	(5,478)	(298)
Disposal of businesses, net of cash disposed	(358)	69
Other investing activities	51	324

Net cash used in investing activities	$(27,816)	$(29,924)

WEBTOON Entertainment Inc.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands of USD)

	For the Three Months Ended
	March 31, 2024	March 31, 2023
Financing activities:
Repayments of short-term borrowings	$(15)	$(6,632)
Payment of contingent consideration related to business acquisition	(842)	(1,001)

Net cash used in financing activities	$(857)	$(7,633)

Effect of exchange rate changes on cash and cash equivalents	$(8,258)	$561
Cash and cash equivalents:
Net decrease in cash and cash equivalents	(13,075)	(61,068)
Cash and cash equivalents at beginning of the period	231,745	279,709

Cash and cash equivalents at end of the period	$218,670	$218,641

Supplemental disclosure:
Income taxes paid	$11,785	$7,764
Interest paid	—	76

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Organization and Description of Business

WEBTOON Entertainment Inc. (the “Parent”), together with its subsidiaries, (the “Company”, “we”, “us” or “our”), is a majority-owned subsidiary of NAVER Corporation (“NAVER”), who is a leading online and web-comic platform service company. We provide hosting services for compact web-comics through both web and mobile applications and offer thousands of titles with episodes that are updated on a daily basis. We offer extensive and diverse genres of content, including fantasy, romance, and science fiction, on our platform. Platform refers to the various offerings through which we engage with users across diverse geographical markets including Korea, United States, Japan, Southeast Asia, and Europe.

Wattpad Corporation (“Wattpad”), together with its subsidiaries, is a global multi-platform entertainment company for original stories, content and advertising which became a wholly-owned subsidiary of NAVER and a sister entity of the Parent when it was acquired by NAVER on May 10, 2021. On June 1, 2023, the Parent entered into a stock contribution agreement with NAVER pursuant to which the Parent acquired 100% of the common shares of Wattpad in exchange for 413,482 shares of the common stock of the Parent (the “Wattpad Transfer”).

The Wattpad Transfer was accounted for as a common control transaction in a manner similar to the pooling-of-interest method. Thus, the financial statements of the commonly controlled entities were combined, retrospectively, as if the transactions had occurred as of January 1, 2022.

Basis of Presentation

For the period prior to June 1, 2023, the accompanying unaudited interim financial statements and footnotes present the combined Parent and Wattpad consolidated financial information. For the period after June 1, 2023, Wattpad is presented as part of the Company consolidated financial information. These financial statements and footnotes are therefore referred to as “Condensed Consolidated Financial Statements” throughout. NAVER’s equity interest in Wattpad during the period preceding the Wattpad Transfer is reflected within “Group Equity” within the Condensed Consolidated Statements of Stockholders’ Equity and Group Equity. Upon completion of the Wattpad Transfer, the Company acquired NAVER’s equity interest in Wattpad and the Group Equity is no longer applicable.

The unaudited condensed consolidated interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary for fair statement of the results of the interim period. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to such rules and regulations. The unaudited Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2023. Interim results are not necessarily indicative of the results for a full year.

The following is provided to update the Company’s significant accounting policies previously described in the Company’s audited consolidated financial statements as of and for the year ended December 31, 2023.

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Concentrations of Credit Risk

There are no individual customers who account for more than 10% of total revenue for the three months ended March 31, 2024 and March 31, 2023, or 10% or more of its trade receivables balance as of March 31, 2024 and December 31, 2023.

Three payment gateways companies represent 88.9% and 83.9% of the total non-trade receivables balance as of March 31, 2024 and December 31, 2023, respectively.

Three borrowers represent 96.3% and 96.6% of the total loan receivables balance as of March 31, 2024 and December 31, 2023, respectively.

Note 2. Revenue

Disaggregation of Revenue

The following table shows revenues disaggregated by revenue stream for the three months ended March 31, 2024 and March 31, 2023:

	Three Months Ended
	March 31, 2024	March 31, 2023
	(in thousands of USD)
Paid Content	$266,855	$255,692
Advertising	36,996	30,512
IP Adaptations	22,893	24,053

Total	$326,744	$310,257

The revenue stream disaggregation above takes into consideration how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Paid content revenue is generated from the provision of platform services that enable users to access content. Paid content revenue also includes $2.7 million and $1.9 million of physical book sales through the platform for the three months ended March 31, 2024 and March 31, 2023, respectively. Advertising revenue represents amounts earned for the display of advertisements on our offerings or product placement within content. IP Adaptations include the internal development of film, streaming series, or other rich media format adaptations commissioned by third party studios or streaming platforms; the license fees generated from sub-licensing content to third parties are $3.2 million and $3.2 million for the three months ended March 31, 2024 and March 31, 2023, respectively; as well as $5.4 million and $1.3 million of merchandise sales and third-party usage fees through the Company’s platform, and sales from pop-up stores for the three months ended March 31, 2024 and March 31, 2023, respectively.

Contract Liabilities

Contract liabilities primarily include payments received for virtual currency prior to the Company satisfying its performance obligation to deliver content to the customer.

We recognized revenues of $65.9 million and $52.5 million during the three months ended March 31, 2024 and March 31, 2023, respectively, that were included within Contract liabilities on the Condensed Consolidated Balance Sheets as of the beginning of the respective period.

As of March 31, 2024 and December 31, 2023, our remaining performance obligations were $95.8 million and $76.7 million, respectively, and we expect to recognize the entire amounts within one year of the respective date.

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 3. Earnings (Loss) per share

For the three months ended March 31, 2023, for the purpose of calculating loss per share and as a result of the common control transaction as described in Note 1. Description of Business and Summary of Significant Accounting Policies the weighted-average number of shares used in the calculation reflects the outstanding shares of Wattpad as if the equity structure of the Parent (the accounting acquirer) was retroactively stated to reflect the number of shares issued in the Wattpad Transfer.

Basic earnings (loss) per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted earnings (loss) per share is computed using the weighted average number of outstanding shares of common stock and, potentially dilutive common shares outstanding during the period. Potentially dilutive common shares consist of incremental shares issuable upon the assumed exercise of stock options. For the three months ended March 31, 2024 and March 31, 2023, the Company’s Korean subsidiaries each had outstanding stock options that will be settled in each respective subsidiary’s common shares. The numerator of the Company’s earnings (loss) per share includes the Parent’s proportionate share of the diluted earnings (loss) per share impact of outstanding subsidiaries’ stock options.

The following table sets forth the computation of basic and diluted earnings (loss) per share for the three months ended March 31, 2024 and March 31, 2023:

	Three Months Ended
	March 31, 2024	March 31, 2023
	(in thousands of USD, except share and per share data)
Basic earnings (loss) per share:
Net income (loss) attributable to WEBTOON Entertainment Inc.	$6,192	$(17,561)
Add: allocation to subsidiary / equity method investee participating security[1]	123	58

Net income (loss) available to WEBTOON Entertainment Inc.	$6,315	$(17,503)

Shares used in computation:
Weighted-average common shares outstanding	3,650,172	3,650,172

Basic earnings (loss) per share	$1.73	$(4.80)

Diluted earnings (loss) per share:
Net income (loss) available to WEBTOON Entertainment Inc.	$6,315	$(17,503)
Add: dilutive impact of subsidiary stock options	(1)	—

Diluted earnings (loss) available to WEBTOON Entertainment Inc.	$6,314	$(17,503)

Shares used in computation:
Weighted-average common shares outstanding	3,650,172	3,650,172
Add: dilutive potential common shares	1,978	—

Weighted-average common shares outstanding – diluted	3,652,150	3,650,172
Diluted earnings (loss) per share	$1.73	$(4.80)

1.	Represents net loss allocable to Jakga Company Inc. (“Jakga”) redeemable convertible preferred stock which is a participating security per ASC 260.

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

As the Company’s share options and restricted stock units (“RSUs”) feature a performance condition contingent on a qualified offering of the Company, which is defined in the 2020 Equity Incentive Plan (the “2020 Plan”) as the closing of an underwritten public offering pursuant to an effective registration statement under the U.S. Securities Act of 1933 or on the basis of an approved prospectus and/or pursuant to a valid registration, qualification or filing under applicable law of another jurisdiction, in each case of the shares or other equity securities of the Company (“Qualified Offering”) or change in control, which is defined in the 2020 Equity Incentive Plan as the change in ownership or control through either i) merger, consolidation, or other reorganization, ii) sale, transfer, or disposition of all or substantially all of Company’s assets in liquidation or dissolution or iii) the acquisition by any person or related group person (“Change in Control”), all such awards were excluded from the calculation of basic and diluted earnings (loss) per share as such performance condition was not met as of the reporting date.

Note 4. Goodwill, net

The changes in the carrying amount of goodwill for the three months ended March 31, 2024 and March 31, 2023 are as follows:

	Three Months Ended
	March 31, 2024	March 31, 2023
	(in thousands of USD)
Goodwill at January 1	$843,298	$884,052
Less: accumulated impairment losses	(64,122)	—

Goodwill, net at January 1	$779,176	$884,052
Goodwill Activity:
Foreign currency translation adjustments	(14,523)	(8,461)
Goodwill disposed	(44,326)	—
Accumulated impairment loss disposed	30,732	—

Goodwill, net at March 31	$751,059	$875,591

Goodwill at March 31	$781,975	$875,591
Less: accumulated impairment losses(*)	(30,916)	—

Goodwill, net at March 31	$751,059	$875,591

(*)	Accumulated impairment losses as of March 31, 2024 include $31,705 thousands of impairment charges and $(789) thousands of cumulative translation adjustments (“CTA”) charges.

During the three months ended March 31, 2024, the Company deconsolidated Jakga which resulted in the Company derecognizing goodwill related to the reporting unit of $13.6 million (see Note 13. Disposition). The Company is required to assess goodwill for impairment annually, or more frequently if circumstances indicate an impairment may have occurred. For the three months ended March 31, 2024 and March 31, 2023 the Company recognized no goodwill impairment.

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 5. Leases

Supplemental disclosure of cash flow information related to operating leases is as follows:

	For the Three Months Ended
	March 31, 2024	March 31, 2023
	(in thousands of USD)
Cash paid for amounts included in the measurement of operating lease liabilities	$2,503	$2,990
Right-of-use assets obtained in exchange for operating lease liabilities	—	3

The Company subleases a portion of our operating lease right-of-use assets for buildings. Total other income generated from subleases is $0.1 million and $0.1 million for the three months ended March 31, 2024 and March 31, 2023, respectively, and is included within Other income (loss), net of the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Note 6. Debt

Short-Term Borrowings

The short-term debt from Industrial Bank of Korea held by Jakga which had a carrying value of $0.4 million as of December 31, 2023 with the maturity date in June 2024 was no longer recorded in the Company’s Condensed Consolidated Financial Statements as of March 31, 2023 as Jakga is deconsolidated on March 28, 2024. The Company’s pledged assets, land and building, as collateral which were recorded as assets held for sale in the Company’s Condensed Consolidated Financial Statements with a carrying value of $6.8 million as of December 31, 2023, were no longer recorded in the Company’s Consolidated Financial Statements as of March 31, 2024. (Refer to Note 13. Disposition for additional information for Jakga disposition).

Long-Term Debt

The long-term debt from Korea Small and Medium-sized Enterprises and Startups Agency (KOSME) held by Jakga which had a carrying value of $0.1 million as of December 31, 2023 with the maturity date in February and August 2025 was no longer recorded in the Company’s Condensed Consolidated Financial Statements as of March 31, 2024 as Jakga was deconsolidated on March 28, 2024 (Refer to Note 13. Disposition for additional information for Jakga disposition).

Revolving Credit Facility

In February and April 2022, the Company entered into one-year revolving credit facility arrangements with Shinhan Bank and KEB Hana Bank. The revolving credit facility arrangements with Shinhan Bank and KEB Hana Bank were extended for an additional one-year during the three months ended March 31, 2023 and further extended for an additional one-year during the three months ended March 31, 2024. As of March 31, 2024 and March 31, 2023, the Company has not drawn any amounts from these facilities.

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 7. Commitments and Contingencies

Contingencies

The Company records a loss contingency, consistent with ASC 450, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses material contingencies when it believes a loss is not probable but reasonably possible. Accounting for contingencies requires us to use judgement related to both the likelihood of a loss and the estimate of the amount or range of loss.

Legal Proceedings

The Company is involved in a number of claims pending with various courts, or otherwise unresolved as of March 31, 2024. Adverse results in these claims may include awards of damages and may also result in, or even compel a change in the Company’s business practices, which could materially impact the Company’s future financial results. The Company cannot determine the potential loss or a range of possible losses for cases in their initial stages or where there is an unclear and inconsistent interpretation of laws related to the industry-specific grievances across various jurisdictions. Though the outcome of pending lawsuits and claims cannot be anticipated with certainty, the Company does not expect adverse results from its pending lawsuits and claims, as of March 31, 2024. The timing and outcome of ongoing legal proceedings are uncertain by nature. Therefore, while management deems the chance of a significant loss for all pending claims, whether asserted or unasserted, to be remote, the resolution of one or more of these legal matters against the Company during the same reporting period in excess of management’s projections could negatively impact the Company’s Condensed Consolidated Financial Statements for that reporting period.

Note 8. Stock-Based Compensation

In November 2020, the Company’s Board of Directors approved and adopted the 2020 Plan that was amended and restated in December 2021 (“Second Amendment”) and in November 2023 (“Third Amendment”). Under the 2020 Plan, the Company granted stock options with both service and performance conditions, and RSU with both service and performance conditions during the three months ended March 31, 2024 and March 31, 2023.

Stock options with both performance and services conditions

During the three months ended March 31, 2023, the Company granted 3,307 stock options with both performance and service conditions under the 2020 Plan. Options vest on the third anniversary of the grant date, subject to the recipient remaining an employee of the Company. The performance condition related to each option prohibits exercise of the options until a Qualified Offering of the Company has occurred, as defined in the 2020 Plan. The options expire 8 years from the grant date. The weighted average grant date fair values were $361.40 for the three months ended March 31, 2023.

Restricted Stock Units with both service and performance conditions

Under the 2020 Plan, the Company granted 5,355 RSUs with both service and performance conditions during the three months ended March 31, 2024. On the first anniversary of the vesting commencement date, the service condition is satisfied for 25% of these awards. Following this, 6.25% of these awards vest on the last day

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

of each of the 12 successive three-month periods during the grantee’s continued employment with the Company. The performance condition of the Company’s RSUs is satisfied upon a Qualified Offering. The RSUs carry dividend-equivalent rights during the vesting period, which are accrued over the vesting period if the Company declares any dividends. Dividend equivalents are subject to the same vesting conditions as the underlying RSUs, and the dividend-equivalent rights are forfeited when the recipient is no longer an employee on the vesting date. The accrued dividend is paid upon the vesting of the RSUs. As of March 31, 2024, no dividends were declared. The weighted average grant date fair value was $680.00.

A summary of compensation expenses for all stock-based payment arrangements recognized in Cost of revenue, Marketing and General and administrative expense on our Condensed Consolidated Statements of Operations and Comprehensive Loss is as follows:

	Three Months Ended
	March 31, 2024	March 31, 2023
	(in thousands of USD)
Cost of revenue	$293	$336
Marketing	115	112
General and administrative expenses	2,188	3,311

Total	$2,596	$3,759

Note 9. Income Taxes

The Company is subject to U.S. federal and various state corporate income taxes as well as taxes in foreign jurisdictions where foreign subsidiaries have been established.

For the three months ended March 31, 2024 and 2023, the Company recorded an income tax expense of $6.7 million and $2.4 million, respectively. The increase in income tax expense during the three months ended March 31, 2024 compared to the three months ended March 31, 2023 is mainly due to increase in earnings from the Company’s Korean subsidiary.

The Company’s income tax provision for the three months ended March 31, 2024 is determined using an estimate of the Company’s annual effective tax rate, adjusted for any discrete items reflected in the relevant period. The Company’s resulting effective tax rate of 51.69% varies from the federal statutory rate of 21.00% primarily due to tax benefits not recognized as a result of a full valuation allowance established by the Company and most of its foreign subsidiaries along with a discrete item of withholding taxes of $1.9 million paid in various countries by the Company and its Korean subsidiary.

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 10. Retirement Benefits

Defined severance benefits

The following table provides the components of net periodic benefit costs (income):

	Three Months Ended
	March 31, 2024	March 31, 2023
	(in thousands of USD)
Current service costs	$1,364	$2,127
Interest expense	333	387
Actuarial gain	(2,524)	(2,632)

Net periodic benefit income	$(827)	$(118)

Defined severance contribution

During the three months ended March 31, 2024 and March 31, 2023, we recognized expense of $1.2 million and $0.5 million, respectively.

Note 11. Fair Value Measurements

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The table below presents the valuation techniques and the nature of significant inputs generally used in determining the fair value of Level 3 Instruments.

Level 3 Instruments	Valuation Techniques and Significant Inputs
Debt and Equity Securities

Recent third-party investments or pending transactions are considered to be the best evidence for any change in fair value. When these are not available, the following valuation methodologies are used, as appropriate and available (i) Transactions in similar instruments; (ii) discounted cash flow techniques; (iii) third party appraisals; (iv) binomial option pricing models; and (v) industry multiples and public comparables.

Evidence of value in investees includes recent or pending reorganizations (for example, merger proposals, tender offers and debt restructurings) and significant changes in financial metrics, including (i) current financial performance as compared to projected performance; (ii) capitalization rates and multiples; and (iii) market yields implied by transactions of similar or related assets.

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The tables below present the ranges of significant unobservable inputs used to value the Company’s Level 3 assets as of March 31, 2024 and December 31, 2023. These ranges do not represent a range of values for any single instrument. For example, the lowest discount rate for a particular redeemable convertible preferred stock investment may be appropriate for valuing that specific debt security but may not be appropriate for valuing any other debt securities in this asset class. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company’s Level 3 assets.

Level 3 Instruments	Amount	Valuation Techniques	Significant Unobservable Inputs	Range of Significant Unobservable Inputs
As of March 31, 2024
Debt Securities
Redeemable convertible preferred stock	$52,651	Option pricing model	Discount rate	9.82%-23.71%
			Volatility	33.50%-65.39%

Total	$52,651

Equity Securities
Redeemable convertible preferred stock	$15,000	Measurement alternative
Contribution to investment fund	564	Measurement alternative
Private equity securities	55	Measurement alternative
Convertible preferred stock	7,805	Option pricing model	Discount rate	4.41%-18.26%
			Volatility	40.50%-49.60%
Convertible preferred stock	2,264	Measurement alternative

Total	$25,688

As of December 31, 2023
Debt Securities
Redeemable convertible preferred stock	$48,277	Option pricing model	Discount rate	9.82%-23.71%
			Volatility	33.50%-65.39%

Total	$48,277

Equity Securities
Redeemable convertible preferred stock	$15,000	Measurement alternative
Contribution to investment fund	574	Measurement alternative
Private equity securities	857	Measurement alternative
Convertible preferred stock	8,152	Option pricing model	Discount rate	4.41%-18.26%
			Volatility	40.50%-49.60%
Convertible preferred stock	2,264	Measurement alternative

Total	$26,847

As noted above, either the binomial optional pricing model or market approach were used in the determination of fair value of Level 3 assets as of March 31, 2024 and December 31, 2023. The significant unobservable inputs used in the binomial option pricing model are the discount rate or market yield used to discount the estimated future cash flows expected to be received from the underlying investment, which include both future principal and interest payments. An increase in the discount rate or market yield would result in a decrease in the fair value. Included in the consideration and selection of discount rates or market yields is risk of

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

default, rating of the investment, call provisions and comparable company investments. The significant unobservable inputs used in the market approach are based on market comparable transactions and market multiples of publicly traded comparable companies. Increases or decreases in market comparable transactions or market multiples would result in an increase or decrease in the fair value.

The below tables present a summary of changes in fair value of Level 1 and Level 3 assets, included within Debt and equity securities in the Condensed Consolidated Financial Balance Sheets, by investment type (in thousands of USD):

	Three Months Ended March 31, 2024
	Level 1	Level 3		Total
	Equity Securities	Equity Securities	Debt Securities	Debt & Equity Securities
Beginning balance, January 1	$16,109	$26,847	$48,277	$91,233
Business disposition	—	(776)	6,522	5,746
Net unrealized gain	3,352	19	—	3,371
Sales and settlement	—	(4)	—	(4)
Reclassification	(18,701)	—	—	(18,701)
Currency translation differences	(757)	(398)	(2,148)	(3,303)

Ending balance, March 31	$3	$25,688	$52,651	$78,342

	Three Months Ended March 31, 2023
	Level 1	Level 3		Total
	Equity Securities	Equity Securities	Debt Securities	Debt & Equity Securities
Beginning balance, January 1	$8,680	$31,672	$68,787	$109,139
Purchases	—	46	—	46
Net unrealized gain	117	128	—	245
Currency translation differences	7	(617)	(1,926)	(2,536)

Ending balance, March 31	$8,804	$31,229	$66,861	$106,894

The Level 1 equity securities relate to a contribution to investments in public equity securities that have readily determinable fair values.

The Level 3 equity securities relate to the Company’s investments in privately held companies through the purchase of convertible preferred stock, private equity securities, contribution to investment fund and redeemable convertible preferred stock. For these equity securities, the Company does not have the ability to exercise significant influence on the investee, and therefore accounts for them as equity securities under ASC Topic 321, Investments in Equity Securities.

The Level 3 debt securities relate to the Company’s investments in privately held companies through the purchase of redeemable convertible preferred stock that meet the definition of a debt security.

For the three months ended March 31, 2024 and March 31, 2023, the Company did not recognize any realized gain or loss on its Level 3 equity or debt securities.

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

Note 12. Related Parties and Variable Interest Entity

The Company’s Related Parties

NAVER and LY Corporation (“LY”, and formerly named Z Holdings Corporation) are the primary shareholders of the Parent. Related parties include NAVER’s controlled affiliates, Company’s management, Company directors, and stakeholders that hold significant influence over the Company. During the three months ended March 31, 2024 and March 31, 2023, the Company provided advertising services to NAVER group companies and LY giving rise to related party trade and non-trade receivables as of March 31, 2024 and December 31, 2023. Additionally, during the three months ended March 31, 2024 and March 31, 2023, the Company received brand-usage and outsourcing services from NAVER and LY, which resulted in the Company recognizing related party payables as of March 31, 2024 and December 31, 2023.

In March 2022, the Company started leasing office space from NAVER. Operating lease expenses from the lease were $1.6 million and $1.6 million during the three months ended March 31, 2024 and March 31, 2023, respectively, with related lease obligations of $19.0 million and $21.3 million as of March 31, 2024 and December 31, 2023, respectively. The Company also subleases part of its office space to other related parties and the total other income generated from subleases was $0.1 million and $0.1 million for the three months ended March 31, 2024 and March 31, 2023, respectively.

In April 2022, Studio N, the Company’s subsidiary received the NW Media Loan from NAVER, which was transferred to its subsidiary NWMC in June 2022. The NW Media Loan was extended for additional one-year during the three months ended March 31, 2024.

In February 2023, the Company issued a one-year loan to its related party, NAVER WEBTOON Company Corporation, for $11.6 million with a fixed interest rate of 5.26%. The loan was extended for additional one-year with a fixed interest rate of 4.6% during the three months ended March 31, 2024.

During the three months ended March 31, 2024 and March 31, 2023, transfers of employees between the Company and its non-consolidated affiliates resulted in the transfer of corresponding severance benefit obligations and cash which is reflected in Payment of severance benefits, net of cash transferred in the Condensed Consolidated Statements of Cash Flows.

Related Party Transactions and Balances

The Company entered into the following significant related party transactions during the periods presented:

	Three Months Ended
	March 31, 2024	March 31, 2023
	(in thousands of USD)
Revenue generated	$13,287	$19,112
Cost of revenue incurred	12,836	3,580
Marketing expenses incurred	62	62
General and administrative expenses incurred	6,908	8,441
Other income, net	6,122	185

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

The Company had the following significant balances due from and due to related parties as of March 31, 2024 and December 31, 2023:

	As of
	March 31, 2024	December 31, 2023
	(in thousands of USD)
Due from related parties
Trade receivables	$24,712	$4,634
Non-trade receivables	23,597	59,089
Other non-current assets	4,060	4,243
Loan receivables	11,132	11,633
Due to related parties
Current portion of operating lease liabilities	6,197	6,426
Long-term operating lease liabilities	12,775	14,852
NW Media Loan	3,636	3,800
Accounts payables	20,001	6,713
Contract liabilities	16,259	16,160
Other	266	243

Variable Interest Entity

In August 2023, WWS, the Company’s wholly-owned subsidiary, entered into a Limited Partnership Agreement with NWMC, a wholly-owned subsidiary of NAVER and a sister company of WEBTOON, to establish Bootcamp Limited Partnership (“Bootcamp”) pursuant to Limited Partnerships Act of the Province of Ontario, Canada. Bootcamp aims to distribute or to arrange for the distribution of a film produced by GPM Boot Productions Inc. which is a film adaptation of a web-novel titled Boot Camp published on our platform.

WWS is the general partner (“GP”) of Bootcamp and manages as well as makes all operating decisions over Bootcamp and receives a 1.0% variable interest management fee based on contributed capital. NWMC is the sole limited partner (“LP”) and has no unilateral participating or kick-out rights over the GP. Bootcamp is a VIE over which WWS is the primary beneficiary because the LP with the equity at risk is not able to exercise substantive kick-out rights or participating rights and WWS has the obligation to absorb losses and right to receive benefits that could potentially be significant to Bootcamp. Accordingly, we consolidated Bootcamp into the Condensed Consolidated Financial Statements.

Note 13. Disposition

Jakga

On March 28, 2024, the Company entered into a stock transfer agreement with a third party (the “Buyer”), pursuant to which the Buyer agreed to acquire 0.3% of Jakga voting interests from the Company. The Company completed the sale for consideration of $0.1 million in cash. On the same day, Jakga entered into a share investment agreement with another third party, pursuant to which Jakga issued new shares of redeemable convertible preferred stock representing 3.5% of the voting equity interest of Jakga. Following the completion of the stock transfer agreement and the share investment agreement, the Company entered into a shareholder’s agreement to forgo its ability to appoint a member on Jakga’s board of directors to divest Jakga. The stock

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

transfer agreement, share investment agreement, and shareholder’s agreement (collectively, the “Jakga Transactions”) resulted in a dilution of the Company’s ownership to 49.2% and losing controlling financial interest in Jakga. The Company deconsolidated Jakga on March 28, 2024 and accounted for the retained common stock as an equity method investment and the retained redeemable convertible preferred stock as a debt security (see additional details related to the redeemable preferred stock in Note 11. Fair Value Measurements). Jakga became a related party of the Company after the deconsolidation.

As of the disposition date, the retained common stock and redeemable convertible preferred stock in Jakga were measured at fair value using a discounted cash flow model applying a discount rate of 15.1% and a terminal growth rate of 1.0% incorporating historical financial information, business plans of Jakga, and market outlook information. The Company recorded a $2.5 million loss on disposition of Jakga in Other income (loss), net in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2024. The loss includes the accounting for assets sold, liabilities transferred upon sale and the loss of $2.1 million relating to the remeasurement of the retained interest in Jakga.

The Company has accounted for the transaction as follows (in thousands of USD):

Cash consideration received	$149
Fair value of retained common stock of Jakga by the Company	3,075
Fair value of retained redeemable convertible preferred stock of Jakga by the Company	6,432
Carrying value of non-controlling interest in Jakga held by other than the Company	3,861
Carrying amount of net assets of Jakga including goodwill, identified intangibles and deferred tax liabilities	(15,998)

Loss on disposal of Jakga	$(2,481)

Note 14. Equity Method Investments

The Company accounts for investments using the equity method when the Company can exercise significant influence over operating and financial policies, but does not hold a controlling interest in the investee.

Due to the Jakga Transactions entered by the Company on March 28, 2024, the Company’s voting equity interest in Jakga reduced to 49.2%, and the Company no longer held a controlling financial interest. The Company deconsolidated Jakga and recognized the retained common stock of Jakga as an equity method investment (see additional details in Note 13. Disposition).

In March 2024, upon the appointment of a director in CELSYS, Inc. (“CELSYS”) by the Company, the Company can exercise significant influence over CELSYS, and recognized the retained shares of common stock of CELSYS as an equity method investment.

In March 2024, the Company acquired 33,593 shares of common stock of Namooactors Entertainment (“Namooactors”), which represents 20.0% voting interest, for $4.6 million in cash. The Company accounted for the investment in Namooactors using the equity method.

WEBTOON Entertainment Inc.

Notes to Condensed Consolidated Financial Statements

(unaudited)

In March 2024, the Company invested in STUDIO WHITE Limited Liability Partnership (“STUDIO WHITE”), which represents 40.0% partnership interest, for $0.8 million in cash. The Company accounted for the investment in STUDIO WHITE using the equity method.

Note 15. Redeemable Non-Controlling Interest in Subsidiary

The following table summarizes the redeemable non-controlling interest activity for the periods indicated below (in thousands of USD):

	2024	2023
Balance as of January 1	$41,429	$46,964
Net income attributable to redeemable non-controlling interest	96	(411)

Balance as of March 31	$41,525	$46,553

Note 16. Non-Controlling Interest in Subsidiaries

The Company had non-controlling interests in several of its subsidiaries. The balances of non-controlling interest as of March 31, 2024 and December 31, 2023 are as follows (in thousands of USD):

	As of
	March 31, 2024	December 31, 2023
Munpia[1]	$50,204	$49,817
Jakga[2]	—	3,832
Bootcamp[3]	3,257	3,257

Total	$53,461	$56,906

1.	The Munpia non-controlling interest balance excludes redeemable non-controlling interest discussed in Note 15. Redeemable Non-Controlling Interest in Subsidiary.
2.

The Jakga non-controlling interest balance is no longer included as part of the Company’s balances of non-controlling interest as Jakga was deconsolidated in March 2024 (See Note 13. Disposition for detail).

3.	The portion of net assets in Bootcamp attributable to the LP represents a non-controlling interest (See Note 12. Related Parties and Variable Interest Entity for detail).

Note 17. Subsequent Events

Management evaluated subsequent events of the Company through May 10, 2024, which is the date these financial statements were issued, and determined there are no subsequent events which require disclosure.

   Shares

WEBTOON Entertainment Inc.

Common Stock

Active Bookrunners

Goldman Sachs & Co. LLC

Morgan Stanley

J.P. Morgan

Evercore ISI

Joint Bookrunners

Deutsche Bank Securities

UBS Investment Bank

HSBC

Co-Managers

Raymond James

LionTree

Through and including    , 2024 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All expenses will be borne by the registrant. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq listing fee.

	Amount to be Paid
SEC Registration Fee		$14,760
FINRA filing fee		15,500
Nasdaq listing fee		295,000
Printing			*
Legal fees and expenses			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous expenses			*

Total	$		*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability of (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its shareholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL, (4) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (5) an officer in any action by or in the right of the corporation. The registrant’s amended and restated certificate of incorporation (the “Amended Charter”) to be in effect immediately prior to the closing of this offering provides for such limitation of liability.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise.

The registrant’s amended and restated bylaws (the “Amended Bylaws”) to be in effect immediately prior to the closing of this offering of the registrant provide, among other things, that:

•

The registrant shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may thereafter be amended, any person (a “Covered Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the registrant or, while a director or officer of the registrant, is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such Covered Person.

•

Notwithstanding the foregoing, subject to certain exceptions, the registrant shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the registrant’s board of directors.

•

The registrant shall to the fullest extent not prohibited by applicable law pay the expenses incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under the registrant’s bylaws or otherwise.

•

The rights conferred on any Covered Person by the bylaws shall not be exclusive of any other rights which such Covered Person may have or thereafter acquire under any statute, provision of the certificate of incorporation, the bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

•

Any right to indemnification or to advancement of expenses of any Covered Person arising thereunder shall not be eliminated or impaired by an amendment to or repeal of the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought.

•

The indemnification provisions in the bylaws shall not limit the right of the registrant, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

The registrant also maintains directors’ and officers’ insurance to insure such persons against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We intend to enter into separate indemnification agreements with our directors and officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our Amended Charter and Amended Bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our Amended Charter and Amended Bylaws.

These indemnification provisions may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities.

Since May 1, 2021, we have issued the following unregistered securities:

(1)

In May 2021, we issued an aggregate of 433,668.64 shares of common stock and 217,485.48 shares of common stock to NAVER and LINE, respectively, at a price of $423.46 per share in order to fund our operation;

(2)

Between November 2021 and March 2022, we issued an aggregate of 174,099.90 shares of common stock to NAVER at a purchase price of $836.70 per share in order to fund the acquisition of eBIJ by LDF (“eBook Acquisition”);

(3)

In March 2022, we issued an aggregate of 90,990 shares of common stock at a price of $836.70 per share of common stock to NAVER WEBTOON and LDF, who then transferred such shares to Z Holdings through a series of transactions in March 2022;

(4)

Between April and May 2022, we issued an aggregate of 180,277.69 shares of common stock to NAVER for an aggregate purchase price of approximately $268.0 million in accordance with a certain transaction agreement, dated as of September 30, 2021, by and among NAVER, LDF and Z Holdings in connection with the eBook Acquisition;

(5)	In May 2022, we issued an aggregate of 38,546.55 shares of common stock to LINE at a price of $1,513.99 per share;

(6)	In June 2022, we issued an aggregate of 3,335.55 shares of common stock to three accredited investors at a price of $1,513.99 per share; and
(7)	In May 2023, we issued 413,781.93 shares of common stock to NAVER at a price of $1,513.99 per share in connection with the acquisition of stock ownership of Wattpad Corp. from NAVER.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe each of these transactions was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder) as transactions by an issuer not involving any public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Options and Restricted Units

Since May 1, 2021, we have issued the following unregistered securities:

(1) We granted to our employees, directors, and other service providers options to purchase an aggregate of shares of common stock under our 2020 Equity Incentive Plan (as amended and restated from time to time, “2020 Plan”) with strike prices ranging from    to    per share. The Company granted    options with a service-based vesting period and a performance condition and    options with a service condition.

(2) We granted to certain members of management restricted stock units representing an aggregate of    shares of common stock under our 2020 Plan, of which    shares vest upon achievement of either a service or a performance condition and    shares vest upon achievement of both service and performance conditions.

Item 16.	Exhibits and Financial Statement Schedules.

Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the accompanying notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect immediately prior to the consummation of this offering

3.2*	Form of Amended and Restated By-Laws of the Registrant, to be in effect immediately prior to the consummation of this offering

5.1*	Form of Opinion of Kirkland & Ellis LLP

10.1*	Form of Stockholder Agreement between the Registrant and certain of its Stockholders with each such Stockholder separately

10.2*	Form of Registration Rights Agreement by and among the Registrant and certain of its stockholders

10.3*	Form of Director and Officer Indemnification Agreement

10.4*†	Form of 2024 Omnibus Incentive Plan

10.5*†	2020 Stock Option Plan

10.6*†	Amended and Restated 2020 Stock Option Plan

10.7*†	Second Amended and Restated 2020 Stock Option Plan

10.8*†	Third Amended and Restated 2020 Equity Incentive Plan

10.9*†	Form of Stock Option Agreement (U.S.) under 2020 Stock Option Plan

10.10*†	Form of Stock Option Agreement (Korea) under 2020 Stock Option Plan

10.11*†	Form of Stock Option Agreement (Korea) under Amended and Restated 2020 Stock Option Plan

10.12*†	Form of Stock Option Agreement (Korea) under Third Amended and Restated 2020 Stock Option Plan

10.13*†	Form A of Restricted Stock Unit Agreement under Third Amended and Restated 2020 Equity Incentive Plan

10.14*†	Form B of Restricted Stock Unit Agreement under Third Amended and Restated 2020 Equity Incentive Plan

10.15*†	Form C of Restricted Stock Unit Agreement under Third Amended and Restated 2020 Equity Incentive Plan

10.16*†	Restricted Stock Unit Agreement under Third Amended and Restated 2020 Equity Incentive Plan between the Registrant and Junkoo Kim

10.17*†	Stock Option Agreement under Third Amended and Restated 2020 Equity Incentive Plan between the Registrant and David Lee

10.18*†	2023 Restricted Stock Unit Agreement under Third Amended and Restated 2020 Equity Incentive Plan between the Registrant and David Lee

10.19*†	2024 Restricted Stock Unit Agreement under Third Amended and Restated 2020 Equity Incentive Plan between the Registrant and David Lee

10.20*†	Stock Option Agreement under Third Amended and Restated 2020 Equity Incentive Plan between the Registrant and Chankyu Park

Exhibit Number	Description

10.21*†	English Translation of Form of Business Delegation Agreement

10.22*†	English Translation of Form of Annex Agreement to Business Delegation Agreement

10.23*†	Executive Employment Agreement, dated October 14, 2023, between the Registrant and David Lee

21.1*	List of Significant Subsidiaries of the Registrant

23.1*	Consent of Samil PricewaterhouseCoopers, independent registered public accounting firm

23.2*	Form of Consent of Kirkland & Ellis LLP (included in Exhibit 5.1)

23.3*	Consent of Euromonitor International Limited

24.1*	Power of Attorney (included in signature page)

107*	Filing Fee Table

*	Filed herewith
**	To be filed by amendment
†	Management compensatory plan or contract

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on May 31, 2024.

WEBTOON Entertainment Inc.

By:	/s/ Junkoo Kim
Name: Junkoo Kim
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints Junkoo Kim and David J. Lee each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ Junkoo Kim Junkoo Kim	Chief Executive Officer and Director (Principal Executive Officer)	May 31, 2024

/s/ David J. Lee David J. Lee	Chief Financial Officer, Chief Operating Officer and Director (Principal Financial and Accounting Officer)	May 31, 2024

/s/ Haejin Lee Haejin Lee	Director	May 31, 2024

/s/ Namsun Kim Namsun Kim	Director	May 31, 2024

/s/ Jun Masuda Jun Masuda	Director	May 31, 2024

/s/ Isabelle Winkles Isabelle Winkles	Director	May 31, 2024

/s/ Nancy Dubuc Nancy Dubuc	Director	May 31, 2024